                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-92389


[LENNOX LOGO]                                                         [SERVICE EXPERTS LOGO]

                  MERGER PROPOSED--YOUR VOTE IS VERY IMPORTANT

     Service Experts, Inc. has agreed to be acquired by Lennox International Inc. in a merger transaction in which Service Experts would become a wholly-owned subsidiary of Lennox. We believe this combination will create a leading vertically integrated heating, ventilation and air conditioning company.

     If we complete the merger, Service Experts stockholders will receive 0.67 of a share of Lennox common stock for each share of their Service Experts common stock. We estimate that after the merger, the former stockholders of Service Experts will own approximately 21% of the outstanding shares of Lennox common stock.

     Lennox common stock trades on the New York Stock Exchange under the trading symbol "LII."

     We are asking Service Experts stockholders to approve the merger agreement and the merger. We are asking Lennox stockholders to approve the issuance of Lennox common stock in the merger. We cannot complete the merger unless we receive these necessary approvals of stockholders of both companies.

     We have each scheduled a special meeting of our respective stockholders to vote on these important matters.

     The dates, times and places of the meetings are:

For Lennox stockholders:
January 21, 2000
10:00 a.m., local time
University of Texas at Dallas Conference Center
Rutford Avenue and Drive A
Richardson, Texas 75083
For Service Experts stockholders:
January 21, 2000
10:00 a.m., local time
Hilton Suites
9000 Overlook Boulevard
Brentwood, Tennessee 37027

     This document gives you detailed information about the special meetings and the proposed transactions. We encourage you to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE PROPOSED TRANSACTION.

     We are very enthusiastic about this merger and the strength and capabilities we expect from the combined company. We join all the other members of the two companies' boards of directors in recommending that you vote in favor of the merger agreement and the merger or the issuance of common stock in the merger, as applicable.

     Very truly yours,

/s/ JOHN W. NORRIS, JR.                         /s/ ALAN R. SIELBECK
John W. Norris, Jr.                             Alan R. Sielbeck
Chairman of the Board and                       Chairman of the Board, President
Chief Executive Officer                         and Chief Executive Officer
Lennox International Inc.                       Service Experts, Inc.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF LENNOX COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This joint proxy statement/prospectus is dated December 20, 1999 and was first mailed to the stockholders of Lennox and Service Experts on or about December 21, 1999.

                             [SERVICE EXPERTS LOGO]

                             SERVICE EXPERTS, INC.
                         SIX CADILLAC DRIVE, SUITE 400
                           BRENTWOOD, TENNESSEE 37027

                  NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON JANUARY 21, 2000

To the Stockholders of Service Experts, Inc.:

     A Special Meeting of stockholders of Service Experts, Inc. will be held on January 21, 2000 at 10:00 a.m., local time, at Hilton Suites, 9000 Overlook Boulevard, Brentwood, Tennessee 37027 for the following purposes described in the accompanying joint proxy statement/prospectus:

     - To consider and vote on the approval and adoption of an Agreement and Plan of Merger, dated as of October 26, 1999, among Service Experts, Inc., Lennox International Inc. and a subsidiary of Lennox, and the merger pursuant to this agreement; and

     - To transact any other business that may properly come before the special meeting or any adjournment or postponement.

     The board of directors has determined that owners of record of Service Experts common stock at the close of business on December 15, 1999 are entitled to notice of and to vote at the special meeting or any adjournment or postponement.

                                            By Order of the Board of Directors,

                                            /s/ ANTHONY M. SCHOFIELD
                                            Chief Financial Officer,
                                            Secretary and Treasurer

                             YOUR VOTE IS IMPORTANT

             TO BE SURE YOUR SHARES ARE REPRESENTED AT THE MEETING,
             PLEASE COMPLETE, DATE, SIGN AND RETURN YOUR PROXY CARD
           IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE.
               YOU MAY VOTE IN PERSON AT THE MEETING EVEN IF YOU
                            SEND IN YOUR PROXY CARD.

                                 [LENNOX LOGO]
                              2140 LAKE PARK BLVD.
                            RICHARDSON, TEXAS 75080

                  NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON JANUARY 21, 2000

To the Stockholders of Lennox International Inc.:

     A Special Meeting of stockholders of Lennox International Inc. will be held on January 21, 2000 at 10:00 a.m., local time, at the University of Texas at Dallas Conference Center, Rutford Avenue and Drive A, Richardson, Texas 75083 for the following purposes described in the accompanying joint proxy statement/prospectus:

     - To consider and vote on the issuance of shares of Lennox common stock pursuant to a merger to be consummated in accordance with an Agreement and Plan of Merger, dated as of October 26, 1999, among Service Experts, Inc., Lennox International Inc. and a subsidiary of Lennox; and

     - To transact any other business that may properly come before the special meeting or any adjournment or postponement.

     The board of directors has determined that owners of record of Lennox common stock at the close of business on December 15, 1999 are entitled to notice of and to vote at the special meeting or any adjournment or postponement.

                                            By Order of the Board of Directors,

                                            /s/ CARL E. EDWARDS, JR.
                                            Executive Vice President,
                                            General Counsel and Secretary

                             YOUR VOTE IS IMPORTANT

             TO BE SURE YOUR SHARES ARE REPRESENTED AT THE MEETING,
             PLEASE COMPLETE, DATE, SIGN AND RETURN YOUR PROXY CARD
           IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE.
               YOU MAY VOTE IN PERSON AT THE MEETING EVEN IF YOU
                            SEND IN YOUR PROXY CARD.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    iv
SUMMARY.....................................................     1
  The Companies.............................................     1
  Lennox's Reasons for the Merger...........................     2
  Service Experts' Reasons for the Merger...................     2
  Merger Recommendations to Stockholders....................     2
  Conflicts of Interest.....................................     2
  Opinions of Financial Advisors............................     3
  The Terms of the Merger Agreement.........................     3
  What Stockholders Will Receive............................     3
  No Appraisal Rights.......................................     3
  Tax Consequences of the Merger............................     3
  Comparative Per Share Market Price Information............     4
  Treatment of Service Experts Stock Options, Warrants,
     Restricted Stock and Convertible Notes.................     4
  Record Date For Stockholders to Vote at the Special
     Meetings...............................................     4
  Vote of Stockholders Required.............................     4
  Voting Agreements.........................................     5
  Conditions to the Completion of the Merger................     5
  Termination of the Merger Agreement.......................     5
  Termination Fees and Expense Reimbursement................     6
  Stock Option Agreement....................................     6
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA............     7
  Selected Historical Financial Data of Service Experts.....     7
  Selected Historical Financial and Other Data of Lennox....     8
  Selected Unaudited Pro Forma Financial Data...............     9
COMPARATIVE PER SHARE DATA..................................    10
RISK FACTORS................................................    11
  Risk Factors Relating to the Merger.......................    11
  Risk Factors Relating to the Failure to Approve the
     Merger.................................................    12
  Risk Factors Relating to the Business of Lennox and
     Service Experts as a Combined Company..................    13
  Risk Factors Relating to Lennox's Governing Documents and
     Stock Price............................................    16
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........    17

THE SPECIAL MEETINGS........................................    18
  Date, Times and Places....................................    18
  Matters to be Considered at the Special Meetings..........    18
  Record Date; Stock Entitled to Vote; Quorum...............    18
  Votes Required............................................    19
  Share Ownership of Management.............................    19
  Shares Held in Street Name; Voting of Proxies.............    20
  Proxy Solicitation........................................    21
THE MERGER TRANSACTION......................................    22
  Service Experts Proposal..................................    22
  Lennox Proposal...........................................    22
  Background of the Merger..................................    22
  Service Experts' Reasons for the Merger; Recommendation of
     Service Experts Board..................................    25
  Opinion of Service Experts Financial Advisors.............    29
  Lennox's Reasons for the Merger; Recommendation of Lennox
     Board..................................................    35
  Opinion of Lennox Financial Advisor.......................    38
  Material Federal Income Tax Consequences of the Merger....    43

                                                              PAGE
                                                              ----
Conflicts of Interest.......................................    45
  Regulatory Matters........................................    45
  Stock Exchange Listing....................................    46
  No Appraisal Rights.......................................    46
COMPARATIVE PER SHARE AND MARKET PRICE INFORMATION..........    47
  Dividend Policy...........................................    47
INFORMATION ABOUT SERVICE EXPERTS...........................    48
INFORMATION ABOUT LENNOX....................................    49
  Selected Historical Financial and Other Data of Lennox....    49
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................    50
  Business of Lennox........................................    64
  Management of Lennox......................................    81
  Certain Relationships and Related Party Transactions......    95
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  INFORMATION...............................................    97
MATERIAL TERMS OF THE MERGER AGREEMENT......................   102
  Structure of the Merger...................................   102
  Timing of Closing and Effective Time......................   102
  Merger Consideration......................................   102
  Cancellation of Shares....................................   102
  Procedures for Surrender of Certificates; Fractional
     Shares.................................................   102
  Treatment of Service Experts Stock Options, Warrants,
     Restricted Stock and Convertible Notes.................   103
  Board of Directors and Officers...........................   104
  Covenants.................................................   104
  Representations and Warranties............................   108
  Additional Agreements.....................................   109
  Conditions to the Completion of the Merger................   111
  Termination of the Merger Agreement.......................   112
  Amendments and Waiver.....................................   114
MATERIAL TERMS OF THE STOCK OPTION AGREEMENT................   114
  The Stock Option..........................................   114
  Exercise of the Stock Option..............................   114
  Cash Election.............................................   114
  Listing and Registration Rights...........................   114
  Limitation on Total Profit................................   114
  Effect of the Stock Option Agreement......................   115
  Standstill Provision......................................   115
VOTING AGREEMENTS...........................................   116
  Lennox Shareholder Agreements.............................   116
  Service Experts Shareholder Agreements....................   116
FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER
  RESTRICTIONS..............................................   117
OWNERSHIP OF LENNOX COMMON STOCK............................   117
COMPARISON OF STOCKHOLDER RIGHTS............................   121
DESCRIPTION OF LENNOX CAPITAL STOCK.........................   125
  Common Stock..............................................   125
  Preferred Stock...........................................   125
  Business Combination Statute..............................   126
  Certificate of Incorporation and Bylaw Provisions.........   127
  Rights to Purchase Securities and Other Property..........   131
  Transfer Agent and Registrar..............................   131
LEGAL MATTERS...............................................   131

                                                              PAGE
                                                              ----
EXPERTS.....................................................   131
WHERE YOU CAN FIND MORE INFORMATION.........................   131
SUBMISSION OF STOCKHOLDER PROPOSALS.........................   133
INDEX TO FINANCIAL STATEMENTS...............................   F-1

ANNEX A         -- Agreement and Plan of Merger
ANNEX B         -- Stock Option Agreement
ANNEX C         -- Form of Service Experts Shareholder Agreement
ANNEX D         -- Form of Lennox Shareholder Agreement
ANNEX E         -- Opinion of SunTrust Equitable Securities Corporation
ANNEX F         -- Opinion of Wasserstein Perella & Co., Inc.
ANNEX G         -- Opinion of Warburg Dillon Read LLC

                             ---------------------

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT SERVICE EXPERTS THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE TO YOU WITHOUT CHARGE UPON EITHER WRITTEN OR ORAL REQUEST. YOU CAN OBTAIN THIS INFORMATION BY REQUESTING IT IN WRITING OR BY TELEPHONE FROM SERVICE EXPERTS AT THE FOLLOWING ADDRESS AND TELEPHONE NUMBER:

                            SERVICE EXPERTS, INC.
                            SIX CADILLAC DRIVE, SUITE 400
                            BRENTWOOD, TENNESSEE 37027
                            ATTENTION: INVESTOR RELATIONS
                            (615) 371-9990

     IF YOU WOULD LIKE TO REQUEST THIS INFORMATION, PLEASE DO SO BY JANUARY 13, 2000 IN ORDER TO RECEIVE IT BEFORE THE SPECIAL MEETINGS.

     FOR ADDITIONAL SOURCES OF THE DOCUMENTS INCORPORATED BY REFERENCE AND OTHER INFORMATION ABOUT SERVICE EXPERTS AND LENNOX, YOU SHOULD READ "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 131.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHEN AND WHERE ARE THE SPECIAL MEETINGS OF STOCKHOLDERS?

A. Each company's special meeting will take place on January 21, 2000. The location of each special meeting is indicated on page 18.

Q: WHAT DO I NEED TO DO NOW?

A. After you have carefully read this document, indicate on your proxy card how you want to vote. Complete, sign, date and mail the proxy card in the enclosed return envelope as soon as possible. The board of directors of Service Experts believes that the merger is advisable, fair to Service Experts stockholders and in their best interest and recommends that Service Experts stockholders vote for approval and adoption of the merger agreement and the merger. The board of directors of Lennox believes that the merger is advisable, fair to Lennox stockholders and in their best interest and recommends that Lennox stockholders vote for the issuance of shares of Lennox common stock in the merger.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. If you do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote your shares on the proposals presented at your special meeting. You should therefore provide your broker with instructions as to how to vote your shares.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A. You may change your vote:

     - by sending a written notice to the corporate secretary of your company prior to your special meeting stating that you would like to revoke your proxy;

     - by completing, signing and dating another proxy card and returning it by mail prior to your special meeting; or

     - by attending your special meeting and voting in person.

     Lennox stockholders who want help in changing their vote should call 1-877-536-6832. Service Experts stockholders who want help in changing their vote should call 1-615-371-9990.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES AT THIS TIME?

A. No. After we complete the merger, we will send Service Experts stockholders written instructions for exchanging their stock certificates. Stock certificates held by Lennox stockholders do not need to be exchanged.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A. We must first obtain the approvals of our stockholders at the special meetings and the necessary regulatory clearances. We currently expect to complete the merger in the first quarter of 2000. However, we cannot assure you when or if the merger will occur.

Q: WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANIES, THE SPECIAL MEETINGS OR THE MERGER?

A. Both Service Experts and Lennox file reports and other information with the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov and at the offices of the New York Stock Exchange, or you can request copies of these documents from us.

     Service Experts stockholders may call 1-615-371-9990 and Lennox stockholders may call 1-877-536-6832 for information on the merger and the special meetings.

                                    SUMMARY

     This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger, you should carefully read the rest of this document and the other documents we refer to. You should also read "Where You Can Find More Information" on page 131. We have included page references directing you to a more complete description of each item presented in this summary.

THE COMPANIES (SEE PAGES 48 AND 49)

LENNOX INTERNATIONAL INC.
2140 Lake Park Blvd.
Richardson, Texas 75080
(972) 497-5000

     Lennox is a one hundred year old leading global provider of climate control solutions and had 1998 net sales of $1.8 billion. Lennox designs, manufactures and markets a broad range of products for the heating, ventilation, air conditioning and refrigeration markets, which is sometimes referred to as "HVACR." Lennox's products are sold under well-established brand names including Lennox, Armstrong Air, Bohn, Larkin, Heatcraft and others. In September 1998, Lennox initiated a program to acquire dealers in metropolitan areas in the United States and Canada so it can provide heating and air conditioning products and services directly to consumers. As of September 30, 1999, Lennox had acquired 57 dealers in Canada and 19 in the United States for an aggregate purchase price of approximately $164 million and had signed letters of intent to acquire seven additional Canadian dealers and 25 United States dealers for an aggregate purchase price of approximately $82 million.

     Lennox's furnaces, heat pumps, air conditioners, pre-fabricated fireplaces and related products are available in a variety of designs, efficiency levels and price points that provide an extensive line of comfort systems. A majority of Lennox's sales of residential heating and air conditioning products in the United States and Canada are to the repair and replacement market, which is less cyclical than the new construction market. Lennox also provides a range of air conditioning products for commercial market applications such as mid-size office buildings, restaurants, churches and schools. Lennox's commercial refrigeration products are used primarily in cold storage applications for food preservation in supermarkets, convenience stores, restaurants, warehouses and distribution centers. Lennox's heat transfer products are used by it in its HVACR products and sold to third parties.

SERVICE EXPERTS, INC.
Six Cadillac Drive, Suite 400
Brentwood, Tennessee 37027
(615) 371-9990

     Service Experts was formed in 1996 and has become one of the leading providers of residential heating, ventilating and air conditioning, which is sometimes referred to as "HVAC," services and replacement equipment in the United States. As of September 30, 1999, Service Experts operated 120 HVAC service and replacement businesses in 36 states. Service Experts also owns Contractor Success Group, Inc., a company that provides HVAC businesses proprietary products, as well as marketing, management, educational and advisory services. The Service Experts' businesses install, service and maintain central air conditioners, furnaces and heat pumps, primarily in existing homes. Management estimates that approximately 75% of the Service Experts' pro forma net revenue in 1998, giving effect to all completed service center acquisitions, was related to replacing, maintaining and servicing HVAC equipment at existing residences, and to the sale of ancillary products such as indoor air quality devices and services. Service Experts focuses on the service and replacement market of the HVAC industry rather than the new construction market because management believes that the service and replacement market offers higher margins and exposes Service Experts to less credit risk. The service and replacement market offers more attractive pricing because of customers' demands for immediate, convenient and reliable service.

                                   THE MERGER

LENNOX'S REASONS FOR THE MERGER (SEE PAGE 35)

     Lennox believes that the merger greatly accelerates Lennox's growth strategy of expanding its ability to distribute its products directly to consumers by acquiring heating and air conditioning dealers in the United States and Canada and provides Lennox with a retail presence in highly desirable metropolitan areas in the United States. The merger will add approximately 120 high quality dealers to Lennox's existing dealer network and will provide Lennox with an infrastructure in which to manage its existing heating and air conditioning dealers in the United States and Canada. In addition, Lennox expects to realize significant cost savings from the combination of the two companies.

SERVICE EXPERTS' REASONS FOR THE MERGER (SEE PAGE 25)

     Service Experts believes that it would face risks and uncertainties as an independent publicly-traded company in attempting to stabilize and revitalize the company in view of the difficulties that have materially adversely affected financial results in 1999. Service Experts conducted a process to explore strategic alternatives, and the process had not led to any other definitive offers. The board of directors and senior management of Service Experts believes that the merger is the most viable alternative for addressing such risks and uncertainties and is in the best long-term interest of Service Experts' business.

MERGER RECOMMENDATIONS TO STOCKHOLDERS (SEE PAGES 25 AND 35)

  To Service Experts Stockholders:

     The Service Experts board of directors believes that the merger is advisable, fair to you and in your best interest and recommends that you vote FOR approval and adoption of the merger agreement and the merger.

  To Lennox Stockholders:

     The Lennox board of directors believes that the merger is advisable, fair to you and in your best interest and recommends that you vote FOR the issuance of shares of Lennox common stock in the merger.

CONFLICTS OF INTEREST (SEE PAGE 45)

     When Service Experts stockholders consider the Service Experts board of directors' recommendation that Service Experts stockholders vote in favor of the merger agreement and the merger, Service Experts stockholders should be aware that Service Experts executive officers and a number of other members of management have interests in the merger that may be different from, or in addition to, theirs.

     Under the terms of their employment agreements, Alan R. Sielbeck, Ronald L. Smith and Anthony M. Schofield, each an executive officer of Service Experts, will receive severance payments totalling approximately $3.3 million in the event their employment is terminated, voluntarily or by Lennox, within 24 months of the change of control of Service Experts resulting from the merger. The severance payment to each of these executive officers will be in a single lump sum equal to three times his base salary plus an amount equal to three times his average annual bonus in the previous two years. Each will also continue to participate in the fringe benefit plans of Service Experts, or its successor, for a period of three years following termination or, if sooner, until the date of employment by a new employer. If any payments to an officer will subject him to excise tax, the officer will receive an additional payment in the amount that makes him whole for liability related to the excise tax.

     In accordance with the merger agreement, Lennox has nominated William G. Roth, who is currently a member of the Service Experts board of directors, for election to the Lennox board of directors at Lennox's year 2000 annual meeting of stockholders.

OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 29 AND 38)

     In deciding to approve the merger, each board of directors considered the opinion of its financial advisors. The Service Experts board of directors received an opinion from each of SunTrust Equitable Securities Corporation and Wasserstein Perella & Co., Inc. that, as of the date the merger agreement was entered into, the exchange ratio was fair from a financial point of view to the stockholders of Service Experts. Lennox's board of directors received an opinion from Warburg Dillon Read LLC that, as of the date the merger agreement was entered into, the exchange ratio was fair from a financial point of view to Lennox. These opinions are attached as Annex E, Annex F and Annex G to this joint proxy statement/ prospectus. We encourage you to review these opinions.

THE TERMS OF THE MERGER AGREEMENT (SEE PAGE 102)

     We have attached the merger agreement as Annex A to this joint proxy statement/prospectus. We encourage you to review the merger agreement as it is the legal document that governs the merger.

     We propose a merger in which a subsidiary of Lennox will merge into Service Experts, with Service Experts being the surviving company. As a result of the merger, Service Experts will become a wholly-owned subsidiary of Lennox.

     The merger will occur shortly after the satisfaction of all conditions to the completion of the merger. We currently expect that the merger will occur during the first quarter of 2000.

WHAT STOCKHOLDERS WILL RECEIVE (SEE PAGE 102)

  Service Experts

     As a result of the merger, Service Experts stockholders will receive 0.67 of a share of Lennox common stock for each share of Service Experts common stock.

     No fractional shares will be issued. Instead, fractional shares will be aggregated and sold in the open market by the exchange agent on behalf of the stockholders. The stockholders will receive the proceeds from the sale of the fractional shares.

     Example: If you currently own 100 shares of Service Experts common stock, then after the merger you will be entitled to receive 67 shares of Lennox common stock. If you currently own 50 shares of Service Experts common stock, then after the merger you will be entitled to receive 33 shares of Lennox common stock and a check for the proceeds from the sale of one-half of a share of Lennox common stock.

     SERVICE EXPERTS STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL INSTRUCTED TO DO SO AFTER THE MERGER IS COMPLETED.

  Lennox

     Shares of Lennox common stock held by Lennox stockholders before the merger will continue to remain outstanding.

NO APPRAISAL RIGHTS (SEE PAGE 46)

     The owners of shares of Service Experts common stock and shares of Lennox common stock do not have any right to an appraisal of the value of their shares in connection with the merger.

TAX CONSEQUENCES OF THE MERGER (SEE PAGE 43)

     We expect that the merger will qualify as a tax-free reorganization and that Service Experts stockholders will not recognize any gain or loss upon the conversion of shares of Service Experts common stock into shares of Lennox common stock, except for any gain or loss recognized in connection with cash received for a fractional share of Lennox common stock.

     The federal income tax consequences described above may not apply to some owners of Service Experts shares, including some types of owners specifically referred to on page 44. Your tax consequences will depend upon your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (SEE PAGE 47)

     The shares of both Service Experts and Lennox common stock are listed on the New York Stock Exchange. The following table presents the closing price for Lennox common stock and Service Experts common stock on October 26, 1999, the last full trading day before the execution of the merger agreement was announced, and on December 17, 1999, the last trading day prior to the date of this joint proxy statement/prospectus.

                                                                 LENNOX      SERVICE EXPERTS
                            DATE                              COMMON STOCK    COMMON STOCK
                            ----                              ------------   ---------------
October 26, 1999............................................     $13.25           $7.56
December 17, 1999...........................................      10.69            5.75

TREATMENT OF SERVICE EXPERTS STOCK OPTIONS, WARRANTS, RESTRICTED STOCK AND CONVERTIBLE NOTES (SEE PAGE 103)

     At the time of the merger, Lennox will assume each outstanding employee option and each warrant to purchase shares of Service Experts common stock. In addition, each restricted stock award granted by Service Experts will be deemed to be a restricted stock award granted by Lennox on the same terms and conditions. Lennox will also be bound by the conversion provisions of the notes of Service Experts that are convertible into shares of Service Experts common stock so that the convertible notes will instead be convertible into Lennox common stock.

     The number of shares of Lennox common stock that holders of options, warrants, restricted stock awards and convertible notes will be entitled to receive and the exercise price, strike price and conversion price, as the case may be, will be adjusted by the exchange ratio.

RECORD DATE FOR STOCKHOLDERS TO VOTE AT THE SPECIAL MEETINGS (SEE PAGE 18)

  Service Experts

     If you are a Service Experts stockholder, you may vote at your special meeting if you owned shares of Service Experts common stock at the close of business on December 15, 1999. As of the close of business on that day, 18,183,374 shares of Service Experts common stock were outstanding.

  Lennox

     If you are a Lennox stockholder, you may vote at your special meeting if you owned shares of Lennox common stock at the close of business on December 15, 1999. As of the close of business on that day, 45,700,993 shares of Lennox common stock were outstanding.

VOTE OF STOCKHOLDERS REQUIRED (SEE PAGE 19)

  For Service Experts Stockholders

     Approval and adoption of the merger agreement and the merger requires the affirmative vote of a majority of the outstanding shares of Service Experts common stock. Service Experts stockholders will have one vote for each share of Service Experts common stock owned on the Service Experts record date.

     At the close of business on the record date, directors and executive officers of Service Experts and their affiliates were entitled to vote 949,113 shares of Service Experts common stock, which represented approximately 5.2% of the shares of Service Experts common stock outstanding on that date. Each of those directors and executive officers has indicated his present intention to vote, or cause to be voted, the shares of Service Experts common stock owned by him FOR the approval and adoption of the merger and the merger agreement.

  For Lennox Stockholders

     Approval of the issuance of shares of Lennox common stock in the merger requires the affirmative vote of a majority of the votes cast on the proposal, so long as the total number of votes cast in favor of and against the proposal represents a majority of the shares of Lennox common stock that are entitled to vote on the Lennox record date. Lennox stockholders will have one vote for each share of Lennox common stock owned on the Lennox record date.

     At the close of business on the record date, directors and executive officers of Lennox and their affiliates were entitled to vote 13,817,186 shares of Lennox common stock, which represented approximately 30.2% of the shares of Lennox common stock outstanding on that date. Each of those directors and executive officers has indicated his or her present intention to vote, or cause to be voted, the shares of Lennox common stock owned by him or her FOR the proposal to approve the issuance of shares of Lennox common stock in the merger.

VOTING AGREEMENTS (SEE PAGE 116)

     The executive officers of Service Experts, owning as of October 25, 1999 a total of approximately 4.4% of outstanding Service Experts common stock, have agreed to vote their shares of Service Experts common stock for approval and adoption of the merger agreement and the merger. Officers and directors of Lennox owning as of October 25, 1999 approximately 19.1% of outstanding Lennox common stock have agreed to vote their shares of Lennox common stock for approval of the issuance of shares of Lennox common stock in the merger.

CONDITIONS TO THE COMPLETION OF THE MERGER (SEE PAGE 111)

     Our respective obligations to complete the merger are subject to a number of conditions. These include:

     - receipt of the necessary approvals by the stockholders of Service Experts and Lennox;

     - authorization for listing on the New York Stock Exchange of the shares of Lennox common stock to be issued to the Service Experts stockholders in the merger;

     - expiration or termination of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act;

     - the absence of any injunction or similar order preventing consummation of the merger;

     - the representations and warranties of Service Experts and Lennox set forth in the merger agreement being correct in all material respects on the date of closing of the merger;

     - the performance in all material respects of the obligations to be performed by Service Experts and Lennox under the merger agreement; and

     - the issuance of opinions by our respective attorneys that the merger will qualify as a non-taxable reorganization for federal income tax purposes.

     Lennox and Service Experts each filed notification and report forms with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Act and the statutory waiting period is expected to end on or about January 6, 2000.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 112)

     Either Service Experts or Lennox may terminate the merger agreement if any of the following occurs:

     - we do not complete the merger by April 30, 2000;

     - Service Experts stockholders do not approve the merger agreement and the merger;

     - Lennox stockholders do not approve the issuance of shares of Lennox common stock in the merger;

     - a law or court order permanently prohibits the completion of the merger;

     - the other company is in material breach of the representations or warranties it made in the merger agreement or there is a material breach by the other company of its obligations under the merger agreement, in each case which is not cured within 30 days after receiving notice; or

     - there has been a material adverse effect on the business of the other company.

     In addition, Lennox may unilaterally terminate the merger agreement if any of the following occurs:

     - the Service Experts board of directors withdraws or modifies its recommendation of the merger; or

     - the Service Experts board of directors recommends to the Service Experts stockholders another acquisition transaction.

     Service Experts may unilaterally terminate the merger agreement if it receives a proposal for another transaction and if the Service Experts board of directors determines that in order to satisfy its fiduciary obligations to its stockholders it must terminate the merger agreement.

TERMINATION FEES AND EXPENSE REIMBURSEMENT (SEE PAGE 113)

     Service Experts would be required to pay Lennox a termination fee of $5 million if the merger agreement is terminated for any of the following reasons:

     - if Lennox terminates the merger agreement because Service Experts materially breaches its obligations under the merger agreement and at the time of termination there is another acquisition proposal pending for Service Experts;

     - if Lennox terminates the merger agreement because the Service Experts board of directors withdraws or modifies its recommendation of the merger or recommends to the Service Experts stockholders another acquisition transaction;

     - if Service Experts board of directors terminates the merger agreement in accordance with its fiduciary duties because it receives another acquisition proposal; or

     - if Lennox terminates the merger agreement because Service Experts materially breaches its obligations under the merger agreement and within six months of termination Service Experts agrees to or consummates another acquisition transaction.

     In addition, Service Experts or Lennox, as applicable, will be required to pay the other party a fee of $4 million if the merger agreement is terminated because its required stockholder approval is not obtained and it is not otherwise eligible to terminate the merger agreement.

STOCK OPTION AGREEMENT (SEE PAGE 114)

     In connection with the merger agreement, Service Experts and Lennox entered into a stock option agreement under which Service Experts granted to Lennox an option to purchase approximately 19.9% of Service Experts' outstanding common stock, at a price of $8.94 per share. The option is exercisable under the same circumstances in which Service Experts is required to pay to Lennox the full $5 million termination fee as described above.

     The stock option agreement limits the amount of profit Lennox is permitted to receive as a result of payment of the termination fee by Service Experts and the exercise of the option to $7 million in total. We have attached the stock option agreement as Annex B to this joint proxy statement/prospectus.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

SELECTED HISTORICAL FINANCIAL DATA OF SERVICE EXPERTS

     The following table presents selected consolidated financial data of Service Experts. Service Experts was incorporated on March 27, 1996. As a result of the adoption of Securities and Exchange Commission Staff Accounting Bulletin No. 97 on July 31, 1996, the historical financial statements of Service Experts for periods prior to August 21, 1996 are the combined financial statements of AC Service & Installation Co., Inc. and Donelson Air Conditioning Company, Inc. and eight subsequent acquisitions accounted for as poolings of interests. AC Service and Donelson Air Conditioning were under common control prior to August 21, 1996. On August 21, 1996 and simultaneous with the closing of its initial public offering, Service Experts acquired in separate transactions 12 HVAC replacement and service businesses and Contractor Success Group, Inc. in exchange for shares of Service Experts common stock and cash. AC Service and Donelson Air Conditioning were treated as the acquiring entity in this transaction in accordance with SEC Staff Accounting Bulletin No. 97. The operations of these predecessor companies have been included in financial statements from the date of acquisition. The above-mentioned acquisitions have been accounted for using the historical cost basis of the acquired companies in accordance with SEC Staff Accounting Bulletin No. 48. The following should be read with the consolidated financial statements and notes of Service Experts incorporated by reference in this joint proxy statement/prospectus.

                                                                                              NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                         -------------------------------------------------   -------------------
                                          1994      1995      1996       1997       1998       1998       1999
                                         -------   -------   -------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net revenue............................  $54,535   $59,754   $85,184   $248,110   $407,835   $293,604   $429,876
Cost of goods sold.....................   41,704    46,820    61,405    161,281    261,670    188,083    291,852
                                         -------   -------   -------   --------   --------   --------   --------
Gross margin...........................   12,831    12,934    23,779     86,829    146,165    105,521    138,024
Selling, general and administrative
  expenses.............................   10,985    12,255    18,837     62,103    104,627     73,660    114,359
                                         -------   -------   -------   --------   --------   --------   --------
Income from operations.................    1,846       679     4,942     24,726     41,538     31,861     23,665
Other income (expenses)................     (214)     (428)     (117)       599     (2,853)    (1,557)    (5,678)
                                         -------   -------   -------   --------   --------   --------   --------
Income before federal and state income
  taxes................................    1,632       251     4,825     25,325     38,685     30,304     17,987
Provision for income tax
  expense..............................      325       240     1,104      9,380     15,260     12,141      8,492
                                         -------   -------   -------   --------   --------   --------   --------
Net income.............................  $ 1,307   $    11   $ 3,721   $ 15,945   $ 23,425   $ 18,163   $  9,495
                                         =======   =======   =======   ========   ========   ========   ========
Pro Forma net income(1)................  $   932   $   207   $ 3,180   $ 15,315   $ 23,028   $ 17,843   $  9,495
                                         =======   =======   =======   ========   ========   ========   ========
Net income per share:
  Basic................................  $  0.50   $  0.00   $  0.68   $   1.08   $   1.39   $   1.09   $   0.54
                                         =======   =======   =======   ========   ========   ========   ========
  Diluted..............................  $  0.50   $  0.00   $  0.67   $   1.07   $   1.37   $   1.07   $   0.53
                                         =======   =======   =======   ========   ========   ========   ========
Pro forma net income per share:
  Basic................................  $  0.36   $  0.08   $  0.58   $   1.04   $   1.36   $   1.07   $   0.54
                                         =======   =======   =======   ========   ========   ========   ========
  Diluted..............................  $  0.36   $  0.08   $  0.58   $   1.03   $   1.35   $   1.05   $   0.53
                                         =======   =======   =======   ========   ========   ========   ========
Weighted average shares outstanding:
  Basic................................    2,601     2,601     5,491     14,774     16,875     16,684     17,716
                                         =======   =======   =======   ========   ========   ========   ========
  Diluted..............................    2,601     2,601     5,520     14,992     17,068     16,922     17,932
                                         =======   =======   =======   ========   ========   ========   ========

---------------

(1) Reflects a pro forma tax adjustment on income of AC Service and the pooled companies previously taxed as Subchapter S corporations.

                                                      YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------   SEPTEMBER 30,
                                          1994      1995      1996       1997       1998         1999
                                         -------   -------   -------   --------   --------   -------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Working capital........................  $   879   $   531   $12,756   $ 35,696   $ 83,037     $ 98,808
Total assets...........................   15,638    20,697    83,398    198,210    356,555      444,412
Total debt.............................    4,887     8,899     6,928     16,579    109,172      160,827
Stockholders' equity...................    4,501     4,094    56,059    143,807    206,382      227,147

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF LENNOX

     The following selected financial and other data of Lennox for each of the years in the five-year period ended December 31, 1998 have been derived from its financial statements which have been audited by Arthur Andersen LLP. The summary financial and other data for each of the nine months ended September 30, 1998 and 1999 are derived from Lennox's unaudited financial statements which, in its opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information. Lennox's fiscal quarters are each comprised of 13 weeks. For convenience, the 39-week periods ended October 3, 1998 and October 2, 1999 are referred to as the nine months ended September 30, 1998 and 1999, respectively. Effective September 30, 1997 Lennox increased its ownership of Ets. Brancher, its European joint venture, from 50% to 70% and, accordingly, changed its accounting method of recognizing this investment from the equity method to the consolidation method. You should read "Information About Lennox--Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 50 and Lennox's financial statements and notes included elsewhere in this joint proxy statement/prospectus for a further explanation of the financial data summarized here.

                                                                                                   NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                               --------------------------------------------------------------   -----------------------
                                  1994         1995         1996         1997         1998         1998         1999
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $1,168,099   $1,306,999   $1,364,546   $1,444,442   $1,821,836   $1,364,799   $1,749,953
Cost of goods sold...........     815,511      946,881      961,696    1,005,913    1,245,623      930,464    1,199,611
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Gross profit........     352,588      360,118      402,850      438,529      576,213      434,335      550,342
Selling, general and
  administrative expenses....     273,421      285,938      298,049      326,280      461,143      331,294      422,529
Other operating expense,
  net........................       7,460        2,555        4,213        7,488        8,467        6,247        6,486
Product inspection
  charge(1)..................          --           --           --      140,000           --           --           --
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Income (loss) from
           operations........      71,707       71,625      100,588      (35,239)     106,603       96,794      121,327
Interest expense, net........      20,830       20,615       13,417        8,515       16,184       10,903       24,193
Other........................         836         (622)        (943)       1,955        1,602        1,286         (403)
Minority interest............          --           --           --         (666)        (869)        (583)         212
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Income (loss) before
           income taxes......      50,041       51,632       88,114      (45,043)      89,686       85,188       97,325
Provision (benefit) for
  income taxes...............      19,286       17,480       33,388      (11,493)      37,161       35,220       39,840
                               ----------   ----------   ----------   ----------   ----------   ----------   ----------
         Net income (loss)...  $   30,755   $   34,152   $   54,726   $  (33,550)  $   52,525   $   49,968   $   57,485
                               ==========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings (loss) per share:
  Basic......................  $     0.93   $     1.04   $     1.62   $    (0.99)  $     1.50   $     1.44   $     1.52
  Diluted....................        0.93         1.04         1.59        (0.99)        1.47         1.40         1.48
Weighted average shares
  outstanding:
  Basic......................      32,938       32,899       33,693       33,924       34,914       34,775       37,910
  Diluted....................      32,994       32,964       34,386       33,924       35,739       35,567       38,788
Dividends per share..........  $     0.20   $     0.22   $     0.26   $     0.28   $     0.32   $     0.24   $     0.26
OTHER DATA:
Depreciation and
  amortization...............  $   32,896   $   32,212   $   34,149   $   33,430   $   43,545   $   28,126   $   41,825
Capital expenditures.........      36,189       26,675       31,903       34,581       52,435       30,505       53,203
Research and development
  expenses...................      22,773       22,682       23,235       25,444       33,260       24,373       29,495

                                                          DECEMBER 31,
                                     ------------------------------------------------------   SEPTEMBER 30,
                                       1994       1995       1996       1997        1998          1999
                                     --------   --------   --------   --------   ----------   -------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........  $  2,980   $ 73,811   $151,877   $147,802   $   28,389    $   41,122
Working capital....................   252,301    307,502    325,956    335,891      263,289       332,161
Total assets.......................   737,528    768,517    820,653    970,892    1,152,952     1,609,434
Total debt.........................   243,480    219,346    184,756    198,530      317,441       492,161
Stockholders' equity...............   286,849    315,313    361,464    325,478      376,440       587,022

---------------

(1) Represents a pre-tax charge taken in the fourth quarter of 1997 for estimated costs of an inspection program for Lennox's Pulse furnaces installed from 1982 to 1990 in the United States and Canada. Lennox initiated the inspection program because it received anecdotal reports of accelerated corrosion of a component of these products under extreme operating conditions. The program ended on June 30, 1999 and future expenses associated with the program are not expected to be significant.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

     The following selected unaudited pro forma financial data are derived from the unaudited pro forma financial information included elsewhere in this joint proxy statement/prospectus and should be read together with that data and with the notes to that data. These selected unaudited pro forma financial data are based upon the historical financial statements of Lennox and Service Experts. The unaudited pro forma balance sheet as of September 30, 1999 is presented as if the merger of Lennox and Service Experts had occurred on September 30, 1999. The unaudited pro forma statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 are presented as if the merger of Lennox and Service Experts and the initial public offering of Lennox had occurred on January 1, 1998.

     These selected unaudited pro forma financial data are for illustrative purposes only and do not necessarily indicate the operating results or financial position that would have been achieved had the merger of Lennox and Service Experts and the initial public offering of Lennox been completed as of the dates indicated or of the results that may be obtained in the future. In addition, the data does not reflect synergies that might be achieved from combining these operations.

                                                                               NINE MONTHS
                                                               YEAR ENDED         ENDED
                                                              DECEMBER 31,    SEPTEMBER 30,
                                                                  1998            1999
                                                              ------------    -------------
                                                                     (IN THOUSANDS,
                                                                 EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS DATA:
  Net sales.................................................   $2,193,761      $2,154,510
  Income from operations....................................      149,990         146,370
  Net income................................................   $   83,061      $   71,443
  Weighted average shares outstanding
     Basic..................................................       55,202          56,473
     Diluted................................................       56,027          57,351
  Net income per Lennox common share--basic.................   $     1.50      $     1.27
  Net income per Lennox common share--diluted...............   $     1.48      $     1.25

                                                              SEPTEMBER 30,
                                                                  1999
                                                              -------------
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET DATA:
  Total assets..............................................   $1,982,456
  Long-term debt, including capital leases..................      495,718
  Stockholders' equity......................................      727,322

                           COMPARATIVE PER SHARE DATA

     The following table sets forth the earnings, book value and cash dividends per common share for Lennox on a historical basis, for Service Experts on a historical basis, for the combined company on a pro forma combined basis and for the combined company on a Service Experts pro forma equivalent basis. The information under the heading "Service Experts Pro Forma Equivalent" shows the effect of the merger between Lennox and Service Experts from the perspective of an owner of Service Experts common stock. The information was calculated by multiplying the pro forma combined company information by the exchange ratio of 0.67.

     The historical information of Lennox presented below should be read with Lennox's financial statements and notes included elsewhere in this joint proxy statement/prospectus. The historical information of Service Experts presented below should be read with Service Experts' consolidated financial statements and notes incorporated by reference in this joint proxy statement/prospectus. The unaudited pro forma earnings per share and cash dividends per share have been presented as if the merger of Lennox and Service Experts and the initial public offering of Lennox had occurred on January 1, 1998. The unaudited pro forma book value per share as of September 30, 1999 and December 31, 1998 has been presented as if the merger of Lennox and Service Experts and the initial public offering of Lennox had occurred on September 30, 1999 and December 31, 1998, respectively. The pro forma data has been derived from the unaudited pro forma financial information included elsewhere in this joint proxy statement/prospectus and should be read together with that data and the notes to that data.

     The unaudited pro forma data presented below is for illustrative purposes only and does not necessarily indicate the operating results or financial position that would have been achieved had the merger of Lennox and Service Experts and the initial public offering of Lennox occurred on the dates indicated or of the results that may be obtained in the future. In addition, the data does not reflect synergies that might be achieved from combining these operations.

                                                                                             SERVICE
                                                                  SERVICE                    EXPERTS
                                                     LENNOX       EXPERTS      PRO FORMA    PRO FORMA
NINE MONTHS ENDED SEPTEMBER 30, 1999               HISTORICAL    HISTORICAL    COMBINED     EQUIVALENT
------------------------------------               ----------    ----------    ---------    ----------
Earnings per share:
  Basic..........................................    $ 1.52        $ 0.54       $ 1.27        $ 0.85
  Diluted........................................      1.48          0.53         1.25          0.84
Book value per share:
  Basic..........................................     15.48         12.82        12.88          8.63
  Diluted........................................     15.13         12.67        12.68          8.50
Cash dividends per share:
  Basic..........................................      0.26            --         0.18          0.12
  Diluted........................................      0.26            --         0.17          0.11
YEAR ENDED DECEMBER 31, 1998
Earnings per share:
  Basic..........................................    $ 1.50        $ 1.39       $ 1.50        $ 1.01
  Diluted........................................      1.47          1.37         1.48          0.99
Book value per share:
  Basic..........................................     10.78         12.23        11.90          7.97
  Diluted........................................     10.53         12.09        11.72          7.85
Cash dividends per share:
  Basic..........................................      0.32            --         0.20          0.13
  Diluted........................................      0.32            --         0.20          0.13

                                  RISK FACTORS

     In addition to the other information that we have included and incorporated by reference in this joint proxy statement/prospectus, you should carefully read and consider the following factors in evaluating the proposals to be voted on at your special stockholders' meeting.

RISK FACTORS RELATING TO THE MERGER

LENNOX'S FINANCIAL RESULTS MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE OF LENNOX COMMON STOCK MAY DECLINE FURTHER

     Lennox's financial results, including earnings per share, may be adversely affected by the following factors:

     - Lennox may be unable to overcome the matters that have materially adversely affected Service Experts' financial results in 1999, including a decline in gross margins and the loss of focus by some field managers.

     - The integration of Lennox and Service Experts may be unsuccessful. This will happen if Lennox is unable to achieve costs savings and profitability enhancements as fully or as quickly as Lennox expects, which could occur if:

        - Lennox is unable to quickly improve the financial performance of unprofitable Service Experts dealers; or

        - Lennox is unable to reduce infrastructure costs in the combined company by eliminating duplicative infrastructure expenses.

     - The benefits of the merger may not exceed the costs associated with the merger, considering the dilution to Lennox's stockholders resulting from the issuance of shares in the merger to stockholders of Service Experts.

     - Lennox may experience unexpected changes in its business or operations, or may be adversely affected by general market, industry or economic conditions.

     The market price of Lennox's common stock declined significantly after the public announcement of the merger and the contemporaneous public announcement that Service Experts' earnings would fall below analysts' estimates for the third quarter of 1999. The market price of Lennox common stock could decline further if:

     - Lennox's financial results are adversely affected by the merger; or

     - Lennox does not achieve the benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors.

     You should read "Comparative Per Share and Market Price Information" on page 47 and obtain current market quotations for Lennox common stock.

SERVICE EXPERTS STOCKHOLDERS WILL RECEIVE CONSIDERATION WITH A LOWER MARKET VALUE AS THE MARKET PRICE OF LENNOX COMMON STOCK DECLINES

     Because the number of shares of Lennox common stock that each share of Service Experts common stock will be exchanged for in the merger is fixed, the market value of these shares will depend on the market price of Lennox common stock when the merger becomes effective. As the price of Lennox common stock declines, the value of the consideration to be received by Service Experts stockholders in the merger correspondingly declines. Neither Service Experts nor Lennox has the right to terminate the merger agreement as a result of changes in the price of Lennox common stock. You should read "Comparative Per Share and Market Price Information" on page 47 and obtain current market quotations for Lennox common stock.

THE LIMITED LIQUIDITY OF LENNOX COMMON STOCK MAY PREVENT SERVICE EXPERTS STOCKHOLDERS RECEIVING LENNOX COMMON STOCK IN THE MERGER FROM SELLING THEIR SHARES PROMPTLY

     Lennox has only completed its initial public offering on July 29, 1999, and the public float and trading volume for shares of Lennox common stock is limited, and may continue to be limited following the merger. Service Experts stockholders who do not wish to retain their shares of Lennox common stock after the merger may have difficulty selling their shares promptly or may receive a lower price for their shares than they otherwise would if the public float and trading volume for Lennox shares was larger.

THE TERMINATION FEE AND THE STOCK OPTION AGREEMENT MAY DISCOURAGE OTHER COMPANIES FROM TRYING TO ACQUIRE SERVICE EXPERTS

     In the merger agreement, Service Experts agreed to pay a termination fee to Lennox in specified circumstances, including when a third party acquires or seeks to acquire Service Experts. In the stock option agreement, Service Experts granted Lennox an option to purchase a number of shares of Service Experts common stock equal to 19.9% of the Service Experts common stock outstanding at the time of exercise, exercisable under similar circumstances. These agreements could discourage other companies from trying to acquire Service Experts even though those other companies might be willing to offer greater value to Service Experts stockholders than Lennox has offered in the merger agreement.

RISK FACTORS RELATING TO THE FAILURE TO APPROVE THE MERGER

FAILURE TO COMPLETE THE MERGER COULD MATERIALLY ADVERSELY AFFECT SERVICE EXPERTS AND THE PRICE OF ITS COMMON STOCK

     If the merger is not completed, Service Experts may be subject to a number of material risks, including the following:

     - The risk that Service Experts' relationships with manufacturers of HVAC equipment, other than Lennox, may have been adversely affected in expectation of the merger and those relationships may not be able to be quickly repaired.

     - A number of Service Experts employees may leave because of the uncertainty of their future with Service Experts.

     - Service Experts may not be able to successfully continue its acquisition program because the failure to complete the merger would contribute to a negative perception of Service Experts by potential acquisition targets.

     - The market prices of Service Experts common stock may decline to the extent that the current market prices of Service Experts common stock reflect a market assumption that the merger will be completed.

     - Costs related to the merger and, depending on the circumstances of termination of the merger agreement, Service Experts' possible obligation to pay Lennox a termination fee and payments under the stock option agreement of up to $7 million, could have a material adverse effect on Service Experts' financial condition and could lead to a default under its bank credit agreement.

     - If Service Experts were to resume its exploration of strategic alternatives and seek another business combination, there could be no assurances that another party would be interested or would be willing to offer an equivalent or higher price.

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

RISK FACTORS RELATING TO THE BUSINESS OF LENNOX AND SERVICE EXPERTS AS A COMBINED COMPANY

     The following risk factors assume that the merger is successfully completed and describe the risks of the ongoing operations to the combined company.

WE MAY INCUR MATERIAL COSTS AS A RESULT OF WARRANTY AND PRODUCT LIABILITY CLAIMS THAT WOULD NEGATIVELY IMPACT OUR PROFITABILITY

     The development, manufacture, sale and use of our products, as well as the installation and service of heating and air conditioning products, involves a risk of warranty and product liability claims. We maintain product liability insurance. Our product liability insurance policies have limits, however, that if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

WE MAY NOT BE ABLE TO REALIZE OUR BUSINESS STRATEGY OF SUCCESSFULLY COMPLETING OR OPERATING STRATEGIC ACQUISITIONS

     We intend to grow in part through the acquisition of heating and air conditioning dealers and other complementary businesses both in the United States and internationally. This strategy will involve reviewing and potentially reorganizing the operations, corporate infrastructure and systems and financial controls of acquired businesses. The success of our acquisition strategy may be limited because of unforeseen expenses, difficulties, complications and delays encountered in connection with the expansion of our operations through acquisitions. We may not be able to acquire or manage profitably additional businesses or to integrate successfully any acquired businesses into our business without substantial costs, delays or other operational or financial difficulties. In addition, we may be required to incur additional debt or issue equity to pay for future acquisitions.

LENNOX HAS ENTERED NEW BUSINESSES IN WHICH IT HAS LIMITED EXPERIENCE AND LENNOX MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OR OPERATE THESE NEW BUSINESSES

     With the merger and its recently initiated program of acquiring heating and air conditioning dealers, and with Lennox's acquisitions of hearth product manufacturers, Lennox has entered into new lines of business. Lennox cannot assure you that it will be able to successfully manage or operate these new businesses.

THE MERGER AND LENNOX'S DEALER ACQUISITION PROGRAM COULD LEAD TO LOSS OF SALES FROM INDEPENDENT DEALERS AND DEALERS OWNED BY CONSOLIDATORS OR A SHORTAGE OF PRODUCTS FOR SALE

     With the merger and Lennox's recently initiated program of acquiring heating and air conditioning dealers in the U.S. and Canada, we face the risk that dealers owned by consolidators and independent dealers may discontinue using our heating and air conditioning products because we are and increasingly will be in competition with them. Through the first nine months of 1999, Lennox sold approximately $42 million of heating and air conditioning products to dealers owned by consolidators, excluding Service Experts, representing 2.4% of its net sales for such period. Service Experts dealers acquire the majority of their heating and air conditioning products from manufacturers who are competitors of Lennox. We face the risk of not having enough heating and air conditioning products for our dealers, and consequently having lower revenues, if these other manufacturers discontinue selling products to our dealers because the dealers are owned by Lennox, a competing manufacturer, and Lennox is unable to supply these requirements or to find an alternative source of supply.

COOLER THAN NORMAL SUMMERS AND WARMER THAN NORMAL WINTERS MAY DEPRESS OUR SALES

     Demand for our products and services is strongly affected by the weather. Hotter than normal summers generate strong demand for our replacement air conditioning and refrigeration products and colder than normal winters have the same effect on our heating products. Conversely, cooler than normal summers and warmer than normal winters depress our product sales. Demand for HVAC services is generally higher during the summer and winter months. Because a high percentage of our overhead and operating expenses is relatively fixed throughout the year, operating earnings and net earnings tend to be lower in quarters with lower sales.
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

WE MAY NOT BE ABLE TO COMPETE FAVORABLY IN THE HIGHLY COMPETITIVE HVACR BUSINESS

     Competition in our various markets could cause us to reduce our prices or lose market share, or could negatively affect our cash flow, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product lines. In addition, our heating and air conditioning dealers face competition from independent dealers and dealers owned by consolidators and utility companies, some of whom may be able to provide their products or services at lower prices than we can.

WE MAY BE ADVERSELY AFFECTED BY PROBLEMS IN THE AVAILABILITY OF OR INCREASES IN THE PRICES OF COMPONENTS AND RAW MATERIALS

     Increases in the prices of raw materials or components or problems in their availability could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties as well as raw materials such as copper, aluminum and steel. We enter into contracts each year for the supply of key components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. In addition, we regularly pre-purchase a portion of our raw materials at a fixed price each year to hedge against price fluctuations, but a large increase in raw materials prices could significantly increase the cost of our products.

THE PROFITABILITY OF OUR INTERNATIONAL OPERATIONS COULD BE ADVERSELY AFFECTED BY ECONOMIC TURMOIL, WAR OR CIVIL UNREST

     Our international operations are subject to various economic, political and other risks that are generally not present in our North American operations. International risks include:

     - instability of foreign economies and governments;

     - price and currency exchange controls;

     - unfavorable changes in monetary and tax policies and other regulatory changes;

     - fluctuations in the relative value of currencies;

     - expropriation and nationalization of our foreign assets; and

     - war and civil unrest.

     We sell products in over 70 countries and have business units located in Europe, Asia Pacific, Latin America and Mexico. Sales of our products outside of the United States represented approximately 19.2% of our 1998 net sales. If the merger had occurred on January 1, 1998, the pro forma percentage of our net sales outside of the United States during 1998 would have been approximately 16%. However, we anticipate that, over time, international sales will continue to grow as a percentage of our total sales.

OUR OPERATIONS ARE SUBJECT TO INHERENT RISKS THAT COULD RESULT IN LOSS OF LIFE OR SEVERE DAMAGE TO OUR PROPERTIES AND THE SUSPENSION OF OPERATIONS

     Our operations are subject to hazards and risks inherent in operating large manufacturing facilities, including fires, natural disasters and explosions, all of which can result in loss of life or severe damage to our properties and the suspension of operations. We maintain business interruption and other types of property insurance as protection against operating hazards. The occurrence of a significant event not fully covered by insurance could have an adverse effect on our profitability.

SINCE A SIGNIFICANT PERCENTAGE OF OUR WORKFORCE IS UNIONIZED, WE FACE RISKS OF WORK STOPPAGES AND OTHER LABOR RELATIONS PROBLEMS

     We are subject to a risk of work stoppage and other labor relations matters because a significant percentage of our workforce is unionized. As of September 30, 1999, approximately 23% of Lennox's workforce was unionized. Within the United States, we currently have eight manufacturing facilities and five distribution centers, along with our North American Parts Center in Des Moines, Iowa, with collective bargaining agreements ranging from three to eight years in length. Of our significant manufacturing facilities, the contract at our Lynwood, California facility expires in December 1999. Outside of the United States, we have 13 significant facilities that are represented by unions. The agreement for our facility in Laval, Quebec expires in December 1999. If the merger had occurred on September 30, 1999, the pro forma percentage of our workforce that was unionized would have been approximately 17%. However, as we expand our operations we are subject to increased unionization of our workforce. The results of future negotiations with these unions, including the effects of any production interruptions or labor stoppages, could have an adverse effect on our future financial results. You should read "Information About Lennox--Business of Lennox--Employees" on page 75 for a more complete discussion of our collective bargaining agreements.

SKILLED LABOR SHORTAGES COULD ADVERSELY AFFECT OUR BUSINESS

     The service and replacement business operated by Service Experts and Lennox dealers requires an adequate supply of skilled labor to provide timely, high quality service. In addition, high turnover in skilled positions may adversely affect operating costs of the service and replacement business. Accordingly, our ability to increase productivity and net earnings in that business segment depends on our ability to employ the skilled laborers necessary to meet our service requirements. We cannot assure you that we will be able to maintain the skilled labor force necessary to operate the service and replacement business efficiently or that our labor expenses will not increase because of a shortage of skilled workers.

EXPOSURE TO ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs or result in civil or criminal penalties in cases of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance.

     The United States and other countries have established programs for limiting the production, importation and use of certain ozone depleting chemicals, including refrigerants used by us in most of our air conditioning and refrigeration products. Some categories of these refrigerants have been banned completely and others are currently scheduled to be phased out in the United States by the year 2030. The United States is under pressure from the international environmental community to accelerate the current 2030 deadline. In Europe, this phaseout may occur even sooner. The industry's failure to find suitable replacement refrigerants for substances that have been or will be banned or the acceleration of any phase out schedules for these substances by governments could have an adverse effect on our future financial results. You should read "Information About Lennox--Business of Lennox--Regulation" on page 78 for a more complete discussion of environmental regulations that affect our business.

WE MAY BE ADVERSELY IMPACTED BY THE YEAR 2000 AND THE CONVERSION OF OUR MANAGEMENT INFORMATION SYSTEMS TO DISTRIBUTED PROCESSING SYSTEMS

     Year 2000 problems might require us to incur unanticipated expenses or experience interruptions of operations that could have an adverse effect on our future sales and profitability. In 1996, Lennox began converting all of its major domestic management information systems from mainframe systems to distributed processing systems. In order to avoid disruption to our operations, Lennox has conducted the conversion on a phased basis. At this time, all of Lennox's major domestic operations are supported by distributed processing. In addition, we have and will continue to make investments in our computer systems and applications in an effort to ensure that they are Year 2000 compliant. However, we may experience interruptions of operations because of problems in implementing distributed processing or because of Year 2000 problems within our company or any acquired business, including Service Experts. Our suppliers or customers might experience Year 2000 problems. You should read "Information About Lennox--Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" on page 62 and "Information About Lennox--Business of Lennox--Information Systems" on page 74 for a more complete discussion of our systems upgrade and Year 2000 compliance initiative.

THE NORRIS FAMILY WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER OUR COMPANY

     The ability of the Norris family to exercise significant control over Lennox may discourage, delay or prevent a takeover attempt that a stockholder might consider in his or her best interest and that might result in a stockholder receiving a premium for his or her common stock. Following the merger, approximately 110 descendants of, or persons otherwise related to, D.W. Norris, one of our original owners, will collectively control over approximately 55% of the outstanding shares of our common stock. Accordingly, if the Norris family were to act together, it would have the ability to:

     - control the vote of most matters submitted to our stockholders, including any merger, consolidation or sale of all or substantially all of our assets;

     - elect all of the members of our board of directors;

     - prevent or cause a change in control of our company; and

     - decide whether to issue additional common stock or other securities or declare dividends.

RISK FACTORS RELATING TO LENNOX'S GOVERNING DOCUMENTS AND STOCK PRICE

     Stockholders of Service Experts should consider the following risks in connection with their investment in and ownership of Lennox common stock.

ANTI-TAKEOVER PROVISIONS IN LENNOX'S GOVERNING DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF LENNOX

     Lennox's governing documents contain provisions that may have the effect of delaying, deterring or preventing a change in control. A stockholder might consider a change in control in his or her best interest because he or she might receive a premium for his or her Lennox common stock. Examples of these provisions include:

     - a vote of more than 80% of the outstanding voting stock is required for stockholders to amend specified provisions of the governing documents;

     - Lennox's board of directors is divided into three classes, each serving staggered three-year terms;

     - members of Lennox's board of directors may be removed only for cause and only upon the affirmative vote of at least 80% of the outstanding voting stock; and

     - a vote of more than 80% of the outstanding voting stock is required to approve specified transactions between Lennox and any person or group that owns at least 10% of our voting stock.

     Lennox's board of directors has the ability, without stockholder action, to issue shares of preferred stock that could, depending on their terms, delay, discourage or prevent a change in control of Lennox. In addition, the Delaware General Corporation Law, under which Lennox is incorporated, contains provisions that impose restrictions on business combinations such as mergers between Lennox and a holder of 15% or more of its voting stock. You should read "Description of Lennox Capital Stock" on page 125 for a more complete description of these provisions.

THE PRICE OF LENNOX COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT AS A RESULT

     The price of Lennox common stock may be affected by a number of factors, including:

     - actual or anticipated fluctuations in Lennox's operating results;

     - changes in expectations as to Lennox's future financial performance or changes in financial estimates of securities analysts;

     - announcements of new products or technological innovations; and

     - the operating and stock price performance of other comparable companies.

     In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Lennox common stock, regardless of Lennox's actual operating performance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including information incorporated by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The statements relate to expectations concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                              THE SPECIAL MEETINGS

DATE, TIMES AND PLACES

LENNOX

     Lennox's special meeting will be held at the University of Texas at Dallas Conference Center, Rutford Avenue and Drive A, Richardson, Texas 75083, at 10:00 a.m., local time, on January 21, 2000.

SERVICE EXPERTS

     Service Experts' special meeting will be held at Hilton Suites, 9000 Overlook Boulevard, Brentwood, Tennessee 37027, at 10:00 a.m., local time, on January 21, 2000.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETINGS

LENNOX

     At Lennox's special meeting, Lennox stockholders will be asked to vote to approve the issuance of shares of Lennox common stock in the merger. Lennox stockholders will also consider and vote upon any other matter properly brought before the Lennox special meeting or any adjournment or postponement of the meeting.

SERVICE EXPERTS

     At Service Experts' special meeting, Service Experts stockholders will be asked to vote to approve and adopt the merger agreement and the merger. You should read "The Merger Transaction" on page 22 and "Material Terms of the Merger Agreement" on page 102. Service Experts stockholders will also consider and vote upon any other matter properly brought before the Service Experts special meeting or any adjournment or postponement of the meeting.

RECORD DATE; STOCK ENTITLED TO VOTE; QUORUM

LENNOX

     Owners of record of shares of Lennox common stock at the close of business on December 15, 1999, the record date for Lennox's special meeting, are entitled to receive notice of and to vote at Lennox's special meeting. On the record date, 45,700,993 shares of Lennox common stock were issued and outstanding.

     A quorum of Lennox stockholders is necessary to have a valid meeting of stockholders. A majority of the shares of Lennox common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at Lennox's special meeting in order for a quorum to be established. Abstentions and broker "non-votes" count as present for establishing a quorum. Shares held by Lennox in its treasury or by any majority-owned subsidiary or Lennox do not count toward a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given. We expect, in the event that a quorum is not present at Lennox's special meeting, the meeting will be adjourned or postponed to solicit additional proxies.

     Owners of record of shares of Lennox common stock on the record date are each entitled to one vote per share on each matter to be considered at Lennox's special meeting.

SERVICE EXPERTS

     Owners of record of shares of Service Experts common stock at the close of business on December 15, 1999, the record date for Service Experts' special meeting, are entitled to receive notice of and to vote at Service Experts' special meeting. On the record date, 18,183,374 shares of Service Experts common stock were issued and outstanding.

     A quorum of Service Experts stockholders is necessary to have a valid meeting of stockholders. A majority of the shares of Service Experts common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at Service Experts' special meeting in order for a quorum to be established. Abstentions and broker "non-votes" count as present for establishing a quorum. Shares held by Service Experts in its treasury or by any majority-owned subsidiary of Service Experts do not count toward a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instruction is given. We expect, in the event that a quorum is not present at Service Experts' special meeting, the meeting will be adjourned or postponed to solicit additional proxies.

     Owners of record of shares of Service Experts common stock on the record date are each entitled to one vote per share on the approval and adoption of the merger agreement and the merger.

VOTES REQUIRED

LENNOX

     The approval of the issuance of shares of Lennox common stock in the merger requires the affirmative vote of a majority of the shares of Lennox common stock for which votes are cast at the special meeting in connection with the vote on the issuance of Lennox common stock, so long as the total number of votes cast in favor of and against the proposal represents a majority of the shares of Lennox common stock that are entitled to vote on the record date. An abstention or a broker "non-vote" will have no effect on the vote. THE LENNOX BOARD URGES THE LENNOX STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

     THE BOARD OF DIRECTORS OF LENNOX HAS UNANIMOUSLY DETERMINED THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF LENNOX AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ISSUANCE OF SHARES OF LENNOX COMMON STOCK IN THE MERGER.

SERVICE EXPERTS

     The approval and adoption of the merger agreement and the merger requires the affirmative vote of a majority of the shares of Service Experts common stock outstanding on the record date. An abstention or a broker "non-vote" will have the same effect as a vote against the proposal to approve and adopt the merger agreement and the merger. ACCORDINGLY, THE SERVICE EXPERTS BOARD URGES THE SERVICE EXPERTS STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

     THE BOARD OF DIRECTORS OF SERVICE EXPERTS HAS UNANIMOUSLY DETERMINED THE MERGER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF SERVICE EXPERTS AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER.

SHARE OWNERSHIP OF MANAGEMENT

LENNOX

     At the close of business on the record date, directors and executive officers of Lennox and their affiliates were entitled to vote 13,817,186 shares of Lennox common stock, which represented approximately 30.2% of the shares of Lennox common stock outstanding on that date. Each of those directors and executive officers has indicated his or her present intention to vote, or cause to be voted, the shares of Lennox common stock owned by him or her FOR the proposal to approve the issuance of shares of Lennox common stock in the merger. A number of directors and executive officers of Lennox owning as of October 25, 1999 an aggregate of 8,565,879 shares of Lennox common stock, which represents approximately 19.1% of the issued and outstanding shares of Lennox common stock, have executed shareholder agreements in which such individuals have agreed to vote their shares in favor of the proposal to approve the issuance of shares of Lennox common stock in the merger. You should read "Voting

Agreements--Lennox Shareholder Agreements" on page 116 for a discussion of the terms of these shareholder agreements.

SERVICE EXPERTS

     At the close of business on the record date, directors and executive officers of Service Experts and their affiliates were entitled to vote 949,113 shares of Service Experts common stock, which represented approximately 5.2% of the shares of Service Experts common stock outstanding on that date. Each of those directors and executive officers has indicated his present intention to vote, or cause to be voted, the shares of Service Experts common stock owned by him FOR the approval and adoption of the merger and the merger agreement. The executive officers of Service Experts owning as of October 25, 1999 an aggregate of 808,551 shares of Service Experts common stock, which represents approximately 4.4% of the issued and outstanding shares of Service Experts common stock, have executed shareholder agreements in which such individuals have agreed to vote their shares in favor of the approval and adoption of the merger and the merger agreement. You should read "Voting Agreements--Service Experts Shareholder Agreements" on page 116 for a discussion of the terms of these shareholder agreements.

SHARES HELD IN STREET NAME; VOTING OF PROXIES

SHARES HELD IN "STREET NAME"

     Under the applicable rules of the New York Stock Exchange, brokers who hold shares in street names for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote those customers' shares with respect to the proposals to be voted on at the special meetings in the absence of specific instructions from the customer. Broker "non-votes" are those shares held by a broker that are not voted because the customer has not provided instructions to the broker.

SUBMITTING PROXIES

     Lennox and Service Experts stockholders may vote their shares by attending their respective special meeting and voting their shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage pre-paid envelope. If a proxy card is signed by a stockholder and returned without specific voting instructions, the shares represented by the proxy will be voted FOR the proposal presented at Lennox's special meeting or FOR the proposal presented at Service Experts' special meeting, as applicable.

     Lennox and Service Experts stockholders whose shares are held in "street name" (i.e., in the name of a broker, bank or other record holder) must either direct the record holder of their shares as to how to vote their shares or obtain a proxy from the record holder to vote at their respective special meeting.

REVOKING PROXIES

     Lennox and Service Experts stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at Lennox's special meeting or Service Experts' special meeting, respectively. Proxies may be revoked by written notice, including by telegram or telecopy, to the Secretary of Lennox or Service Experts, as applicable, by a later-dated proxy signed and returned by mail or by attending Lennox's special meeting or Service Experts' special meeting, as applicable, and by voting in person. Attendance at Lennox's special meeting or Service Experts' special meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the applicable special meeting as follows:

              FOR LENNOX STOCKHOLDERS, TO:
              Lennox International Inc.
              2140 Lake Park Blvd.
              Richardson, TX 75080
              Telecopy: (972) 497-6660
              Attention: Carl E. Edwards, Jr.

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

              FOR SERVICE EXPERTS STOCKHOLDERS, TO:
              Service Experts, Inc.
              Six Cadillac Drive, Suite 400
              Brentwood, TN 37027
              Telecopy: (615) 221-4131
              Attention: Anthony M. Schofield

     Lennox stockholders who require assistance in changing or revoking a proxy should call 1-877-536-6832. Service Experts stockholders who require assistance in changing or revoking a proxy should call 1-615-371-9990.

OTHER BUSINESS; ADJOURNMENTS

     We are not aware of any other business to be acted upon at either meeting. If, however, other matters are properly brought before either meeting, or any adjourned meeting, your proxies will have discretion to act on those matters or to adjourn the meeting, according to their best judgment.

     Adjournments of the special meetings may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made at any time by stockholders representing a majority of the votes present in person or by proxy at the applicable special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the meeting. Neither company currently intends to seek an adjournment of its special meeting.

PROXY SOLICITATION

     The cost of solicitation of proxies will be paid by Lennox for solicitation of proxies from Lennox stockholders and by Service Experts for solicitation of proxies from Service Experts stockholders. In addition to solicitation by mail, the directors, officers and employees of Lennox and Service Experts may also solicit proxies from stockholders by telephone, telecopy, telegram, electronic mail or in person. We will also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Upon request, we will reimburse those brokerage houses and custodians for their reasonable expenses in so doing.

     Service Experts has retained Morrow & Co., Inc. to aid in the solicitation of proxies and to verify certain records related to the solicitations. Morrow & Co. will receive a base fee of $7,500 as compensation for its services and reimbursement for its related out-of-pocket expenses.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS. THE EXCHANGE AGENT WILL SEND TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES REPRESENTING SHARES OF SERVICE EXPERTS COMMON STOCK TO FORMER SERVICE EXPERTS STOCKHOLDERS SHORTLY AFTER THE MERGER IS COMPLETED.

                             THE MERGER TRANSACTION

     We are furnishing this joint proxy statement/prospectus to stockholders of Service Experts and Lennox in connection with the solicitation of proxies by the board of directors of Service Experts and the board of directors of Lennox for use at the special meetings of their respective stockholders.

SERVICE EXPERTS PROPOSAL

     At Service Experts' special meeting, Service Experts stockholders will be asked to vote to approve and adopt the merger agreement and the merger. The merger will not be completed until the merger agreement and the merger are approved and adopted by Service Experts stockholders.

LENNOX PROPOSAL

     At Lennox's special meeting, Lennox stockholders will be asked to vote to approve the issuance of shares of Lennox common stock in the merger. The merger will not be completed until the issuance of shares of Lennox common stock in the merger is approved and adopted by Lennox stockholders.

BACKGROUND OF THE MERGER

     Beginning in the spring of 1998 and continuing through October 1999, representatives of Service Experts engaged in discussions with a number of companies that had expressed possible interest in pursuing a strategic business combination with Service Experts. Service Experts formally retained SunTrust Equitable Securities Corporation ("SunTrust Equitable") and Wasserstein Perella & Co., Inc. ("WP&Co.") as its financial advisors in November, 1998. Throughout the process, the Service Experts board of directors was kept apprised of the status of all discussions and was advised by outside legal counsel (Cleary, Gottlieb, Steen & Hamilton and Waller Lansden Dortch & Davis, A Professional Limited Liability Company) regarding the directors' fiduciary duties.

     During the spring, summer and fall of 1998, representatives of Service Experts, including Service Experts' senior management, held extensive discussions with representatives of a major corporation regarding a possible stock-for-stock business combination transaction at prices that, based on the then market-prices of each company's stock, represented a premium for Service Experts common stock, but no agreement was reached. You should read "Comparative Per Share and Market Price Information" on page 47 for historical information on Service Experts' stock price.

     In October 1998, James L. Mishler, the president of Lennox Retail Inc., contacted Alan R. Sielbeck, chairman, president and chief executive officer of Service Experts, and expressed interest in exploring a possible business relationship, including a business combination. On October 13, 1998, Mr. Sielbeck and Anthony M. Schofield, chief financial officer, secretary and treasurer of Service Experts, had preliminary discussions on such topics with representatives of Lennox and met with John W. Norris, Jr., president and chief executive officer of Lennox, Mr. Mishler, Robert E. Schjerven, president and chief operating officer of Lennox Industries Inc., and Clyde W. Wyant, executive vice president, chief financial officer and treasurer of Lennox, in Dallas, Texas. These discussions did not involve an exchange of non-public information or result in any proposals or negotiations. There was no further contact between representatives of Lennox and Service Experts regarding a possible business combination until October 1999.

     On February 23, 1999, Service Experts issued a press release announcing results for the fourth quarter of 1998, and announcing its reduced expectation for 1999 net income.

     In the spring of 1999, Service Experts engaged in a series of discussions and meetings with four potential acquirors (including the corporation with which there had been extensive conversations in 1998). At the Service Experts board's suggestion, two additional companies were contacted to determine their potential interest in a business combination. The four interested companies executed confidentiality agreements, conducted at least some diligence and were invited to participate in a formal bidding process and to perform further diligence on Service Experts.

     On June 21, 1999, Service Experts received proposals from two of these companies, both involving complex structures and a combination of cash and stock consideration at prices in excess of the then-market price for Service Experts common stock. Both proposals were highly conditional, including substantial conditions relating to financing (including, in one case, equity financing) and additional due diligence. Both proposals were also conditioned on having an exclusive period of negotiations. The next day the board of directors of Service Experts met with Service Experts' financial and legal advisors to review the terms of the conditional bids and the status of discussions with other potential bidders. The board authorized Service Experts' management and advisors to continue discussions for a short period on an exclusive basis with one of the companies. When that period of exclusivity expired without an agreement being reached or the bidder having eliminated major conditions to its proposal, Service Experts continued discussions with both companies.

     On July 19, 1999, Service Experts issued a press release announcing its anticipated second quarter earnings, which were significantly below analysts' estimates, and that it was in the process of evaluating its strategic alternatives, which could include a business combination. The release noted that Service Experts was being assisted by SunTrust Equitable and WP&Co., and had held preliminary discussions with several parties, but that no transaction was imminent.

     Following the July 19 press release, Service Experts' representatives continued to hold discussions with the two companies that had made conditional bids on June 21, 1999, and with other interested parties that had either contacted Service Experts or had been solicited by Service Experts or its financial advisors at Service Experts' request.

     After July 19, 1999, Service Experts or its financial advisors had contacts with 28 additional potential acquirors (including Lennox commencing in October
1999) and had further discussions with four of the companies with which there had been discussions in the spring of 1999. Fifteen of these 28 additional potential acquirors executed confidentiality agreements providing for the exchange of information and five parties (including Lennox) held meetings with Service Experts' management and conducted due diligence. Each of the parties that conducted diligence entered into confidentiality agreements that (except in the case of Lennox and one other party) contained standstill provisions that prohibited, for specified periods, the other party from acquiring more than 5% of Service Experts common stock, except pursuant to a transaction approved by the Service Experts board.

     In October 1999, senior management of Lennox began to consider a possible tax-free stock-for-stock business combination with Service Experts. Lennox had completed its initial public offering in July 1999 and its common stock was now publicly traded and could be more easily used as acquisition currency. In addition, Service Experts common stock price had declined to a level where the relative prices of the two companies' stocks were attractive to Lennox. Service Experts was informed by Lennox that the acquisition of Service Experts would be consistent with and accelerate Lennox's growth strategy of expanding its ability to distribute products directly to consumers by acquiring heating and air conditioning dealers in the United States and Canada. Representatives of Lennox also indicated that the vast majority of the Service Experts' dealers were of the same type of high quality dealers that Lennox had been acquiring in its dealer acquisition program. Lennox retained Warburg Dillon Read LLC ("WDR") as its financial advisor in early October 1999. For more information about Lennox's reasons for the merger, you should read "--Lennox's Reasons for the Merger; Recommendation of Lennox Board" on page 35.

     On October 11, 1999, the board of directors of Lennox met to discuss making a proposal to acquire Service Experts. The board of directors of Lennox authorized Lennox management to make a proposal to acquire Service Experts and to negotiate the terms of a transaction to be presented to the Lennox board.

     On October 12, 1999, a representative of WDR contacted representatives of WP&Co. about a potential business combination involving Lennox and Service Experts. Later in the day on October 12, 1999, Lennox made a written proposal to Service Experts to effect a merger in which each outstanding share of Service Experts common stock would be exchanged for 0.67 of a share of Lennox common stock. That proposal was subject to completion of diligence, approval of definitive agreements by the Lennox board of directors and execution of mutually acceptable agreements.

     In response to this proposal, Mr. Sielbeck met with Messrs. Norris and Wyant in Dallas, Texas on October 14, 1999 to discuss the possibility of such a business combination, including timing and price, as well as Service Experts' business. Mr. Sielbeck indicated that Service Experts had scheduled a board meeting on October 22, 1999 and that the board would consider definitive offers at that meeting.

     On October 15, 1999, Lennox and Service Experts entered into a confidentiality agreement.

     On October 18 and 19, 1999, members of Lennox management reviewed certain documents and had discussions with senior management of Service Experts regarding the business and operations of Service Experts. As a result of this diligence, Lennox management became concerned about the financial performance of Service Experts.

     On October 19, 1999, Lennox and Service Experts entered into an additional confidentiality agreement regarding the provision of information by Lennox to Service Experts and, on October 21, 1999, SunTrust Equitable and WP&Co. met with senior management of Lennox to discuss the business and operations of Lennox and to conduct other diligence.

     On October 20 and 21, 1999, Lennox management discussed with its financial and legal advisors the financial and operational situation at Service Experts. These discussions included the considerations involved in making an offer for Service Experts prior to the release by Service Experts of earnings for the third quarter, then scheduled for November 2, 1999, including concerns that further delay in agreeing to a combination with Service Experts could result in a further deterioration of Service Experts business, the loss of key service center general managers, and the possible submission of a competing bid at the Service Experts board of directors October 22 meeting. On October 21, 1999 Lennox made a written proposal to effect a merger at the same 0.67 exchange ratio, subject to certain remaining diligence, a mutually acceptable merger agreement and appropriate deal protection devices, and Lennox board approval. Lennox also furnished a draft merger agreement and option agreement, and requested that Service Experts deal exclusively with Lennox.

     On October 22, 1999, the Service Experts board met to discuss the Lennox proposal and the status of discussions with those other companies that had continued to conduct due diligence. Service Experts' financial advisors and outside legal counsel participated in the board meeting. Members of senior management and the board of directors discussed Service Experts' prospects on a stand alone basis and its initiatives to stabilize and revitalize the company. Service Experts' financial advisors made a presentation of their financial analyses of the possible transactions. The board authorized Service Experts' management and its advisors to continue, on its behalf, negotiations with representatives of Lennox and to continue discussions with one of the other potential acquirors that had previously indicated potential interest in a cash acquisition at $10-$12 per share but had subsequently indicated that it did not expect to be in a position to make a binding offer until it had done further diligence, Service Experts' third quarter results had been determined and announced, the market for Service Experts common stock had an opportunity to react to the announcement and it had obtained the approval of its board of directors.

     During the period from October 23 through October 25, 1999, representatives of Service Experts and representatives of Lennox negotiated the merger agreement, the option agreement and the shareholder voting agreements, and held further discussions with respect to the proposed exchange ratio, but no change to the proposed exchange ratio resulted. During this period Service Experts requested that Lennox execute a standstill agreement and Lennox requested that Service Experts agree to deal exclusively with Lennox, but no such agreements were entered into. In addition, representatives of senior management of Lennox and its financial advisors also continued to conduct due diligence during this period with respect to the business and financial performance of Service Experts in meetings with Service Experts executive officers and financial advisors.

     During this period Service Experts' representatives informed the other potential acquiror of the status and timetable of Service Experts' discussions with Lennox and continued to furnish the other potential acquiror with additional information it requested and encouraged its representatives to make an offer by October 26.

     Representatives of Lennox and Service Experts substantially completed negotiations of the proposed agreements on October 25, 1999, subject to approval by the respective boards of directors. The board of directors of Lennox held a meeting on the evening of October 25, 1999 to consider the terms of the proposed acquisition of Service Experts. A draft of the merger agreement and the stock option agreement and a written summary of these agreements had been furnished to the members of the board in advance. At the meeting, the legal counsel of Lennox (Baker & Botts, L.L.P.) summarized the terms and conditions of the merger agreement, the option agreement, the voting agreements and related matters. Carl
E. Edwards, Jr., the Executive Vice President, General Counsel and Secretary of Lennox, advised the board of their fiduciary duties. Senior management of Lennox reviewed the strategic rationale for the acquisition of Service Experts and reviewed with the board of directors of Lennox the financial situation of Service Experts and concerns they had that waiting to enter into a transaction with Service Experts would result in less opportunity for Lennox. The board discussed the timing of the proposed transaction and the impact of entering into a business combination before a possible announcement by Service Experts that it might miss analysts estimates for the third quarter versus waiting to a later time. Representatives of WDR reviewed its financial analysis and rendered its oral opinion, subsequently confirmed in writing, that, as of October 25, 1999, the exchange ratio was fair from a financial point of view to Lennox. You should read "--Opinion of Lennox Financial Advisor" on page 38 for a discussion of this opinion, and the analyses, assumptions, limitations and qualifications on which it is based. After discussion, the board of directors of Lennox resolved that the merger was in the best interests of Lennox stockholders and approved the merger, the merger agreement, the option agreement and the shareholder voting agreements by unanimous vote.

     Service Experts' board held a telephonic meeting on the evening of October 26, 1999 to consider the terms of the proposed merger with Lennox. A draft of the merger agreement and a written summary of the agreement had been furnished to the board in advance. At the meeting, Service Experts' legal counsel summarized the terms and conditions of the merger agreement, the option agreement, the shareholder voting agreements and related matters. Representatives of WP&Co. and of SunTrust Equitable presented their financial analyses of the proposed merger and rendered separate oral opinions, subsequently confirmed in writing, that, as of October 26, 1999, the exchange ratio was fair to Service Experts' stockholders from a financial point of view. After discussion, the Service Experts' board resolved that the merger was advisable and in the best interests of the Service Experts stockholders and unanimously approved the merger, the merger agreement and the option agreement. You should read "--Opinion of Service Experts Financial Advisors" on page 29 for a discussion of this opinion, and the analyses, assumptions, limitations and qualifications on which it is based.

     Following the Service Experts board meeting, Service Experts and Lennox executed the merger agreement and the option agreement, and the parties to the shareholder voting agreements executed those agreements. Before the opening of the financial markets on October 27, each company issued a press release describing the proposed merger. Lennox also issued a press release containing its third quarter results. Service Experts' press release regarding the merger also stated that Service Experts estimated that its third quarter earnings were expected to be $0.10 to $0.15 per diluted share before a one-time charge of approximately $0.05 per diluted share relating to severance expenses. On November 2, 1999, Service Experts announced that its third quarter earnings were $0.13 per diluted share before a one-time charge of $0.05 per diluted share. For further information about Service Experts' third quarter financial results, you should read Service Experts' Quarterly Report on Form 10-Q. For more information on where you can find this report, you should read "Where You Can Find More Information" on page 131.

SERVICE EXPERTS' REASONS FOR THE MERGER; RECOMMENDATION OF SERVICE EXPERTS BOARD

     The board of directors of Service Experts, after careful consideration, has unanimously approved the merger agreement and the merger. The board of directors of Service Experts believes that the merger is advisable, fair to and in the best interests of, Service Experts and its stockholders, and unanimously recommends that its stockholders vote FOR approval of the merger agreement and the merger.

     THE BOARD OF DIRECTORS OF SERVICE EXPERTS BASED ITS APPROVAL OF THE MERGER AND ITS DETERMINATION THAT THE MERGER AGREEMENT IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF SERVICE EXPERTS AND ITS STOCKHOLDERS UPON A NUMBER OF MATERIAL FACTORS, INCLUDING THE FOLLOWING:

     - the process conducted by Service Experts and its financial advisors at the request of Service Experts and on its behalf to explore strategic alternatives, which process had not led to any other definitive offers or any assurances that any offers with higher values would be received in the near future;

     - the risks and uncertainties that Service Experts would likely face as an independent publicly-traded company in attempting to stabilize and revitalize the company in view of the difficulties that had materially adversely affected financial results during 1999, including risks and uncertainties relating to a continuing decline in gross margins, the loss or potential loss of focus by some field managers, the possible need to negotiate covenant waivers from Service Experts' bank lenders, the likely inability of Service Experts to make acquisitions until the other difficulties were satisfactorily resolved and its stock price stabilized, and changes in the competitive environment;

     - the views of senior management that the merger was the most viable alternative for addressing such risks and uncertainties and was in the best long-term interest of the business;

     - the financial analyses presented by SunTrust Equitable and WP&Co. at board meetings on October 22 and October 26, 1999, and the oral fairness opinions of both firms, subsequently confirmed by each firm in writing, to the effect that, as of October 26, 1999, and based upon and subject to the various considerations set forth in their opinions, the exchange ratio was fair from a financial point of view to the stockholders of Service Experts (a copy of the opinions of SunTrust Equitable and WP&Co., setting forth the assumptions made and limitations on the reviews undertaken in rendering such opinions, are attached as Annex E and Annex F, respectively, to this joint proxy statement/prospectus and are described under "--Opinion of Service Experts Financial Advisors" on page
       29);

     - the financial condition, results of operations and business of Service Experts and of Lennox, on both an historical and a prospective basis, including management's estimates of Service Experts' results of operations for the third quarter, which were significantly below analysts' published estimates, and the possible impact of those results on the market price for Service Experts' stock;

     - the historical market prices and recent trading patterns of Service Experts common stock and Lennox common stock, and market prices, recent trading patterns and financial data relating to other companies engaged in businesses similar to Service Experts or Lennox;

     - the board of director's belief, at the time of approving the merger agreement, that the merger would provide an opportunity for Service Experts stockholders to receive a premium over recent market prices of Service Experts common stock and over the price at which Service Experts stock might trade following an announcement of its third quarter results, which were expected to be significantly below analysts' published estimates, based on the exchange ratio negotiated with Lennox and on Lennox's stock prices at and prior to that time. Although Lennox's and Service Experts' stock prices fell following the announcement of the proposed merger and Service Experts' concurrent announcement of its estimated third quarter financial results, the board of directors of Service Experts continues to believe that the exchange ratio reflects a premium for Service Experts' stock as compared to the price at which the stock would be trading in the absence of the merger. In this regard, while both SunTrust Equitable and WP&Co. specifically informed the Service Experts' board that they did not and could not predict the price at which any security would trade in the future, each firm did inform the Service Experts' board at the October 26 board meeting that they believed it would be reasonable to conclude that, absent the proposed merger, trading prices for Service Experts common stock would be materially adversely affected by Service Experts publication of its third quarter 1999 earnings, which were expected to be significantly below the analysts' consensus estimate;

     - the presentation by legal counsel with respect to the terms of the proposed agreements, and the board of director's belief, after consultation with its legal and financial advisors, that the terms of the merger agreement, including the conditions to each party's obligation to close the merger and the ability of Service Experts to consider alternative business combinations proposed by a third party under certain circumstances (and to terminate the merger agreement to accept such proposal upon the payment of a $5 million fee and the triggering of Lennox's option on 19.9% of the number of Service Experts shares outstanding on October 26, 1999), are generally consistent with agreements for similar transactions;

     - the ability of Service Experts stockholders after the merger to continue to participate as investors in the business conducted by Service Experts and to participate in the Lennox business and to benefit from the potential appreciation in the value of Lennox common stock;

     - the qualification of the merger as a reorganization for United States federal income tax purposes, which will permit Service Experts stockholders to receive Lennox common stock in a tax-free exchange; and

     - current industry, economic and market conditions.

     The Service Experts Board also considered, and balanced against the potential benefits of the merger, a number of potentially negative factors, including the following:

     - the awareness that Lennox had only completed its initial public offering on July 29, 1999, and that the public float and trading volume for shares of Lennox common stock was very limited, and would continue to be limited following the merger even though the merger would increase such float and would likely increase trading volume;

     - the risk that the issuance of Lennox common stock in the merger would not be approved by Lennox's stockholders, despite the agreements by officers and directors holding, as of October 25, 1999, approximately 19.1% of the outstanding shares to vote in favor of this proposal and Lennox's obligation to pay Service Experts a $4 million termination fee under certain circumstances if Lennox stockholders did not approve this proposal;

     - the risk that the merger would not be consummated for some other reason;

     - the possibility that the market value of Lennox common stock might decrease, including as a result of the publication of Service Experts' third quarter 1999 earnings, which were expected to be significantly below the analysts' consensus estimates;

     - the possibility that certain provisions of the merger agreement, including among others the "no solicitation" and termination fee payment provisions of the merger agreement, and the option agreement, might have the effect of discouraging other persons potentially interested in merging with or acquiring Service Experts from pursuing such an opportunity, or reduce the price they would otherwise be willing to pay. The board of directors of Service Experts was advised that Lennox was not prepared to enter into the merger agreement without such provisions;

     - the risk that HVAC manufacturers other than Lennox would, because of the proposed merger, discontinue selling products to Service Experts' dealers because Service Experts' dealers would be owned by Lennox, a competing manufacturer, which, if Lennox is unable to supply these requirements or find an alternative source of supply, would result in lower revenues;

     - the risks that uncertainties relating to the merger, and limitations in the merger agreement on how Service Experts can manage its business prior to the completion of the merger, could adversely affect Service Experts' business, despite provisions in or pursuant to the agreement intended to reduce that risk (including provisions permitting Service Experts to continue to hire and pay bonuses consistent with past practice to general managers and certain other employees and to enter into retention agreements with selected support center employees who might otherwise be likely to leave prior to consummation of the merger);

     - certain prospective financial data prepared by Service Experts' management for the years 2000-2003 which showed prospective results of operations that were more optimistic than those included in the prospective financial information relied upon by SunTrust Equitable and WP&Co. in such firms' financial analyses of the merger. This additional financial information was prepared by Service Experts management in early September 1999 for internal purposes only and before the difficulties that Service Experts would have to overcome to revitalize its business were known. Accordingly, and in light of other factors, including Service Experts' failure to meet prior forecasts, the Service Experts board of directors, based on the advice of management, advised each of SunTrust Equitable and WP&Co., to use the less optimistic forecast, which Service Experts' management had delivered on October 22, 1999 (as modified on October 25, 1999) to Service Experts' bank lenders for the purpose of obtaining possible amendments to the covenants applicable to Service Experts' bank debt. The financial analyses performed by SunTrust Equitable and WP&Co. were, with the express consent of the Service Experts' board of directors, based solely on the less optimistic forecast. SunTrust Equitable and WP&Co. did, however, perform a discounted cash flow analysis of Service Experts based on the more optimistic forecasts, which showed, depending upon which discount rates and terminal value assumptions were utilized, implied valuations of $10.93 to $14.24 per share, compared to $7.74 to $10.04 per Service Experts common share based on the less optimistic forecasts relied upon by SunTrust Equitable and WP&Co. in connection with their analyses and opinions. The analysis based on the more optimistic forecasts was prepared for the information of the Service Experts board of directors only and was not a part of the firms' financial analyses in connection with their opinions. You should read "--Opinion of Service Experts Financial Advisors" on page 29 for a discussion of these opinions, and the analyses, assumptions, limitations and qualifications on which they are based.

     - the substantial management time and effort that would be required to consummate the merger and integrate the operations of the two companies; and

     - other matters described under "Risk Factors" on page 11.

     After detailed consideration of these factors, the board of directors of Service Experts concluded that the potential benefits of the merger outweighed these considerations and determined that the merger was fair to and in the best interests of Service Experts and its stockholders.

     The discussion above of the information and factors considered by the board of directors of Service Experts is not intended to be exhaustive, but does include the material factors considered by the board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors of Service Experts did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the board of directors of Service Experts made its determination based on the totality of the information it considered. In considering the factors described above, individual members of the board of directors of Service Experts may have given different weight to different factors. The members of the board of directors were aware that, as described under "--Conflicts of Interest" on page 45, directors and officers of Service Experts have interests in the merger in addition to, or different from, their interests as Service Experts stockholders, and the board of directors considered this in determining to recommend the transaction.

     BASED ON THE FACTORS OUTLINED ABOVE, THE BOARD OF DIRECTORS OF SERVICE EXPERTS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF SERVICE EXPERTS AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

     Service Experts and Lennox cannot, however, assure you that any of the expected results, efficiencies, opportunities or other benefits described in this section will be achieved as a result of the merger agreement and the merger.

OPINION OF SERVICE EXPERTS FINANCIAL ADVISORS

ROLE OF FINANCIAL ADVISORS

     Service Experts retained SunTrust Equitable and WP&Co. to act as its financial advisors in connection with its evaluation of possible business combinations. On October 26, 1999, each of SunTrust Equitable and WP&Co. delivered its oral opinion to the Service Experts board of directors, which opinions were subsequently confirmed in writing, to the effect that as of such date and subject to the various assumptions and limitations set forth in the opinions, the exchange ratio provided for in the merger agreement was fair to Service Experts stockholders from a financial point of view. Service Experts and Lennox determined the amount and the form of consideration through arm's-length negotiations and did not base this determination on any recommendation by SunTrust Equitable or WP&Co., although SunTrust Equitable and WP&Co. provided advice to Service Experts from time to time during the course of the negotiations and the Service Experts board of directors did take into consideration the opinions of SunTrust Equitable and WP&Co., among other factors, in making its determination to recommend adoption of the merger agreement and its approval by Service Experts stockholders. Service Experts engaged SunTrust Equitable and WP&Co. solely as advisors to Service Experts and its board of directors, and SunTrust Equitable and WP&Co. did not act as advisors to or agents of any other person.

OPINIONS OF SUNTRUST EQUITABLE AND WP&CO.

     The full texts of the SunTrust Equitable and WP&Co. opinions, dated October 26, 1999, which set forth, among other things, the opinion expressed, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by SunTrust Equitable and WP&Co. in rendering their opinions, are attached to this document as Annexes E and F, respectively. Service Experts stockholders are strongly encouraged to read the SunTrust Equitable and WP&Co. opinions in their entirety. The discussion of the SunTrust Equitable and WP&Co. opinions that follows is qualified in its entirety by reference to the full text of SunTrust Equitable and WP&Co. opinions attached as Annexes E and F, respectively.

MATTERS REVIEWED

     In arriving at their opinions, SunTrust Equitable and WP&Co. reviewed and analyzed, among other things, the following:

     - a draft of the merger agreement which, for purposes of the opinions, was assumed not to differ in any material respect from the final form thereof;

     - publicly available information concerning Service Experts and Lennox that SunTrust Equitable and WP&Co. believed to be relevant to their analyses;

     - certain financial and operating information with respect to the business, operations and prospects of Service Experts and Lennox furnished to it by Service Experts and Lennox, as the case may be;

     - historical market prices and trading activity for Service Experts and Lennox common stock and a comparison of that trading history with those publicly traded companies selected as being relevant or comparable in certain respects to Service Experts or Lennox, as the case may be;

     - comparisons of the historical financial results and present financial condition of Service Experts and Lennox with those of other publicly traded companies selected as being relevant or comparable in certain respects to Service Experts and Lennox;

     - the financial terms of certain other acquisitions and business combination transactions recently effected that were considered comparable to the merger or otherwise relevant; and

     - the anticipated pro forma financial effects of the merger on the combined company.

     SunTrust Equitable and WP&Co. also held discussions with the managements and representatives of Service Experts and Lennox concerning:

     - the historic and current operations of Service Experts and Lennox;

     - their respective financial condition and prospects;

     - prospective financial information relating to Service Experts and Lennox; and

     - strategic and operating benefits anticipated from the merger.

ASSUMPTIONS AND LIMITATIONS

     In their review and analyses and in rendering their opinions, SunTrust Equitable and WP&Co., with Service Experts' consent, assumed and relied without independent verification upon various matters, including:

     - the accuracy and completeness of all historical financial and other historical information that was publicly available or furnished to SunTrust Equitable and WP&Co. by or on behalf of Service Experts and Lennox;

     - the accuracy and completeness of forecasts relating to Service Experts included in the prospective financial information that had been identified to those firms as representing the best currently available judgments and estimates of Service Experts' management as to Service Experts' current business and future prospects and which SunTrust Equitable and WP&Co. assumed were reasonably prepared in good faith and that the prospective results reflected therein would be realized in the amounts and at the times reflected in these forecasts (SunTrust Equitable and WP&Co. expressed no opinion in their opinions, and express no opinion in this document or otherwise, with respect to any of the prospective financial information or the assumptions upon which it or any portion of it is based);

     - that obtaining regulatory and other approvals and third-party consents required for consummation of the merger would not have an adverse impact on Service Experts or Lennox or on the anticipated benefits of the transaction;

     - that the merger would qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code; and

     - that the transactions described in the merger agreement would be consummated without waiver or modification of any of the material terms or conditions contained in the merger agreement.

     Among the limitations on the opinions are:

     - the SunTrust Equitable and WP&Co. opinions are for the use and benefit of the Service Experts board of directors and were rendered to the Service Experts board of directors in connection with its consideration of the merger;

     - the opinions of SunTrust Equitable and WP&Co. do not address the merits of the underlying business decision by Service Experts to effect the merger, the effect on Service Experts of the merger or the prospective prices or trading ranges at which shares of Lennox common stock will trade up to or following the merger;

     - the SunTrust Equitable and WP&Co. opinions are directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Service Experts common stock and do not constitute a recommendation to any Service Experts stockholder as to how such stockholder should vote with respect to the merger and should not be relied upon by any holder in respect of those matters;

     - neither SunTrust Equitable nor WP&Co. reviewed any of the books and records of Service Experts or Lennox; and

     - neither SunTrust Equitable nor WP&Co. conducted a physical inspection of the properties or facilities of Service Experts or Lennox or obtained or made an independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Service Experts or Lennox, and no valuation or appraisal of that type was provided to them.

     The SunTrust Equitable and WP&Co. opinions are necessarily based upon economic and market conditions and other circumstances existing as of the date of the opinions and, accordingly, do not address the fairness of the exchange ratio to the Service Experts stockholders as of any other date. Additionally, forecasts of future results of operations prepared by Service Experts and Lennox and relied on by SunTrust Equitable and WP&Co. may not be indicative of future results, which may be significantly more or less favorable than suggested by the forecasts, because the forecasts contain assumptions as to industry performance, general business and economic conditions and other matters beyond the control of Service Experts and Lennox. You should read "--Service Experts' Reasons for the Merger; Recommendation of Service Experts Board" on page 25 for a discussion of certain prospective financial information relating to Service Experts that is different from the prospective financial information relied upon by SunTrust Equitable and WP&Co. in advising Service Experts and which indicated better prospective results of operations than those indicated in the prospective financial information upon which SunTrust Equitable and WP&Co. relied.

ANALYSES PERFORMED

     In arriving at their opinions, SunTrust Equitable and WP&Co. performed quantitative analyses and considered a number of factors. The preparation of opinions as to the fairness of a transaction from a financial point of view involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the applications of those methods to the particular circumstances. In arriving at their opinions, SunTrust Equitable and WP&Co. did not attribute any relative weight to any analysis or factor considered but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

     The following is a summary of the material financial analyses performed by SunTrust Equitable and WP&Co. in connection with providing their opinions to the Service Experts board of directors. Certain of the summaries of financial analyses include information presented in tabular form. In order to fully understand the financial analyses used by SunTrust Equitable and WP&Co., the tables must be read together with the text accompanying the tables. The tables alone do not constitute a complete description of the financial analyses. In particular, you should note that in applying the various valuation methods to the particular circumstances of Service Experts, Lennox and the merger, SunTrust Equitable and WP&Co. made qualitative judgments as to the significance and relevance of each analysis and factor. In addition, SunTrust Equitable and WP&Co. made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Service Experts and Lennox. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of the analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the SunTrust Equitable and WP&Co. opinions.

     Purchase Price Ratio Analysis. SunTrust Equitable and WP&Co. analyzed the enterprise value multiples and equity value multiples of key operating statistics for a range of transaction values. Assuming the $13.25 per share closing price of Lennox on October 26, 1999, the last trading day prior to announcement of the merger, the implied equity value to be received by holders of Service Experts common stock was $8.8775 per share. Based on this implied equity value per share, SunTrust Equitable and WP&Co. calculated the ratio of implied equity value to net income as well as the ratio of enterprise value to revenue, earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA") derived from Service Experts' financial projections. Service Experts' enterprise value was obtained by adding the implied equity value resulting from the merger and short- and long-term debt, and subtracting cash and cash equivalents.

     Based upon the purchase price ratio analysis, the implied equity value per share yielded a premium to market price of 17.4% over the closing price of Service Experts shares of $7.5625 on October 26, 1999, the last trading day prior to announcement of the merger, and a 42.0% premium over the closing price of Service Experts shares of $6.25 on October 21, 1999, the last trading day prior to the Service Experts board of directors meeting to consider the Lennox proposal.

     The following table presents the ratios of implied equity value to forecasted 1999 and forecasted 2000 net income and the ratios of enterprise value to forecasted 1999 and 2000 revenue, EBITDA and EBIT.

EQUITY VALUE MULTIPLES:*
1999E Net income............................................   13.9x
2000E Net income............................................   11.3x
ENTERPRISE VALUE MULTIPLES:*
1999E Revenue...............................................   0.53x
2000E Revenue...............................................   0.50x
1999E EBITDA................................................    6.3x
2000E EBITDA................................................    5.3x
1999E EBIT..................................................    9.4x
2000E EBIT..................................................    7.6x

---------------

* "E" indicates estimate contained in the prospective financial information described above.

     Lennox common stock traded at levels lower than the $13.25 per share amounts assumed in the foregoing analysis immediately following the announcement of the merger and the price for Lennox common stock will likely continue to fluctuate in the future. You should read "Comparative Per Share and Market Price Information" on page 47.

     Summary Contribution Analysis. A contribution analysis measures the relative contribution of Service Experts and Lennox to the combined company for various measures such as revenues, operating income, pretax income and net income. For this analysis, SunTrust Equitable and WP&Co. analyzed the respective financial contributions of Service Experts and Lennox to the combined companies' historical results for calendar year 1998 (which did not take into account an acquisition which was completed in the third fiscal quarter of 1998 and which was accounted for as a pooling of interest) and forecasted results for calendar 1999 through 2001 reflected in the prospective financial information for Service Experts and analyst estimates for Lennox for calendar 1999 through 2001.

     The following table presents the relative contribution of Service Experts to the combined company's historical 1998 and forecasted 1999, 2000 and 2001 revenues, operating income, pretax income and net income contained in the prospective financial information described above, excluding estimated operating synergies and strategic benefits which the management of Service Experts believed would result from the merger.

                                                              SERVICE EXPERTS   LENNOX
                                                              ---------------   ------
Ownership implied by exchange ratio.........................       21.3%         78.7%
CONTRIBUTION OF:*
1998 Revenue................................................       18.1%         81.9%
1999E Revenue...............................................       19.7%         80.3%
2000E Revenue...............................................       17.9%         82.1%
2001E Revenue...............................................       19.6%         80.4%
1998 Operating income.......................................       27.6%         72.4%
1999E Operating income......................................       14.1%         85.9%
2000E Operating income......................................       13.8%         86.2%
2001E Operating income......................................       14.0%         86.0%
1998 Pretax income..........................................       29.7%         70.3%
1999E Pretax income.........................................       15.2%         84.8%
2000E Pretax income.........................................       14.0%         86.0%
2001E Pretax income.........................................       14.1%         85.9%
1998 Net income.............................................       30.3%         69.7%
1999E Net income............................................       13.9%         86.1%
2000E Net income............................................       12.7%         87.3%
2001E Net income............................................       12.7%         87.3%

---------------

* "E" indicates estimate contained in the prospective financial information described above.

     Pro Forma Merger Analysis. SunTrust Equitable and WP&Co. analyzed the pro forma impact of the merger on Lennox's earnings per share based on Service Experts' forecasts through the end of calendar 2000 and analyst estimates for Lennox for calendar 2000 and 2001. Using these forecasts and excluding any estimated synergies, SunTrust Equitable and WP&Co. noted that in their opinion the merger would not be accretive to Lennox's earnings in 2000 or 2001, but that, if the estimated synergies were included, the merger would be accretive to Lennox's fully diluted earnings in 2000 and 2001, in each case compared to Lennox on a stand-alone basis.

     Analysis of Comparable Acquisitions. SunTrust Equitable and WP&Co. reviewed publicly available information to determine the purchase prices and multiples paid in certain other transactions recently effected involving target companies which were similar to Service Experts in terms of business mix, product portfolio and/or markets served that the firms considered comparable. SunTrust Equitable and WP&Co. calculated the enterprise value of such comparable transactions and applied it to certain historical financial criteria of the acquired business, including the revenue run rate for the trailing 12-month period. The following table presents the high and low revenue run rate multiples for the selected transactions:

                                                           COMPARABLE
                                                          ACQUISITIONS
                                                          -------------
                                                           LOW    HIGH    SERVICE EXPERTS
                                                          -----   -----   ---------------
ENTERPRISE VALUE TO:
Trailing 12 month revenue run rate......................  0.41x   0.58x        0.50x

     Because the circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the businesses, operations, financial condition and prospects of Service

Experts and the companies included in the comparable transactions group, SunTrust Equitable and WP&Co. informed the Service Experts board of directors that the firms believed that a purely quantitative comparable transaction analysis would not be meaningful in the context of the merger. Instead, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of Service Experts and other factors that could affect the public trading values of the companies to which they are being compared.

     Comparable Companies Trading Analysis. SunTrust Equitable and WP&Co. reviewed the stock market trading multiples and certain other financial characteristics for selected companies that SunTrust Equitable and WP&Co. deemed comparable to Service Experts. Using publicly available information, SunTrust Equitable and WP&Co. calculated and analyzed the common equity market value multiples of certain historical and projected financial criteria, such as net income, and the enterprise value multiples of certain historical financial criteria, such as run rate revenues and EBITDA, as of October 25, 1999, the last trading day prior to the Service Experts board of directors meeting to consider the potential merger.

     The following table presents the preceding 12-month EBITDA multiple and calendar year estimated 1999 and 2000 EBITDA and net income multiples.

                                                            COMPARABLE
                                                             COMPANIES
                                                            -----------
                                                            LOW    HIGH   SERVICE EXPERTS
                                                            ----   ----   ---------------
EQUITY VALUE MULTIPLES:*
1999E EPS.................................................  6.5x   8.3x        13.9x
2000E EPS.................................................  5.2x   6.9x        11.3x
ENTERPRISE VALUE MULTIPLES:*
Trailing 12 months EBITDA.................................  5.1x   6.9x         6.1x
1999E EBITDA..............................................  4.4x   5.3x         6.3x
2000E EBITDA..............................................  3.3x   4.3x         5.3x

---------------

* "E" indicates estimate contained in the prospective financial information described above.

     Because of the inherent differences between the businesses, operations, financial condition and prospects of Service Experts and the businesses, operations, financial condition and prospects of the companies included in the comparable company group, SunTrust Equitable and WP&Co. informed the Service Experts board of directors that the firms believe it is inappropriate to, and therefore they did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, SunTrust Equitable and WP&Co. also made qualitative judgments concerning differences between the financial and operating characteristics of Service Experts and companies in the comparable company group that would affect the public trading values of Service Experts and such comparable companies.

     Discounted Cash Flow Analysis. SunTrust Equitable and WP&Co. also performed a discounted cash flow analysis to generate an estimate of the net present value of the projected after-tax unlevered free cash flows based upon Service Experts' financial forecast. For this purpose, after-tax unlevered free cash flows are defined as operating cash flow available after working capital, capital spending including acquisitions, tax and other operating requirements. Utilizing the financial forecasts furnished by Service Experts, SunTrust Equitable and WP&Co. calculated a range of present values for Service Experts on a stand alone basis, excluding any estimated synergies, of $7.74 to $10.04 per share, using a range of after-tax discount rates from 12.0% to 16.0% and an estimated midpoint terminal value EBITDA multiple in 2003 of 6.0x.

     Other. In addition to the analyses outlined above, SunTrust Equitable and WP&Co. conducted such other financial studies, analyses and investigations and considered such other factors they deemed appropriate for purposes of their opinions.

GENERAL INFORMATION

     No company or transaction used in the foregoing analyses is identical to Service Experts, Lennox or the transactions contemplated by the merger agreement. The analyses described above were performed solely as a part of the analytical process utilized by SunTrust Equitable and WP&Co. in connection with their analysis of the transaction and do not purport to be appraisals or to reflect the prices at which a company may enter into a business combination or sale transaction.

     SunTrust Equitable and WP&Co. are investment banking and advisory firms and, as part of their investment banking activities, are regularly engaged in the valuation of businesses and their securities in connection with: mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Service Experts board of directors selected SunTrust Equitable and WP&Co. as its financial advisors in connection with the proposed merger because SunTrust Equitable and WP&Co. are internationally recognized investment banking firms and members of SunTrust Equitable and WP&Co. have substantial experience in transactions similar to the merger and the valuation of companies.

     As compensation for their services in connection with the merger, Service Experts has agreed to pay to each of SunTrust Equitable and WP&Co. customary fees for providing financial advisory services in connection with the merger, including providing the opinion described above. A significant portion of such transaction fees are contingent upon the consummation of the merger. In addition, Service Experts has agreed, among other things, to reimburse each of SunTrust Equitable and WP&Co. for the expenses reasonably incurred in connection with their engagement (including counsel fees and expenses) and to indemnify each of SunTrust Equitable and WP&Co. and certain related parties from certain liabilities that may arise out of their engagement by Service Experts, which may include certain liabilities under the federal securities laws.

     Apart from its work in connection with the merger, SunTrust Equitable has performed investment banking and financial advisory services for Service Experts from time to time for which SunTrust Equitable has received customary compensation, including providing investment banking and financial advisory services in connection with the formation and structuring of Service Experts for which SunTrust Equitable received warrants to purchase 82,391 shares of Service Experts common stock with an exercise price of $13.00 per share. In addition, SunTrust Bank, Nashville, N.A., an affiliate of SunTrust Equitable, performs commercial banking services for Service Experts and receives customary fees for such services, and is currently Service Experts' largest commercial lender. In the ordinary course of business, SunTrust Equitable and WP&Co. trade the equity and debt securities of Service Experts for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities.

LENNOX'S REASONS FOR THE MERGER; RECOMMENDATION OF LENNOX BOARD

     The board of directors of Lennox, after careful consideration, has unanimously approved the merger and the merger agreement. The board of directors of Lennox believes that the terms of the merger are fair to, and in the best interests of, Lennox and its stockholders, and unanimously recommends that its stockholders vote FOR approval of the issuance of Lennox common stock in the merger.

     THE BOARD OF DIRECTORS OF LENNOX BASED ITS APPROVAL OF THE MERGER, ITS DETERMINATION THAT THE MERGER AGREEMENT IS ADVISABLE AND IN THE BEST INTEREST OF LENNOX AND ITS STOCKHOLDERS AND ITS RECOMMENDATION THAT STOCKHOLDERS OF LENNOX APPROVE THE ISSUANCE OF LENNOX COMMON STOCK IN THE MERGER UPON A NUMBER OF MATERIAL FACTORS, INCLUDING THE FOLLOWING:

     - the business rationale for the merger, including the strategic fit between Lennox and Service Experts and the belief that the combination of Lennox and Service Experts has the potential to enhance stockholder value;

     - the compatibility of the business strategy of Service Experts with Lennox's retail strategy regarding market segments served and business approach;

     - the ability of Lennox as a result of the merger to accelerate its existing dealer growth strategy in the United States by adding approximately 120 dealers to its existing dealer network;

     - the compatibility of the geographic locations and market segments served of the dealer base of Lennox and Service Experts, including that:

        - Service Experts' dealers are located in highly desirable metropolitan areas and Service Experts has an active market presence in areas in which Lennox would like to expand, such as Florida, California and Texas;

        - Service Experts has a complimentary market presence in the Northeast;

        - Lennox has acquired a high quality dealer base in Canada, especially in Ontario, where Service Experts has no presence; and

        - Service Experts dealers are primarily residential replacement and service dealers (as opposed to commercial or new construction dealers);

     - the ability of Lennox as a result of the merger to utilize Service Experts' information technology systems, and access Service Experts' proprietary training and management products;

     - Lennox's belief that the acquisition of Service Experts can result in significant cost savings and enhanced profitability for the combined company. The cost savings and enhanced profitability for the combined company may be achieved as a result of the following:

        - Lennox expects that there are short-term cost savings that can be realized through eliminating duplicative fees associated with being a public company, refinancing Service Experts' existing debt, eliminating duplicate corporate and executive salaries and reducing goodwill expense;

        - Lennox believes that the merger will improve the productivity of Service Experts' service center general managers (almost all of whom are former independent owners and Service Experts stockholders) by removing the uncertainty of who will acquire Service Experts, exchanging in the merger the dealers' Service Experts stock for more desirable Lennox stock and creating a bonus program for dealers; and

        - Accordingly, Lennox expects that the merger will be accretive to earnings in 2000 in the range of $0.04 to $0.06 per share of Lennox common stock. Lennox's ability to achieve these results depends on various factors, a number of which will be beyond its control. Lennox can make no assurances if or to the extent that the merger will be accretive to earnings per share or the effect the merger will have on Lennox's results of operations. You should read "Special Note Regarding Forward-Looking Statements" on page 17.

     - the improved ability of Lennox as a result of the merger to respond to competitive challenges from other companies purchasing HVAC dealers and consolidating them into larger enterprises.

     - the fact that the vast majority of the Service Experts dealers were the kind and caliber of dealer that Lennox would have acquired if Lennox had been acquiring dealers at the time Service Experts began its acquisition program, and that the price to be paid by Lennox in the merger is consistent with the price paid for its other dealer acquisitions based on a percentage of revenues and as a multiple of adjusted EBITDA;

     - the timing of the transaction, including the fact that waiting to make an offer (including after Service Experts' earnings announcement for the third quarter of 1999) could have resulted in further business deterioration, the loss of key service center managers and competition from a third party bid;

     - the financial analysis presented by WDR at a board meeting on October 25, 1999, and the oral fairness opinion (subsequently confirmed in writing) to the effect that, as of October 25, 1999 and subject to certain matters stated in its opinion, the exchange ratio was fair to Lennox from a financial point of view (a copy of WDR's opinion, setting forth the assumptions made and limitations on the review undertaken in rendering such opinion, is attached as Annex G to this joint proxy statement/prospectus and is described under "--Opinion of Lennox Financial Advisor" on page 38);

     - the financial condition, results of operations and business of Lennox and Service Experts, on both a historical and a prospective basis, and current industry, economic and market conditions;

     - the historical market prices and recent trading patterns of Lennox common stock and Service Experts common stock;

     - the qualification of the merger as a reorganization for United States federal income tax purposes;

     - the accounting treatment of the merger, including the expected reduction in goodwill on the financial statements of Service Experts as a result of the merger;

     - the presentations of Lennox's management and Lennox's financial, legal and other advisors regarding the merger;

     - the terms and conditions of the merger agreement, the stock option agreement and the shareholder voting agreements, including, among other things, (1) the exchange ratio, (2) the limitations upon the interim business operations of Service Experts, (3) the conditions to the consummation of the merger and (4) the circumstances under which the merger agreement could be terminated, including the termination fees associated with such termination;

     - the interests of the officers and directors of Service Experts in the merger, including the matters described under "--Conflicts of Interest" on page 45; and

     - the impact of the merger on the customers and employees of Lennox and of Service Experts.

     The board of directors of Lennox also considered, and balanced against the potential benefits of the merger, a number of potentially negative factors, including the following:

     - the challenges and costs of integrating the businesses of the two companies and the attendant risks of not achieving the expected operating efficiencies or improvements in earnings;

     - the need to improve the decline in gross margins and profitability of Service Experts' operations, including the need to refocus and retain the services of service center managers;

     - the fact that the exchange ratio is fixed and that adverse announcements by Service Experts, including the announcement that Service Experts' earnings for the third quarter of 1999 were expected to be significantly below analysts' estimates, could negatively affect the price of Lennox common stock;

     - the substantial management time and effort that would be required to consummate the merger and integrate the operations of the two companies;

     - the potentially adverse reaction of Lennox's independent dealers to the merger;

     - the fact that Service Experts is considered a "consolidator" and consolidators in virtually all businesses are viewed negatively by institutional investors and market analysts and such negative perception could be attributed to Lennox after the merger;

     - the risk that the merger would not be consummated for some reason; and

     - other matters described under "Risk Factors" on page 11.

     After detailed consideration of these factors, the board of directors of Lennox concluded that the potential benefits of the merger outweighed these considerations and determined that the merger was fair to and in the best interests of Lennox and its stockholders.

     The foregoing discussion of the information and factors considered by the board of directors of Lennox is not intended to be exhaustive but includes the material factors considered by the board of directors of Lennox. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors of Lennox did not find it practicable to and did not quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Lennox board of directors made its determination based upon the totality of the information it considered. In considering the factors described above, individual members of the board of directors of Lennox may have given different weight to different factors.

     BASED ON THE FACTORS OUTLINED ABOVE, THE BOARD OF DIRECTORS OF LENNOX UNANIMOUSLY RECOMMENDS THAT LENNOX STOCKHOLDERS VOTE FOR THE ISSUANCE OF SHARES OF LENNOX COMMON STOCK IN THE MERGER.

OPINION OF LENNOX FINANCIAL ADVISOR

ROLE OF FINANCIAL ADVISOR

     The board of directors of Lennox retained WDR to act as its financial advisor and to provide an opinion as to whether the exchange ratio is fair, from a financial point of view, to Lennox.

     On October 25, 1999, WDR delivered its oral opinion to the board of directors of Lennox, which opinion was subsequently confirmed in a written opinion dated October 25, 1999, to the effect that, and based upon and subject to the assumptions, limitations and qualifications set forth therein, as of the date of the opinion, the exchange ratio was fair, from a financial point of view, to Lennox.

OPINION OF WDR

     The full text of the written opinion of WDR, dated October 25, 1999, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex G to this joint proxy statement/prospectus and is incorporated herein by reference.

     The WDR opinion:

     - is directed to the Lennox board of directors;

     - is directed only to the exchange ratio; and

     - does not constitute a recommendation to any Lennox stockholder as to how the stockholder should vote at any special meeting of the Lennox stockholders called to approve the issuance of Lennox common stock in the merger.

MATTERS REVIEWED

     In arriving at its opinion, WDR has, among other things:

     - reviewed certain publicly available business and historical financial information relating to Lennox and Service Experts;

     - reviewed certain internal financial information and other data relating to the business and financial prospects of Lennox, including estimates and financial forecasts prepared by management of Lennox, that were provided to WDR by Lennox and not publicly available;

     - reviewed certain internal financial information and other data relating to the business and financial prospects of Service Experts, including estimates and financial forecasts prepared by and subjected to due diligence by the management of Lennox and Service Experts and not publicly available. In evaluating Service Experts' estimated future financial performance, Lennox and WDR were provided with two sets of projections. The first set of projections was prepared by the management of Service Experts for its own internal use. The second set was subsequently prepared by Service

       Experts in connection with a proposed covenant amendment to Service Experts' bank debt. However, Lennox did not rely on either set of projections and instead prepared its own set of projections in the course of performing due diligence on Service Experts and in detailed discussions with certain members of the management of Service Experts. The projections prepared by Lennox were used by WDR for all purposes, including for the purpose of preparing their analyses and opinion.

     - conducted discussions with members of the senior management of Lennox and Service Experts;

     - reviewed publicly available financial and stock market data with respect to certain other companies in lines of business WDR believed to be generally comparable to those of Lennox and Service Experts;

     - compared the financial terms of the merger with the publicly available financial terms of certain other transactions which WDR believe to be generally relevant;

     - considered certain pro forma effects of the merger on Lennox's financial statements and reviewed certain estimates of synergies prepared by Lennox management;

     - reviewed drafts of the merger agreement, stock option agreement and shareholder voting agreements; and

     - conducted such other financial studies, analyses, and investigations, and considered such other information as WDR deemed necessary or appropriate.

     In connection with its review, WDR:

     - has not assumed any responsibility for independent verification of any of the information reviewed by WDR for the purpose of its opinion and has, at the direction of Lennox, relied on the information received being complete and accurate in all material respects;

     - has not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Lennox or Service Experts, nor has WDR been furnished with any such evaluation or appraisal;

     - has assumed that the financial forecasts (including obtaining synergies), estimates of revenues and costs, presumed pro forma effects and analysis of potential synergies referred to above have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Lennox; and

     - has based its opinion on economic, monetary, market and other conditions in effect on, and the information made available to WDR, as of October 25, 1999.

ASSUMPTIONS AND LIMITATIONS

     For the purposes of its opinion, with the consent of Lennox, WDR assumed that Lennox and Service Experts will comply with all the material terms of the merger agreement. Lennox did not place any limitations upon WDR regarding the procedures to be followed and the factors to be considered in rendering its opinion.

     In arriving at its opinion, WDR did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based on its experience in providing financial opinions and on the existing economic, monetary, market and other conditions as to the significance and relevance of each analysis and factor. WDR believes that its analyses must be considered as a whole and that selecting portions of its analyses and other factors considered by it, without considering all factors and analyses, could create a misleading or incomplete view of the processes underlying its opinion. WDR did not quantify the effect of each factor upon its opinion. WDR made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Lennox's and WDR's control. Any assumed estimates contained in WDR's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold. Such estimates inherently are subject to uncertainty. In rendering its opinion, WDR expressed no view as to the range of values at which the Lennox common stock may trade following the consummation of the merger, nor did WDR make any recommendations to the Lennox stockholders with respect to how such stockholders should vote on the issuance of stock in the merger.

     The following paragraphs summarize the material analyses performed by WDR in arriving at its Opinion.

     Acquisition Summary. WDR analyzed the enterprise value multiples and equity value multiples of key operating statistics. With an exchange ratio of 0.67 shares of Lennox common stock per share of Service Experts common stock (or $8.88 per share of Service Experts common stock based on the Lennox closing stock price as of October 22, 1999), the merger would provide for a total implied equity value of $161.6 million. With the assumption of approximately $160 million in net debt (defined as total debt less cash and cash equivalents), the merger would provide for an implied enterprise value (defined as market value of equity plus net debt) of $321.6 million. WDR calculated the ratio of implied equity value to net income and the ratio of implied enterprise value to EBIT and EBITDA derived from the financial projections discussed above.

     The following table presents the ratios of implied equity value to forecasted 1999 and forecasted 2000 net income and the ratios of implied enterprise value to forecasted 1999 and forecasted 2000 EBITDA and EBIT. Lennox also derived a range of synergies that, if obtained, would have the effect of lowering the multiples presented below.

EQUITY VALUE MULTIPLES:*
1999E Net income............................................  11.5x
2000E Net income............................................   7.8x
ENTERPRISE VALUE MULTIPLES:*
1999E EBITDA................................................   6.7x
2000E EBITDA................................................   5.0x
1999E EBIT..................................................  10.1x
2000E EBIT..................................................   6.5x

---------------

 * "E" indicates estimate contained in the prospective financial information described above.

     Lennox common stock traded at levels lower than the $13.25 per share amounts assumed in the foregoing analysis immediately following the announcement of the merger and the price for Lennox common stock will likely continue to fluctuate in the future. You should read "Comparative Per Share and Market Price Information" on page 47.

     Pro Forma Contribution Analysis. WDR analyzed the pro forma financial impact of the merger on Lennox. Using earnings and synergies estimates for Service Experts and Lennox prepared by Lennox management, the analysis showed that the proposed transaction would be accretive to Lennox stockholders in fiscal year 2000.

     The following table presents the relative contribution of Service Experts to the combined company's balance sheet as of September 30, 1999 and to the combined company's forecasted 1999 revenue, EBITDA, EBIT and net income, excluding earnings and synergies estimates for Service Experts and Lennox prepared by Lennox management.

                                                              LENNOX   SERVICE EXPERTS
                                                              ------   ---------------
BALANCE SHEET DATA (AT SEPTEMBER 30, 1999):
Total Assets................................................   79%           21%
Combined Stockholders' Equity...............................   73%           27%
PROJECTED INCOME STATEMENT DATA:*
1999E Revenue...............................................   82%           18%
1999E EBITDA................................................   82%           18%
1999E EBIT..................................................   78%           22%
1999E Net Income............................................   84%           16%

---------------

* "E" indicates estimate contained in the prospective financial information described above.

     Historical Stock Trading Analysis. To provide contextual and comparative market data, WDR examined the history of the trading prices for the shares of Service Experts common stock in relation to an HVAC Dealer Consolidator Index from January 1, 1998 to October 22, 1999. This index consists of Comfort Systems USA, Inc. and Group Maintenance America Corp. WDR analyzed and compared certain trading information of the companies in the Index and of Service Experts. This analysis showed that based on closing stock prices as of October 22, 1999, the Service Experts common stock traded at 23% below the average of the Index. WDR noted that the Service Experts common stock reached an intraday low price of $6.00 per share on October 21, 1999 and a high price of $33.25 on November 16, 1998.

     Generally Comparable Company Financial and Trading Analysis. A comparable company analysis analyzes the operating performance and outlook of a business relative to a group of publicly traded peer companies to determine an implied market trading value. WDR reviewed and compared certain financial information and ratios of Service Experts with that of Comfort Systems USA, Inc. and Group Maintenance America Corp. ("the Selected Companies"), which in WDR's judgment were generally comparable to Service Experts for the purposes of this analysis. However, neither company in the Selected Companies is identical to Service Experts (including after the merger). Accordingly, any comparative analysis of the results of WDR's comparison is not solely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors affecting the companies being compared.

     WDR analyzed and compared the market multiples of enterprise value and equity value of Service Experts to corresponding market multiples of enterprise value and equity value for the Selected Companies. WDR calculated various financial multiples for Service Experts and each of the Selected Companies based on the most recent publicly available information. The following table presents the ratios of implied equity value to forecasted 1999 and 2000 earnings per share and book value per share for the Selected Companies and Service Experts as well as the ratios of implied enterprise value to forecasted 1999 and 2000 revenue, EBITDA and EBIT for the Selected Companies and Service Experts.

                                                              SELECTED COMPANIES   SERVICE EXPERTS
                                                              ------------------   ---------------
EQUITY VALUE MULTIPLES:*
1999E Net Income............................................         7.5x               8.9x
2000E Net Income............................................         6.6x               6.0x
Latest Book Value...........................................         0.9x               0.8x
ENTERPRISE VALUE MULTIPLES:*
1999E Revenue...............................................         0.5x               0.5x
2000E Revenue...............................................         0.4x               0.5x
1999E EBITDA................................................         4.7x               6.0x
2000E EBITDA................................................         3.7x               4.4x
1999E EBIT..................................................         5.8x               8.9x
2000E EBIT..................................................         4.5x               5.8x

---------------

* "E" indicates estimate contained in the prospective financial information described above.

     Generally Comparable Precedent Transactions Analysis. A comparable precedent transactions analysis provides a valuation range based upon publicly available financial information for companies which have been acquired in selected recent transactions and which are in the same or similar industries as the business being valued. WDR analyzed the most relevant acquisition transaction in the HVAC dealer consolidator sector, in which ServiceMaster completed a tender offer for the outstanding shares of American Residential Services on April 27, 1999. Based upon such analysis and forecasted 1999 information, the following table presents the latest twelve months revenue, EBITDA and EBIT multiples and the estimated one year forward revenue, EBITDA and EBIT multiples, in each case, for the tender offer by ServiceMaster for the outstanding shares of American Residential Services and the merger of Lennox and Service Experts.

                                                              TENDER OFFER   MERGER
                                                              ------------   ------
ENTERPRISE VALUE MULTIPLES:*
LTM revenue.................................................      0.5x        0.6x
One year forward revenue....................................      0.5x        0.5x
LTM EBITDA..................................................     10.3x        6.7x
One year forward EBITDA.....................................      5.9x        5.0x
LTM EBIT....................................................     20.1x        9.7x
One year forward EBIT.......................................      8.2x        6.5x

---------------

* "E" indicates estimate contained in the prospective financial information described above.

     Premia Analysis. WDR analyzed the premia paid per share of Service Experts common stock over selected periods and compared it to the median historical transaction premium of selected similarly sized transactions over similar time periods. An offer for equity of $8.88 per share on October 22, 1999 represents a 48.0% premium to Service Experts' 52 week low stock price.

     The following table presents the premia paid per share of Service Experts common stock over selected periods and compares it to the median premia paid from June 30, 1997 to October 22, 1999 in selected transactions with equity values between $100 and $250 million.

                                                                 MEDIAN
                                                               HISTORICAL
                                                              TRANSACTIONS   SERVICE
                                                                 PREMIA      EXPERTS
                                                              ------------   -------
PREMIA PAID:
One day prior...............................................      28.7%       30.4%
One week prior..............................................      36.3%       26.9%
One month prior.............................................      46.8%        0.0%

GENERAL INFORMATION

     WDR is an internationally recognized investment banking firm which, as a part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate, and other purposes. In the ordinary course of its business, WDR and its affiliates may actively trade or hold Lennox common stock for its own account and for the accounts of customers and may actively trade or hold Service Experts common stock for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     WDR was engaged to act as financial advisor to Lennox in early October. In the engagement letter dated October 24, 1999 between Lennox and WDR, Lennox agreed to pay WDR a customary fee for providing financial advisory services in connection with the merger, including providing the opinion described above. A significant portion of such transaction fee is contingent upon the consummation of the merger. Such fee was determined in arm's-length negotiation between Lennox and WDR. Lennox has also agreed to reimburse WDR for the expenses reasonably incurred by it in connection with its engagement (including reasonable counsel fees) and to indemnify WDR and its officers, directors, employees, agents, and controlling persons against certain expenses, losses, claims, damages or liabilities in connection with its services, including those arising under the federal securities laws.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The discussion below summarizes the material United States federal income tax consequences of the merger. It is based principally on opinions of Baker & Botts, L.L.P., counsel to Lennox, and of Waller Lansden Dortch & Davis, A Professional Limited Liability Company, counsel to Service Experts. These opinions are included as exhibits to Lennox's registration statement, which includes this joint proxy statement/prospectus. This discussion of material federal income tax consequences is intended to provide only a general summary, and is not a comprehensive description of all of the tax consequences that may be relevant to any given stockholder. This discussion is based upon the Internal Revenue Code, the regulations of the United States Treasury Department, and court and administrative rulings and decisions in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the continuing validity of counsels' opinions and of this discussion. Neither counsels' opinion, nor this discussion, addresses any consequences arising under the laws of any state, locality or foreign jurisdiction.

     Counsels' opinions will be based upon (1) representations and covenants made by Lennox, Service Experts and/or others, including those contained in the tax representation letters, signed by officers of Lennox and Service Experts, and (2) the assumptions that the merger will be effected pursuant to applicable state law and otherwise completed according to the terms of the merger agreement and as described in this joint proxy statement/prospectus. The validity of counsels' opinions and of this discussion depends upon the continuing validity of these representations, covenants and assumptions. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the merger could differ from those discussed in this joint proxy statement/prospectus.

     This discussion is addressed to Service Experts stockholders who hold their shares of Service Experts common stock as capital assets and does not address the tax consequences that may be relevant to a particular stockholder receiving special treatment under some United States federal income tax laws, such as:

     - banks;

     - tax-exempt organizations;

     - insurance companies;

     - dealers or brokers in securities or foreign currencies;

     - Service Experts stockholders who received their Service Experts common stock through the exercise of employee stock options or otherwise as compensation;

     - Service Experts stockholders who are not citizens or residents of the United States; and

     - Service Experts stockholders who hold shares of Service Experts common stock as part of a hedge, appreciated financial position, straddle or conversion transaction.

     Subject to the assumptions and representations discussed above, the material United States federal income tax consequences of the merger are as follows:

     - the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

     - each of Lennox, Service Experts and LII Acquisition Corporation, the subsidiary of Lennox that will merge with and into Service Experts, will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

     - no gain or loss will be recognized by Lennox, Service Experts or LII Acquisition Corporation as a result of the merger; and

     - no gain or loss will be recognized by a stockholder of Service Experts who exchanges shares of Service Experts common stock solely for shares of Lennox common stock; except gain or loss will be recognized with respect to cash received instead of a fractional share of Lennox common stock.

     Because the merger will qualify as a reorganization, the aggregate tax basis of the shares of Lennox common stock received by a Service Experts stockholder who exchanges all of the stockholders' shares of Service Experts common stock for shares of Lennox common stock in the merger will be the same as the aggregate tax basis of the shares of Service Experts common stock surrendered in exchange (reduced by any amount allocable to a fractional share of Lennox common stock for which cash is received), and the holding period of the shares of Lennox common stock received by a Service Experts stockholder will include the holding period of shares of Service Experts common stock surrendered in exchange.

     A holder of Service Experts common stock who receives cash in the exchange in lieu of a fractional share interest in Lennox common stock will be treated as having received the fractional share interest and then having sold such interest for the cash received. This sale will generally result in the recognition of gain or loss for United States federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of Service Experts common stock allocable to such fractional share interest, which gain or loss will be capital gain or loss, provided that Service Experts common stock was held as a capital asset at the effective time of the exchange.

     It is a condition to the merger that each of Lennox and Service Experts receives a tax opinion from its counsel, prior to completing the merger, that the merger will be treated for United States federal income tax purposes as a reorganization and that each of Lennox, Service Experts and LII Acquisition

Corporation will be a party to the reorganization. These opinions have been received and are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. The opinions are based on customary assumptions and factual representations and assume that the merger will be effected pursuant to applicable state law and otherwise completed according to the terms of the merger agreement and as described in this joint proxy statement/prospectus. Opinions of counsel are not binding upon the Internal Revenue Service or the courts, nor preclude the Internal Revenue Service from adopting a contrary position. Neither Lennox nor Service Experts has requested or will request an advance ruling from the Internal Revenue Service as to the tax consequences of the merger. You should read "--Service Experts' Reasons for the Merger; Recommendation of Service Experts Board" on page 25 and "--Lennox's Reasons for the Merger; Recommendation of Lennox Board" on page 35.

     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO EACH SERVICE EXPERTS STOCKHOLDER WILL DEPEND ON THE PARTICULAR FACTS OF THAT STOCKHOLDER'S SITUATION. SERVICE EXPERTS STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING ANY FOREIGN, STATE, LOCAL OR OTHER TAX CONSEQUENCES OF THE MERGER.

CONFLICTS OF INTEREST

     In considering the recommendation of the Service Experts board, stockholders of Service Experts should be aware that Service Experts executive officers and nine other members of management have interests in the merger that are different from, or in addition to, the interests of Service Experts stockholders generally, and that these interests may create potential conflicts of interest. The Service Experts board was advised of these interests and considered them, among other factors, in approving the merger.

     Under their employment agreements with Service Experts, Alan R. Sielbeck, Ronald L. Smith and Anthony M. Schofield are entitled to severance payments totalling approximately $3.3 million in the event their employment is terminated, voluntarily or by Lennox, within 24 months of the change of control of Service Experts resulting from the merger. These executive officers will be paid all accrued base salary, bonus compensation to the extent earned, vested deferred compensation, any benefits under any benefit plans of Service Experts, accelerated vesting of awards under Service Experts' stock incentive plans, accrued vacation pay and any appropriate business expenses incurred in connection with their duties through the date of termination. In addition, each will receive a severance payment in a single lump sum equal to three times his base salary and an amount equal to three times his average annual bonus in the previous two years. Each will also continue to participate in the fringe benefit plans of Service Experts, or its successor, for a period of three years following termination or, if sooner, until the date of employment by a new employer. If any payments to an officer will subject him to excise tax, the officer shall receive an additional payment in the amount that makes him whole for liability related to the excise tax.

     In addition, nine members of management who are not executive officers of Service Experts are entitled to severance payments totalling approximately $2.8 million if their employment is terminated as a result of the merger.

     In the merger agreement, Lennox has agreed to take commercially reasonable actions to nominate and recommend an individual proposed by Service Experts and acceptable to Lennox who is currently a member of the Service Experts board of directors for election to a three-year term on the Lennox board of directors. Accordingly, Lennox has nominated William G. Roth for election to the Lennox board of directors at Lennox's year 2000 annual meeting of stockholders, subject to completion of the merger.

REGULATORY MATTERS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules of the Federal Trade Commission promulgated thereunder, the merger may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice and specified waiting period requirements have been satisfied. Lennox and Service

Experts each filed notification and report forms with the FTC and the Department of Justice and the statutory waiting period is expected to end on or about January 6, 2000.

     At any time before or after the completion of the merger, the FTC, the Department of Justice or any state could take any action under applicable antitrust laws as it deems necessary or desirable. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of particular assets or businesses of Lennox or Service Experts. Private parties may also initiate legal actions under the antitrust laws under certain circumstances.

STOCK EXCHANGE LISTING

     The merger may not be completed until the shares of Lennox common stock to be issued in the merger are approved for listing on The New York Stock Exchange.

NO APPRAISAL RIGHTS

     Delaware law provides appraisal rights to stockholders of Delaware corporations in certain situations. However, such appraisal rights are not available to stockholders of a corporation, such as Service Experts:

     - whose securities are listed on a national securities exchange; and

     - whose stockholders are not required to accept in exchange for their stock anything other than (a) stock in another corporation listed on a national securities exchange or (b) cash in lieu of fractional shares.

     Because of the following factors, stockholders of Service Experts will not have appraisal rights with respect to the merger:

     - Service Experts common stock is listed on The New York Stock Exchange;
       and

     - Service Experts stockholders are being offered only Lennox common stock, which is also listed on The New York Stock Exchange, and cash in lieu of fractional shares.

     Delaware law does not provide appraisal rights to stockholders of a corporation, such as Lennox, that issues shares in connection with a merger but is not itself a constituent corporation in the merger.

               COMPARATIVE PER SHARE AND MARKET PRICE INFORMATION

     The following table sets forth the range of high and low sales prices for Lennox common stock and Service Experts common stock for the periods indicated, as reported on the NYSE Composite Transaction Reporting System and the Nasdaq National Market. Lennox common stock is listed on the New York Stock Exchange under the symbol "LII" and Service Experts common stock is listed on the New York Stock Exchange under the symbol "SVE." Lennox priced its initial public offering on July 28, 1999 and Lennox common stock began trading on the New York Stock Exchange on July 29, 1999. Service Experts common stock was traded on the Nasdaq National Market under the symbol "SERX" from Service Experts' initial public offering on August 16, 1996 until June 6, 1997.

                                                              LENNOX COMMON    SERVICE EXPERTS
                                                                  STOCK         COMMON STOCK
                                                             ---------------   ---------------
                                                              HIGH     LOW      HIGH     LOW
                                                             ------   ------   ------   ------
1997:
  First Quarter............................................      --       --   $28.25   $21.25
  Second Quarter...........................................      --       --    30.25    21.25
  Third Quarter............................................      --       --    30.38    24.38
  Fourth Quarter...........................................      --       --    30.38    24.63
1998:
  First Quarter............................................      --       --   $31.44   $25.75
  Second Quarter...........................................      --       --    34.50    30.69
  Third Quarter............................................      --       --    37.13    20.63
  Fourth Quarter...........................................      --       --    32.38    22.00
1999:
  First Quarter............................................      --       --   $29.75   $10.00
  Second Quarter...........................................      --       --    21.94    13.38
  Third Quarter............................................  $19.88   $14.50    23.50     7.88
  Fourth Quarter (through December 17, 1999)...............   15.88     9.13    10.63     5.13

     On October 26, 1999, the last full trading day before the execution of the merger agreement and the announcement of an estimated range of Service Experts earnings for the third quarter of 1999, the closing prices of Lennox common stock and Service Experts common stock reported on the NYSE Composite Transaction Reporting System were $13.25 per share and $7.56 per share, respectively. On December 17, 1999, the last day prior to the date of this joint proxy statement/prospectus for which it was practicable to include prices, the closing prices of Lennox common stock and Service Experts common stock reported on the NYSE Composite Transaction Reporting System were $10.69 per share and $5.75 per share, respectively. As of December 15, 1999, there were 441 stockholders of record who held shares of Lennox common stock and 388 stockholders of record who held shares of Service Experts common stock. WE URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE MERGER.

DIVIDEND POLICY

     Lennox paid cash dividends of $0.26, $0.28, $0.32 and $0.26 per share on its common stock during 1996, 1997, 1998 and the first nine months of 1999, respectively. Lennox anticipates that it will continue to pay cash dividends on its common stock, but any future determination as to the payment or amount of dividends will depend upon its future results of operations, capital requirements, financial condition and other factors as Lennox's board of directors may consider. In addition, Lennox's revolving credit facility and other debt instruments prohibit the payment of dividends unless Lennox would be permitted to incur $1.00 of additional indebtedness according to the terms of these instruments. For more information about Lennox's debt instruments, you should read "Information About Lennox--Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" on page 58.

                       INFORMATION ABOUT SERVICE EXPERTS

     Service Experts was formed in 1996 and has become one of the leading providers of HVAC services and replacement equipment in the United States. As of September 30, 1999, Service Experts operated 120 HVAC service and replacement businesses in 36 states. Service Experts also owns Contractor Success Group, Inc., a company that provides HVAC businesses proprietary products, as well as marketing, management, educational and advisory services. The Service Experts' businesses install, service and maintain central air conditioners, furnaces and heat pumps, primarily in existing homes. Management estimates that approximately 75% of the Service Experts' pro forma net revenue in 1998, giving effect to all completed service center acquisitions, was related to replacing, maintaining and servicing HVAC equipment at existing residences, and to the sale of ancillary products such as indoor air quality devices and services. Service Experts focuses on the service and replacement market of the HVAC industry rather than the new construction market because management believes that the service and replacement market offers higher margins and exposes Service Experts to less credit risk. The service and replacement market offers more attractive pricing because of customers' demands for immediate, convenient and reliable service.

     Additional information concerning Service Experts is included in the reports, proxy statements and other information of Service Experts filed with the SEC which are incorporated by reference in this joint proxy statement/prospectus. You should read "Where You Can Find More Information" on page 131.

                            INFORMATION ABOUT LENNOX

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF LENNOX

     The following selected financial and other data of Lennox for each of the years in the five-year period ended December 31, 1998 have been derived from its financial statements which have been audited by Arthur Andersen LLP. The summary financial and other data for each of the nine months ended September 30, 1998 and 1999 are derived from Lennox's unaudited financial statements which, in its opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such information. Lennox's fiscal quarters are each comprised of 13 weeks. For convenience, the 39-week periods ended October 3, 1998 and October 2, 1999 are referred to as the nine months ended September 30, 1998 and 1999, respectively. Effective September 30, 1997 Lennox increased its ownership of Ets. Brancher, its European joint venture, from 50% to 70% and, accordingly, changed its accounting method of recognizing this investment from the equity method to the consolidation method. You should read "--Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 50 and Lennox's financial statements and notes included elsewhere in this joint proxy statement/ prospectus for a further explanation of the financial data summarized here.

                                                                                                     NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                 --------------------------------------------------------------   -----------------------
                                    1994         1995         1996         1997         1998         1998         1999
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales......................  $1,168,099   $1,306,999   $1,364,546   $1,444,442   $1,821,836   $1,364,799   $1,749,953
Cost of goods sold.............     815,511      946,881      961,696    1,005,913    1,245,623      930,464    1,199,611
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Gross profit...........     352,588      360,118      402,850      438,529      576,213      434,335      550,342
Selling, general and
  administrative expenses......     273,421      285,938      298,049      326,280      461,143      331,294      422,529
Other operating expense, net...       7,460        2,555        4,213        7,488        8,467        6,247        6,486
Product inspection charge(1)...          --           --           --      140,000           --           --           --
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Income (loss) from
          operations...........      71,707       71,625      100,588      (35,239)     106,603       96,794      121,327
Interest expense, net..........      20,830       20,615       13,417        8,515       16,184       10,903       24,193
Other..........................         836         (622)        (943)       1,955        1,602        1,286         (403)
Minority interest..............          --           --           --         (666)        (869)        (583)         212
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Income (loss) before
          income taxes.........      50,041       51,632       88,114      (45,043)      89,686       85,188       97,325
Provision (benefit) for income
  taxes........................      19,286       17,480       33,388      (11,493)      37,161       35,220       39,840
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Net income (loss)......  $   30,755   $   34,152   $   54,726   $  (33,550)  $   52,525   $   49,968   $   57,485
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings (loss) per share:
  Basic........................  $     0.93   $     1.04   $     1.62   $    (0.99)  $     1.50   $     1.44   $     1.52
  Diluted......................        0.93         1.04         1.59        (0.99)        1.47         1.40         1.48
Weighted average shares
  outstanding:
  Basic........................      32,938       32,899       33,693       33,924       34,914       34,775       37,910
  Diluted......................      32,994       32,964       34,386       33,924       35,739       35,567       38,788
Dividends per share............  $     0.20   $     0.22   $     0.26   $     0.28   $     0.32   $     0.24   $     0.26
OTHER DATA:
Depreciation and
  amortization.................  $   32,896   $   32,212   $   34,149   $   33,430   $   43,545   $   28,126   $   41,825
Capital expenditures...........      36,189       26,675       31,903       34,581       52,435       30,505       53,203
Research and development
  expenses.....................      22,773       22,682       23,235       25,444       33,260       24,373       29,495

                                                                     DECEMBER 31,
                                                ------------------------------------------------------   SEPTEMBER 30,
                                                  1994       1995       1996       1997        1998          1999
                                                --------   --------   --------   --------   ----------   -------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.....................  $  2,980   $ 73,811   $151,877   $147,802   $   28,389    $   41,122
Working capital...............................   252,301    307,502    325,956    335,891      263,289       332,161
Total assets..................................   737,528    768,517    820,653    970,892    1,152,952     1,609,434
Total debt....................................   243,480    219,346    184,756    198,530      317,441       492,161
Stockholders' equity..........................   286,849    315,313    361,464    325,478      376,440       587,022

---------------

(1) Represents a pre-tax charge taken in the fourth quarter of 1997 for estimated costs of an inspection program for Lennox's Pulse furnaces installed from 1982 to 1990 in the United States and Canada. Lennox initiated the inspection program because it received anecdotal reports of accelerated corrosion of a component of these products under extreme operating conditions. The program ended on June 30, 1999 and future expenses associated with the program are not expected to be significant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Lennox participates in four reportable business segments of the HVACR industry. The first segment is the North American residential market, in which Lennox manufactures and markets a full line of heating, air conditioning and hearth products for the residential replacement and new construction markets in the United States and Canada. The North American residential segment also includes installation, maintenance and repair services performed by Lennox-owned dealers. The second segment is the global commercial air conditioning market, in which Lennox manufactures and sells rooftop products and applied systems for commercial applications. The third segment is the global commercial refrigeration market, which consists of unit coolers, condensing units and other commercial refrigeration products. The fourth segment is the heat transfer market, in which Lennox designs, manufactures and sells evaporator and condenser coils, copper tubing and related manufacturing equipment to original equipment manufacturers and other specialty purchasers on a global basis.

     Lennox sells its products to numerous types of customers, including distributors, installing dealers, homeowners, national accounts and original equipment manufacturers. The demand for Lennox's products is cyclical and influenced by national and regional economic and demographic factors, such as interest rates, the availability of financing, regional population and employment trends and general economic conditions, especially consumer confidence. In addition to economic cycles, demand for Lennox's products is seasonal and dependent on the weather. Hotter than normal summers generate strong demand for replacement air conditioning and refrigeration products and colder than normal winters have the same effect on heating products. Conversely, cooler than normal summers and warmer than normal winters depress sales of HVACR products.

     The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead and estimated costs of warranty expense. The principal raw materials used in Lennox's manufacturing processes are copper, aluminum and steel. In instances where Lennox is unable to pass on to its customers increases in the costs of copper and aluminum, Lennox enters into forward contracts for the purchase of those materials. Lennox attempts to minimize the risk of price fluctuations in key components by entering into contracts, typically at the beginning of the year, which generally provide for fixed prices for its needs throughout the year. These hedging strategies enable Lennox to establish product prices for the entire model year while minimizing the impact of price increases of components and raw materials on its margins. Warranty expense is estimated based on historical trends and other factors.

     In September 1997, Lennox increased its ownership in Ets. Brancher from 50% to 70%. As a result, Lennox assumed control of the venture and began including the financial position and operating results of the venture in its consolidated financial statements for the fourth quarter of 1997. Previously, Lennox used the equity method of accounting for its investment in this entity. In the fourth quarter of 1998, Lennox restructured its ownership of its various European entities to allow for more efficient transfer of funds and to provide for tax optimization.

     Lennox acquired Superior Fireplace Company, Marco Mfg., Inc. and Pyro Industries, Inc. in the third quarter of 1998 and Security Chimneys International, Ltd. in the first quarter of 1999 for an aggregate purchase price of approximately $120 million. These acquisitions give Lennox one of the broadest lines of hearth products in the industry. These businesses had aggregate revenues of approximately $150 million in 1998, $68.6 million of which was reflected in Lennox's 1998 net sales.

     Lennox acquired James N. Kirby Pty. Ltd., an Australian company that participates in the commercial refrigeration and heat transfer markets in Australia, in June 1999 for approximately $65 million in cash, common stock and seller financing. In addition, Lennox assumed approximately $28 million of Kirby's debt.

     In September 1998, Lennox initiated a program to acquire high quality heating and air conditioning dealers in metropolitan areas in the United States and Canada to market "Lennox" and other brands of heating and air conditioning products. This strategy will enable Lennox to extend its distribution directly to the consumer and permit it to participate in the revenues and margins available at the retail level while strengthening and protecting its brand equity. Lennox believes that the retail sales and service market represents a significant growth opportunity because this market is large and highly fragmented. The retail sales and service market in the United States is comprised of over 30,000 dealers. In addition, Lennox believes that the heating and air conditioning service business is somewhat less seasonal than the business of manufacturing and selling heating and air conditioning products. As of September 30, 1999, Lennox had acquired 57 dealers in Canada and 19 in the United States for an aggregate purchase price of approximately $164 million and had signed letters of intent to acquire seven additional Canadian dealers and 25 United States dealers for an aggregate purchase price of approximately $82 million. As Lennox acquires more heating and air conditioning dealers, Lennox expects that it will incur additional costs to expand its infrastructure to effectively manage these businesses.

     Lennox has assigned a 40-year life to the goodwill acquired in the acquisitions of Kirby, the hearth products companies and the dealers acquired to date. These companies and dealers are all profitable and all have been in business for extended periods of time. They all operate in established industries where the basic product technology has changed very little over time. In addition, all of these companies and dealers have strong brand names and market share in their respective industries or markets. Based upon these factors, Lennox concluded that the anticipated future cash flows associated with the goodwill recognized in the acquisitions will continue for at least 40 years.

     On October 26, 1999, Lennox entered into an agreement to acquire Service Experts, an HVAC company comprised of HVAC retail businesses across the United States. The acquisition will be accomplished with an exchange of shares in which a wholly-owned subsidiary of Lennox will merge into Service Experts. Each share of Service Experts common stock will be converted into the right to receive 0.67 of a share of Lennox common stock. Service Experts will then become a wholly-owned subsidiary of Lennox. Lennox currently expects to complete the acquisition during the first quarter of 2000, subject to approval of governing regulatory bodies and stockholders of both companies. Lennox expects that the acquisition of Service Experts will be accretive in the year 2000 in the range of $0.04 to $0.06 per share, but it can make no assurances if or to the extent this acquisition will be accretive or the effect this acquisition will have on its results of operations. You should read "Special Note Regarding Forward-Looking Statements" on page 17.

     Lennox's fiscal year ends on December 31 of each year, and its fiscal quarters are each comprised of 13 weeks. For convenience, throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, the 13 week periods comprising each fiscal quarter are denoted by the last day of the calendar quarter.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net sales, Lennox's statement of income data for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999.

                                                                                  NINE MONTHS
                                                                                     ENDED
                                                       YEAR ENDED DECEMBER 31,   SEPTEMBER 30,
                                                       -----------------------   -------------
                                                       1996     1997     1998    1998    1999
                                                       -----    -----    -----   -----   -----
Net sales............................................  100.0%   100.0%   100.0%  100.0%  100.0%
Cost of goods sold...................................   70.5     69.6     68.4    68.2    68.6
                                                       -----    -----    -----   -----   -----
          Gross profit...............................   29.5     30.4     31.6    31.8    31.4
                                                       -----    -----    -----   -----   -----
Selling, general and administrative expenses.........   21.8     22.6     25.3    24.2    24.1
Other operating expense, net.........................    0.3      0.5      0.4     0.5     0.4
Product inspection charge............................     --      9.7       --      --      --
                                                       -----    -----    -----   -----   -----
          Income (loss) from operations..............    7.4     (2.4)     5.9     7.1     6.9
Interest expense, net................................    1.0      0.6      0.9     0.8     1.3
Other................................................   (0.1)     0.1      0.1     0.1    (0.0)
Minority interest....................................     --      0.0      0.0     0.0     0.0
                                                       -----    -----    -----   -----   -----
          Income (loss) before income taxes..........    6.5     (3.1)     4.9     6.2     5.6
Provision (benefit) for income taxes.................    2.5     (0.8)     2.0     2.5     2.3
                                                       -----    -----    -----   -----   -----
          Net income (loss)..........................    4.0%    (2.3)%    2.9%    3.7%    3.3%
                                                       =====    =====    =====   =====   =====

     The following table sets forth net sales by business segment and geographic market (dollars in millions):

                                             YEARS ENDED DECEMBER 31,                    NINE MONTHS ENDED SEPTEMBER 30,
                              ------------------------------------------------------   -----------------------------------
                                    1996               1997               1998               1998               1999
                              ----------------   ----------------   ----------------   ----------------   ----------------
                               AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT      %
                              --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
BUSINESS SEGMENT:
North American
  residential...............  $  857.1    62.8%  $  865.1    59.9%  $1,013.7    55.7%  $  764.1    56.0%  $1,009.4    57.7%
Commercial air
  conditioning..............     228.9    16.8      278.8    19.3      392.1    21.5      286.2    21.0      338.0    19.3
Commercial refrigeration....     135.6     9.9      154.3    10.7      237.3    13.0      176.1    12.9      238.4    13.6
Heat transfer...............     142.9    10.5      146.2    10.1      178.7     9.8      138.4    10.1      164.2     9.4
                              --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total net sales.....  $1,364.5   100.0%  $1,444.4   100.0%  $1,821.8   100.0%  $1,364.8   100.0%  $1,750.0   100.0%
                              ========   =====   ========   =====   ========   =====   ========   =====   ========   =====
GEOGRAPHIC MARKET:
U.S.........................  $1,252.5    91.8%  $1,274.9    88.3%  $1,472.3    80.8%  $1,116.2    81.8%  $1,301.3    74.4%
International...............     112.0     8.2      169.5    11.7      349.5    19.2      248.6    18.2      448.7    25.6
                              --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
        Total net sales.....  $1,364.5   100.0%  $1,444.4   100.0%  $1,821.8   100.0%  $1,364.8   100.0%  $1,750.0   100.0%
                              ========   =====   ========   =====   ========   =====   ========   =====   ========   =====

  Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Net sales. Net sales increased $385.2 million, or 28.2%, to $1,750.0 million for the nine months ended September 30, 1999 from $1,364.8 million for the nine months ended September 30, 1998.

     Net sales related to the North American residential segment were $1,009.4 million during the nine months ended September 30, 1999, an increase of $245.3 million, or 32.1%, from $764.1 million for the corresponding nine months in 1998. Of the $245.3 million increase, $202.5 million was due to sales from the hearth products acquisitions, acquired dealers and acquired heating and air conditioning distributors. The remaining $42.8 million increase in North American residential net sales was primarily due to a 5.6% increase in sales of Lennox's existing business, almost all of which resulted from increased sales volumes, principally caused by two factors. First, the hot summer in 1998 depleted the inventory levels at Lennox's customers and they increased their purchases in the first quarter of 1999 to refill their inventories. Second, Lennox's volume increased as a result of sales to new dealers, which were added as a result of programs to expand Lennox's dealer base. Sales to dealers in the United States and Canada that Lennox has acquired are no longer reflected as sales in Lennox's existing business and are instead reflected as sales due to acquisitions. If sales to these acquired dealers were included in sales of Lennox's existing business, sales of Lennox's existing business would have increased by 7.9%.

     Commercial air conditioning net sales increased $51.8 million, or 18.1%, to $338.0 million for the nine months ended September 30, 1999 compared to the corresponding nine months in 1998. Of this increase, $26.7 million was due to increased sales volumes in North America primarily due to the effectiveness of recently established commercial sales districts and $25.1 million was due to increased international sales, $6.5 million of which was due to acquisitions. Net sales related to the commercial refrigeration segment were $238.4 million during the nine months ended September 30, 1999, an increase of $62.3 million, or 35.4%, from $176.1 million for the corresponding nine months in 1998. Of this increase, $58.5 million was due to the international acquisitions of Heatcraft do Brasil S.A., Lovelock Luke Pty. Limited and James N. Kirby Pty. Ltd. North American commercial refrigeration sales increased $5.4 million primarily due to strong sales volumes to our supermarket customers and increased activity with our large distributors. Heat transfer revenues increased $25.8 million, or 18.6%, to $164.2 million for the nine months ended September 30, 1999 compared to the corresponding nine months in 1998. Of this increase, $5.3 million was due to increased sales volumes in Lennox's existing North American business and $21.3 million was due to the acquisitions of James N. Kirby Pty. Ltd. and Livernois Engineering Holding Company.

     Domestic sales increased $185.1 million, or 16.6%, to $1,301.3 million for the first nine months of 1999 from $1,116.2 million for the first nine months of 1998. International sales increased $200.1 million, or 80.5% to $448.7 million for the first nine months of 1999 from $248.6 million for the first nine months of 1998.

     Gross profit. Gross profit was $550.3 million for the nine months ended September 30, 1999 as compared to $434.3 million for the nine months ended September 30, 1998, an increase of $116.0 million. Gross profit margin was 31.4% for the nine months ended September 30, 1999 and 31.8% for the nine months ended September 30, 1998. The increase of $116.0 million in gross profit was primarily attributable to increased sales in the 1999 period as compared to 1998. The gross profit margins of Lennox's traditional businesses increased 0.2% from the first nine months of 1999 compared to the first nine months of 1998. The decrease in gross profit margin for the first nine months of 1999 is due to the acquisition of businesses with lower margins than Lennox's other businesses.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $422.5 million for the nine months ended September 30, 1999, an increase of $91.2 million, or 27.5%, from $331.3 million for the nine months ended September 30, 1998. Selling, general and administrative expenses represented 24.1% and 24.2% of total net revenues for the first nine months of 1999 and 1998, respectively. Of the $91.2 million increase, $64.3 million, or 70.5%, was related to increased infrastructure associated with acquisitions. The majority of the remaining $26.9 million increase was due to increases in selling, general and administrative expenses for the North American residential segment which was primarily comprised of increases in costs due to additions of personnel, increased information technology costs and increased sales and marketing expenses.

     Other operating expense, net. Other operating expense, net totaled $6.5 million for the nine months ended September 30, 1999, an increase of $0.3 million from $6.2 million for the corresponding nine months in 1998. Other operating expense, net is comprised of (income) loss from joint ventures, amortization of goodwill, and other intangibles and miscellaneous items.

     Domestic income from operations was $104.3 million during the nine months ended September 30, 1999, an increase of 9.4% from $95.3 million during the corresponding period in 1998. International income from operations was $17.1 million during the 1999 period and $4.6 million during the 1998 period.

     Interest expense, net. Interest expense, net for the nine months ended September 30, 1999 increased to $24.2 million from $10.9 million for the same period in 1998. Of the $13.3 million increase in interest expense, $1.3 million was due to the incurrence of $75 million in additional long-term borrowings in April 1998 and $12.0 million was due to increased usage of Lennox's credit lines and short-term borrowings as a result of acquisitions, payments related to the Pulse inspection program and increased working capital for seasonal needs.

     Other. Other expense (income) was $(0.4) million for the nine months ended September 30, 1999 and $1.3 million for the nine months ended September 30, 1998. Other expense is primarily comprised of currency exchange gains or losses. The majority of the improvement in other expense (income) was due to the strengthening of the Canadian dollar.

     Minority interest. Minority interest in subsidiaries' net losses of $(0.2) million for the nine months ended September 30, 1999 and income of $0.6 million for the nine months ended September 30, 1998 represents the minority interest in Ets. Brancher and Heatcraft do Brasil.

     Provision for income taxes. The provision for income taxes was $39.8 million for the nine months ended September 30, 1999 and $35.2 million for the nine months ended September 30, 1998. The effective tax rate of 40.9% and 41.3% for the nine months ended September 30, 1999 and 1998, respectively, differs from the statutory federal rate of 35.0% principally due to state and local taxes, non-deductible goodwill expenses and foreign operating losses for which no tax benefits have been recognized.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net sales. Net sales increased $377.4 million, or 26.1%, to $1,821.8 million for the year ended December 31, 1998 from $1,444.4 million for the year ended December 31, 1997. If the effect of the consolidation of Ets. Brancher is excluded, net sales would have increased by $226.7 million, or 16.1%, to $1,630.9 million for 1998 as compared to 1997.

     Net sales related to the North American residential segment were $1,013.7 million during 1998, an increase of 17.2% from $865.1 million for 1997. This increase was primarily due to increased unit sales of "Lennox" and "Armstrong Air" brands of heating and air conditioning equipment and the inclusion beginning in the third quarter of 1998 of $68.6 million of sales of the hearth products companies. Hot weather in the spring of 1998 and an expanded dealer and distributor base led to greater sales of the "Lennox" and "Armstrong Air" brands. Commercial air conditioning revenues increased $113.3 million, or 40.6%, to $392.1 million for 1998 compared to 1997. If the effect of the consolidation of Ets. Brancher is excluded, commercial air conditioning revenues would have increased $46.5 million, or 17.9%, to $306.1 million for 1998 as compared to 1997. This increase was primarily due to increased volumes of rooftop air conditioner sales in the United States and Canada. Net sales related to the commercial refrigeration segment were $237.3 million during 1998, an increase of 53.8% from $154.3 million for 1997. If the effect of the consolidation of Ets. Brancher is excluded, net sales related to the commercial refrigeration products segment would have increased $20.2 million, or 14.8%, to $156.8 million for 1998 as compared to 1997. This increase is primarily caused by sales volume increases due to hot weather in North America in 1998 and the acquisition of Heatcraft do Brasil in September 1998. Heat transfer revenues increased $32.5 million, or 22.3%, to $178.7 million for 1998 compared to 1997. If the effect of the consolidation of Ets. Brancher is excluded, heat transfer revenues would have increased $11.4 million, or 8.0%, to $154.3 million for 1998 as compared to 1997. This increase is primarily caused by sales volume increases due to hot weather in North America in 1998.

     Domestic sales increased $197.4 million, or 15.5%, to $1,472.3 million for 1998 from $1,274.9 million for 1997. Of this increase, $68.6 million is due to the inclusion of the hearth products companies and the balance was caused primarily by increased unit sales of "Lennox" and "Armstrong Air" brands due to the hot weather in 1998 and an expanded dealer and distributor base for these brands. International sales increased $180.0 million, or 106.2%, to $349.5 million for 1998 from $169.5 million for 1997. Of this increase, $150.7 million is due to the consolidation of Ets. Brancher and the remainder is primarily due to the acquisition of Heatcraft do Brasil and Lovelock Luke.

     Gross profit. Gross profit was $576.2 million for the year ended December 31, 1998 as compared to $438.5 million for the year ended December 31, 1997, an increase of $137.7 million. Gross profit margin increased to 31.6% in 1998 from 30.4% for 1997. The increase of $137.7 million in gross profit was primarily attributable to increased sales in 1998 as compared to 1997 and the effect of the consolidation of Ets. Brancher for the full year. Ets. Brancher contributed $47.7 million and $11.2 million to gross profit in 1998 and 1997, respectively, and its gross profit margin was 25.0% and 27.9% in 1998 and 1997, respectively. If the effect of the consolidation of Ets. Brancher is excluded, gross profit margin would have been 32.4% and 30.4% for 1998 and 1997, respectively. The improved gross profit margin for 1998 is due to lower material costs, improved manufacturing processes and increased overhead absorption associated with the higher volume of sales in North America.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $461.1 million for 1998, an increase of $134.8 million, or 41.3%, from $326.3 million for 1997. Selling, general and administrative expenses represented 25.3% and 22.6% of total net revenues for 1998 and 1997, respectively. If the effect of the consolidation of Ets. Brancher is excluded, selling, general and administrative expenses would have been $413.9 million for 1998, an increase of $99.8 million, or 31.8%, from $314.1 million for 1997, representing 25.4% and 22.4% of total net sales for 1998 and 1997, respectively. Approximately $16.7 million of the increase in selling, general and administrative expenses is composed of three non-recurring items: $7.1 million associated with the settlement of a lawsuit; approximately $5.0 million of incremental expense associated with the implementation of the SAP enterprise business software system; and $4.6 million associated with increased expenses of a terminated performance share plan. If the effect of these non-recurring items and the consolidation of Ets. Brancher is excluded, selling, general and administrative expenses would have been $397.2 million for 1998, an increase of $83.1 million, or 26.5%, from $314.1 million for 1997, representing 24.4% and 22.4% of total net sales for 1998 and 1997, respectively. The remaining increase in selling, general and administrative expenses is primarily due to increased variable costs associated with sales growth in North America and costs associated with creating infrastructure to manage international businesses, such as the establishment of a sales office in Singapore and the business development functions for Lennox's global operation.

     Other operating expense, net. Other operating expense, net totaled $8.5 million for 1998, an increase of $1.1 million from $7.4 million for 1997. Other operating expense, net is comprised of (income) loss from joint ventures, amortization of goodwill and other intangibles and miscellaneous items. The $1.1 million increase is due to increases in amortization of goodwill of $1.7 million and losses from joint ventures of $1.3 million, partially offset by a decrease in other intangible and miscellaneous expense of $2.0 million.

     Product inspection charge. In the fourth quarter of 1997, Lennox recorded a non-recurring pre-tax charge of $140.0 million to provide for management's best estimate of the projected expenses of the product inspection program related to its Pulse furnace. As part of Lennox's normal warranty process, Lennox continuously monitors the replacement rate for, among other components, heat exchangers in its products. During 1997, it was determined that, under certain circumstances, certain joint connections on Pulse furnace heat exchangers manufactured between 1982 and 1988 could fail and potentially create a safety hazard in the home. Once this was determined, Lennox publicly announced the Pulse inspection program in 1997. Under the program, Lennox offered the owners of all Pulse furnaces installed between 1982 and 1990 a subsidized inspection and a free carbon monoxide detector. The inspection included a severe pressure test to determine the serviceability of the heat exchanger. If the heat exchanger did not pass the test, Lennox either replaced the heat exchanger or offered a new furnace and subsidized the labor costs for installation. The cost required for the program depended on the number of units Lennox found, the number of units that failed the pressure test, whether consumers selected to replace the heat exchanger or receive a new furnace and the cost of the replacement products. Based on the results of Lennox's historical experience, input from Lennox's dealers and consultation with the Consumer Products Safety Commission, Lennox estimated that it could ultimately locate approximately 67% of the Pulse furnaces that were manufactured between 1982 and 1988. In terms of estimated failure rates, Lennox utilized the data gathered from "field experience" tests, which indicated a failure rate of approximately 30%. In terms of consumer selection, Lennox estimated that half would elect the new heat exchanger and half would elect the new furnace. Finally, Lennox utilized its standard costs of heat exchangers and new furnaces, the cost of the dealer inspection allowance and the cost of the dealer replacement allowance in calculating the liability. Lennox believes that it had adequate information to develop reasonable assumptions in estimating the cost of the Pulse inspection program.

     The program ended on June 30, 1999 and future expenses associated with the program are not expected to be significant.

     Income (loss) from operations. Income (loss) from operations was $106.6 million for 1998 compared to $(35.2) million for 1997. Excluding the Ets. Brancher consolidation, the special charge for the Pulse inspection program and the three non-recurring selling, general and administrative expense items mentioned above, income from operations would have been $122.6 million for 1998, or 7.5% of net sales, as compared to $106.1 million for 1997, or 7.6% of net sales.

     Domestic income from operations was $108.7 million during 1998 as compared to a loss of $(17.8) million during 1997. International income (loss) from operations was $(2.1) million during 1998 and $(17.4) million for 1997.

     Interest expense, net. Interest expense, net for 1998 increased to $16.2 million from $8.5 million for 1997. Of the $7.7 million increase in interest expense, $3.6 million was due to the incurrence of $75 million in additional long-term borrowings in April 1998, $1.6 million was due to the consolidation of Ets. Brancher for the full year and the remainder was due to less interest income in 1998.

     Other. Other expense was $1.6 million for 1998 and $2.0 million for 1997. Other expense is primarily comprised of currency exchange gains or losses.

     Minority interest. Minority interest in subsidiaries' net loss of $(0.7) million in 1997 and $(0.9) million in 1998 represents the minority interest in Ets. Brancher and, for 1998, Heatcraft do Brasil.

     Provision (benefit) for income taxes. The effective tax rates for the 1998 provision and the 1997 benefit were 41.4% and 25.5%, respectively. The effective tax rates differ from the federal statutory rate of 35% primarily due to state income taxes and valuation reserves provided for foreign operating losses.

     Net income (loss). Net income (loss) was $52.5 million and $(33.6) million for the year ended December 31, 1998 and 1997, respectively. If the effects of the consolidation of Ets. Brancher and the non-recurring charge relating to the Pulse inspection program are excluded, net income would have been $52.9 million and $55.2 million for 1998 and 1997, representing 3.2% and 3.9% of net sales for 1998 and 1997, respectively.

  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net sales. Net sales increased $79.9 million, or 5.9%, to $1,444.4 million for the year ended December 31, 1997 from $1,364.5 million for the year ended December 31, 1996. If the effect of the consolidation of Ets. Brancher is excluded, net sales would have increased by $39.7 million, or 2.9%, to $1,404.2 million for 1997 compared to 1996.

     Net sales related to the North American residential segment were $865.1 million during 1997, an increase of 0.9% from $857.1 million for 1996. This increase was principally due to increases in the number of heating and air conditioning units sold by Lennox, despite the fact that industry shipments were generally down 5% for 1997. The weather in 1997 was mild with a cool spring and modest winter over most of the United States, and inventory levels for both dealers and distributors were higher than normal at the end of 1996. Commercial air conditioning revenues increased $49.9 million, or 21.8%, to $278.8 million for 1997 compared to 1996. Of the $49.9 million increase, 49.3% was due to increased volumes of rooftop air conditioner sales in North America and the balance was due to the consolidation of Ets. Brancher in the fourth quarter of 1997. Rooftop air conditioner business increased in 1997 principally due to focused sales efforts through commercial districts that Lennox established early in 1997 as well as the continued roll out of the L Series rooftop product line. Net sales related to the commercial refrigeration segment were $154.3 million during 1997, an increase of 13.8% from $135.6 million for 1996. This increase was primarily due to the consolidation of Ets. Brancher in the fourth quarter of 1997. Heat transfer revenues increased $3.3 million, or 2.3%, to $146.2 million for 1997 compared to 1996. Ets. Brancher contributed $3.3 million to heat transfer product sales in 1997.

     Domestic sales increased $22.4 million, or 1.8%, to $1,274.9 million for 1997 from $1,252.5 million for 1996 primarily due to the factors discussed above. International sales increased $57.5 million, or 51.3%, to $169.5 million for 1997 from $112.0 million for 1996. This increase is primarily due to the consolidation of Ets. Brancher in the last quarter of 1997.

     Gross profit. Gross profit was $438.5 million for the year ended December 31, 1997 as compared to $402.9 million for the year ended December 31, 1996, an increase of $35.6 million. Gross profit margins were 30.4% and 29.5% for 1997 and 1996, respectively. The increase of $35.6 million in gross profit was primarily attributable to increased sales in 1997 and the effect of the consolidation of Ets. Brancher. Ets. Brancher contributed $11.2 million to gross profit in 1997, and its gross profit margin was 27.9%. If the effect of the consolidation of Ets. Brancher is excluded, gross profit margin would have remained the same for 1997.

     Selling, general and administrative expenses. Selling, general and administrative expenses were $326.3 million for 1997, an increase of $28.3 million, or 9.5%, from $298.0 million for 1996. Selling, general and administrative expenses represented 22.6% and 21.8% of net sales for 1997 and 1996, respectively. Of the $28.3 million increase, $12.2 million was related to the consolidation of Ets. Brancher. Excluding the effect of the consolidation of Ets. Brancher, selling, general and administrative expenses would have represented 22.4% of net sales in 1997. The remaining $16.1 million increase in selling, general and administrative expenses related to expenses in establishing specialized commercial sales districts in North America, increased expenses related to a profit sharing plan and other variable cost increases associated with increased sales.

     Other operating expense, net. Other operating expense, net totaled $7.4 million for 1997, an increase of $3.2 million from $4.2 million for 1996. In 1996, Lennox recognized a non-recurring $4.6 million gain on the sale of a portion of its interest in Alliance Compressors, a joint venture to manufacture compressors. After the sale, Lennox owned a 24.5% interest in Alliance Compressors.

     Income (loss) from operations. Income (loss) from operations was $(35.2) million in 1997, a decrease of $135.8 million from $100.6 million in 1996. The $135.8 million decrease was primarily due to the $140.0 million non-recurring pre-tax charge relating to the Pulse inspection program. Excluding the special charge for the Pulse inspection program and the consolidation of Ets. Brancher, income from operations would have been $106.1 million in 1997, representing 7.6% of net sales, the same percent as in 1996.

     Domestic income (loss) from operations was $(17.8) million during 1997 as compared to $98.0 million during 1996. International income from operations was $(17.4) million during 1997 and $2.6 million for 1996.

     Interest expense, net. Interest expense, net for 1997 decreased to $8.5 million from $13.4 million for 1996. The decrease of $4.9 million in interest expense was primarily due to higher average cash balances resulting from improved working capital management. Lennox did not have any short-term borrowings in 1996 or 1997 and long-term debt remained fairly consistent each year.

     Other. Other expense was $2.0 million for 1997 and $(0.9) million for 1996. Other expense is primarily comprised of currency exchange gains or losses.

     Minority interest. Minority interest in subsidiaries' net loss of $(0.7) million in 1997 represents the minority interest in Ets. Brancher.

     Provision (benefit) for income taxes. The effective tax rates for the 1997 benefit and the 1996 provision were 25.5% and 37.9%, respectively. The effective tax rates differ from the federal statutory rate of 35% primarily due to state income taxes and valuation reserves provided for foreign operating losses.

     Net income (loss). There was a net loss of $(33.6) million for the year ended December 31, 1997 compared to net income of $54.7 million for the year ended December 31, 1996. If the non-recurring charge relating to the Pulse inspection program and the consolidation of Ets. Brancher are excluded, net income would have been $55.2 million for 1997, representing 3.9% of net sales, compared to 4.0% of net sales for 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Lennox has historically financed its operations and capital requirements from internally generated funds and, to a lesser extent, borrowings from external sources. Lennox's capital requirements have related principally to acquisitions, the expansion of its production capacity and increased working capital needs that have accompanied sales growth.

     Net cash provided by operating activities totaled $158.8 million, $58.5 million and $5.0 million for 1996, 1997 and 1998, respectively. The reduction in cash provided by operating activities is primarily due to the Pulse inspection program on which Lennox spent $26.6 million and $86.1 million in 1997 and 1998, respectively. In addition, Lennox had unusually strong sales of its "Lennox" brand of North American air conditioning products late in 1997 and accordingly accounts receivable in December 1997 were higher than normal. Net cash generated by operating activities was $17.4 million for the nine months ended September 30, 1999 compared to a usage of cash of $18.2 million for the nine months ended September 30, 1998. The increase in cash generated by operating activities is primarily due to an increase in net income, a decrease in payments related to the Pulse inspection program and lower inventory levels. Net cash used in investing activities totaled $37.1 million, $44.6 million, $212.4 million, $160.9 million and $273.7 million for 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, respectively. The greater use of cash for investing relates primarily to increased acquisition activity as Lennox spent $14.3 million, $160.5 million, $130.6 million and $226.1 million for acquisitions in 1997 and 1998 and the nine months ended September 30, 1998 and 1999, respectively. Net cash provided by (used in) financing activities was ($44.0) million, ($17.3) million, $89.5 million, $68.3 million and $269.6 million for 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, respectively. In 1998, Lennox issued $75.0 million principal amount of notes and increased short term borrowings by $36.7 million. In the first nine months of 1999, Lennox increased short-term borrowings by $96.6 million, which, along with sales of Lennox common stock of $141.8 million from Lennox's initial public offering and exercises of stock options and new long-term debt of $43.9 million, primarily funded the business acquisitions. Due to the seasonality of the air conditioning and refrigeration businesses, Lennox typically uses cash in the first six months and generates cash during the latter half of the year. Accordingly, Lennox does not believe it is appropriate to compare interim periods to the full fiscal year. Lennox's internally generated cash flow, along with borrowings under Lennox's revolving credit facility, have been sufficient to cover its working capital, capital expenditure and debt service requirements over the last three years.

     Lennox will continue to acquire additional heating and air conditioning dealers in the United States and Canada. Lennox plans to finance these acquisitions with a combination of cash, stock and debt. As of September 30, 1999, Lennox had acquired 57 dealers in Canada and 19 in the United States for an aggregate purchase price of approximately $164 million and had signed letters of intent to acquire seven additional Canadian dealers and 25 United States dealers for an aggregate purchase price of approximately $82 million.

     On August 3, 1999, Lennox completed the initial public offering of its common stock. Lennox sold 8,088,490 shares of its common stock, and certain selling stockholders sold 411,510 shares, at an initial price to the public of $18.75 per share. Net proceeds from the offering were $139.7 million, after deducting estimated expenses and underwriting discounts and commissions. Proceeds from the offering were used to repay a portion of the borrowings under Lennox's former revolving credit facility and a term credit facility which terminated upon completion of the offering.

     On March 31, 2000, Lennox will purchase the remaining 30% interest in Ets. Brancher for approximately $17 million. In June 1999, Lennox acquired James N. Kirby Pty. Ltd. for approximately $65 million. In addition, approximately $28 million of Kirby's debt was assumed. The purchase price consisted of approximately $16 million in cash, $33 million in deferred payments and 650,430 shares of Lennox common stock. The $33 million in deferred payments will be made in installments of approximately $11 million per year over the next three years. This amount may be prepaid. If Lennox common stock does not trade at a price greater than $29.09 per share for five consecutive days from the period from June 2000 to June 2001, then Lennox is obligated to pay the former owners of Kirby the difference between the trading price for the last five days of this period and $29.09 for 577,500 of the shares of Lennox common stock.

     Lennox's capital expenditures were $31.9 million, $34.6 million, $52.4 million and $53.2 million for 1996, 1997 and 1998 and the nine months ended September 30, 1999, respectively. Capital expenditures for the remainder of 1999 will relate to production equipment (including tooling), training facilities, leasehold improvements and information systems. The majority of these planned capital expenditures are discretionary. These capital expenditures will be financed using cash flow from operations and available borrowings under Lennox's revolving credit facility.

     At September 30, 1999, Lennox had long-term debt obligations outstanding of $334.9 million. The majority of the long-term debt consists of six issues of notes with an aggregate principal amount of $240.6 million, interest rates ranging from 6.56% to 9.69% and maturities ranging from 2001 to 2008. The notes contain restrictive covenants, including financial maintenance covenants and covenants that place limitations on Lennox's ability to incur additional indebtedness, encumber its assets, sell its assets or pay dividends. The ratio of total funded debt to EBITDA cannot exceed 3.0 based upon a rolling four quarter basis. The ratio of EBITDA less capital expenditures to interest expense should be greater than 3.0 based on a rolling four quarter basis. Lennox's ability to incur debt is limited to 60.0% of its consolidated capitalization. As of September 30, 1999, Lennox's consolidated indebtedness as a percent of consolidated capitalization was 39.6% as defined in the note agreements. Generally, the aggregate sale of assets outside the ordinary course of business cannot exceed 15% of Lennox's consolidated assets during any fiscal year and all transfers after January 1, 1998 cannot exceed 30% of Lennox's consolidated assets. In addition, in order to pay dividends or make a sale of assets outside the ordinary course of business, Lennox must be able to incur $1.00 of additional indebtedness. In addition, Lennox is required to maintain a consolidated net worth equal to $261.0 million plus 15% of Lennox's consolidated quarterly net income beginning April 1, 1998. At September 30, 1999, the required consolidated net worth was $277.3 million and Lennox had a consolidated net worth of $587.0 million. Upon a change of control, Lennox must make an offer to repurchase the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. Lennox's debt service requirements (including principal and interest payments) for its current outstanding long-term debt are $40 million in 1999 and $53 million in 2000. As of December 31, 1998, Lennox had approximate minimum commitments on all non-cancelable operating leases of $22 million and $19 million in 1999 and 2000, respectively.

     Lennox has a $300 million revolving credit facility with a syndicate of banks led by Chase Bank of Texas, National Association, as administrative agent, Wachovia Bank, N.A., as syndication agent, and The Bank of Nova Scotia, as documentation agent. The credit facility has restrictive covenants and maintenance tests identical to those in the notes. Borrowings under this credit facility bear interest, at Lennox's option, at a rate equal to either (a) the greater of the administrative agent's prime rate or the federal funds rate plus 0.5% or (b) the London Interbank Offered Rate plus a margin equal to 0.5% to 1.125%, depending upon Lennox's ratio of total funded debt to EBITDA. Lennox pays a commitment fee equal to 0.15% to 0.30% of the unused commitment, depending upon the ratio of total funded debt to EBITDA. This credit facility has a term of five years.

     Lennox has signed an agreement with The Prudential Insurance Company of America which will allow it to borrow up to $100 million in the form of senior notes from time to time within the first three years of the agreement. The minimum amount of notes that can be drawn at any one time will be

$10 million and the maturity and interest rate will be selected from alternatives provided by Prudential at the time the notes are issued, up to a maximum maturity of 15 years. The agreement has customary covenants that are substantially similar to those contained in Lennox's outstanding series of notes.

     Lennox announced a two-phase stock buy-back plan to repurchase, depending on market conditions and other factors, up to 5 million shares of Lennox common stock. This may include up to 2 million shares before the closing of the acquisition of Service Experts, with the remainder to be acquired after the closing of the acquisition. Purchases under the share repurchase program will be made on an open-market basis at prevailing market prices in accordance with the applicable rules and regulations governing such purchases. The timing of any repurchases will depend on market conditions, the market price of Lennox common stock, and management's assessment of Lennox's liquidity and cash flow needs.

     Lennox intends to refinance the long-term debt of Service Experts at the time of the merger either by expanding its current $300 million revolving credit facility or by entering into a new credit facility.

     Lennox believes that cash flow from operations, as well as available credit facilities, will be sufficient to fund its operations and the ongoing business enterprise endeavors for the foreseeable future. Lennox may pursue additional debt or equity financing in connection with acquisitions.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain of Lennox's quarterly information for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999. Such information is derived from Lennox's unaudited financial statements and, in the opinion of Lennox's management, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information. Operating results for any given quarter are not necessarily indicative of results for any future period and should not be relied upon as an indicator of future performance. Beginning with the fourth quarter of 1997, Lennox's results of operations reflect the consolidation of Ets. Brancher.

                                                                   QUARTER ENDED
                             -----------------------------------------------------------------------------------------
                                              1997                                     1998                     1999
                             --------------------------------------   --------------------------------------   -------
                             MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31
                             -------   -------   --------   -------   -------   -------   --------   -------   -------
                                                                             (IN MILLIONS)
Net sales................... $307.1    $365.4     $381.9    $ 390.0   $379.6    $456.0     $529.2    $457.0    $489.0
Cost of goods sold..........  211.6     252.0      265.2      277.1    261.8     309.0      359.6     315.2     337.5
                             ------    ------     ------    -------   ------    ------     ------    ------    ------
Gross profit................   95.5     113.4      116.7      112.9    117.8     147.0      169.6     141.8     151.5
                             ------    ------     ------    -------   ------    ------     ------    ------    ------
Selling, general and
  administrative expenses...   76.1      79.8       80.1       90.3     97.3     108.4      125.7     129.8     129.3
Other operating expense,
  net.......................    3.0       0.5        0.9        3.0      2.6       4.6       (1.1)      2.3       2.5
Product inspection charge...     --        --         --      140.0       --        --         --        --        --
                             ------    ------     ------    -------   ------    ------     ------    ------    ------
Income (loss) from
  operations................   16.4      33.1       35.7     (120.4)    17.9      34.0       45.0       9.7      19.7
                             ------    ------     ------    -------   ------    ------     ------    ------    ------
Net income (loss)........... $  7.9    $ 17.6     $ 18.5    $ (77.6)  $  8.3    $ 17.2     $ 24.5    $  2.5    $  6.6

                                QUARTER ENDED
                              ------------------
                                     1999
                              ------------------
                              JUNE 30   SEPT. 30
                              -------   --------

Net sales...................  $591.8     $669.1
Cost of goods sold..........   405.5      456.7
                              ------     ------
Gross profit................   186.3      212.4
                              ------     ------
Selling, general and
  administrative expenses...   138.5      154.7
Other operating expense,
  net.......................     0.9        3.1
Product inspection charge...      --         --
                              ------     ------
Income (loss) from
  operations................    46.9       54.6
                              ------     ------
Net income (loss)...........  $ 23.6     $ 27.3

     The following table sets forth, as a percentage of net sales, statement of income data by quarter for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999.

                                                                    QUARTER ENDED
                              -----------------------------------------------------------------------------------------
                                               1997                                     1998                     1999
                              --------------------------------------   --------------------------------------   -------
                              MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31
                              -------   -------   --------   -------   -------   -------   --------   -------   -------
Net sales....................  100.0%    100.0%    100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%
Cost of goods sold...........   68.9      69.0      69.4       71.1      69.0      67.8      68.0       69.0      69.0
                               -----     -----     -----      -----     -----     -----     -----      -----     -----
Gross profit.................   31.1      31.0      30.6       28.9      31.0      32.2      32.0       31.0      31.0
                               -----     -----     -----      -----     -----     -----     -----      -----     -----
Selling, general and
  administrative expenses....   24.8      21.8      21.0       23.1      25.6      23.8      23.7       28.4      26.5
Other operating expense,
  net........................    1.0       0.2       0.2        0.8       0.7       1.0      (0.2)       0.5       0.5
Product inspection charge....     --        --        --       35.9        --        --        --         --        --
                               -----     -----     -----      -----     -----     -----     -----      -----     -----
Income (loss) from
  operations.................    5.3       9.0       9.4      (30.9)      4.7       7.4       8.5        2.1       4.0
                               -----     -----     -----      -----     -----     -----     -----      -----     -----
Net income (loss)............    2.6%      4.8%      4.8%     (19.9)%     2.2%      3.8%      4.6%       0.5%      1.4%

                                 QUARTER ENDED
                               ------------------
                                      1999
                               ------------------
                               JUNE 30   SEPT. 30
                               -------   --------
Net sales....................   100.0%    100.0%
Cost of goods sold...........    68.5      68.2
                                -----     -----
Gross profit.................    31.5      31.8
                                -----     -----
Selling, general and
  administrative expenses....    23.4      23.1
Other operating expense,
  net........................     0.2       0.5
Product inspection charge....      --        --
                                -----     -----
Income (loss) from
  operations.................     7.9       8.2
                                -----     -----
Net income (loss)............     4.0%      4.1%

     Lennox's quarterly operating results have varied significantly and are likely to vary significantly in the future. Demand for Lennox's products is seasonal and dependent on the weather. In addition, a majority of Lennox's revenue is derived from products whose sales peak in the summer months. Consequently, Lennox often experiences lower sales levels in the first and fourth quarters of each year. Because a high percentage of Lennox's overhead and operating expenses are relatively fixed throughout the year, operating earnings and net earnings tend to be lower in quarters with lower sales.

MARKET RISK

     The estimated fair values of Lennox's financial instruments approximate their respective carrying amounts at September 30, 1999, except as follows (in thousands):

                                                                           FAIR VALUE
                                                                       ------------------
                                                            CARRYING             INTEREST
                                                             AMOUNT    AMOUNT      RATE
                                                            --------   -------   --------
9.69% promissory notes....................................  $24,600    $26,400     6.75%
9.53% promissory notes....................................   21,000     21,700     6.75

     Lennox has the ability to prepay these notes within the next twelve months. Lennox has delivered an irrevocable notice of prepayment effective December 2, 1999 in respect of the 9.69% promissory notes.

     Lennox's results of operations can be affected by changes in exchange rates. Net sales and expenses in currencies other than the United States dollar are translated into United States dollars for financial reporting purposes based on the average exchange rate for the period. During 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, net sales from outside the United States represented 8.2%, 11.7%, 19.2%, 18.2% and 25.6%, respectively, of total net sales. Historically, foreign currency transaction gains (losses) have not had a material effect on Lennox's operations.

     Lennox has entered into foreign currency exchange contracts to hedge its investment in Ets. Brancher. Lennox does not engage in currency speculation. These contracts do not subject Lennox to risk from exchange rate movements because the gains or losses on the contracts offset the losses or gains, respectively, on the assets and liabilities of Ets. Brancher. As of September 30, 1999, Lennox had entered into foreign currency exchange contracts with a nominal value of 165.5 million French francs (approximately $27.1 million). These contracts require Lennox to exchange French francs for United States dollars at maturity, which is in May 2003, at rates agreed to at inception of the contracts. If the counterparties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, Lennox could be at risk for any currency related fluctuations.

     From time to time Lennox enters into foreign currency exchange contracts to hedge receivables and payables denominated in foreign currencies. These contracts do not subject Lennox to risk from exchange rate movements because the gains or losses on the contracts offset losses or gains, respectively, on the receivables or payables being hedged. As of September 30, 1999, Lennox had obligations to deliver the equivalent of $20.3 million of various foreign currencies at various dates through July 31, 2000, for which the counterparties to the contracts will pay fixed contract amounts, and obligations to take the equivalent of $3.2 million of various currencies at various dates through December 9, 1999.

     Lennox has contracts with various suppliers to purchase copper and aluminum for use in its manufacturing processes. As of September 30, 1999, Lennox had contracts to purchase 24.3 million pounds of copper through 2000 at fixed prices that average $0.7337 per pound ($17.8 million) and contracts to purchase six million pounds of copper at a variable price equal to a market price over the next 12 months. Lennox also had contracts to purchase 6.9 million pounds of aluminum at prices that average $0.6800 ($4.7 million) over the next 15 months. Additionally, Lennox is committed to purchasing 7.2 million pounds of aluminum fin stock at $1.013 per pound ($7.3 million) through 2000. The fair value of these copper and aluminum purchase commitments was an asset of $2.4 million at September 30, 1999.

INFLATION

     Historically, inflation has not had a material effect on Lennox's results of operations.

YEAR 2000 COMPLIANCE

     The Year 2000 issue concerns the ability of information technology and non-information technology systems and processes to properly recognize and process date-sensitive information before, during and after December 31, 1999. Lennox has a variety of computer software program applications, computer hardware equipment and other equipment with embedded electronic circuits, including applications used in its financial business systems, manufacturing processes and administrative functions, which are collectively referred to as the "systems". Lennox expects that its systems will be ready for the Year 2000 transition.

     In order to identify and resolve Year 2000 issues affecting Lennox, it established a Year 2000 compliance program. The Year 2000 compliance program is administered by a task force, consisting of members of senior management as well as personnel from Lennox's accounting, internal audit and legal departments, which has oversight of the information systems managers and other administrative personnel charged with implementing Lennox's Year 2000 compliance program. The task force has established a specific compliance team for Lennox Corporate and for each of Lennox's operating locations.

     In 1994 Lennox began the replacement of all core business systems for its domestic subsidiaries. The purpose of this replacement was to upgrade systems architecture and functionality, improve business integration and implement process improvements. SAP was selected as the enterprise resource for planning ("ERP") system to replace mission critical software and hardware for Lennox Industries, Heatcraft's Heat Transfer and Refrigeration Products Divisions and the Lennox Corporate operations. Fourth Shift was selected as the ERP system for the Electrical Products Division of Heatcraft and is also being implemented for various subsidiaries of Lennox Global. A new version of ROI Manage 2000 was implemented for Armstrong. As of September 30, 1999, all replacements of core business systems for domestic subsidiaries were complete.

     SAP, Fourth Shift and ROI Manage 2000 have certified that these systems are Year 2000 compliant. Hardware, operating systems and databases installed to support these systems are compliant. Other smaller applications integrated with SAP have been replaced or upgraded with Year 2000 compliant software.

     The implementations of SAP, Fourth Shift and ROI Manage 2000 and the related hardware, operating systems and databases comprise the systems that are most critical to Lennox's operations, which are referred to as "critical systems," and address the areas of Lennox's business which would have otherwise been significantly affected by the Year 2000. As of September 30, 1999, Lennox was 100% complete with the implementation of the Year 2000 compliance program for all critical systems.

     Lennox's Year 2000 Program also addresses compliance in areas in addition to critical systems, including: voice and data networks, desktop computers, peripherals, EDI, contracted or purchased departmental software, computer controlled production equipment, test stations, building security, transport and heating and air conditioning systems, service providers, key customers and suppliers and Lennox manufactured and purchased products. As of September 30, 1999, Lennox was more than 95% complete with the implementation of the Year 2000 compliance program for all such areas, and it expects to be 100% complete by December 31, 1999.

     Lennox believes that its most reasonably likely worst case scenario is some short-term, localized disruptions of systems, transportation or suppliers that will affect an individual business operation, rather than broad-based and long-term problems that affect operating segments or its operations as a whole. For the most part, Lennox's manufacturing processes are not affected by Year 2000 issues. The most significant uncertainties relate to critical suppliers, particularly electrical power, water, natural gas and communications companies, and suppliers of parts that are vital to the continuity of Lennox's operations. Where possible, contingency plans are being formulated and put into place for all critical suppliers. These plans include developing the necessary safety stock levels for single source items.

     Lennox's estimated cost to become Year 2000 compliant is approximately $6.4 million, of which Lennox has already spent approximately $4.7 million. All of these expenses will reduce Lennox's net income. Of the $6.4 million in total costs, approximately $4.1 million relates to application software, including consulting and training relating to the software, of which approximately $3.5 million has been spent to date. The remaining $2.3 million in total estimated costs relates to infrastructure and hardware, of which approximately $1.2 million has been spent. Of the remaining $1.1 million, $0.6 million relates to a lease agreement and is expected to be expensed over a three-year period. The costs of application and infrastructure changes made for reasons other than the Year 2000 and which were not accelerated are not included in these estimates. Lennox has not deferred any significant information technology projects because of its response to Year 2000 issues. All Year 2000 costs are being funded from Lennox's operating cash flows. These costs are generally not incremental to existing information technology budgets.

     The total costs, anticipated impact and the expected dates to complete the various phases of the project are based on Lennox's best estimates using assumptions about future events. However, no assurance can be given that actual results will be consistent with such estimates and, therefore, actual costs, completion dates and impact may differ materially from the plans. See "Special Note Regarding Forward-Looking Statements" on page 17.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Lennox does not believe that the adoption of this pronouncement will have a significant impact on its financial statements.

BUSINESS OF LENNOX

     Lennox is a leading global provider of climate control solutions. Lennox designs, manufactures and markets a broad range of products for the HVACR markets. Lennox's products are sold under well-established brand names including "Lennox", "Armstrong Air", "Bohn", "Larkin", "Heatcraft" and others. Lennox is also one of the largest manufacturers in North America of heat transfer products, such as evaporator coils and condenser coils. Lennox has leveraged its expertise in heat transfer technology, which is critical to the efficient operation of any heating or cooling system, to become an industry leader known for its product innovation and the quality and reliability of its products. As a result of recent acquisitions, Lennox has also become a leader in the growing market for hearth products, which includes pre-fabricated fireplaces and related products. Historically, Lennox has sold its "Lennox" brand of residential heating and air conditioning products directly to a network of installing dealers, which currently numbers approximately 6,000, making it the largest wholesale distributor of these products in North America. In September 1998, Lennox initiated a program to acquire dealers in metropolitan areas in the United States and Canada so that it can provide heating and air conditioning products and services directly to consumers.

     Lennox's furnaces, heat pumps, air conditioners, pre-fabricated fireplaces and related products are available in a variety of designs, efficiency levels and price points that provide an extensive line of comfort systems. A majority of Lennox's sales of residential heating and air conditioning products in the United States and Canada are to the repair and replacement market, which is less cyclical than the new construction market. Lennox also provides a range of air conditioning products for commercial market applications such as mid-size office buildings, restaurants, churches and schools. Lennox's commercial refrigeration products are used primarily in cold storage applications for food preservation in supermarkets, convenience stores, restaurants, warehouses and distribution centers. Lennox's heat transfer products are used by Lennox in its HVACR products and sold to third parties.

     Shown below are Lennox's four business segments, the key products and brand names within each segment and 1998 net sales by segment. The North American residential segment also includes installation, maintenance and repair services performed by Lennox-owned dealers. See Lennox's audited financial statements included elsewhere in this prospectus for more information on its segments.

SEGMENT                           PRODUCTS                      BRAND NAMES            1998 NET SALES
-------                           --------                      -----------            --------------
                                                                                       (IN MILLIONS)
North American         Furnaces, heat pumps, air       Lennox, Armstrong Air,             $1,013.7
residential            conditioners, packaged heating  Air-Ease, Concord, Magic-Pak,
                       and cooling systems and         Advanced Distributor Products,
                       related products;               Superior, Marco, Whitfield and
                       pre-fabricated fireplaces,      Security Chimneys
                       free standing stoves,
                       fireplace inserts and
                       accessories
Commercial air         Unitary air conditioning and    Lennox, Alcair and Janka              392.1
  conditioning         applied systems
Commercial             Chillers, condensing units,     Bohn, Friga-Bohn, Larkin,             237.3
  refrigeration        unit coolers, fluid coolers,    Climate Control and Chandler
                       air cooled condensers and air   Refrigeration
                       handlers
Heat transfer          Evaporator and condenser coils  Heatcraft and Friga-Bohn              178.7
                       and equipment and tooling to
                       manufacture coils
                                                       Total                              $1,821.8
                                                                                          ========

     Lennox markets and distributes its products using multiple brand names through multiple distribution channels to penetrate different segments of the HVACR market. The "Lennox" brand of residential heating and air conditioning products is sold directly through installing dealers--the "one-step" distribution system--which has created strong and long-term relationships with dealers in North America. Lennox's
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

"Armstrong Air," "Air-Ease," "Concord," "Ducane" and "Magic-Pak" residential heating and air conditioning brands are sold to regional distributors that in turn sell the products to installing contractors--the "two-step" distribution system typically utilized in the heating and air conditioning industry. The acquisition of heating and air conditioning dealers in the United States and Canada allows Lennox to participate in the retail sale and service of heating and air conditioning products. Lennox's hearth products, commercial air conditioning products and refrigeration products are also sold under multiple brand names and through a combination of wholesalers, contractors, original equipment manufacturers, manufacturers' representatives and national accounts.

     From its beginning in 1895 until the mid-1980's, Lennox focused primarily on the North American residential heating and air conditioning market. In the 1980's, Lennox expanded its product offerings by acquiring several heat transfer and commercial refrigeration businesses. In the mid-1990's, Lennox increased its international presence, product offerings and brand portfolio through acquisitions in Europe, Latin America and the Asia Pacific region. The most significant international acquisition was the purchase in 1996 of a 50% interest in two operating subsidiaries of Ets. Brancher for approximately $22.0 million, which significantly expanded Lennox's geographic presence and provided it with an entry into the commercial air conditioning and refrigeration markets in Europe. In 1997, Lennox increased its ownership interest in Ets. Brancher to 70% for an additional $18.4 million. In September 1998, Lennox acquired a majority interest in Heatcraft do Brasil S.A., a Brazilian company which participates in the commercial refrigeration and heat transfer markets in Brazil and surrounding countries, for $20.5 million. Lennox recently expanded its product offerings to include hearth products through the acquisitions of Superior Fireplace Company, Marco Mfg., Inc. and Pyro Industries, Inc. in the third quarter of 1998 and Security Chimneys International, Ltd. in the first quarter of 1999 for an aggregate purchase price of approximately $120 million. As a result of these acquisitions, Lennox is one of the largest manufacturers of hearth products in the United States and Canada, offering a broad line of products through a variety of distribution channels. In the fourth quarter of 1998, Lennox acquired the assets of Lovelock Luke Pty. Limited, a distributor of refrigeration and related equipment in Australia and New Zealand, for approximately $7 million. In May 1999, Lennox acquired Livernois Engineering Holding Company and related patents for approximately $19 million. Livernois produces heat transfer manufacturing equipment for the HVACR and automotive industries. Lennox acquired James N. Kirby Pty. Ltd., an Australian company that participates in the commercial refrigeration and heat transfer markets in Australia, in June 1999 for approximately $65 million. In October 1999, Lennox acquired essentially all of the assets of the air conditioning and heating division of The Ducane Company, Inc. based in South Carolina, for approximately $45 million, with a contingent payment based on net assets purchased at closing. This acquisition gives Lennox additional capacity to manufacture heating and air conditioning products.

     Lennox was founded in 1895 in Marshalltown, Iowa when Dave Lennox, who owned a machine repair business for the railroads, successfully developed and patented a riveted steel coal-fired furnace which was substantially more durable than the cast iron furnaces used at the time. By 1904, the manufacture of these furnaces had grown into a significant business and was diverting the Lennox Machine Shop from its core business. As a result, in 1904, a group of investors headed by D.W. Norris bought the furnace business and named it the Lennox Furnace Company. Over the years, D.W. Norris ensured that ownership of Lennox was distributed to all generations of his family, and currently Lennox's ownership is broadly distributed among approximately 110 descendants of or persons otherwise related to D.W. Norris.

INDUSTRY OVERVIEW

  North American Residential

     Residential Heating and Air Conditioning. The residential market in the United States and Canada is divided into two basic categories: furnaces and air conditioning systems. Air conditioning is further divided into two basic categories: residential split systems and heat pumps and window and room air conditioners. Lennox does not participate in the window and room air conditioner category. Split system air conditioners are comprised of a condensing unit, normally located outside of the household, and an evaporator unit, which is typically positioned indoors to use the blower mechanism of a furnace or fan coil unit in the case of a heat pump.

     In recent decades the functions performed by the products of this market have become increasingly important to modern life. The advent of modern, high efficiency air conditioning was one of the significant factors contributing to the growth of large metropolitan areas in parts of the southern United States According to a report published by the United States Department of Housing and Urban Development for 1995, 98% of all new houses constructed in the southern region of the United States and 80% of all new houses in the United States included central air conditioning. According to the United States Census Bureau, manufacturers' sales for all residential air conditioners and warm air furnaces produced in 1997 for the United States market were approximately $5.5 billion, reflecting a compound annual growth rate of approximately 7.2% from 1993 to 1997. Lennox estimates that manufacturers' sales in Canada were approximately $200 million in 1997.

     Services in the residential market in North America consist of the installation, replacement, maintenance and repair of heating and air conditioning systems at existing residences and the installation of heating and air conditioning systems at newly constructed homes. This market is served by small, owner-operated businesses operating in a single geographic area and dealers owned by consolidators, utility companies and others, some of whom may operate under a uniform trade name and in multiple geographic locations. The retail sales and service market in the United States is comprised of over 30,000 dealers.

     The principal factors affecting market growth in the North American residential market are new home construction, the weather and economic conditions, especially consumer confidence. Residential heating and air conditioning products are sold for both the replacement and new construction markets. The residential new construction market has historically been a more price sensitive market because many homebuilders focus on initial price rather than operating efficiency or ongoing service costs.

     Hearth Products. The main components of the hearth products market are pre-fabricated gas fireplaces and inserts, pre-fabricated wood burning fireplaces and inserts, pellet stoves, gas logs, and accessories and miscellaneous items. Lennox participates in all major aspects of the hearth products market. According to the Hearth Products Association, an industry trade group, there were 2.3 million unit sales in 1998, including all gas and wood burning appliances, and this market is expected to grow at 7.5% per year through 2000. The addition of a fireplace is considered one of the best return on investment decisions that a homeowner can make. Hearth products are distributed and sold through many channels, ranging from contractors to specialty retailers.

  Commercial Air Conditioning

     The global commercial air conditioning market is divided into two basic categories: unitary air conditioners and applied systems. Lennox primarily participates in the unitary air conditioning market in North America and in both the unitary and applied systems markets in Europe. Unitary products consist of modular split systems and packaged products with up to 30 tons of cooling capacity. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of space. Packaged units are self-contained heating and cooling or cooling only units that typically fit on top of a low rise commercial building such as a shopping center or a restaurant. Applied systems are typically larger engineered systems, which are designed to operate in multi-story buildings and include air cooled and water cooled chillers, air handling units and equipment to monitor and control the entire system.

     According to the Air-Conditioning & Refrigeration Institute, an industry trade group, global manufacturers' sales for all commercial air conditioning systems produced in 1994 (the latest available data) were approximately $14 billion. The principal factors affecting growth in this market are new construction, economic conditions and environmental regulation of refrigerants. Unlike residential heating and air conditioning systems, some commercial air conditioning systems use refrigerants that have been banned or that are currently being phased out, especially in Europe. Lennox expects that such regulation will lead to increased growth in this market.

  Commercial Refrigeration

     The global refrigeration market is a highly diversified market, including everything from household refrigerators and walk-in coolers to large, ammonia based flash freezing plants and process cooling equipment. Lennox defines its served market as the design and manufacture of equipment used in cold storage, primarily for the preservation of perishable goods. Lennox's served market includes condensing units, unit coolers, air cooled condensers, non-supermarket racks and packaged systems. According to the United States Census Bureau, Lennox's served market in the United States accounted for approximately $510.9 million in revenues in 1997, reflecting a compound annual growth rate of approximately 5.3% from 1993 to 1997.

     The principal factors affecting growth in the commercial refrigeration market are:

     - new commercial construction activity, including construction of supermarkets, restaurants, convenience stores and distribution centers;

     - replacement and retrofit activity in commercial buildings such as efficiency improvements and store design changes; and

     - emergency replacement activity such as replacement of weather related product/component breakdowns and product maintenance.

  Heat Transfer

     The heat transfer surface or coil is a fundamental technology employed in the heating and cooling cycles for HVACR products. The global heat transfer surface market is comprised not only of the traditional HVACR applications such as furnaces, air conditioners and unit coolers, but also numerous other applications such as ice machines, refrigerated trucks, farm equipment and off-road vehicles, recreational vehicles, computer room air conditioners and process cooling equipment used with sophisticated laser cutting machines. Lennox produces heat transfer surfaces not only for traditional HVACR applications, but also for many of these other applications. Many HVACR manufacturers produce standard coils for their own use and generally do not sell coils to third parties. Coils are also designed and produced by independent coil manufacturers and sold to original equipment manufacturers for use in their products. Coils are typically designed, developed and sold by engineers who work with customers to produce a coil that will meet the customer's precise specifications. Factors affecting a coil purchaser's decision are quality, delivery time, engineering and design capability, and price.

     Since heat transfer products are a fundamental part of HVACR products, the heat transfer market is driven by the same economic factors that affect the HVACR markets generally. Because of the fragmented nature of this market and the fact that coils are often produced internally by HVACR manufacturers, it is difficult to gauge the size of the worldwide served heat transfer market. According to the United States Census Bureau, the served market in the United States (i.e., third party sales) accounted for approximately $528.1 million in revenues in 1997, reflecting a compound annual growth rate of approximately 6.2% from 1993 to 1997.

COMPETITIVE STRENGTHS

     Lennox has a combination of strengths that position it to continue to be a leading provider of climate control solutions including:

  Strong Brand Recognition and Reputation

     Lennox believes that its well known brand names and reputation for quality products and services positions it to compete successfully in its existing markets and to continue to expand internationally. Lennox's studies indicate that its "Lennox" brand is the most widely recognized brand name in the North American residential heating and air conditioning markets. Furthermore, in a recent survey of home builders, the "Lennox" brand received the highest overall rating in terms of product quality for furnaces and unitary air conditioners. Lennox markets its other HVACR and hearth products under the well known brand names of "Armstrong Air", "Bohn", "Larkin" and "Superior", among others.

  Breadth of Distribution

     Lennox markets and distributes its products using multiple brand names through multiple distribution channels to penetrate different segments of the HVACR market. Lennox sells its heating and air conditioning products through independent and company-owned installing dealers, as well as through regional distributors. Lennox's hearth products, commercial air conditioning and refrigeration products are also sold under multiple brand names and through a combination of wholesalers, installing contractors, manufacturers' representatives, original equipment manufacturers, national accounts and specialty retailers. Lennox believes that sales growth is driven, in part, by the level of exposure to its customers and its distribution strategy is designed to maximize this exposure.

  Proven Heat Transfer Expertise

     Heat transfer surfaces, which include evaporator and condenser coils, are critical to the operation of most HVACR products. For a given application, a variety of factors must be evaluated, such as the size of the HVACR unit and desired energy efficiency, while considering such additional elements as manufacturing ease. Since its acquisition of the Heatcraft business in 1986, Lennox has devoted significant resources to the development of heat transfer surfaces. Lennox uses computer-aided design and other advanced software to improve the efficiency of designs and simulate and evaluate the movement of refrigerants even before a prototype is built. Since Lennox also produces coils for sale to third parties, it is able to spread its research and development costs over third party purchases of heat transfer products as well as sales of its own HVACR products. Lennox acquired Livernois Engineering Holding Company and related patents in May 1999 which provides it with access to additional heat transfer technology. Livernois produces heat transfer manufacturing equipment for the HVACR and automotive industries.

  Commitment to Product Innovation and Technological Leadership

     Throughout its history, Lennox has dedicated substantial resources to research and development and product innovation. Lennox pioneered the introduction of the forced air furnace in 1935, which resulted in new approaches to home design for more efficient heating. Other examples of Lennox's product innovation include:

     - the multi-zone rooftop air conditioner in 1965;

     - the two-speed condensing unit for more efficient air conditioning in 1973;

     - the high efficiency gas furnace in 1982;

     - the first commercially available high efficiency combination hot water heater and furnace in 1994; and

     - "Floating Tube" and "Thermoflex" technologies, which significantly reduce leaks in air cooled condensers and unit coolers, in 1995.

     Lennox has invested approximately $127 million over the last five years on research and development activities, and it intends to continue to invest in these activities to create innovative and technologically superior products.

  Demonstrated Manufacturing Efficiency

     Over the last several years, Lennox has implemented advanced manufacturing techniques and created programs to incentivize its employees to reduce production cycle lead times to a week in many of its manufacturing facilities, compared to lead times of 90 days or more before the introduction of such concepts. These programs have not only led to improvements in inventory turnover, but also reductions in

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

controllable working capital, which Lennox defines as inventories plus trade accounts receivables less accounts payable. From January 1996 to December 1998, controllable working capital as a percent of sales has declined from 36.1% to 26.7%, a reduction of 9.4%. If controllable working capital management had not improved, Lennox estimates that its investment in working capital would have been approximately $170 million higher at December 31, 1998, which is based on the 9.4% improvement multiplied by 1998 net sales.

GROWTH STRATEGY

     Lennox's growth strategy is designed to capitalize on its competitive strengths in order to expand its market share and profitability in the worldwide HVACR markets. Lennox will continue to pursue internal programs and strategic acquisitions that broaden its product and service offerings, expand its market opportunities and enhance its technological expertise. Lennox continually reviews acquisition candidates but does not have any agreements or commitments with respect to any significant acquisitions except for the merger. The key elements of this strategy include:

  Expand Market in North America

     Lennox's program to acquire heating and air conditioning dealers in the United States and Canada represents a new direction for the heating and air conditioning industry because, to its knowledge, no other major manufacturer has made a significant investment in retail distribution. This strategy will enable Lennox to extend its distribution directly to the consumer, thereby permitting it to participate in the revenues and margins available at the retail level while strengthening and protecting its brand equity. Lennox believes that the retail sales and service market represents a significant growth opportunity because this market is large and highly fragmented. The retail sales and service market in the United States is comprised of over 30,000 dealers. Lennox started this program in September 1998, and as of September 30, 1999, it had acquired 57 dealers in Canada and 19 in the United States for an aggregate purchase price of approximately $164 million and had signed letters of intent to acquire seven additional Canadian and 25 United States dealers for an aggregate purchase price of approximately $82 million. Lennox believes its long history of direct relationships with its dealers through the one-step distribution system and the resulting knowledge of local markets will give it advantages in identifying and acquiring suitable candidates. Lennox has assembled an experienced management team to administer the dealer operations, and Lennox has developed a portfolio of training programs, management procedures and goods and services that it believes will enhance the quality, effectiveness and profitability of dealer operations.

     In addition to its acquisition program, Lennox has initiated a program to strengthen its independent dealer network by providing all dealers with a broad array of services and support. Participants in a newly-created associate dealer program will receive retirement and other benefits in exchange for agreeing that at least 75% of their residential heating and air conditioning purchases will be of Lennox's products and for granting Lennox a right of first refusal to acquire their businesses. As of November 15, 1999, over 1400 dealers in the United States and Canada had joined Lennox's associate dealer program. All independent dealers, including participants in the associate dealer program, will be provided with access to Lennox-sponsored volume purchasing programs with third parties for goods and services used in their businesses.

     Lennox also intends to increase its market share in North America by:

     - selectively expanding its "Lennox" independent dealer network;

     - promoting the cross-selling of its "Armstrong Air" and other residential heating and air conditioning brands to its existing network of "Lennox" dealers as a second line;

     - promoting the cross-selling of its hearth products to its "Lennox" dealer base;

     - expanding the geographic market for the "Armstrong Air" brand of residential heating and air conditioning products from its traditional presence in the Northeast and Central United States to the southern and western portions of the United States;
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

     - exploiting the fragmented third-party evaporator coil market; and

     - pursuing complementary acquisitions that expand its product offerings or geographic presence.

  Exploit International Opportunities

     Worldwide demand for residential and commercial heating, air conditioning, refrigeration and heat transfer products is increasing. Lennox believes that the increasing international demand for these products presents substantial opportunities, especially in emerging markets and particularly for heat transfer and refrigeration products. An example is the increasing use of refrigeration products to preserve perishables including food products in underdeveloped countries. Refrigeration products generally have the same design and applications globally. To take advantage of international opportunities, Lennox has made substantial investments in manufacturing facilities in Europe, Latin America and Asia Pacific through acquisitions, including a 70% interest in Ets. Brancher. Lennox's international sales have grown from $112.0 million in 1996 to $349.5 million in 1998. Lennox will continue to focus on expanding its international operations through acquisitions and internal growth to take advantage of international growth opportunities. Lennox is also investing additional resources in its international operations with the goal of achieving manufacturing and distribution efficiencies comparable to that of its North American operations.

  Increase Presence in Hearth Products Market

     With its acquisitions of hearth products companies, Lennox now manufactures and sells one of the broadest lines of hearth products in North America. Lennox offers multiple brands of hearth products at a range of price points. Lennox believes that this broad product line will allow it to compete successfully in the hearth products market since many distributors prefer to concentrate their product purchases with a limited number of suppliers. Lennox believes that it can increase its penetration of this market by selling in the distribution channels it acquired and through its historical distribution channels. Many of Lennox's heating and air conditioning dealers have begun to expand their product offerings to include hearth products.

  Continue Product Innovation

     An important part of Lennox's growth strategy is to continue to invest in research and new product development. Lennox has designated a number of its facilities as "centers for excellence" that are responsible for the research and development of core competencies vital to its success, such as combustion technology, vapor compression, heat transfer and low temperature refrigeration. Technological advances are disseminated from these "centers for excellence" to all of Lennox's operating divisions. Historically, Lennox's commitment to research and development has resulted in product innovations such as the first high efficiency gas furnace. More recently, Lennox was the first to manufacture and market a complete combination high efficiency water heater and furnace, the CompleteHeat, and also developed an integrated electronic refrigeration control system, the Beacon control system.

PRODUCTS

  North American Residential Products and Services

     Heating and Air Conditioning Products. Lennox manufactures and markets a broad range of furnaces, heat pumps, air conditioners, packaged heating and cooling systems and related products. These products are available in a variety of product designs and efficiency levels at a range of price points intended to provide a complete line of home comfort systems for both the residential replacement and new construction markets. Lennox markets these products through multiple brand names. In addition, Lennox manufactures zoning controls, thermostats and a complete line of replacement parts. Lennox believes that by maintaining a broad product line with multiple brand names, it can address different market segments and penetrate multiple distribution channels.

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

     Lennox's Advanced Distributor Products division builds evaporator coils, unit heaters and air handlers under the "ADP" brand as well as the "Lennox" and "Armstrong Air" brands. This division supplies Lennox with components for its heating and air conditioning products and produces evaporator coils to be used in connection with competitors' heating and air conditioning products and as an alternative to such competitors' brand name components. Lennox started this business in 1993 and has been able to achieve an approximate 20% share of this market for evaporator coils through the application of its technological and manufacturing skills.

     Hearth Products. Lennox believes that it is the only North American HVACR manufacturer that also designs, manufactures and markets residential hearth products. Lennox's hearth products include prefabricated gas and wood burning fireplaces, free standing pellet and gas stoves, fireplace inserts, gas logs and accessories. Many of the fireplaces are built with a blower or fan option and are efficient heat sources as well as attractive amenities to the home. Prior to the hearth products acquisitions, Lennox offered a limited selection of hearth products in Canada and, to a lesser extent, in the United States. Lennox substantially expanded its offering of hearth products and distribution outlets with these acquisitions. Lennox currently markets its hearth products under the "Lennox", "Superior", "Marco", "Whitfield", and "Security Chimneys" brand names. Lennox believes that its strong relationship with its dealers and its brand names will assist in selling into this market.

     Retail Service. With its recently initiated program of acquiring dealers in the United States and Canada, Lennox has begun to provide installation, maintenance, repair and replacement services for heating and air conditioning systems directly to both residential and light commercial customers. Installation services include the installation of heating and air conditioning systems in new construction and the replacement of existing systems. Other services include preventative maintenance, emergency repairs and the replacement of parts associated with heating and air conditioning systems. Lennox also sells a wide range of mechanical and electrical equipment, parts and supplies in connection with these services.

  Commercial Air Conditioning

     Lennox manufactures and sells commercial air conditioning equipment in North America, Europe, Asia Pacific and South America.

     North America. In the North American commercial markets, Lennox's air conditioning equipment is used in applications such as low rise office buildings, restaurants, retail and supermarket centers, churches and schools. Lennox's product offerings for these applications include rooftop units which range from two to 30 tons of cooling capacity and split system/air handler combinations which range from two to 20 tons. In North America, Lennox sells unitary equipment as opposed to larger applied systems. Lennox's newest rooftop unit, the L Series, was introduced in 1995 and has been well received by the national accounts market where it is sold to restaurants, mass merchandisers and other retail outlets. Lennox believes that this product's success is attributable to its efficiency, design flexibility, low life cycle cost, ease of service and advanced control technology.

     International. Lennox competes in the commercial air conditioning market in Europe through its ownership of 70% of Ets. Brancher and Ets. Brancher's operating subsidiaries, HCF S.A. and Friga-Bohn S.A. Lennox has agreed to buy the remaining 30% interest in Ets. Brancher on March 31, 2000 for 102.5 million French francs, or approximately $17 million. HCF manufactures and sells unitary products which range from two to 30 tons and applied systems which range up to 500 tons. HCF's products consist of chillers, air handlers, fan coils and large rooftop units and serve medium high-rise buildings, institutional applications and other field engineered applications. HCF manufactures its air conditioning products in several locations throughout Europe, including sites in the United Kingdom, France, Holland and Spain, and markets such products through various distribution channels in these countries and in Italy, Germany, Belgium and the Czech Republic.

     Lennox has been active in Australia for several years, primarily in the distribution of its residential and light commercial heating and air conditioning products manufactured in North America. In 1997,
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

Lennox acquired the assets of Alcair Industries, an Australian manufacturer of commercial heating and air conditioning products (packaged and split systems) ranging in size from two to 60 tons. This acquisition provided Lennox with a manufacturing presence, doubled its revenues in Australia and added marketing, distribution and management strength to its operations in Australia.

     Through its 50% owned Fairco joint venture in Argentina, Lennox manufactures split system heating and air conditioning products and a limited range of L Series commercial air conditioning products for sale in Argentina, Chile and the surrounding Mercosur trading zone, which includes Brazil, Argentina, Bolivia, Paraguay and Uruguay.

  Commercial Refrigeration

     North America. Lennox is one of the leading manufacturers of commercial refrigeration products in North America. Lennox's refrigeration products include chillers, condensing units, unit coolers, fluid coolers, air cooled condensers and air handlers. Lennox's refrigeration products are sold for cold storage applications to preserve food and other perishables. These products are used by supermarkets, convenience stores, restaurants, warehouses and distribution centers. As part of its sale of commercial refrigeration products, Lennox routinely provides application engineering for consulting engineers, contractors and others. Some of Lennox's larger commercial refrigeration projects have included the sale of custom designed systems for the Georgia Dome, Camden Yards, Ohio University, the Boston Museum of Fine Arts and Ericsson Stadium.

     International. Friga-Bohn manufactures and markets refrigeration products through manufacturing facilities and joint ventures located in France, Italy and Spain. Friga-Bohn's refrigeration products include small chillers, unit coolers, air cooled condensers, fluid coolers and refrigeration racks. These products are sold to distributors, installing contractors and original equipment manufacturers.

     Lennox also owns 50% of a joint venture in Mexico that produces unit coolers and condensing units of the same design and quality as those manufactured by Lennox in the United States. Since this venture produces a smaller range of products, the product line is complemented with imports from the United States which are sold through the joint venture's distribution network. Sales are made in Mexico to wholesalers, installing contractors and original equipment manufacturers. As production volumes increase, there exists the potential to export some of the high labor content products from the joint venture into North America and Latin America.

     In the third quarter of 1998, Lennox acquired an 84% interest in Heatcraft do Brasil S.A., a Brazilian company that manufactures condensing units and unit coolers. Lennox believes this acquisition gives it the leading market share for commercial refrigeration products in Brazil.

     In the fourth quarter of 1998, Lennox acquired the assets of Lovelock Luke Pty. Limited, a distributor of refrigeration and related equipment in Australia and New Zealand. This acquisition gives Lennox an established commercial refrigeration business in Australia and New Zealand.

     In June 1999, Lennox acquired James N. Kirby Pty. Ltd. for approximately $65 million. Kirby is an Australian company that manufactures commercial refrigeration and heat transfer products in Australia and distributes commercial refrigeration equipment through its and Lovelock Luke's distribution network. Kirby also designs and manufactures precision machining stations primarily for the automobile industry. The Kirby acquisition provides a technological and manufacturing base for the growth of Lennox's commercial refrigeration and heat transfer business in the Asia Pacific region.

  Heat Transfer

     Lennox is one of the largest manufacturers of heat transfer coils in the United States, Europe, Mexico and Brazil. These products are used primarily by original equipment manufacturers of residential and commercial air conditioning products, transportation air conditioning and refrigeration systems, and commercial refrigeration products. A portion of Lennox's original equipment manufacturer coils are produced for use in its residential and commercial HVACR products. Lennox also produces private label
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

replacement coils for use in other manufacturers' HVACR equipment. Lennox believes that the engineering expertise of its sales force provides it with an advantage in designing and applying these products for its customers. Advanced computer software enables Lennox to predict with a high degree of accuracy the performance of complete air conditioning and refrigeration systems.

     In addition to supplying the original equipment manufacturer market, Lennox also produces replacement coils for large commercial air conditioning, heating and industrial processing systems. Many of these coils are specially designed for particular systems and in the event of a failure may need to be replaced quickly. Lennox is the industry leader in this market and has designed its manufacturing processes and systems in North America so that it can deliver custom coils within 48 hours of receipt of an order. This premium service enables Lennox to receive superior prices and generate attractive margins.

     Lennox also designs and manufactures the equipment and tooling necessary to produce coils. Lennox uses such equipment and tooling in its manufacturing facilities and sells it to third parties. Typically, there is a long lead time between the initial order and receipt for this type of equipment and tooling from third parties. Since Lennox has the ability to quickly produce the equipment and tooling necessary to manufacture heat transfer products and systems, it can accelerate the international growth of its heat transfer products segment. For example, Lennox was able to design, manufacture and deliver the equipment necessary to produce evaporator and condenser coils for its joint venture in Mexico in what it estimates was half the time than would otherwise have been required to obtain the equipment from third parties. Through its acquisition of Livernois, Lennox also supplies heat transfer manufacturing equipment to the automotive industry.

     In addition to manufacturing heat transfer products in the North American market, Lennox produces coils for the European market through a joint venture in the Czech Republic. Lennox's joint venture in Mexico produces evaporator and condenser coils for use in that country and for export to the Caribbean and the United States. Lennox's Brazilian joint venture manufactures heat transfer coils that are sold to both HVACR manufacturers and automotive original equipment manufacturers in Brazil.

MARKETING AND DISTRIBUTION

     Lennox manages numerous distribution channels for its products in order to better penetrate the HVACR market. Generally, Lennox's products are sold through a combination of distributors, independent and company-owned dealers, wholesalers, manufacturers' representatives, original equipment manufacturers and national accounts. Lennox has also established separate distribution networks in each country in which it conducts operations. Lennox deploys dedicated sales forces across all its business segments and brands in a manner designed to maximize the ability of each sales force to service its particular distribution channel. To maximize enterprise-wide effectiveness, Lennox has active cross-functional and cross-organizational teams working on issues such as pricing and coordinated approaches to product design and national account customers with interests cutting across business segments. Lennox has approximately 1,600 persons employed in sales and marketing positions and spent $50.2 million on advertising, promotions and related marketing activities in 1998.

     One example of the competitive strength of Lennox's marketing and distribution strategy is in the North American residential heating and air conditioning market, in which it uses three distinctly different distribution approaches--the one-step distribution system, the two-step distribution system and sales made directly to consumers through Lennox-owned dealers. Lennox markets and distributes its "Lennox" brand of heating and air conditioning products directly to approximately 6,000 dealers that install these products.

     Lennox distributes its "Armstrong Air", "Air-Ease", "Concord," "Ducane" and "Magic-Pak" brands of residential heating and air conditioning products through the traditional two-step distribution process whereby it sells its products to distributors who, in turn, sell the products to a local installing dealer. Accordingly, by using multiple brands and distribution channels, Lennox is able to better penetrate the North American residential heating and air conditioning market. In addition, Lennox has begun to acquire or establish distributors in key strategic areas when a satisfactory relationship with an independent distributor is not available.
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

     Lennox has initiated a program to acquire high quality dealers in metropolitan areas in the United States and Canada so it can provide heating and air conditioning products and services directly to consumers.

     Through the years, the "Lennox" brand has become synonymous with the "Dave Lennox" image, which is utilized in national television and print advertising as well as in numerous locally produced dealer ads, open houses and trade events, and is easily the best recognized advertising icon in the heating and air conditioning industry. Lennox spent an aggregate of $40.1 million in advertising, promotions and related marketing activities in 1998 on the "Lennox" brand alone.

MANUFACTURING

     Lennox operates 15 manufacturing facilities in the United States and Canada and 23 outside the United States and Canada. These plants range from small manufacturing facilities to large 1,000,000 square foot facilities in Grenada, Mississippi and Marshalltown, Iowa. In its facilities most impacted by seasonal demand, Lennox manufactures both heating and air conditioning products to smooth seasonal production demands and maintain a relatively stable labor force. Lennox is generally able to hire temporary employees to meet changes in demand.

     Some of the recently acquired manufacturing facilities have not yet reached the levels of efficiency that have been achieved at its plants which Lennox has owned for a longer time. However, Lennox intends to bring its manufacturing and operating expertise to these plants.

PURCHASING

     Lennox relies on various suppliers to furnish the raw materials and components used in the manufacture of its products. To maximize its buying power in the marketplace, Lennox utilizes a "purchasing council" that consolidates purchases of its entire domestic requirements of particular items across all business segments. The purchasing council generally concentrates its purchases for a given material or component with one or two suppliers, although Lennox believes that there are alternative suppliers for all of its key raw material and component needs. Compressors, motors and controls constitute Lennox's most significant component purchases, while steel, copper and aluminum account for the bulk of Lennox's raw material purchases. Although most of the compressors used by Lennox are purchased directly from major compressor manufacturers, Lennox owns a 24.5% interest in a joint venture to manufacture compressors in the one and one-half to seven horsepower range. Lennox expects that this joint venture, which began limited production in April 1998, will be capable of providing Lennox with a substantial portion of its compressor requirements in the residential air conditioning market after achieving full production levels, which is expected in 2001.

     Lennox attempts to minimize the risk of price fluctuations in key components by entering into contracts, typically at the beginning of the year, which generally provide for fixed prices for its needs throughout the year. In instances where Lennox is unable to pass on to its customers increases in the costs of copper and aluminum, Lennox enters into forward contracts for the purchase of such materials.

INFORMATION SYSTEMS

     Lennox's North American operations are supported by enterprise business systems which support all core business processes. Enterprise business systems are designed to enhance the continuity of operations, ensure appropriate controls, and support timely and efficient decision making. Lennox's two largest operating divisions, Lennox Industries and Heatcraft, began installing the SAP enterprise business software system in 1996. A version of ROI Manage 2000 was selected from Armstrong. At this time, all implementations of enterprise business systems for Lennox's major North American operations are complete.

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

TECHNOLOGY AND RESEARCH AND DEVELOPMENT

     Lennox supports an extensive research and development program focusing on the development of new products and improvements to its existing product lines. Lennox spent an aggregate of $23.2 million, $25.4 million and $33.3 million on research and development during 1996, 1997 and 1998, respectively. As of December 31, 1998, Lennox employed approximately 480 persons dedicated to research and development activities. Lennox has a number of research and development facilities located around the world, including a limited number of "centers for excellence" that are responsible for the research and development of particular core competencies vital to its business, such as combustion technology, vapor compression, heat transfer and low temperature refrigeration.

     Lennox uses advanced, commercially available computer-aided design, computer-aided manufacturing, computational fluid dynamics and other sophisticated software not only to streamline the design and manufacturing processes, but also to give it the ability to run complex computer simulations on a product design before a working prototype is created. Lennox operates a full line of metalworking equipment and advanced laboratories certified by applicable industry associations.

PATENTS AND PROPRIETARY RIGHTS

     Lennox holds numerous patents that relate to the design and use of its products. Lennox considers these patents important, but no single patent is material to the overall conduct of its business. Lennox's policy is to obtain and protect patents whenever such action would be beneficial to it. No patent which Lennox considers material will expire in the next five years. Lennox owns several trademarks that it considers important in the marketing of its products, including Lennox(R), Heatcraft(R), CompleteHeat(R), Raised Lance(TM), Larkin(TM), Climate Control(TM), Chandler Refrigeration(R), Bohn(R), Advanced Distributor Products(R), Armstrong Air(TM), Air-Ease(R), Concord(R), Magic-Pak(R), Superior(TM), Marco(R), Whitfield(R), Security Chimneys(R), Janka(TM), Alcair(TM), Ducane(TM) and Friga-Bohn(TM). These trademarks have no fixed expiration dates and Lennox believes its rights in these trademarks are adequately protected.

COMPETITION

     Substantially all of the markets in which Lennox participates are highly competitive. The most significant competitive factors facing Lennox are product reliability, product performance, service and price, with the relative importance of these factors varying among its product lines. In addition, as Lennox acquires more heating and air conditioning dealers, Lennox will face increasing competition from independent dealers and dealers owned by consolidators and utility companies. Lennox's competitors may have greater financial and marketing resources than it has. Listed below are some of the companies that Lennox views as its main manufacturing competitors in each segment Lennox serves, with relevant brand names, when different than the company name, shown in parentheses.

     - North American residential--United Technologies Corporation (Carrier); Goodman Manufacturing Company (Janitrol, Amana); American Standard Companies Inc. (Trane); York International Corporation; Hearth Technologies Inc. (Heatilator); and CFM Majestic, Inc. (Majestic).

     - Commercial air conditioning--United Technologies Corporation (Carrier); American Standard Companies Inc. (Trane); York International Corporation; Daikin Industries, Ltd.; and McQuay International.

     - Commercial refrigeration--United Technologies Corporation (Ardco Group); Tecumseh Products Co.; Copeland Corporation; and Hussmann International Inc. (Krack).

     - Heat transfer--Modine Manufacturing Company and Super Radiator Coils.

EMPLOYEES

     As of September 30, 1999, Lennox employed approximately 16,500 employees, approximately 3,750 of which were represented by unions. The number of hourly workers Lennox employs during the course of

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

the year may vary in order to match its labor needs during periods of fluctuating demand. Lennox believes that its relationships with its employees are generally good.

     Within the United States, Lennox has eight manufacturing facilities and five distribution centers, along with its North American Parts Center in Des Moines, Iowa, with collective bargaining agreements ranging from three to eight years in length. The five distribution centers are covered by a single contract that expires in 2001. At Lennox's significant manufacturing facilities, one collective bargaining agreement expires in December 1999--Lynwood, California. Two collective bargaining agreements expire in 2000--Burlington, Washington and Atlanta, Georgia--and three expire in 2002--Bellevue, Ohio, Danville, Illinois and Union City, Tennessee. Following the expiration of the collective bargaining agreement in April 1999, Lennox experienced a work stoppage at its Bellevue, Ohio factory for three weeks in May 1999. This facility has a new collective bargaining agreement that expires April 2002. Outside of the United States, Lennox has 13 significant facilities that are represented by unions. The four agreements for HCF in France have no fixed expiration date. The agreement at Lennox's facility in Laval, Quebec expires in December 1999, the agreement at its facility in Burgos, Spain expires in 2000 and the agreement at Lennox's facility in Toronto, Ontario expires in April 2001. Lennox believes that its relationships with the unions representing its employees are generally good, and do not anticipate any material adverse consequences resulting from negotiations to renew these agreements.

PROPERTIES

     The following chart lists Lennox's major domestic and international manufacturing, distribution and office facilities and whether such facilities are owned or leased:

                              DOMESTIC FACILITIES

LOCATION                      DESCRIPTION AND APPROXIMATE SIZE        PRINCIPAL PRODUCTS        OWNED/LEASED
--------                      --------------------------------        ------------------        ------------
Richardson, TX                World headquarters and offices;    N/A                             Owned and
                              Lennox Industries headquarters;                                    Leased
                              230,000 square feet
Bellevue, OH                  Armstrong headquarters, factory    Residential furnaces,           Owned and
                              and distribution center; 800,000   residential and light           Leased
                              square feet                        commercial air conditioners
                                                                 and heat pumps
Grenada, MS                   Heatcraft Heat Transfer Division   Coils and copper tubing;        Owned and
                              headquarters and factory,          evaporator coils, gas-fired     Leased
                              1,000,000 square feet; Advanced    unit heaters and residential
                              Distributor Products factory,      air handlers; and custom
                              300,000 square feet; commercial    order replacement coils
                              products factory, 217,000 square
                              feet
Stone Mountain, GA            Heatcraft Refrigeration Products   Commercial and industrial       Owned
                              Division headquarters, R&D and     condensing units, packaged
                              factory; 145,000 square feet       chillers and custom
                                                                 refrigeration racks
Marshalltown, IA              Lennox Industries heating and      Residential heating and         Owned and
                              air conditioning products          cooling products, gas           Leased
                              factory, 1,000,000 square feet;    furnaces, split- system
                              distribution center, 300,000       condensing units, split-
                              square feet                        system heat pumps and
                                                                 CompleteHeat
Des Moines, IA                Lennox Industries distribution     Central supplier of Lennox      Leased
                              center and light manufacturing;    repair parts
                              352,000 square feet

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

LOCATION                      DESCRIPTION AND APPROXIMATE SIZE        PRINCIPAL PRODUCTS        OWNED/LEASED
--------                      --------------------------------        ------------------        ------------
Carrollton, TX                Lennox Industries heating and      N/A                             Owned
                              air conditioning products
                              development and research
                              facility; 130,000 square feet
Stuttgart, AR                 Lennox Industries light            Commercial rooftop equipment    Owned and
                              commercial heating and air         and accessories                 Leased
                              conditioning factory; 500,000
                              square feet
Union City, TN                Superior Fireplace Company         Gas and wood burning            Owned
                              factory; 294,690 square feet       fireplaces
Lynwood, CA                   Marco Mfg. Inc. headquarters and   Gas and wood burning            Leased
                              factory; 200,000 square feet       fireplaces
Blackville, SC                Excel Comfort Systems Inc.         Residential heating and         Owned
                              headquarters and factory;          cooling products
                              375,000 square feet

                            INTERNATIONAL FACILITIES

LOCATION                      DESCRIPTION AND APPROXIMATE SIZE        PRINCIPAL PRODUCTS        OWNED/LEASED
--------                      --------------------------------        ------------------        ------------
Genas, France                 Friga-Bohn headquarters and        Heat exchangers for                *
                              factory; 16,000 square meters      refrigeration and air
                                                                 conditioning; refrigeration
                                                                 products, condensers, fluid
                                                                 coolers, pressure vessels,
                                                                 liquid receivers and
                                                                 refrigeration components
Mions, France                 HCF-Lennox headquarters and        Air cooled chillers, water         *
                              factories; 12,000 square meters    cooled chillers, reversible
                                                                 chillers and packaged
                                                                 boilers
Burgos, Spain                 Lennox-Refac factory; 8,000        Comfort air conditioning           *
                              square meters                      equipment, packaged and
                                                                 split units (cooling or heat
                                                                 pump); small and medium
                                                                 capacity water cooled
                                                                 chillers
Krunkel, Germany              European headquarters and          Process cooling systems            *
                              factories for HYFRA GmbH
                              products; 6,000 square meters
Prague, Czech Republic        Janka and Friga-Coil factories;    Air handling equipment; heat       *
                              30,000 square meters               transfer coils
Sydney, Australia             Lennox Australia Pty. Ltd.         Rooftop packaged and split        Leased
                              headquarters and factory; 20,000   commercial air conditioners
                              square feet
Sydney, Australia             James N. Kirby Pty. Ltd.           Refrigeration condensing           Owned
                              headquarters and factory;          units; machine tools
                              412,000 square feet

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

LOCATION                      DESCRIPTION AND APPROXIMATE SIZE        PRINCIPAL PRODUCTS        OWNED/LEASED
--------                      --------------------------------        ------------------        ------------
San Jose dos Campos, Brazil   Heatcraft do Brasil headquarters   Refrigeration condensing           *
                              and factory; 160,000 square feet   units, unit coolers and heat
                                                                 transfer coils
Etobicoke, Canada             Lennox-Canada factory, 212,000     Multi-position gas furnaces,       Owned
                              square feet                        gas fireplaces and
                                                                 commercial unit heaters

---------------

* Facilities owned or leased by a joint venture in which Lennox has an interest.

     In addition to the properties described above and excluding dealer facilities, Lennox leases over 55 facilities in the United States for use as sales offices and district warehouses and a limited number of additional facilities worldwide for use as sales and service offices and regional warehouses. Lennox believes that its properties are in good condition and adequate for its requirements. Lennox also believes that its principal plants are generally adequate to meet its production needs.

REGULATION

     Lennox's operations are subject to evolving and often increasingly stringent federal, state, local and international laws and regulations concerning the environment. Environmental laws that affect or could affect Lennox's domestic operations include, among others, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, any regulations promulgated under these acts and various other Federal, state and local laws and regulations governing environmental matters. Lennox believes it is in substantial compliance with such existing environmental laws and regulations. Lennox's non-United States operations are also subject to various environmental statutes and regulations. Generally, these statutes and regulations impose operational requirements that are similar to those imposed in the United States Lennox believes it is in substantial compliance with applicable non-United States environmental statutes and regulations.

     Refrigerants. In the past decade, there has been increasing regulatory and political pressure to phase out the use of certain ozone depleting substances, including hydrochlorofluorocarbons, which are sometimes referred to as "HCFCs". This development is of particular importance to Lennox and its competitors because of the common usage of HCFCs as refrigerants for air conditioning and refrigeration equipment. As discussed below, Lennox does not believe that implementation of the phase out schedule for HCFCs contained in the current regulations will have a material adverse effect on its financial position or results of operations. Lennox does believe, however, that there will likely be continued pressure by the international environmental community for the United States and other countries to accelerate the phase out schedule. Lennox has been an active participant in the ongoing international dialogue on these issues and believes that it is well positioned to react to any changes in the regulatory landscape.

     In September 1987, the United States became a signatory to an international agreement titled the Montreal Protocol on Substances that Deplete the Ozone Layer. The Montreal Protocol requires its signatories to phase out HCFCs on an orderly basis. All countries in the developed world have become signatories to the Montreal Protocol. The manner in which these countries implement the Montreal Protocol and regulate HCFCs differs widely.

     The 1990 U.S. Clean Air Act amendments implement the Montreal Protocol by establishing a program to limit the production, importation and use of specified ozone depleting substances, including HCFCs currently used as refrigerants by Lennox and its competitors. Under the Clean Air Act and implementing regulations, all HCFCs must be phased out between 2010 and 2030. Lennox believes that these regulations as currently in effect will not have a material adverse effect on its operations. It is not expected that the planned phase out of HCFCs will have a significant impact on the sales of products utilizing these refrigerants prior to the end of the decade. Nonetheless, as the supply of virgin and recycled

HCFCs falls, it will be necessary to address the need to substitute permitted substances for HCFCs. Further, the United States is under pressure from the international environmental community to accelerate the current 2030 deadline for phase out of HCFCs. An accelerated phase out schedule could adversely affect Lennox's future financial results and the industry generally.

     Lennox, together with major chemical manufacturers, are continually in the process of reviewing and addressing the potential impact of refrigerant regulations on its products. Lennox believes that the combination of products that presently utilize HCFCs, and products in the field which can be retrofitted to alternate refrigerants, provide a complete line of commercial and industrial products. Therefore, Lennox does not foresee any material adverse impact on its business or competitive position as a result of the Montreal Protocol, the 1990 Clean Air Act amendments or their implementing regulations. However, Lennox believes that the implementation of severe restrictions on the production, importation or use of refrigerants Lennox employs in larger quantities or acceleration of the current phase out schedule could have such an impact on Lennox and its competitors.

     Lennox is subject to appliance efficiency regulations promulgated under the National Appliance Energy Conservation Act of 1987, as amended, and various state regulations concerning the energy efficiency of its products. Lennox has developed and is developing products which comply with National Appliance Energy Conservation Act regulations, and does not believe that such regulations will have a material adverse effect on its business. The United States Department of Energy began in 1998 its review of national standards for comfort products covered under National Appliance Energy Conservation Act. It is anticipated that the National Appliance Energy Conservation Act regulations requiring manufacturers to phase in new higher efficiency products will not take effect prior to 2006. Lennox believes it is well positioned to comply with any new standards that may be promulgated by the Department of Energy and does not foresee any adverse material impact from a National Appliance Energy Conservation Act standard change.

     Remediation Activity. In addition to affecting Lennox's ongoing operations, applicable environmental laws can impose obligations to remediate hazardous substances at its properties, at properties formerly owned or operated by Lennox and at facilities to which it sent or sends waste for treatment or disposal. Lennox is currently involved in remediation activities at its facility in Grenada, Mississippi and at a formerly owned site in Ft. Worth, Texas. In addition, former hazardous waste management units at two of its facilities, Danville, Illinois and Wilmington, North Carolina, are currently in the process of being closed under the Resource Conservation and Recovery Act.

     The Resource Conservation and Recovery Act closure process can result in the need to conduct soil and/or groundwater remediation to address any on-site releases. The Grenada facility is subject to an administrative order issued by the Mississippi Department of Environmental Quality under which Lennox will conduct groundwater remediation. Lennox has established a $1.718 million reserve to cover costs of remediation at the Grenada facility and possible costs associated with the Resource Conservation and Recovery Act closure at the Danville facility. Lennox also has installed and is operating a groundwater treatment system at its previously owned facility in Ft. Worth, Texas. Lennox has established a reserve having a balance of approximately $180,000 to cover the projected $50,000 annual operating costs for ongoing treatment at the Ft. Worth site. Resource Conservation and Recovery Act closure activities at the Wilmington facility include an ongoing groundwater remediation project. This project is being conducted and funded by a prior owner of the facility, under an indemnification obligation under the contract pursuant to which Lennox acquired the facility. Lennox has no reason to believe that the prior owner will not continue to conduct and pay for the required remediation at the Wilmington facility. However, if the prior owner refused to meet its contractual obligations, Lennox would be required to complete the remediation. Through soil and groundwater sampling, usually obtained during site acquisition due diligence, Lennox is aware of contamination at some of its other facilities. Based on the levels of the contaminants detected, however, Lennox does not believe it is required to remediate the contamination at these facilities under existing environmental laws. Nonetheless, it is possible that Lennox may be required to conduct remediation at these facilities in the future. Also, it is possible that third parties may file property damage

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

or personal injury claims against Lennox related to this contamination, particularly if the contamination on its property has migrated offsite.

     Also, during environmental due diligence for a plant Lennox acquired in 1999 in Blackville, South Carolina, Lennox learned of soil and groundwater contamination at the site which requires further assessment and possible remediation. These projects are being conducted and funded by the prior owners of the facilities, under contractual obligations pursuant to which Lennox acquired the facilities. Lennox has no reason to believe that the prior owners will not continue to conduct and pay for the required assessments and remediation at the Wilmington and Blackville facilities. However, if the prior owners refuse to meet their contractual obligations, Lennox would be required to complete the remediation. The prior owner of the Blackville site has provided a letter of credit in the amount of $700,000 to secure its obligations for assessment and remediation.

     During environmental due diligence for a plant Lennox acquired in 1998 in Czechoslovakia, Lennox learned of soil and groundwater contamination at the site. The source of the contamination is not known and it is not known at this time whether the applicable governmental authority will require Lennox to remediate the contamination. If remediation is required, a preliminary estimate of remediation costs prepared in 1995 is $114,000. Additional evaluation would need to be performed to refine this estimate and it is possible that the actual cost to remediate the plant would significantly exceed this preliminary estimate.

     From time to time Lennox has received notices that it is a potentially responsible party along with other potentially responsible parties in Superfund proceedings for cleanup of hazardous substances at certain sites to which the potentially responsible parties are alleged to have sent waste. At present, Lennox's only active Superfund involvements are at the Granville Solvents Superfund Site located in Ohio, the Envirochem Third Site in Illinois and the Operating Industries site in California. Since 1994, Lennox has spent an average of $49,000 per year for costs related to the Granville Solvents site and expects to incur similar costs at the site over the next few years. Total estimated exposure costs at the Envirochem Third Site are approximately $30,000. Marco Mfg., an indirect subsidiary of Lennox, is one of more than 4,000 companies identified as potentially responsible parties for the Operating Industries site. In June 1998, Marco Mfg. received a settlement offer from the Operating Industries steering committee to settle its liability as a de minimis party for approximately $60,000. Marco rejected the settlement offer and has no reason to believe that its ultimate liability will exceed the proposed settlement amount. In May 1999, Lennox received a settlement offer from the Gurley-Related Sites Group, a group of potentially responsible parties for two related Superfund sites in Arkansas--the South 8th Street Landfill and the Gurley Pit Sites--to settle its potential liability at those sites for $10,500. Although Lennox accepted the settlement offer and paid the settlement amount, under the terms of the settlement agreement, there is the possibility for additional liability in the event the Gurley-Related Sites Group is not successful in its effort to finalize its settlement in principle with the EPA and the Arkansas Department of Pollution Control and Technology. In the event additional liability should arise, however, Lennox does not expect it to be material. Based on the facts presently known, Lennox does not believe that environmental cleanup costs associated with these Superfund sites will have a material adverse effect on its financial position or results of operations.

     Dealer operations. The heating and air conditioning dealers acquired in the United States and Canada will be subject to various federal, state and local laws and regulations, including:

     - permitting and licensing requirements applicable to service technicians in their respective trades;

     - building, heating, ventilation, air conditioning, plumbing and electrical codes and zoning ordinances;

     - laws and regulations relating to consumer protection, including laws and regulations governing service contracts for residential services; and

     - laws and regulations relating to worker safety and protection of the environment.

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

     A large number of state and local regulations governing the residential and commercial maintenance services trades require various permits and licenses to be held by individuals. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all of Lennox's service technicians who work in the geographic area covered by the permit or license.

LEGAL PROCEEDINGS

     Lennox is involved in various claims and lawsuits incidental to its business. In the opinion of Lennox's management, these claims and suits in the aggregate will not have a material adverse effect on its business, financial condition or results of operations.

MANAGEMENT OF LENNOX

     The directors and executive officers of Lennox, their present positions and their ages are as follows:

NAME                                              AGE                      POSITION
----                                              ---                      --------
John W. Norris, Jr. ............................  63    Chairman of the Board and Chief Executive
                                                          Officer
H. E. French....................................  58    President and Chief Operating Officer,
                                                        Heatcraft Inc.
Robert E. Schjerven.............................  56    President and Chief Operating Officer, Lennox
                                                          Industries Inc.
Michael G. Schwartz.............................  41    President and Chief Operating Officer,
                                                        Armstrong Air Conditioning Inc.
Harry J. Ashenhurst.............................  51    Executive Vice President, Human Resources
Scott J. Boxer..................................  48    Executive Vice President, Lennox Global Ltd.
                                                        and President, European Operations
Carl E. Edwards, Jr. ...........................  58    Executive Vice President, General Counsel and
                                                          Secretary
W. Lane Pennington..............................  44    Executive Vice President, Lennox Global Ltd.
                                                        and President, Asia Pacific Operations
Clyde W. Wyant..................................  61    Executive Vice President and Chief Financial
                                                        Officer
John J. Hubbuch.................................  57    Vice President, Controller and Chief Accounting
                                                          Officer
Scott E. Messel.................................  40    Vice President and Corporate Treasurer
Linda G. Alvarado...............................  48    Director
David H. Anderson...............................  58    Director
Richard W. Booth................................  67    Director
Thomas W. Booth.................................  42    Director
David V. Brown..................................  52    Director
James J. Byrne..................................  63    Director
Janet K. Cooper.................................  46    Director
John E. Major...................................  54    Director
Donald E. Miller................................  69    Director
Terry D. Stinson................................  57    Director
Richard L. Thompson.............................  60    Director
William G. Roth.................................  61    Director Nominee

     There are currently two vacancies on Lennox's board of directors. The merger agreement requires Lennox to nominate and recommend one individual proposed by Service Experts and acceptable to Lennox who is currently a member of the board of directors of Service Experts for election to a three-year term on the board of directors of Lennox at Lennox's 2000 annual meeting of stockholders. See "Material Terms of the Merger Agreement--Board of Directors and Officers" on page 104. Lennox's board of directors has nominated William G. Roth, who is currently a member of the board of directors of Service Experts, for election to the board of directors of Lennox at Lennox's year 2000 annual meeting of stockholders, subject to completion of the merger.

     The following biographies describe the business experience of Lennox's executive officers and directors.

     John W. Norris, Jr. was elected Chairman of the board of directors of Lennox in 1991. He has served as a director of Lennox since 1966. After joining Lennox in 1960, Mr. Norris held a variety of key positions including Vice President of Marketing, President of Lennox Industries (Canada) Ltd., a subsidiary of Lennox, and Corporate Senior Vice President. He became President of Lennox in 1977 and was appointed President and Chief Executive Officer of Lennox in 1980. Mr. Norris is on the board of directors of the Air-Conditioning & Refrigeration Institute of which he was chairman in 1986. He is also an active board member of the Gas Appliance Manufacturers Association, where he was Chairman from 1980 to 1981. He also serves as a director of AmerUs Life Holdings, Inc., a life insurance and annuity company, and Metroplex Regional Advisory Board of Chase Bank of Texas, NA.

     H. E. French is the President and Chief Operating Officer of Heatcraft Inc., a subsidiary of Lennox. Mr. French joined Lennox in 1989 as Vice President and General Manager of the Refrigeration Products division for Heatcraft Inc. In 1995 he was named President and Chief Operating Officer of Armstrong Air Conditioning Inc., a subsidiary of Lennox. Mr. French was appointed to his current role in 1997. Prior to joining Lennox, Mr. French spent 11 years in management with Wickes/Larkin, Inc.

     Robert E. Schjerven was named President and Chief Operating Officer of Lennox Industries Inc., a subsidiary of Lennox, in 1995. In 1986, he joined Lennox as Vice President of Marketing and Engineering for Heatcraft Inc. From 1988 to 1991 he held the position of Vice President and General Manager of that subsidiary. From 1991 to 1995 he served as President and Chief Operating Officer of Armstrong Air Conditioning Inc. Mr. Schjerven spent the first 20 years of his career with the Trane Company, a HVACR manufacturer, and McQuay-Perfex Inc.

     Michael G. Schwartz became the President and Chief Operating Officer of Armstrong Air Conditioning Inc. in 1997. He joined Heatcraft in 1990 when Lennox acquired Bohn Heat Transfer Inc. and served as Director of Sales and Marketing, Original Equipment Manufacturer Products. Prior to his current appointment, he served as Vice President of Commercial Products for Heatcraft Inc. where his responsibilities included the development of Heatcraft's position in the A-Coil market. Mr. Schwartz began his career with Bohn Heat Transfer Inc. in 1981.

     Harry J. Ashenhurst was appointed Executive Vice President, Human Resources and Administration in 1994. He joined Lennox in 1989 as Vice President of Human Resources. Dr. Ashenhurst was named Executive Vice President, Human Resources for Lennox in 1990 and in 1994 moved to his current position and assumed responsibility for the Public Relations and Communications and Aviation departments. Prior to joining Lennox, he worked as an independent management consultant with the consulting firm of Roher, Hibler and Replogle. While at Roher, Hibler and Replogle, Dr. Ashenhurst was assigned to work as a corporate psychologist for Lennox.

     Scott J. Boxer joined Lennox in 1998 as Executive Vice President, Lennox Global Ltd., a subsidiary of Lennox, and President, European Operations. Prior to joining Lennox, Mr. Boxer spent 26 years with York International Corporation, a HVACR manufacturer, in various roles, most recently as President, Unitary Products Group Worldwide, where he reported directly to the Chairman of that company and was responsible for directing that company's residential and light commercial heating and air conditioning operations worldwide.

     Carl E. Edwards, Jr. joined Lennox in February 1992 as Vice President and General Counsel. He became the Secretary of Lennox in April 1992 and was also named Executive Vice President and General Counsel in December 1992. Prior to joining Lennox, he was Vice President, General Counsel and Secretary for Elcor Corporation. He also serves as a director of Kentucky Electric Steel Inc.

     W. Lane Pennington was appointed to his current position of Executive Vice President, Lennox Global Ltd. and President, Asia Pacific Operations in 1998. He joined Lennox in 1997 as Vice President, Asia Pacific Operations. From 1988 until 1997, Mr. Pennington was with Hilti International Corp., a worldwide supplier of specialized building products and engineering services for the commercial construction industry, where he most recently served as President, Hilti Asia Limited, based in Hong Kong.

     Clyde W. Wyant joined Lennox in 1990 and was appointed Executive Vice President, Chief Financial Officer and Treasurer, the position he still holds. Prior to joining Lennox, he served as Executive Vice President, Chief Financial Officer and Director of Purolator Products Co. (formerly Facet Enterprises, Inc.), a manufacturer of filtration equipment, from 1985 to 1990. In 1965, Mr. Wyant began his career with Helmerich & Payne Inc., an oil service company, where he last served as Vice President, Finance.

     John J. Hubbuch was named Vice President, Controller and Chief Accounting Officer of Lennox in 1998. Mr. Hubbuch joined Lennox in 1986 as the Division Controller for Heatcraft Inc. In 1989 he became Heatcraft's Group Controller. From 1982 to 1986, Mr. Hubbuch was the Division Controller for McQuay-Perfex Inc./SynderGeneral. In 1992 he became Corporate Controller of Lennox.

     Scott E. Messel joined Lennox as Vice President and Corporate Treasurer in 1999. Prior to joining Lennox, he was the Corporate Treasurer for Flowserve Corporation, a provider of industrial flow management services, from 1998 to 1999. From 1983 to 1998, Mr. Messel held various treasury and finance positions with Ralston Purina Company, a producer of pet foods, including Vice President and Director, International Treasury, from 1991 to 1998.

     Linda G. Alvarado has served as a director of Lennox since 1987. She is President of Alvarado Construction, Inc. a general contracting firm specializing in commercial, government and industrial construction and environmental remediation projects. She currently serves on the Board of Directors of US West, Inc., a telecommunications company, Englehard Corporation, a commercial catalyst and pigments company, and Pitney Bowes Inc., an office equipment and services company, and is part owner of the Colorado Rockies Baseball Club.

     David H. Anderson has served as a director of Lennox since 1973. Mr. Anderson currently serves as the Co-Executive Director of the Santa Barbara Museum of Natural History. He formerly had a private law practice specializing in land use and environmental law. Mr. Anderson also serves as legal counsel for a local land conservation organization in Santa Barbara County. He currently serves on the Boards of the California Nature Conservancy, the Land Trust for Santa Barbara County and the Santa Barbara Foundation.

     Richard W. Booth has served as a director of Lennox since 1966. Mr. Booth retired from Lennox in 1992 as Executive Vice President, Administration and Secretary, a position he had held since 1983. Mr. Booth held a variety of key positions after joining Lennox in 1954. He serves on the board of directors of Employers Mutual Casualty Company, a casualty insurance company, and is a member of the board of trustees of Grinnell College.

     Thomas W. Booth has served as a director of Lennox since April 1999. Since December 1999, Mr. Booth has been the Vice President, Business Development and from 1997 to December 1999 was Director, Business Development of Heatcraft Inc. Mr. Booth joined Lennox in 1984 and has served in various capacities including the District Manager for the Baltimore/Virginia sales branch of Lennox Industries from 1994 to 1997.

     David V. Brown has served as a director of Lennox since 1989. Dr. Brown owns the Plantation Farm Camp, a working 500-acre ranch with livestock that provides learning in a farm setting for children. He is currently serving on the Strategic Planning Board of the Western Association of Independent Camps, an educational organization for training camp advisors.

     James J. Byrne has served as a director of Lennox since 1990. He has been chairman and chief executive officer of OpenConnect Systems Incorporated, a developer of computer software products, since May 1999. In addition, he serves as chairman of Byrne Technology Partners, Ltd., a management services company for technology companies, a position he has held since January 1996. Prior to his current role, he held a number of positions in the technology industry including President of Harris Adacom Corporation, a network products and services company, Senior Vice President of United Technologies Corporation's Semiconductor Operation and President of North American group of Mohawk Data Sciences, a manufacturer of distributed computer products. Mr. Byrne began his career with General Electric Company. Mr. Byrne is a director of STB Systems Inc., a developer of video boards for personal computer manufacturers.

     Janet K. Cooper has served as a director of Lennox since April 1999. Ms. Cooper has been the Vice President--Finance & Controller of US West, Inc., a regional Bell operating company, since February 1999. Previously, she was Vice President and Treasurer of US West. From 1978 to 1998, Ms. Cooper served in various capacities with The Quaker Oats Company, including its Vice President, Treasurer & Tax from 1992 to 1998. Ms. Cooper serves on the board of directors of The TORO Company, a manufacturer of equipment for lawn and turf care maintenance.

     John E. Major has served as a director of Lennox since 1993. Mr. Major is the Chief Executive Officer of the Wireless Internet Solutions Group, a consulting and investment strategy business focused on the convergence of the telecom and internet industries. Previously, he was the Chairman, Chief Executive Officer and President of Wireless Knowledge, a QUALCOMM Incorporated and Microsoft joint venture which operates a network operation center, from November 1998 to November 1999. Prior to that, he was Executive Vice President of QUALCOMM and President of its Wireless Infrastructure Division, and was responsible for managing and guiding the market potential for CDMA infrastructure products. Prior to joining QUALCOMM in 1997, Mr. Major served most recently as Senior Vice President and Staff Chief Technical Officer at Motorola, Inc., a manufacturer of telecommunications equipment, and Senior Vice President and General Manager for Motorola's Worldwide Systems Group of the Land Mobile Products Sector. Mr. Major currently serves on the board of directors of Littlefuse, Inc., a manufacturer of fuses, and Verilink Corporation, a manufacturer of network access devices.

     Donald E. Miller has served as a director of Lennox since 1987. Mr. Miller spent his 35 year career with The Gates Corporation, an industrial and automotive rubber products manufacturer. He retired as Vice Chairman of that company in 1996. From 1987 until 1994 he held the position of President and Chief Operating Officer of The Gates Corporation. Mr. Miller serves on the board of directors of Sentry Insurance Corporation, a mutual insurance company, OEA, Inc., a company engaged in specialized automotive and aerospace technologies, and Chateau Communities Inc., a real estate investment trust, and is the President of the Board of Colorado School of Mines Foundation.

     Terry D. Stinson has served as a director of Lennox since 1998. Mr. Stinson has been the Chairman and Chief Executive Officer of Bell Helicopter Textron Inc., the aircraft segment of Textron Inc., a multi-industry corporation, since 1998 and was its President from 1996 to 1998. From 1991 to 1996, Mr. Stinson served as Group Vice President and Segment President of Textron Aerospace Systems and Components for Textron Inc. Prior to that position, he had been the President of Hamilton Standard Division of United Technologies Corporation, a defense supply company, since 1986.

     Richard L. Thompson has served as a director of Lennox since 1993. In 1995, Mr. Thompson was named to his present position of Group President and member of the Executive Office of Caterpillar Inc., a manufacturer of construction and mining equipment. He joined Caterpillar in 1983 as Vice President, Customer Services. In 1990, he was appointed President of Solar Turbines Inc., a wholly owned subsidiary of Caterpillar and manufacturer of gas turbines. From 1990 to 1995, he held the role of Vice President of Caterpillar, with responsibility for its worldwide engine business. Previously, he had held the positions of Vice President of Marketing and Vice President and General Manager, Components Operations with RTE Corporation, a manufacturer of electrical distribution products. Mr. Thompson is a director of Gardner Denver, Inc., a manufacturer of air compressors, blowers and petroleum pumps.

     William G. Roth has been nominated for election to the board of directors of Lennox at Lennox's year 2000 annual meeting of stockholders, subject to completion of the merger. Mr. Roth served as Chairman of the Board of Directors of Dravo Corporation, a natural resources company that is the largest producer of lime in the United States, from 1989 to 1994. Mr. Roth also served as Chief Executive Officer of Dravo Corporation from 1987 to 1989. From 1985 to 1987, Mr. Roth served as President, Chief
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

Operating Officer and a director of American Standard, Inc., a worldwide manufacturer of air conditioning, plumbing and transportation system products. From 1978 to 1985, Mr. Roth served as Chairman and Chief Executive Officer of The Trane Company, an international manufacturer and marketer of HVAC systems. Mr. Roth currently serves as a director of Service Experts, Amcast Industrial Corporation and Teknowledge Corporation.

     John W. Norris, Jr., Richard W. Booth, David H. Anderson and David V. Brown are all grandchildren of D.W. Norris, and Thomas W. Booth is a great grandchild of D.W. Norris. John W. Norris, Jr., David V. Brown, Richard W. Booth and David
H. Anderson are first cousins. Richard W. Booth is the father of Thomas W.
Booth.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

     Lennox's board of directors is divided into three classes of directors, with each class elected to a three-year term every third year and holding office until their successors are elected and qualified. The class whose term of office will expire at Lennox's 2000 Annual Meeting of Stockholders consists of Linda G. Alvarado, Richard W. Booth, David V. Brown and John E. Major. The class whose term of office will expire at Lennox's 2001 Annual Meeting of Stockholders consists of Janet K. Cooper, Terry D. Stinson and Richard L. Thompson. The class whose term of office will expire at Lennox's 2002 Annual Meeting of Stockholders consists of David H. Anderson, Thomas W. Booth, James J. Byrne, Donald E. Miller and John W. Norris, Jr.

     Lennox's board of directors has established an audit committee, acquisition committee, board operations committee, human resource committee, compensation committee and a pension and risk management committee. The audit committee is responsible for meeting with management and Lennox's independent accountants to determine the adequacy of internal controls and other financial reporting matters. The following directors currently serve on the audit committee: John E. Major (chair), Linda G. Alvarado, Janet K. Cooper, Donald E. Miller and Terry D. Stinson.

     The acquisition committee is responsible for evaluating potential acquisitions and making recommendations on proposed acquisitions. The following directors currently serve on the acquisition committee: Donald E. Miller (chair), David H. Anderson, Janet K. Cooper, Terry D. Stinson and Richard L. Thompson.

     The board operations committee is responsible for making recommendations on the election of directors and officers, the number of directors, and other matters pertaining to the operations of Lennox's board of directors. The following directors currently serve on the board operations committee: Richard
W. Booth (chair), David V. Brown, James J. Byrne, Janet K. Cooper and Terry D. Stinson.

     The human resource committee is responsible for succession planning, management development programs and other human resource matters. The following directors currently serve on the human resource committee: James J. Byrne (chair), Linda G. Alvarado, David V. Brown, John E. Major and Richard L. Thompson.

     The compensation committee is responsible for evaluating the performance of Lennox's chief executive officer, making recommendations with respect to the salary of Lennox's chief executive officer, approving the compensation of executive staff members, approving the compensation for non-employee directors and committee members, approving incentive stock options for senior management, approving all employee benefit plan designs and other matters relating to the compensation of Lennox's directors, officers and employees. The following directors currently serve on the compensation committee: Richard L. Thompson (chair), Linda G. Alvarado, James J. Byrne and John E. Major. During 1988, the following directors served on the compensation committee or its predecessor committee: Linda G. Alvarado, David V. Brown, James J. Byrne, Thomas B. Howard, Jr., a former director, and Richard L. Thompson.

     The pension and risk management committee is responsible for overseeing the administration of Lennox's pension and profit sharing plans, overseeing matters relating to Lennox's insurance coverage, reviewing matters of legal liability and environmental issues, and other matters relating to risk
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

management. The following directors currently serve on the pension and risk management committee: David H. Anderson (chair), Richard W. Booth, Thomas W. Booth and Donald E. Miller.

COMPENSATION OF DIRECTORS

     In 1999, non-employee directors will receive an annual retainer of $21,000 in cash and $5,000 in Lennox common stock for board of directors and committee service, an annual retainer of $4,000 in cash for serving as a committee chair and a fee of $1,000, or $500 in the event of a telephonic meeting, in cash for attending each meeting day of the board of directors or any committee of the board. Board members may elect to receive the cash portion of their annual retainer in cash or shares of Lennox common stock. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors or any committee of the board. In addition, each non-employee director may receive, under Lennox's 1998 incentive plan, options to purchase shares of common stock at an exercise price equal to the fair market value of such shares at the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth information on compensation earned in 1998 by Lennox's Chief Executive Officer and its four other most highly compensated executive officers, such individuals sometimes being referred to as the "named executive officers". In the third quarter of 1998, Lennox terminated the Lennox International Inc. performance share plan in connection with the adoption of the 1998 incentive plan. Lennox terminated the performance share plan to reduce potential earnings volatility associated with the application of variable price accounting rules to the provisions of the plan. The amounts in the LTIP Payouts column in the Summary Compensation Table below consists of the value of Lennox common stock issued to the named executive officers in connection with the termination of the performance share plan and in full settlement of Lennox's obligations under that plan. Performance awards are now granted under Lennox's 1998 incentive plan.

                           SUMMARY COMPENSATION TABLE

                                                       LONG-TERM COMPENSATION
                                               --------------------------------------
                                                        AWARDS              PAYOUTS
                                               -------------------------   ----------
                                                             SECURITIES
                        ANNUAL COMPENSATION    RESTRICTED    UNDERLYING
                       ---------------------     STOCK      OPTIONS/SARS      LTIP         ALL OTHER
NAME                    SALARY     BONUS(1)    AWARDS(2)      GRANTED      PAYOUTS(3)   COMPENSATION(4)
----                   --------   ----------   ----------   ------------   ----------   ---------------
John W. Norris,
Jr. .................  $648,660   $1,130,003   $1,960,304     $148,500     $2,043,909      $146,600
Robert L.
  Jenkins(5).........   361,200      370,158      288,206            0        859,815        91,425
Robert E.
  Schjerven..........   335,400      323,562      739,038       49,500        750,994        86,656
H.E. French..........   309,852      328,902      502,320       36,300        595,940        80,389
Clyde W. Wyant.......   291,300      348,639      516,762       36,300        718,883        67,645

---------------

(1) Includes annual incentive payments for the respective year from two annual variable pay plans.

(2) Represents performance share awards of the following number of shares of restricted Lennox common stock granted pursuant to the 1998 incentive plan in December 1998 multiplied by the stock price on the grant date, $19.03 per share: Mr. Norris--103,026; Mr. Jenkins--15,147; Mr. Schjerven--38,841; Mr. French--26,400; and Mr. Wyant--27,159. Such shares represent all of such individual's holdings of restricted Lennox common stock at December 31, 1998. For the named executive officers, 27,423 shares will vest at December 31, 1999, 75,900 shares will vest at December 31, 2000 and the remainder will vest at December 31, 2001, in each case if performance targets are met. Shares which do not vest in any performance period due to failure to achieve such goals will vest in 2006, 2007 and 2008, respectively. Information about performance share awards made under the 1998 incentive plan in December 1998 which do not vest unless certain performance goals are met is set forth in the table titled "Long-Term Incentive Plans--Awards in Last Fiscal Year" on page 88.

(3) Represents awards of shares of Lennox common stock multiplied by the stock price on the award date, $19.03 per share, in connection with the termination of the performance share plan.

(4) Composed of contributions by Lennox to its profit sharing retirement plan and to profit sharing restoration plan and the dollar value of term life insurance premiums paid by Lennox for the benefit of the named executive officers. Contributions to the plans for the named executive officers were as follows: Mr. Norris--$139,730; Mr. Jenkins--$86,223; Mr. Schjerven--$81,369; Mr. French--$73,833; and Mr. Wyant--$62,619.

(5) On December 31, 1998, Mr. Jenkins retired from his position as the Assistant to the Chairman of the Board--Business Development.

     Lennox maintains pay-for-performance compensation philosophy to pay market-competitive base salaries, while also delivering variable pay which is directly linked to the achievement of performance measurements and to the performance and contribution of the individual.

     Executive compensation is composed of three primary components: base salary, variable pay and benefits and perquisites. In order to evaluate the competitiveness of Lennox's total compensation programs, Lennox has periodically engaged Hewitt Associates LLC, a human resources consulting firm, to conduct market analyses of the compensation programs for executive level jobs within its organization. In doing so, Lennox emphasizes delivering competitive total compensation opportunities, while maintaining the flexibility to design individual compensation components to support critical business objectives.

     The following table provides information concerning stock options granted to the named executive officers in 1998.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS
                       -------------------------------------------------------------------
                        NUMBER OF         PERCENT OF
                        SECURITIES    TOTAL OPTIONS/SARS
                        UNDERLYING        GRANTED TO                                         GRANT DATE
                       OPTIONS/SARS      EMPLOYEES IN      EXERCISE OR                        PRESENT
NAME                     GRANTED         FISCAL YEAR       BASE PRICE     EXPIRATION DATE     VALUE(1)
----                   ------------   ------------------   -----------   -----------------   ----------
John W. Norris,
Jr...................    148,500             16.7%           $19.03      December 11, 2008    $755,325
Robert L. Jenkins....          0               --                --             --                  --
Robert E.
  Schjerven..........     49,500              5.6             19.03      December 11, 2008     251,775
H. E. French.........     36,300              4.1             19.03      December 11, 2008     184,635
Clyde W. Wyant.......     36,300              4.1             19.03      December 11, 2008     184,635

---------------

(1) The grant date present values shown in the table were determined using the Black-Scholes option valuation model using the following assumptions: stock price volatility of 35.4% which represents an average volatility among general industry companies; expected option life of 10.0 years; dividend yield of 1.66%; risk free interest rate of 4.53%; Hewitt Associates Modified Derived Value: $5.09 which includes the following additional assumptions: discounts for the probability of termination for death, disability, retirement and voluntary/involuntary terminations.

     The following table provides for each of the named executive officers the options exercised during 1998 and the number of options and the value of unexercised options held by the named executive officers as of December 31, 1998.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                         OPTIONS/SARS AT               OPTIONS/SARS AT
                          SHARES                        DECEMBER 31, 1998           DECEMBER 31, 1998(1)
                         ACQUIRED       VALUE      ---------------------------   ---------------------------
NAME                    ON EXERCISE    REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    -----------   ----------   -----------   -------------   -----------   -------------
John W. Norris,
Jr. ..................         --             --     249,150        148,500      $1,872,771          0
Robert L. Jenkins.....    160,380     $  812,648          --             --              --         --
Robert E. Schjerven...    166,980      1,042,300          --         49,500              --          0
H. E. French..........    147,906      1,363,807          --         36,300              --          0
Clyde W. Wyant........     33,660        360,121     126,720         36,300       1,106,297          0

---------------

(1) Calculated on the basis of the fair market value of the underlying securities as of December 31, 1998, $19.03 per share, minus the exercise price of "in-the-money" options.

     The following table provides information concerning performance share awards made under the 1998 incentive plan to the named executive officers in 1998. The named executive officers are awarded a number of shares of Lennox common stock subject to achievement of performance targets based on the average return on equity for a three year period. Information about the portion of the award that becomes vested regardless of whether the performance goals are met is presented under the Restricted Stock Awards column in the table titled "Summary Compensation Table" on page 86. Presented below is the maximum number of shares of Lennox common stock that may be payable to each of the named executive officers that is subject to achievement of the performance goals. The actual number of shares awarded depends on the level of achievement of the performance objectives.

             LONG-TERM INCENTIVE PLANS--AWARDS IN LAST FISCAL YEAR

                                                   NUMBER OF SHARES, UNITS   PERFORMANCE OR OTHER PERIOD
NAME                                                   OR OTHER RIGHTS       UNTIL MATURATION OR PAYOUT
----                                               -----------------------   ---------------------------
John W. Norris, Jr...............................          103,026                3 years
Robert L. Jenkins................................           15,147                3 years
Robert E. Schjerven..............................           38,841                3 years
H. E. French.....................................           26,400                3 years
Clyde W. Wyant...................................           27,159                3 years

1998 INCENTIVE PLAN

  General

     Lennox's board of directors has adopted, and Lennox's stockholders have approved, the 1998 incentive plan. The 1998 incentive plan amends and restates the 1994 stock option and restricted stock plan. Any outstanding awards under the 1994 stock option and restricted stock plan will remain outstanding. The objectives of the 1998 incentive plan are to attract and retain employees, to attract and retain qualified directors and to stimulate the active interest of such persons in our development and financial success. Awards provide participants with a proprietary interest in Lennox's growth and performance. The description below represents a summary of the principal terms and conditions of the 1998 incentive plan.

     Awards to Lennox's employees or independent contractors under the 1998 incentive plan may be made in the form of grants of stock options, stock appreciation rights, restricted or non-restricted stock or units denominated in stock, cash awards or performance awards or any combination of these awards.

Awards to non-employee directors under the 1998 incentive plan will be in the form of grants of stock options.

     The 1998 incentive plan provides for awards to be made in respect of a maximum of 4,603,500 shares of Lennox common stock, of which 3,943,500 shares will be available for awards to Lennox's employees and independent contractors and the remainder of which will be available for awards to non-employee directors. No participant under the 1998 incentive plan may be granted in any 12-month period awards consisting of stock options or stock appreciation rights for more than 165,000 shares of Lennox common stock, stock awards for more than 165,000 shares of Lennox common stock or cash awards in excess of $5,000,000. Shares of common stock which are the subject of awards that are forfeited or terminated or expire unexercised will again immediately become available for awards under the 1998 incentive plan.

     Lennox's compensation committee will have the exclusive authority to administer the 1998 incentive plan as it relates to employee awards and to take all actions which are specifically contemplated by the plan or are necessary or appropriate in connection with the administration thereof. The compensation committee may, in its discretion:

     - provide for the extension of the exercisability of an award;

     - accelerate the vesting or exercisability of an award to Lennox's employees;

     - eliminate or make less restrictive any restrictions contained in an award to Lennox's employees;

     - waive any restriction or other provision of the 1998 incentive plan or in any award to Lennox's employees; or

     - otherwise amend or modify an award to Lennox's employees in any manner that is either not adverse to the employee holding the award or consented to by such employee.

  Employee Awards

     The compensation committee will determine the type or types of awards made under the 1998 incentive plan and will designate the employees who are to be recipients of such awards. Each award may be embodied in an agreement, which will contain such terms, conditions and limitations as are determined by the compensation committee. Awards to Lennox's employees may be granted singly, in combination or in tandem. Awards to Lennox's employees may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under the 1998 incentive plan or any other employee plan or program of Lennox, including any acquired entity. All or part of an award to Lennox's employees may be subject to conditions established by the compensation committee, which may include continuous service with Lennox, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance.

     The types of awards to Lennox's employees that may be made under the 1998 incentive plan are as follows:

     Options: Options are rights to purchase a specified number of shares of Lennox common stock at a specified price. An option granted under the 1998 incentive plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Internal Revenue Code of 1986, or a non-qualified stock option that does not comply with such requirements. Incentive stock options must have an exercise price per share that is not less than the fair market value of the Lennox common stock on the date of grant. To the extent that the aggregate fair market value, measured at the time of grant, of Lennox common stock subject to incentive stock options that first become exercisable by an employee in any one calendar year exceeds $100,000, such options shall be treated as non-qualified stock options and not as incentive stock options. Non-qualified stock options must have an exercise price per share that is not less than, but may exceed, the fair market value of the Lennox common stock on the date of grant. In either case, the exercise price must be paid in full at the time an option is exercised in cash or, if the employee so elects, by means of tendering common stock or surrendering another award.

     Stock Appreciation Rights: Stock appreciation rights are rights to receive a payment, in cash or Lennox common stock, equal to the excess of the fair market value or other specified valuation of a specified number of shares of Lennox common stock on the date the rights are exercised over a specified strike price. A stock appreciation right may be granted in tandem under the 1998 incentive plan to the holder of an option with respect to all or a portion of the shares of Lennox common stock subject to such option or may be granted separately. The terms, conditions and limitations applicable to any stock appreciation rights, including the term of any stock appreciation rights and the date or dates upon which they become exercisable, will be determined by Lennox's compensation committee.

     Stock Awards: Stock awards consist of grants of restricted common stock or non-restricted Lennox common stock or units denominated in Lennox common stock. The terms, conditions and limitations applicable to any stock awards will be determined by Lennox's compensation committee. The compensation committee may remove any restrictions on stock awards, at its discretion. Rights to dividends or dividend equivalents may be extended to and made part of any stock award in the discretion of the compensation committee.

     Cash Awards: Cash awards consist of grants denominated in cash. The terms, conditions and limitations applicable to any cash awards will be determined by Lennox's compensation committee.

     Performance Awards: Performance awards consist of grants made to an employee subject to the attainment of one or more performance goals. A performance award will be paid, vested or otherwise deliverable solely upon the attainment of one or more pre-established, objective performance goals established by Lennox's compensation committee prior to the earlier of (a) 90 days after the commencement of the period of service to which the performance goals relate and (b) the elapse of 25% of the period of service, and in any event while the outcome is substantially uncertain. A performance goal may be based upon one or more business criteria that apply to the employee, one or more business units of Lennox or Lennox as a whole. The terms, conditions and limitations applicable to any performance awards will be determined by Lennox's compensation committee.

  Director Awards

     Lennox's board of directors will administer the 1998 incentive plan as it relates to awards to non-employee directors. The board will have the right to determine on an annual basis, or at any other time in its sole discretion, to award options which are non-qualified stock options to non-employee directors. No such options awarded in any year shall provide for the purchase of more than 16,500 shares of Lennox common stock. All options awarded to directors shall have a term of 10 years and shall vest and become exercisable in increments of one-third on each of the three succeeding anniversaries after the date of grant. Unvested options awarded to directors shall be forfeited if a director resigns without the consent of the majority of Lennox's board of directors.

  Other Provisions

     Lennox's board of directors may amend, modify, suspend or terminate the 1998 incentive plan for the purpose of addressing any changes in legal requirements or for any other purpose permitted by law, except that:

     - no amendment that would impair the rights of any employee or non-employee director to any award may be made without the consent of such employee or non-employee director; and

     - no amendment requiring stockholder approval under any applicable legal requirements will be effective until such approval has been obtained.

     In the event of any subdivision or consolidation of outstanding shares of Lennox common stock, declaration of a stock dividend payable in shares of Lennox common stock or other stock split, the 1998 incentive plan provides for Lennox's board of directors to make appropriate adjustments to:

     - the number of shares of Lennox common stock reserved under the 1998 incentive plan;

     - the number of shares of Lennox common stock covered by outstanding awards in the form of Lennox common stock or units denominated in Lennox common stock;

     - the exercise or other price in respect of such awards;

     - the appropriate fair market value and other price determinations for awards in order to reflect such transactions; and

     - the limitations in the 1998 incentive plan regarding the number of awards which may be made to any employee in a given year.

     Furthermore, in the event of any other recapitalization or capital reorganization of Lennox, any consolidation or merger of Lennox with another corporation or entity, or the adoption by Lennox of any plan of exchange affecting the common stock or any distribution to holders of common stock or securities or property, other than normal cash dividends or stock dividends, Lennox's board of directors will make appropriate adjustments to the amounts or other items referred to above to give effect to such transactions, to the extent necessary to maintain the proportionate interest of the holders of the awards and to preserve, without exceeding, the value of the awards.

RETIREMENT PLANS

     The named executive officers participate in four Lennox-sponsored retirement plans. The plans are as follows: the pension plan for salaried employees, the profit sharing retirement plan, the supplemental retirement plan, and the profit sharing restoration plan. The supplemental retirement plan and the profit sharing restoration plan are non-qualified plans. Lennox pays the full cost of all these plans.

     The pension plan for salaried employees is a floor offset plan. A target benefit is calculated using credited service and final average pay during the five highest consecutive years. The benefit is currently based on 1.00% of final average pay, plus .60% of final average pay above Social Security covered compensation, times the number of years of credited service, not to exceed 30 years. Employees vest after five years of service and may commence unreduced benefits at age 65. If specified age and service requirements are met, benefits may commence earlier on an actuarially reduced basis. At time of retirement, a participant may choose one of five optional forms of payment. The supplemental retirement plan permits income above Internal Revenue Service limitations to be considered in determining final average pay, doubles the rate of benefit accrual, limits credited service to 15 years and permits early retirement on somewhat more favorable terms than the pension plan.

     The profit sharing retirement plan is a defined contribution plan. Profit sharing contributions, as determined by Lennox's board of directors, are credited annually to participants' accounts based on pay. Participants are fully vested after 6 years. The assets of the plan are employer directed. Distributions may occur at separation of employment and can be paid directly to the participant. The restoration plan permits accruals that otherwise could not occur because of Internal Revenue Service limitations on compensation.

     The estimates of annual retirement benefits shown in the following table are the targets established by the supplemental retirement plan.

                                                       YEARS OF SERVICE
FINAL AVERAGE                   ---------------------------------------------------------------
EARNINGS(1)                        5          10         15         20         25         30
-------------                   --------   --------   --------   --------   --------   --------
$  250,000....................  $ 35,896   $ 71,792   $107,688   $107,688   $107,688   $107,688
   425,000....................    63,896    127,792    191,688    191,688    191,688    191,688
   600,000....................    91,896    183,792    275,688    275,688    275,688    275,688
   775,000....................   119,896    239,792    359,688    359,688    359,688    359,688
   950,000....................   147,896    295,792    443,688    443,688    443,688    443,688
 1,125,000....................   175,896    351,792    527,688    527,688    527,688    527,688

---------------

(1) Final Average Earnings are the average of the five highest consecutive years of includible earnings. Compensation for these purposes includes salary and bonuses, and excludes extraordinary compensation such as benefits from the 1998 incentive plan or its predecessor plans. Bonus numbers used in these calculations, as per plan requirements, are the bonuses actually paid in those years. In the Summary Compensation Table, the 1998 bonus reported is the bonus earned in 1998, but not paid until 1999.

     As of December 31, 1998, the final average pay and the eligible years of credited service for each of the named executive officers was as follows: Mr. Norris, $855,001--38.25 years; Mr. Jenkins, $483,948--14.00 years; Mr. Wyant,
$402,391--8.30 years; Mr. Schjerven, $411,416--12.80 years; Mr. French,
$340,666--9.80 years.

EMPLOYMENT AGREEMENTS

     Lennox has entered into an employment agreement with each of the named executive officers who are currently employees of Lennox. Each of the employment agreements is identical except for the name of the named executive officer who is a party to the agreement and the date of the agreement. These employment agreements establish the basis of compensation and assignments; and post-employment covenants covering confidential information, the diverting of employees, vendors and contractors and the solicitation of customers. These agreements also establish binding arbitration as the mechanism for resolving disputes and provide benefits and income in the event employment terminates under specified circumstances.

     The agreements commence on the date they are signed by both parties and remain in effect until December 31 of that year and afterwards for a series of one-year terms. On January 1 of each year after the end of the first term and for each year afterwards, the agreements automatically renew for an additional year, unless either party notifies the other, in writing, at least 30 days prior to such date, of a decision not to renew the agreement.

     If Lennox terminates the employee prior to the expiration of the term of the agreement or if Lennox does not renew the agreement for any reason other than for cause, the employee will be entitled to receive monthly payments of the greater of the employee's base salary for the remainder of the agreement's term or three months of the employee's base salary in addition to any other compensation or benefits applicable to an employee at the employee's level.

     If Lennox terminates the employee other than for cause, including Lennox's non-renewal of the agreement, and the employee agrees to execute a written general release of any and all possible claims against Lennox existing at the time of termination, Lennox will provide the employee with an enhanced severance package. That package includes payment of the employee's base monthly salary for a period of twenty-four months following the date of termination, a lump sum payment of $12,000 in lieu of perquisites lost, and forgiveness of COBRA premiums due for group health insurance coverage for up to eighteen months while the employee remains unemployed. If the employee remains unemployed at the end of eighteen months, the equivalent of the COBRA premium will be paid to the employee on a month to month basis for up to six additional months while the employee remains unemployed. Outplacement services are provided or, at the employee's election, a lump-sum payment of 10% of the employee's annual base salary will be made to the employee in lieu of those services. Additionally, the employee's beneficiary will receive a lump-sum death benefit equivalent to six months of the employee's base salary should the employee die while entitled to enhanced severance payments.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

     Lennox has entered into a change of control employment agreement with each of the named executive officers who are currently employees of Lennox. Each of the change of control agreements is identical except for the name of the named executive officer who is a party to the agreement and the date of the agreement. The change of control agreements provide for certain benefits under specified circumstances if the officer's employment is terminated following a change of control transaction involving Lennox. The change of control agreements are intended to provide protections to the officers that are not afforded by their existing employment agreements, but not to duplicate benefits provided by the existing employment agreements. The term of the change of control agreements is generally two years from the date of a potential change of control, as discussed below, or a change of control. If the officer remains employed at the conclusion of such term, the officer's existing employment agreement will continue to apply. The employment rights of the named executive officers under the change of control agreements would be triggered by either a change of control or a potential change of control. Following a potential change of control, the term of the change of control agreement may terminate but the change of control agreement will remain in force and a new term of the agreement will apply to any future change of control or potential change of control, if either (a) Lennox's board of directors determines that a change of control is not likely or (b) the named executive officer, upon proper notice to Lennox, elects to terminate his term of the change of control agreement as of any anniversary of the potential change of control.

     A "change of control" generally includes the occurrence on or after the date of the offering of any of the following:

          (a) any person, other than specified exempt persons, including Lennox and its subsidiaries and employee benefit plans, becoming a beneficial owner of 35% or more of the shares of Lennox common stock or voting stock of Lennox then outstanding;

          (b) a change in the identity of a majority of the persons serving as members of Lennox's board of directors, unless such change was approved by a majority of the incumbent members of Lennox's board of directors;

          (c) the approval by the stockholders of a reorganization, merger or consolidation in which:

             (1) existing stockholders would not own more than 65% of the common stock and voting stock of the resulting company;

             (2) a person, other than specified exempt persons, would own 35% or more of the common stock or voting stock of the resulting company; or

             (3) less than a majority of the board of the resulting company would consist of the then incumbent members of Lennox's board of directors; or

          (d) the approval by the stockholders of a liquidation or dissolution of Lennox, unless such liquidation or dissolution is part of a plan of liquidation or dissolution involving a sale to a company of which following such transaction:

             (1) more than 65% of the common stock and voting stock would be owned by existing stockholders;

             (2) no person, other than specified exempt persons, would own 35% or more of the common stock or voting stock of such company; and

             (3) at least a majority of the board of directors of such company would consist of the then incumbent members of Lennox's board of directors.

     A "potential change in control" generally includes any of the following:

     - the commencement of a tender or exchange offer for voting stock that, if consummated, would result in a change of control;

     - Lennox entering into an agreement which, if consummated, would constitute a change of control;

     - the commencement of a contested election contest subject to proxy rules;
       or

     - the occurrence of any other event that Lennox's board of directors determines could result in a change of control.

     During the term of the change of control agreement, an officer's position, authority, duties and responsibilities may not be diminished, and all forms of compensation, including salary, bonus, regular salaried employee plan benefits, stock options, restricted stock and other awards, must continue on a basis no less favorable than at the beginning of the term of the change of control agreement and, in the case of specified benefits, must continue on a basis no less favorable in the aggregate than the most favorable application of such benefits to any of Lennox's employees.

     If an officer terminates employment during the term of the change of control agreement for good reason and Lennox fails to honor the terms of the change of control agreement, Lennox will pay the officer:

     - his then unpaid current salary and a pro rata portion of the highest bonus earned during the three preceding years, as well as previously deferred compensation and accrued vacation time;

     - a lump-sum benefit equal to the sum of three times the officer's annual base salary and three times the annual bonus he would have earned in the year of termination;

     - for purposes of Lennox's supplemental retirement plan and Lennox's profit sharing restoration plan, three additional years added to both his service and age criteria; and

     - continued coverage under Lennox's employee welfare benefits plans for up to four and one-half years.

In addition, all options, restricted stock and other compensatory awards held by the officer will immediately vest and become exercisable, and the term of these awards will be extended for up to one year following termination of employment. The officer may also elect to cash out equity-based compensatory awards at the highest price per share paid by specified persons during the term of the change of control agreement or the six-month period prior to the beginning of the term of the change of control agreement.

     In the event of any contest concerning a change of control agreement in which the officer is successful, in whole or in part, on the merits:

     - Lennox has no right of offset;

     - the officer is not required to mitigate damages; and

     - Lennox agrees to pay any legal fees incurred by the officer in connection with such contest.

     Lennox also agrees to pay all amounts owing to the officer during any period of dispute, subject only to the officer's agreement to repay any amounts to which he is determined not to be entitled. The change of control agreements provide for a tax gross-up in the event that specified excise taxes are applicable to payments made by us under a change of control agreement or otherwise. The change of control agreements require the officer to maintain the confidentiality of Lennox's information, and, for a period of

24 months following his termination of employment, to avoid any attempts to induce Lennox's employees to terminate their employment with Lennox.

INDEMNIFICATION AGREEMENTS

     Lennox has entered into indemnification agreements with its directors and a number of its executive officers. Each of the indemnification agreements is identical except for the name of the director or executive officer who is a party to the agreement and the date of the agreement. Under the terms of the indemnification agreements, Lennox has generally agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law on the date of the agreements and to such greater extent as applicable law may at a future time permit. In addition, the indemnification agreements contain specific provisions pursuant to which Lennox has agreed to indemnify each indemnitee:

     - if such person is, by reason of his or her status as a director, nominee for director, officer, agent or fiduciary of Lennox or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which such person was serving at Lennox's request, any such status being referred to as a "corporate status," made or threatened to be made a party to any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation or other proceeding, other than a proceeding by or in the right of Lennox;

     - if such person is, by reason of his or her corporate status, made or threatened to be made a party to any proceeding brought by or in the right of Lennox to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter in such proceeding as to which such indemnitee shall have been adjudged to be liable to Lennox if applicable law prohibits such indemnification, unless and only to the extent that a court shall otherwise determine;

     - against expenses actually and reasonably incurred by such person or on his or her behalf in connection with any proceeding to which such indemnitee was or is a party by reason of his or her corporate status and in which such indemnitee is successful, on the merits or otherwise;

     - against expenses actually and reasonably incurred by such person or on his or her behalf in connection with a proceeding to the extent that such indemnitee is, by reason of his or her corporate status, a witness or otherwise participates in any proceeding at a time when such person is not a party in the proceeding; and

     - against expenses actually and reasonably incurred by such person in certain judicial adjudications of or awards in arbitration to enforce his or her rights under the indemnification agreements.

     In addition, under the terms of the indemnification agreements, Lennox has agreed to pay all reasonable expenses incurred by or on behalf of an indemnitee in connection with any proceeding, whether brought by or in the right of Lennox or otherwise, in advance of any determination with respect to entitlement to indemnification and within 15 days after the receipt by Lennox of a written request from such indemnitee for such payment. In the indemnification agreements, each indemnitee has agreed that he or she will reimburse and repay Lennox for any expenses so advanced to the extent that it shall ultimately be determined that he or she is not entitled to be indemnified by Lennox against such expenses.

     The indemnification agreements also include provisions that specify the procedures and presumptions which are to be employed to determine whether an indemnitee is entitled to indemnification. In some cases, the nature of the procedures specified in the indemnification agreements varies depending on whether Lennox has undergone a change in control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     John W. Norris, Jr., Lennox's Chairman and Chief Executive Officer, and David H. Anderson, Richard W. Booth and David V. Brown, each one of Lennox's directors, as well as some of Lennox's stockholders, are members of AOC Land Investment, LLC. AOC Land Investment, LLC owns 70% of AOC Development II, LLC. AOC Development II, LLC is building a new office building and Lennox has agreed to lease part of it for use as its corporate headquarters. The lease will have a term of 25 years and the annual lease payments are expected to be approximately $2.1 million per year for the first five years. Lennox believes that the terms of its lease with AOC Development II, LLC are at least as favorable as could be obtained from unaffiliated third parties.

     From time to time Lennox has entered into stock disposition agreements which allowed its executives, directors and stockholders to borrow money and use its capital stock held by them as collateral. The stock disposition agreements provide that in the event of a default on the underlying loan, Lennox will do one of several things, including registering the capital stock under the Securities Act of 1933, finding a buyer to purchase the stock or purchasing the stock itself. There were never any defaults under these agreements. Currently, there are stock disposition agreements in existence covering 1,632,646 shares of Lennox common stock. Lennox will not enter into these type of agreements in the future.

     These transactions were not the result of arms-length negotiations. Accordingly, certain of the terms of these transactions may be more or less favorable to Lennox than might have been obtained from unaffiliated third parties. Lennox does not intend to enter into any future transactions in which its directors, executive officers or principal stockholders and their affiliates have a material interest unless such transactions are approved by a majority of the disinterested members of its board of directors and are on terms that are no less favorable to it than those that it could obtain from unaffiliated third parties.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following statements set forth unaudited pro forma consolidated financial data which give effect to the merger between Lennox and Service Experts. In the merger, Lennox will issue approximately 12.2 million shares of its common stock to the stockholders of Service Experts in order to acquire all of the outstanding common stock of Service Experts.

     The merger will be accounted for in accordance with the purchase method of accounting. Accordingly, the assets and liabilities of Service Experts, Inc. will be recorded at fair market value and the excess of the purchase price over the fair market value of the assets and liabilities acquired will be recorded as goodwill. The following statements have been prepared on the basis of the assumptions described in the accompanying notes, which include assumptions relating to the allocation of the consideration paid. The actual allocation of such consideration may differ from those assumptions reflected in the unaudited pro forma consolidated financial statements after the valuations and other procedures to be performed after the merger are completed.

     The balance sheet data as of September 30, 1999 assume that the merger was completed on September 30, 1999. The income statement data for the nine months ended September 30, 1999, and the year ended December 31, 1998, assume that the merger and the initial public offering of Lennox were both completed on January 1, 1998. Lennox completed an initial public offering of its common stock on August 3, 1999, in which 8,088,490 shares of common stock were issued at an offering price of $18.75 per share. The proceeds from the initial public offering of approximately $140 million were used to retire outstanding loans under revolving credit and short-term credit facilities.

     The unaudited pro forma consolidated financial data are not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been consummated on the dates, or at the beginning of the periods, for which the merger is being given effect, nor are they necessarily indicative of future results of operations or financial position. The financial data does not reflect synergies that might be achieved from combining the operations of Lennox and Service Experts. The unaudited pro forma consolidated financial data should be read in conjunction with the historical financial statements of Lennox and Service Experts, including the notes thereto, included or incorporated by reference in this joint proxy statement/prospectus. You should read "Where You Can Find More Information" on page 131 and "Information About Lennox--Selected Historical Financial and Other Data of Lennox" on page 49.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999
                           (UNAUDITED, IN THOUSANDS)

                                     ASSETS

                                                                         ADJUSTMENT
                                                           SERVICE         TO GIVE
                                             LENNOX        EXPERTS        EFFECT TO        PRO FORMA
                                           HISTORICAL     HISTORICAL     ACQUISITION     BALANCE SHEET
                                           ----------     ----------     -----------     -------------
CURRENT ASSETS:
  Cash and cash equivalents..............  $   41,122      $ 16,402       $     --        $   57,524
  Accounts and notes receivable, net.....     484,420        72,075         (6,043)(a)       550,452
  Inventories............................     327,067        31,864             --           358,931
  Deferred income taxes..................      38,406         3,970          8,600(b)         50,976
  Other assets...........................      40,081        16,346             --            56,427
                                           ----------      --------       --------        ----------
          Total current assets...........     931,096       140,657          2,557         1,074,310
INVESTMENTS IN JOINT VENTURES............      12,479            --             --            12,479
PROPERTY, PLANT AND EQUIPMENT, net.......     302,285        46,372             --           348,657
GOODWILL, net............................     323,103       255,306        (73,947)(c)       504,462
OTHER ASSETS.............................      40,471         2,077             --            42,548
                                           ----------      --------       --------        ----------
          TOTAL ASSETS...................  $1,609,434      $444,412       $(71,390)       $1,982,456
                                           ==========      ========       ========        ==========

                                 LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term debt........................  $  157,270      $     --       $     --        $  157,270
  Current maturities of long-term debt...      25,424         3,761             --            29,185
  Accounts payable and accrued
     expenses............................     416,241        38,088         (6,043)(a)       469,786
                                                                            21,500(b)
                                           ----------      --------       --------        ----------
          Total current liabilities......     598,935        41,849         15,457           656,241
LONG-TERM DEBT...........................     309,467       157,066             --           466,533
DEFERRED INCOME TAXES....................      12,726         3,939             --            16,665
POSTRETIREMENT BENEFITS, OTHER THAN
  PENSIONS...............................      15,735            --             --            15,735
OTHER LIABILITIES........................      70,336        14,411             --            84,747
                                           ----------      --------       --------        ----------
          Total liabilities..............   1,007,199       217,265         15,457         1,239,921
MINORITY INTEREST........................      15,213            --             --            15,213
STOCKHOLDERS' EQUITY:
  Common stock...........................         450           182            (60)(c)           572
  Additional paid-in capital.............     199,302       173,821        (33,643)(c)       339,480
  Retained earnings......................     398,412        53,362        (53,362)(c)       398,412
  Deferred compensation..................          --          (218)           218(c)             --
  Currency translation adjustment........     (11,142)           --             --           (11,142)
                                           ----------      --------       --------        ----------
          Total stockholders' equity.....     587,022       227,147        (86,847)          727,322
                                           ----------      --------       --------        ----------
          TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY.........  $1,609,434      $444,412       $(71,390)       $1,982,456
                                           ==========      ========       ========        ==========

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                ADJUSTMENTS                     SERVICE      ADJUSTMENTS       PRO FORMA
                                    LENNOX     TO GIVE EFFECT      LENNOX       EXPERTS     TO GIVE EFFECT    STATEMENT OF
                                  HISTORICAL       TO IPO        AS ADJUSTED   HISTORICAL   TO ACQUISITION       INCOME
                                  ----------   --------------    -----------   ----------   --------------    ------------
NET SALES.......................  $1,821,836       $   --        $1,821,836     $407,835       $(35,910)(a)    $2,193,761
COST OF GOODS SOLD..............   1,245,623           --         1,245,623      261,670        (35,910)(a)     1,471,383
                                  ----------       ------        ----------     --------       --------        ----------
         Gross Profit...........     576,213           --           576,213      146,165             --           722,378
OPERATING EXPENSES:
  Selling, general and
    administrative..............     461,143           --           461,143      104,627         (1,849)(d)       563,921
  Other operating expenses,
    net.........................       8,467           --             8,467           --             --             8,467
                                  ----------       ------        ----------     --------       --------        ----------
         Income from
           operations...........     106,603           --           106,603       41,538          1,849           149,990
OTHER EXPENSE...................      16,917       (8,770)(e)         8,147        2,853             --            11,000
                                  ----------       ------        ----------     --------       --------        ----------
         Income before income
           taxes................      89,686        8,770            98,456       38,685          1,849           138,990
PROVISION FOR INCOME TAXES......      37,161        3,508(f)         40,669       15,260             --            55,929
                                  ----------       ------        ----------     --------       --------        ----------
         Net Income.............  $   52,525       $5,262        $   57,787     $ 23,425       $  1,849        $   83,061
                                  ==========       ======        ==========     ========       ========        ==========
EARNINGS PER SHARE:
  Basic.........................  $     1.50           --        $     1.34           --             --        $     1.50
  Diluted.......................  $     1.47           --        $     1.32           --             --        $     1.48
WEIGHTED AVERAGE SHARES
  OUTSTANDING:
  Basic.........................      34,914        8,088(g)         43,002           --         12,200(g)         55,202
  Diluted.......................      35,739        8,088(g)         43,827           --         12,200(g)         56,027

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   ADJUSTMENTS                    SERVICE      ADJUSTMENTS      PRO FORMA
                                       LENNOX     TO GIVE EFFECT     LENNOX       EXPERTS     TO GIVE EFFECT   STATEMENT OF
                                     HISTORICAL       TO IPO       AS ADJUSTED   HISTORICAL   TO ACQUISITION      INCOME
                                     ----------   --------------   -----------   ----------   --------------   ------------
NET SALES..........................  $1,749,953      $    --       $1,749,953     $429,876       $(25,319)(a)   $2,154,510
COST OF GOODS SOLD.................   1,199,611           --        1,199,611      291,852        (25,319)(a)    1,466,144
                                     ----------      -------       ----------     --------       --------       ----------
        Gross Profit...............     550,342           --          550,342      138,024             --          688,366
OPERATING EXPENSES:
  Selling, general and
    administrative.................     422,529           --          422,529      114,359         (1,378)(d)      535,510
  Other operating expenses, net....       6,486           --            6,486           --             --            6,486
                                     ----------      -------       ----------     --------       --------       ----------
        Income from operations.....     121,327           --          121,327       23,665          1,378          146,370
OTHER EXPENSE......................      24,002       (5,142)(e)       18,860        5,678             --           24,538
                                     ----------      -------       ----------     --------       --------       ----------
        Income before income
          taxes....................      97,325        5,142          102,467       17,987          1,378          121,832
PROVISION FOR INCOME TAXES.........      39,840        2,057(f)        41,897        8,492             --           50,389
                                     ----------      -------       ----------     --------       --------       ----------
        Net Income.................  $   57,485      $ 3,085       $   60,570     $  9,495       $  1,378       $   71,443
                                     ==========      =======       ==========     ========       ========       ==========
EARNINGS PER SHARE
  Basic............................  $     1.52           --       $     1.37           --             --       $     1.27
  Diluted..........................  $     1.48           --       $     1.34           --             --       $     1.25
WEIGHTED AVERAGE SHARES
  OUTSTANDING:
  Basic............................      37,910        6,363(g)        44,273           --         12,200(g)        56,473
  Diluted..........................      38,788        6,363(g)        45,151           --         12,200(g)        57,351

                           LENNOX INTERNATIONAL INC.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

(a)  To eliminate intercompany transactions between Lennox and Service Experts.

(b) To record liabilities incurred in conjunction with the merger and the related deferred income taxes, using an effective rate of approximately 40%:

Increase in accrued liabilities (including transaction
costs)......................................................  $  21,500
Increase in deferred income tax assets......................     (8,600)
                                                              ---------
          Net adjustment....................................  $  12,900
                                                              =========

(c)  To record the fair value of shares issued and goodwill:

Fair value of shares issued ($11.50 per share)..............  $ 140,300
Transaction costs...........................................      8,000
                                                              ---------
          Total consideration...............................    148,300
Add: Net book value of liabilities assumed..................    217,265
Less: Net book value of identifiable assets acquired........   (189,106)
Adjustment to record liabilities incurred net of deferred
  taxes.....................................................      4,900
                                                              ---------
          Goodwill recorded.................................    181,359
                                                              ---------
          Historical goodwill of Service Experts............   (255,306)
                                                              ---------
            Pro forma adjustment to goodwill................  $ (73,947)
                                                              =========

     The fair value per share of the shares issued in the merger ($11.50 per share) was calculated based on the average of Lennox's closing stock price on October 25, 26, 27 and 28, 1999.

(d)  To recognize a reduction in goodwill amortization.

(e) To recognize the reduction in interest expense as a result of repaying, from the proceeds of the initial public offering, approximately $140 million of borrowings under Lennox's revolving credit facility and term credit agreements with a weighted average interest rate of 6.25%.

(f) To recognize the increase in federal and state income taxes resulting from the reduction in interest expense, using an effective rate of approximately 40%.

(g) To recognize the additional shares outstanding assuming that the merger and the initial public offering of Lennox were both completed on January 1, 1998.

                     MATERIAL TERMS OF THE MERGER AGREEMENT

     THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX A TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF LENNOX AND SERVICE EXPERTS ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MERGER. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE TERMS OF THE MERGER AGREEMENT AND THE FOLLOWING SUMMARY, THE MERGER AGREEMENT WILL CONTROL.

STRUCTURE OF THE MERGER

     Following the approval of the stockholders of Lennox and Service Experts and the satisfaction or waiver of the other conditions to the merger, LII Acquisition Corporation, a wholly-owned subsidiary of Lennox, will merge with and into Service Experts. As a consequence of the merger, Service Experts will become a wholly-owned subsidiary of Lennox.

TIMING OF CLOSING AND EFFECTIVE TIME

     The closing of the merger will occur within two business days after the conditions to closing provided in the merger agreement are satisfied or waived, unless Lennox and Service Experts agree to another time or date. See "--Conditions to the Completion of the Merger" on page 111.

     On the date of the closing of the merger, we will file a certificate of merger with the Secretary of State of the State of Delaware, at which time the merger will become effective.

MERGER CONSIDERATION

     At the effective time of the merger, each share of Service Experts common stock that is outstanding immediately prior to the effective time of the merger will be converted automatically into the right to receive 0.67 of a validly issued, fully paid and non-assessable share of Lennox common stock.

CANCELLATION OF SHARES

     Any shares of Service Experts common stock and any other shares of capital stock of Service Experts that are held by Service Experts as treasury stock will be canceled automatically, and we will not exchange those shares for any securities of Lennox or other consideration.

PROCEDURES FOR SURRENDER OF CERTIFICATES; FRACTIONAL SHARES

     ChaseMellon Shareholder Services, L.L.C. will serve as the exchange agent to handle the exchange of Service Experts stock certificates for stock certificates of Lennox and the payment of cash for fractional shares unless Lennox, with Service Experts' approval, designates another exchange agent. At the closing of the merger, Lennox will deposit with the exchange agent certificates representing the shares of Lennox common stock into which the shares of Service Experts common stock will be converted. After the closing of the merger, the exchange agent will send a letter of transmittal, which is to be used to exchange Service Experts stock certificates for stock certificates of Lennox, to each former Service Experts stockholder. The letter of transmittal will contain instructions explaining the procedure for surrendering Service Experts stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     Service Experts stockholders who surrender their stock certificates, together with a properly completed letter of transmittal, will receive stock certificates representing the shares of Lennox common stock into which the shares of Service Experts common stock, which were represented by the Service Experts stock certificates, have been converted in the merger.

     After the merger, each certificate that previously represented shares of Service Experts common stock will represent only the right to receive the shares of Lennox common stock into which those shares of Service Experts common stock have been converted.

     Lennox will not pay dividends to holders of Service Experts stock certificates in respect of the shares of Lennox common stock into which the Service Experts shares represented by those certificates have been converted until the Service Experts stock certificates are surrendered to the exchange agent.

     After the merger becomes effective, Service Experts will not register any further transfers of Service Experts shares. Any certificates for Service Experts shares that you present for registration after the effective time will be exchanged for shares of Lennox.

     Lennox will not issue fractional shares in the merger. Instead, the exchange agent will pay to each of those stockholders otherwise entitled to a fractional share of Lennox common stock an amount in cash determined by multiplying the fractional share interest to which the stockholder would otherwise be entitled by the sum of the gross proceeds received by the exchange agent from the sale of all shares of Lennox common stock not exchanged for Service Experts common stock on account of Lennox not issuing fractional shares in the merger.

TREATMENT OF SERVICE EXPERTS STOCK OPTIONS, WARRANTS, RESTRICTED STOCK AND CONVERTIBLE NOTES

     At the effective time of the merger, each outstanding employee option to purchase shares of Service Experts common stock granted under any Service Experts option plan will be assumed by Lennox regardless of whether or not they are exercisable. Each Service Experts stock option that is assumed by Lennox will continue to have the same terms and be subject to the same conditions as were applicable to the stock option before the effective time, except that:

     - each Service Experts stock option will be exercisable for shares of Lennox common stock, and the number of shares of Lennox common stock issuable upon exercise of any given option will be determined by multiplying 0.67 by the number of shares of Service Experts common stock underlying such option;

     - the per share exercise price of any given option will be determined by dividing the exercise price of the option by 0.67;

     - a cash payment based on the value of Lennox common stock on the date of exercise will be made instead of the issuance of fractional shares unless otherwise provided in the company plan under which the option was granted; and

     - the option price, number of shares purchasable and terms of exercise may be adjusted, in some cases, to the extent necessary to comply with applicable provisions of the Internal Revenue Code providing favorable tax treatment to options issued under an "incentive stock option plan".

     At the effective time of the merger, each warrant to purchase shares of Service Experts common stock will be assumed by Lennox. Each Service Experts warrant that is assumed by Lennox will continue to have the same terms and be subject to the same conditions as were applicable to the Service Experts warrants before the effective time, except that:

     - each Service Experts warrant will be exercisable for shares of Lennox common stock, and the number of shares of Lennox common stock issuable upon exercise of any given warrant will be determined by multiplying 0.67 by the number of shares of Service Experts common stock underlying such warrant;

     - the per share exercise price of any given warrant will be determined by dividing the exercise price of the warrant by 0.67; and

     - a cash payment based on the value of Lennox common stock on the date of exercise will be made instead of the issuance of fractional shares unless otherwise provided in the warrant.

     At the effective time of the merger, each restricted stock award granted by Service Experts, whether vested or unvested, will continue to have the same terms and be subject to the same conditions as were applicable to the Service Experts restricted stock awards before the effective time, except that:

     - each Service Experts restricted stock award will represent the right to receive Lennox common stock, and the number of shares of Lennox common stock which such restricted stock award represents the right to receive will be determined by multiplying 0.67 by the number of shares of Service Experts common stock underlying such restricted stock award; and

     - the vesting strike price of any given restricted stock award will be determined by dividing the vesting strike price of the award by 0.67.

     At the effective time of the merger, each note of Service Experts that is convertible into shares of Service Experts common stock will be convertible into shares of Lennox common stock and will continue to have the same terms and be subject to the same conditions as were applicable to the Service Experts notes before the effective time, except that:

     - each Service Experts convertible note will be convertible into shares of Lennox common stock, and the number of shares of Lennox common stock issuable upon the conversion of any given note will be determined by multiplying 0.67 by the number of shares of Service Experts common stock underlying such note; and

     - the conversion price of any given convertible note will be determined by dividing the conversion price of the note by 0.67.

BOARD OF DIRECTORS AND OFFICERS

     At the effective time of the merger, the directors of Lennox's merger subsidiary will become the new directors of Service Experts and the officers of Lennox's merger subsidiary will become the new officers of Service Experts. After the effective time, Lennox will cause those officers of Service Experts prior to the effective time that Lennox deems appropriate to be appointed officers of Service Experts.

     Lennox has agreed to take all reasonable action necessary to nominate and recommend one individual, proposed by Service Experts and acceptable to Lennox who is currently a member of the board of directors of Service Experts, for election to a three-year term on the board of directors of Lennox at Lennox's 2000 annual meeting of stockholders. Accordingly, Lennox has nominated William
G. Roth for election to the board of directors of Lennox at Lennox's 2000 annual meeting of stockholders, subject to completion of the merger. After the effective time of the merger and prior to Mr. Roth's election to the board of directors of Lennox, Mr. Roth will be invited to meetings of the board of directors of Lennox as a non-voting participant.

COVENANTS

     We have each undertaken a number of covenants in the merger agreement. The following summarizes the more significant of these covenants:

NO SOLICITATION

     Service Experts has agreed not to, and not to authorize or permit any of its subsidiaries or any of Service Experts' or its subsidiaries' respective officers, directors, employees or representatives to:

     - initiate, solicit, or encourage, or take any other action to facilitate, any inquiries or make any proposal that constitutes any "acquisition proposal" of the type described below; or

     - engage in any discussions or negotiations regarding any acquisition proposal, enter into an agreement with respect to any acquisition proposal or agree to or endorse any acquisition proposal.

     In the event that Service Experts receives an unsolicited acquisition proposal in writing of the type described below, however, Service Experts may provide information to the person and enter into discussions and negotiations with the person regarding the proposal if:

     - the board of directors of Service Experts, after receiving the advice of outside legal counsel, determines in good faith that it would be in violation of its fiduciary duties under applicable law if the board of directors failed to do so;

     - before furnishing information to the party and before entering into discussions and negotiations with the party, Service Experts gives written notice to Lennox and enters into a customary confidentiality agreement with the party; and

     - Service Experts determines in good faith after consultation with its financial advisor that the proposal, if accepted, is reasonably likely to be completed and, if completed, would result in a more favorable transaction than the merger between Lennox and Service Experts.

     An "acquisition proposal" means any of the following involving Service Experts or its significant subsidiaries:

     - any merger, consolidation, share exchange, business combination or other similar transaction, other than the merger between Lennox and Service Experts;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of Service Experts and its subsidiaries;

     - any tender offer or exchange offer for 15% or more of the outstanding capital stock of Service Experts or the filing of a registration statement in connection with the tender offer or exchange offer;

     - the acquisition by any person or group of 15% or more of the outstanding capital stock of Service Experts; or

     - any public announcement of a proposal, plan or intention to do any of the actions described above.

     Service Experts has agreed to promptly notify Lennox of the relevant terms of any proposal received by Service Experts, any of its subsidiaries or any of Service Experts' or any of its subsidiaries' officers, directors, investment bankers, financial advisors or attorneys. If the proposal is in writing, Service Experts has agreed to deliver to Lennox a copy of the proposal and promptly inform Lennox of the status of any discussions or negotiations with the party and any changes to the terms of the proposal.

BOARD OF DIRECTORS' COVENANT TO RECOMMEND

     Service Experts board of directors has agreed to recommend the approval of the merger to the Service Experts stockholders and the Lennox board of directors has agreed to recommend the approval of the issuance of Lennox common stock in the merger to the Lennox stockholders. However, Service Experts is not obligated to take any action that would cause its board of directors to act inconsistently with their fiduciary duties as determined by the board of directors of Service Experts in good faith after consultation with independent legal counsel.

OPERATIONS OF SERVICE EXPERTS PENDING CLOSING

     Service Experts has undertaken a covenant that restricts its operations, and those of its subsidiaries, until the merger is completed or the merger agreement is terminated. In general, Service Experts and its subsidiaries have agreed to conduct businesses in the usual, regular and ordinary course consistent with past practices and to use reasonable efforts to preserve intact its business organizations and relationships

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with third parties. Before the effective time of the merger, Service Experts will not and will not permit any of its subsidiaries to:

     - declare or pay dividends;

     - split, combine or reclassify its stock;

     - repurchase, redeem or otherwise acquire any of its capital stock, other than as required by securities that are currently outstanding or as contemplated by the Service Experts stock plans;

     - issue, deliver or sell any capital stock, voting debt or other voting securities, or any securities convertible into or exercisable for capital stock, voting debt or other voting securities, except the issuance of Service Experts common stock to employees or directors upon the exercise of stock options granted under the Service Experts stock plans that are currently outstanding and the issuance of Service Experts common stock upon the exercise of warrants or the conversion of convertible notes that are currently outstanding;

     - amend any organizational documents;

     - enter into any merger, consolidation or acquisition of a substantial equity interest in or a substantial portion of the assets of an entity in which the purchase price exceeds $1.0 million or in which the purchase price in a series of transactions exceeds $15.0 million;

     - sell, lease, encumber or otherwise dispose of a material amount of assets, except in the ordinary course of business consistent with past practices;

     - authorize, recommend, propose or announce an intention to adopt a plan of liquidation or dissolution of Service Experts or any of its significant subsidiaries;

     - grant any increases in the compensation of any of its directors, officers or employees, except increases or bonuses to general managers and to employees who are not directors or officers made in the ordinary course of business;

     - pay any material pension, retirement allowance or other employee benefit not required or contemplated by any of the Service Experts benefit plans or pension plans;

     - amend or modify any Service Experts pension plan;

     - enter into any new, or amend any existing, employment or severance or termination agreement with any director, officer or employee;

     - become obligated under any new employee benefit plan or pension plan;

     - incur or guarantee any new indebtedness or issue, sell or guarantee any debt securities;

     - enter into any material lease or create any material mortgages, liens, security interests or other encumbrances on the property of Service Experts or its subsidiaries, except in the ordinary course of business;

     - make or commit to make aggregate capital expenditures in excess of $2.5 million;

     - change any accounting policies;

     - enter into any agreement or arrangement with any affiliate of Service Experts or its subsidiaries on terms less favorable to Service Experts or such subsidiary than could reasonably be expected to have been obtained with a non-affiliate;

     - modify, amend, terminate, renew or fail to use reasonable business efforts to renew any material contract or agreement, or enter into any contract, except in the ordinary course of business consistent with past practices;

     - fail to maintain customary insurance;

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     - fail to maintain all permits that are material to the operations of
       Service Experts;

     - make or rescind any material tax election, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy audit, or change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in years past except as required by applicable law or except for changes that would not reasonably be expected to materially and adversely affect Service Experts;

     - pay, discharge or satisfy any material claims, liabilities or obligations, except for payment of liabilities reflected or reserved against in the financial statements of Service Experts for the quarter ended June 30, 1999 or incurred in the ordinary course of business consistent with past practices; and

     - take or fail to take any other action that would reasonably be expected to prevent or materially impede, interfere with or delay the merger.

OPERATIONS OF LENNOX PENDING CLOSING

     Lennox has undertaken a covenant that restricts its operations, and those of its subsidiaries, until either the effective time of the merger or the termination of the merger agreement. Before the effective time of the merger, Lennox will not and will not permit any of its subsidiaries to:

     - engage in any material repurchase, recapitalization, restructuring or reorganization with respect to its capital stock, including any extraordinary dividends or distributions;

     - engage in any repurchase of Lennox common stock, other than pursuant to any employee benefit plan, during the period beginning 45 days before the effective time of the merger and ending at the effective time of the merger;

     - split, combine or reclassify any of its stock;

     - issue any other securities in respect of, in lieu of or in substitution for shares of Lennox common stock;

     - amend any material term or provision of Lennox common stock;

     - amend any organizational documents; and

     - take or fail to take any other action that would reasonably be expected to prevent or materially impede, interfere with or delay the merger.

ACTIONS TO COMPLETE THE MERGER

     We have agreed to cooperate with each other to take all actions and do all things necessary or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement, including the following:

     - promptly prepare and file with the SEC the joint proxy statement;

     - prepare and, in the case of Lennox, file with the SEC the registration statement pursuant to which the Lennox common stock will be issued in connection with the merger;

     - use reasonable best efforts to obtain letters from our respective independent public accountants in customary scope and substance in connection with the filing of the registration statement;

     - provide access to information;

     - call meetings of our respective shareholders, recommend to our respective shareholders the matters to be presented for such shareholders' approval and use best efforts to obtain the necessary approval and to hold the meeting as soon as practicable after the registration statement becomes effective;

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     - promptly prepare and file all necessary documents with governmental entities, including notification under the Hart-Scott-Rodino Antitrust Improvements Act;

     - cooperate and defend against any proceedings that question the validity or legality of the merger;

     - consult with each other before issuing any press releases or making any public announcements with respect to the merger;

     - advise each other regarding operational matters, including any changes that could be foreseen to have a material adverse effect on either company;

     - promptly provide each other with copies of all filings made by the other party with the SEC or any other state or federal governmental entity in connection with the merger; and

     - cooperate in the preparation, execution and filing of applicable tax documents.

EMPLOYEE MATTERS

     Service Experts and Lennox agree that:

     - all employees of Service Experts immediately before the effective time of the merger will be employed by the surviving company immediately after the effective time of the merger, but Lennox and the surviving company will have no obligation to continue employing the employees for any length of time after the merger;

     - Service Experts employee benefit plans in effect immediately before the effective time of the merger agreement will remain in effect until otherwise determined after the effective time of the merger;

     - to the extent that any Service Experts employee benefit plans are not continued, Service Experts employees will be covered by Lennox employee benefit plans applicable to similarly situated employees of Lennox or Lennox will maintain for a period of one year after the effective time of the merger benefit plans that are not less favorable, in the aggregate, to the employees covered by Service Experts employee benefit plans than are the Service Experts employee benefit plans;

     - in the case of Service Experts pension plans that are continued and under which the employees' interests are based upon Service Experts common stock, the interests shall be based on Lennox common stock in an equitable manner;

     - any present employees of Service Experts will be credited for their service with Service Experts and its predecessor entities for purposes of eligibility and vesting in the plans provided by Lennox and the surviving company; and

     - the employees' benefits under Lennox's and the surviving company's medical benefit plan will not be subject to any exclusions for any pre-existing conditions and credit will be received for any deductibles or out-of-pocket amounts previously paid during the current year.

     You should read "The Merger Transaction--Conflicts of Interest," beginning on page 45, for additional information on employee benefits matters covered in the merger agreement.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains substantially reciprocal representations and warranties made by each of us to the other. The representations and warranties relate to:

     - corporate organization and existence, qualification to conduct business and corporate standing and power;

     - ownership of subsidiaries;

     - capitalization;
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     - corporate authorization to enter into and carry out obligations under the merger agreement and the enforceability of the merger agreement;

     - absence of a conflict with or violation of the certificate of incorporation, bylaws, any applicable law or any agreements, including any joint venture or other ownership arrangement, as a result of the merger;

     - governmental consents, approvals, orders and authorizations required in connection with the merger;

     - filings with the SEC;

     - financial statements;

     - information provided for inclusion in this joint proxy statement/prospectus;

     - absence of certain material changes or events since December 31, 1998;

     - absence of undisclosed material liabilities;

     - absence of a default or violation of the certificate of incorporation, bylaws, any applicable law or any agreements;

     - compliance with applicable laws;

     - pending or threatened litigation;

     - tax matters;

     - employee benefits matters;

     - labor matters;

     - intellectual property matters;

     - environmental matters;

     - opinions of financial advisors;

     - vote required of the company's stockholders;

     - beneficial ownership of the other company's common stock;

     - payment of fees to finders and financial advisors in connection with the merger agreement; and

     - treatment of the merger as a reorganization under the Internal Revenue Code in which Service Experts stockholders generally will not recognize any gain or loss, except for any gain or loss recognized in connection with cash received for a fractional share of Lennox common stock.

     In addition, Service Experts represents and warrants to Lennox that it maintains adequate insurance coverage and that no state takeover or other similar statutes apply to the merger. On the other hand, Lennox represents and warrants to Service Experts that it owns all of the outstanding capital stock of LII Acquisition Corporation and that LII Acquisition Corporation has incurred no obligations or liabilities other than with respect to the merger and has no assets.

     The representations and warranties contained in the merger agreement do not survive the effective time of the merger.

ADDITIONAL AGREEMENTS

INDEMNIFICATION AND INSURANCE

     After the effective time of the merger, Lennox will be obligated, to the fullest extent permitted under applicable laws, to indemnify and hold harmless each person who is, or has been an officer, director or employee of Service Experts or any of its subsidiaries with respect to acts or omissions by them in their

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capacities as officers, directors or employees or taken at the request of
Service Experts or any of its subsidiaries at any time on or before the effective time of the merger. Service Experts is obligated to provide this indemnification until the effective time of the merger.

     Lennox is obligated, for six years after the merger, to maintain in effect Service Experts current directors' and officers' liability insurance covering acts or omissions occurring before the effective time of the merger or replace such insurance with policies that are no less advantageous in any material respect to the covered parties. Lennox will not be required to pay an annual premium for this insurance in excess of 200% of the last annual premium paid by Service Experts before the effective date of the merger agreement. If the annual premiums of that insurance coverage exceed that amount, however, Lennox will be obligated to provide coverage for a cost equal to 200% of the current annual premium.

EXPENSES

     We have each agreed to pay our own costs and expenses incurred in connection with the merger and the merger agreement. We will, however, share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement.

SEC CLEARANCE AND NEW YORK STOCK EXCHANGE LISTING

     Before the effective time of the merger, Lennox is obligated to take all action necessary to permit it to issue the number of shares of its common stock as required by the merger. Lennox is also obligated to use all reasonable efforts to cause the shares of its common stock to be issued in the merger and the shares of its common stock to be reserved for issuance upon exercise of the Service Experts stock options and warrants and issuances under the Service Experts stock plans to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the effective time of the merger. As soon as practicable after the merger, Lennox will file with the SEC a registration statement with respect to the shares of Lennox common stock subject to the Service Experts stock options and will use its reasonable efforts to maintain the effectiveness of the registration statement.

ACCOUNTING TREATMENT

     Lennox will account for the merger as a purchase. Under this method of accounting, Lennox will allocate the purchase price based on the fair value of the assets acquired and the liabilities assumed.

TAX TREATMENT

     We have each agreed not to take any action or fail to take any action that would prevent the merger from qualifying as a reorganization under the Internal Revenue Code.

SERVICE EXPERTS STOCK PURCHASE PLANS

     Service Experts has terminated its employee stock purchase plan and nonqualified stock purchase plan effective on December 31, 1999. On that date, Service Experts will apply the funds credited as of the date under the appropriate stock purchase plan within each participant's contribution account to the purchase of whole shares of Service Experts common stock according to the terms of the stock purchase plan. Any cash balance remaining in a participant's account that is insufficient to purchase an additional whole share will be refunded to the participant.

CREDIT AGREEMENT

     At or before closing, Lennox will refinance, arrange for the continuation of, or repay all of Service Experts' debt under its $200 million bank credit facility.

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CONDITIONS TO THE COMPLETION OF THE MERGER

     Our respective obligations to complete the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of various conditions which include, in addition to other customary closing conditions, the following:

     - approval of the merger agreement and the merger by the stockholders of Service Experts;

     - approval of the issuance of Lennox common stock in the merger by stockholders of Lennox;

     - approval of the shares of Lennox common stock issuable in the merger for listing on the New York Stock Exchange, subject to official notice of issuance;

     - expiration or termination of the relevant waiting period under the Hart-Scott-Rodino Antitrust Improvements Act;

     - receipt of all other governmental and regulatory approvals necessary to complete the merger unless failure to obtain those approvals would not have a material adverse effect on Lennox and those approvals are obtained on terms that would not have a material adverse effect on Lennox;

     - effectiveness of the registration statement relating to the issuance of the shares of Lennox common stock to be issued in the merger, of which this joint proxy statement/prospectus forms a part, and the absence of a stop order with respect to the registration statement; and

     - the absence of any order, injunction or other legal restraint prohibiting the completion of the merger.

     Individually, our respective obligations to effect the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of the following additional conditions:

     - the representations and warranties of the other company contained in the merger agreement being true and correct on the closing date of the merger, as if they were made on that date (unless they were by their express provisions made as of a specific date, in which case they need be true and correct only as of that specific date), unless their failure to be true and correct would not have a material adverse effect on the other party;

     - the performance in all material respects by the other company of all obligations that it is required to perform before the closing of the merger;

     - the receipt of an opinion of counsel to the effect that the merger will qualify as a reorganization under the Internal Revenue Code and that no gain or loss will be recognized by Lennox or Service Experts as a result of the merger or by any Service Experts stockholder upon the conversion of shares of Service Experts common stock into shares of Lennox common stock, except gain will be recognized with respect to cash received instead of a fractional share of Lennox common stock; and

     - with respect to the obligation of Lennox to close only, the receipt by Lennox from each affiliate of Service Experts of an executed copy of an agreement in which the affiliate agrees to not sell, pledge, transfer or otherwise dispose of any shares of Lennox common stock issued to the affiliate in the merger except in compliance with federal securities laws.

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TERMINATION OF THE MERGER AGREEMENT

RIGHT TO TERMINATE

     The merger agreement may be terminated at any time before the closing in any of the following ways:

          (1) by our mutual written consent, or by mutual action of our boards of directors;

          (2) by either one of us

             (a) if any order, injunction or other legal restraint permanently prohibits the completion of the merger;

             (b) if Service Experts stockholders do not approve the merger agreement and the merger at its special meeting;

             (c) if Lennox stockholders do not approve the issuance of Lennox common stock at its special meeting; or

             (d) if the merger is not completed on or before April 30, 2000; except that a company may not terminate the agreement on such date if the cause of the merger not being completed is its failure to fulfill its obligations under the merger agreement;

          (3) by Lennox:

             (a) if Service Experts has failed to comply in any material respects with any of its covenants or agreements contained in the merger agreement and its breach has not been cured within 30 days following notice of the breach;

             (b) if any representation or warranty of Service Experts contained in the merger agreement is not true in all material respects when made or at the time of termination as if made on that date of termination (unless they were by their express provisions made as of a specific date, in which case they need be true and correct only as of that specific date) and the breach has not been cured within 30 days following notice of such breach, except when the failure to be true and correct would not have a material adverse effect on Service Experts; or

             (c) if there has been a material adverse change with respect to Service Experts;

          (4) by Service Experts:

             (a) if Lennox has failed to comply in any material respects with any of its covenants or agreements contained in the merger agreement and its breach has not been cured within 30 days following notice of the breach;

             (b) if any representation or warranty of Lennox contained in the merger agreement is not true in all material respects when made or at the time of termination as if made on that date of termination (unless they were by their express provisions made as of a specific date, in which case they need be true and correct only as of that specific date) and the breach has not been cured within 30 days following notice of such breach, except when the failure to be true and correct would not have a material adverse effect on Lennox; or

             (c) if there has been a material adverse change with respect to Lennox;

          (5) by Lennox, if the Service Experts board of directors withdraws or modifies its approval or recommendation of the merger in any manner adverse to Lennox, fails to call a special meeting and recommend the approval of the merger agreement and the merger to its stockholders, fails to mail the joint proxy statement to its stockholders within a reasonable period of time after it becomes available for mailing or fails to include its approval and recommendation of the merger in the joint proxy statement, or recommends an acquisition proposal; or

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          (6) by Service Experts, if the Service Experts board of directors enters into discussions or negotiations with any person or entity in connection with an unsolicited bona fide proposal in writing by the person or entity to acquire Service Experts and the following conditions are met:

             (a) the board of directors of Service Experts, after receiving the advice of outside legal counsel, determines that it would be in violation of its fiduciary duties under applicable law if the board of directors failed to do so;

             (b) before furnishing information to the party and before entering into discussions and negotiations with the party Service Experts gives written notice to Lennox and enters into a customary confidentiality agreement with the party;

             (c) Service Experts determines in good faith after consultation with its financial advisor that the proposal, if accepted, is reasonably likely to be completed and, if completed, would result in a more favorable transaction than the merger between Lennox and Service Experts;

             (d) Lennox receives at least two days' prior written notice from Service Experts of its intention to terminate the merger agreement and, during the two-day period, Service Experts and its financial and legal advisors shall have considered any adjustment in the terms and conditions of the merger agreement that Lennox may propose; and

             (e) Service Experts pays the termination fee as required under the merger agreement.

TERMINATION FEES PAYABLE BY SERVICE EXPERTS

     Service Experts has agreed to pay Lennox a termination fee of:

      $5.0 million, if:

      - Lennox terminates the merger agreement for the reason described in paragraph (3)(a) under "--Right to Terminate" above and, at the time of the termination, an acquisition proposal is pending or Service Experts agrees to or completes an acquisition proposal within six months of the termination;

      - Lennox terminates the merger agreement for the reasons described in paragraph (5) under "--Right to Terminate" above; or

      - Service Experts terminates the merger agreement for the reasons described in paragraph (6) under "--Right to Terminate" above; and

      $4.0 million, if:

      - Lennox terminates the merger agreement for the reason described in paragraph 2(b), Lennox is not entitled to a termination fee under any other provision of the merger agreement and, if prior to the event giving rise to such termination by Lennox, Service Experts was not entitled to terminate the merger agreement for any of the reasons described in paragraphs (2)(a), (2)(d) or (4) under "--Right to Terminate" above.

TERMINATION FEES PAYABLE BY LENNOX

     Lennox has agreed to pay Service Experts a termination fee of $4.0 million, if Service Experts terminates the merger agreement for the reason described in paragraph 2(c) and, if prior to the event giving rise to such termination by Service Experts, Lennox was not entitled to terminate the merger agreement for any of the reasons described in paragraphs (2)(a), (2)(d), (3) or (5) under "--Right to Terminate" above.

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AMENDMENTS AND WAIVER

     Any provision of the merger agreement may be amended or waived at any time before the effective time of the merger, provided that any such amendment or waiver complies with applicable laws. Any amendment must be signed by all parties to the merger agreement. Any waiver or extension must be signed by the party against whom the waiver is to be effective.

                  MATERIAL TERMS OF THE STOCK OPTION AGREEMENT

     THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL PROVISIONS OF THE STOCK OPTION AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF LENNOX AND SERVICE EXPERTS ARE URGED TO READ THE STOCK OPTION AGREEMENT IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE STOCK OPTION. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE TERMS OF THE STOCK OPTION AGREEMENT AND THE FOLLOWING SUMMARY, THE STOCK OPTION AGREEMENT WILL CONTROL.

THE STOCK OPTION

     At the same time we entered into the merger agreement, we also entered into a stock option agreement. Under the terms of the stock option agreement; Service Experts granted Lennox the right to purchase up to 3,618,491 shares of Service Experts common stock at an exercise price of $8.94 per share. The terms of the stock option agreement are summarized below.

EXERCISE OF THE STOCK OPTION

     Lennox can exercise the option granted to it, in whole or in part, at any time after the occurrence of the events that would entitle it to receive a termination fee of $5.0 million under the merger agreement (see "Material Terms of the Merger Agreement--Termination of the Merger Agreement--Termination Fees Payable by Service Experts" on page 113) and prior to the termination of the option.

     The option terminates upon the earliest to occur of the effective time of the merger or the first anniversary of the date of termination of the merger agreement.

CASH ELECTION

     If the stock option becomes exercisable, Lennox may elect to receive a cash payment as to all or part of the option shares subject to the option. This cash payment would terminate Lennox's right to purchase those shares upon the exercise of the option. The cash to be paid would be equal to the difference between the exercise price of the option and the higher of:

     - the highest price per share paid by any person in connection with an acquisition proposal; or

     - the average closing price of the Service Experts common stock for the five consecutive days preceding the election to receive cash.

LISTING AND REGISTRATION RIGHTS

     If the stock option becomes exercisable, Service Experts will apply to list the shares subject to the stock option on the New York Stock Exchange and will use its reasonable best efforts to have those shares listed as soon as practicable. Service Experts granted Lennox customary rights to require registration of shares purchased under an option to permit a resale of those shares under the securities laws.

LIMITATION ON TOTAL PROFIT

     The stock option agreement provides that, notwithstanding any other provision of that agreement or the merger agreement, the total profit, as defined below, that Lennox shall be permitted to receive will not exceed $7.0 million in the aggregate. If the total profit of Lennox would otherwise exceed this amount,

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Lennox may, at its sole election, do any of the following so that Lennox's actually realized total profit does not exceed $7.0 million:

     - pay cash to Service Experts;

     - deliver to Service Experts for cancellation option shares previously acquired; or

     - pay cash to Service Experts and deliver to Service Experts for cancellation option shares previously acquired.

     Total profit means the total amount, before taxes, of the following:

     - the cash amount actually received by Lennox in payment of the termination fee under the merger agreement, less

      - any repayment of cash by Lennox to Service Experts on account of the total profit exceeding $7.0 million;

      - the net cash amounts or the fair market value of property received by Lennox from the sale of option shares, less the purchase price for those option shares; and

      - the aggregate amount received by Lennox as a result of a cash election described under "--Cash Election" on page 114.

     The stock option agreement also provides that Lennox may not exercise any option for a number of option shares that would, as of the date of exercise, result in a notional total profit exceeding $7.0 million. For purposes of the stock option agreement, the notional total profit with respect to the option shares for which Lennox may propose to exercise the option granted to it means the total profit received by it determined as of the date it notifies Service Experts of its intent to exercise the option and assuming that the applicable option shares, together with all other option shares previously acquired upon exercise of the option and held by Lennox or its affiliates as of such date, were sold for cash at the closing price on the New York Stock Exchange on the preceding trading day.

EFFECT OF THE STOCK OPTION AGREEMENT

     The stock option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms of the merger agreement. The option agreement makes an acquisition or other business combination of Service Experts by or with a third party more costly because of the need in any transaction to acquire the shares held by Lennox pursuant to the option agreement. Accordingly, the option agreement may discourage a third party from proposing another transaction, including one that might be more favorable from a financial point of view to the stockholders of Service Experts than the merger.

STANDSTILL PROVISION

     At any time after the date of exercise of the stock option (other than an exercise as described under "--Cash Election" on page 114) by Lennox with respect to more than ten percent of the then outstanding shares of Service Experts common stock, and until the earlier of two years from the date of exercise or the date Lennox beneficially owns less than five percent of the then outstanding shares of Service Experts common stock, Lennox and its affiliates may not:

     - attempt to acquire ownership of more than 15% of any class of voting securities of Service Experts, including any rights or options to acquire that ownership;

     - propose a merger, consolidation or similar transaction involving Service Experts;

     - offer or propose to acquire all or a substantial portion of the assets of Service Experts;

     - solicit or participate in the solicitation of any proxies or consents involving the securities of Service Experts;

     - enter into any agreement or arrangement with a third party involving any of the matters described above; or

     - publicly announce that Lennox requested the consent of the board of directors of Service Experts to do any of the matters described above except as required by law.

                               VOTING AGREEMENTS

     WE BELIEVE THIS SUMMARY DESCRIBES ALL MATERIAL TERMS OF THE SHAREHOLDER AGREEMENTS. HOWEVER, WE RECOMMEND THAT YOU READ CAREFULLY THE COMPLETE TEXT OF THE SHAREHOLDER AGREEMENTS FOR THE PRECISE LEGAL TERMS OF THE SHAREHOLDER AGREEMENTS AND OTHER INFORMATION THAT MAY BE IMPORTANT TO YOU. THE FORM SHAREHOLDER AGREEMENTS ARE INCLUDED IN THIS DOCUMENT AS ANNEXES C AND D.

LENNOX SHAREHOLDER AGREEMENTS

     In connection with the merger agreement, Service Experts required the following Lennox stockholders, who are also directors or executive officers of Lennox or trusts controlled by directors of Lennox, to enter into a shareholder agreement: John W. Norris, Jr., H. E. French, Robert E. Schjerven, Michael G. Schwartz, Harry J. Ashenhurst, Carl E. Edwards, Jr., W. Lane Pennington, Clyde
W. Wyant, John J. Hubbuch, David H. Anderson, Richard W. Booth, Thomas W. Booth, James J. Byrne, Janet K. Cooper, John E. Major, Donald E. Miller, Richard L. Thompson, the Leo E. Anderson Trust, the David H. Anderson Trust, the Betty Oaks Trust and the 1996 Anderson GST Exempt Trust. See "Information About Lennox--Management of Lennox" on page 81 and "Ownership of Lennox Common Stock" on page 117 for more information about these stockholders. These Lennox stockholders agreed to vote an aggregate of 8,565,879 shares of Lennox common stock, which represented approximately 19.1% of the issued and outstanding shares of Lennox common stock, and any shares of Lennox common stock that they may acquire after the date of the shareholder agreement in favor of the approval of the issuance of Lennox common stock in the merger. The shareholder agreements will remain in effect until completion of the merger or termination of the merger agreement.

SERVICE EXPERTS SHAREHOLDER AGREEMENTS

     In connection with the merger agreement, Lennox required the following Service Experts stockholders, who are executive officers of Service Experts, to enter into a shareholder agreement: Alan R. Sielbeck, Ronald L. Smith and Anthony M. Schofield. These Service Experts stockholders agreed to vote an aggregate of 808,551 shares of Service Experts common stock, which represented approximately 4.4% of the issued and outstanding shares of Service Experts common stock, and any shares of Service Experts common stock that they may acquire after the date of the shareholder agreement in favor of the adoption of the merger, the merger agreement and the transactions contemplated by the merger agreement. The shareholder agreements will remain in effect until completion of the merger or termination of the merger agreement.

       FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

     The Lennox common stock to be issued in the merger will be registered under the Securities Act of 1933, thereby allowing such shares to be freely traded without restriction by all former holders of Service Experts common stock who are not "affiliates" of Service Experts at the time of the Service Experts special meeting and who do not become "affiliates" of Lennox after the merger. Persons who may be deemed to be affiliates of Lennox or Service Experts generally include individuals or entities that control, are controlled by or are under common control with, such party and may include certain officers and directors of Lennox and Service Experts, as well as significant stockholders.

     Shares of Lennox common stock received by those stockholders of Service Experts who are deemed to be affiliates of Service Experts may be resold without additional registration under the Securities Act only in the manner permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. The merger agreement requires Service Experts to use its reasonable best efforts to cause its affiliates to enter into agreements not to make any public sale of any Lennox common stock received in the merger, except in compliance with the Securities Act and the rules and regulations thereunder.

     This document does not cover resales of Lennox common stock received by any person who may be deemed to be an affiliate of Lennox or Service Experts.

                        OWNERSHIP OF LENNOX COMMON STOCK

     The following table contains information regarding the beneficial ownership of Lennox common stock as of November 1, 1999 by the following individuals:

     - each person known by Lennox to own more than 5% of the outstanding shares of Lennox common stock;

     - each of Lennox's directors;

     - each named executive officer of Lennox; and

     - all executive officers and directors of Lennox as a group.

All persons listed have an address in care of Lennox's principal executive offices.

     The information contained in this table reflects "beneficial ownership" as defined in Rule 13d-3 of the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Lennox common stock subject to options held by that person that were exercisable on November 1, 1999 or became exercisable within 60 days following November 1, 1999 are considered outstanding. However, such shares are not considered outstanding for the purpose of computing the percentage ownership of any other person. To Lennox's knowledge and unless otherwise indicated, each stockholder has sole voting and investment power over the shares listed as beneficially owned by such stockholder, subject to community property laws where applicable. Percentage of ownership is based on 45,041,133 shares of common stock outstanding as of November 1, 1999.

                                                              SHARES BENEFICIALLY OWNED
                                                              -------------------------
BENEFICIAL OWNER                                                NUMBER      PERCENTAGE
----------------                                              -----------   -----------
John W. Norris, Jr.(1)......................................   4,046,725        8.9%
H. E. French................................................     104,599          *
Robert E. Schjerven(2)......................................     231,726          *
Robert L. Jenkins...........................................     242,220          *
Clyde W. Wyant(3)...........................................     238,942          *
Linda G. Alvarado(4)........................................     120,450          *
David H. Anderson(5)........................................   4,268,354        9.5
Richard W. Booth(6).........................................   5,000,914       11.1
Thomas W. Booth(7)..........................................   2,953,379        6.6
David V. Brown(8)...........................................   1,331,235        2.9
James J. Byrne(9)...........................................     153,079          *
Janet K. Cooper.............................................       1,719          *
John E. Major(10)...........................................     139,601          *
Donald E. Miller(11)........................................     124,590          *
Terry D. Stinson............................................       6,016          *
Richard L. Thompson(12).....................................     149,130          *
All executive officers and directors as a group (22
  persons)(13)..............................................  17,425,109       37.3
A.O.C. Corporation(14)......................................   2,695,770        6.0
Robert W. Norris(15)........................................   2,456,289        5.4
Frank E. Zink(16)...........................................   2,487,210        5.5
Phillip L. Zink(17).........................................   4,215,882        9.4

---------------

  * Less than 1%

 (1) Includes:
     (a) 321,750 shares held by the Robert W. Norris Trust A of which John W. Norris, Jr. is a co-trustee;
     (b) 321,750 shares held by the John W. Norris, Jr. Trust A of which John W. Norris, Jr. is a co-trustee;
     (c) 663,135 shares held by the Megan E. Norris Trust A of which John W. Norris, Jr. is a co-trustee;
     (d) 120,120 shares of the Robert W. Norris Irrevocable Descendants' Trust of which John W. Norris, Jr. is the trustee; and
     (e) 254,100 shares subject to options.

 (2) Includes 16,500 shares subject to options.

 (3) Includes 138,820 shares subject to options.

 (4) Includes 120,450 shares subject to options.

 (5) Includes:
     (a) 41,910 shares held by the Leo E. Anderson Trust of which David H. Anderson is the trustee;
     (b) 199,881 shares held by the Kristin H. Anderson Trust of which David H. Anderson is a co-trustee;
     (c) 3,751,508 shares held by the David H. Anderson Trust of which David H. Anderson is the trustee;
     (d) 66,825 shares held by the Betty Oakes Trust of which David H. Anderson is the trustee;
     (e) 87,780 shares held by David H. Anderson's child; and
     (f) 120,450 shares subject to options.

 (6) Includes:
     (a) 52,470 shares held by the 1996 Anderson GST Exempt Trust of which Richard W. Booth is the trustee;
     (b) 2,029,731 shares held by trusts for the benefit of Richard W. Booth of which Richard W. Booth is a co-trustee;
     (c) 2,036,364 shares held by trusts for the benefit of Anne Zink of which Richard W. Booth is a co-trustee;
     (d) 53,333 shares held by The Richard W. and Anne C. Booth Charitable Remainder Unitrust of which Richard W. Booth is a co-trustee; and
     (e) 120,450 shares subject to options.

 (7) Includes:
     (a) 2,029,731 shares held by trusts for the benefit of Richard W. Booth of which Thomas W. Booth is a co-trustee;
     (b) 40,062 shares held by the Thomas W. Booth Trust of which Thomas W. Booth is a co-trustee.
     (c) 160,000 shares held by The Booth Family Charitable Lead Annuity Trust of which Thomas W. Booth is a co-trustee;
     (d) 71,181 shares held by Thomas W. Booth's children; and
     (e) 3,575 shares subject to options.

 (8) Includes:
     (a) 315,117 shares held by David V. Brown's children; and
     (b) 120,450 shares subject to options.

 (9) Includes 120,450 shares subject to options.

(10) Includes 120,450 shares subject to options.

(11) Includes 120,450 shares subject to options.

(12) Includes 120,450 shares subject to options.

(13) Includes 1,624,942 shares subject to options.

(14) John W. Norris, Jr., David H. Anderson, Richard W. Booth and David V. Brown are members of the board of directors of A.O.C. Corporation.

(15) Includes:
     (a) 321,750 shares held by the Robert W. Norris Trust A of which Robert W. Norris is a co-trustee;
     (b) 321,750 shares held by the John W. Norris, Jr. Trust A of which Robert
         W. Norris is a co-trustee;
     (c) 1,148,169 shares held by the Robert W. Norris Revocable Trust of which Robert W. Norris is the trustee;
     (d) 140,514 shares held by the Christine Marie Dammann 1991 Revocable Trust of which Robert W. Norris is the trustee;
     (e) 196,812 shares held by the Stefan Robert Norris Revocable Trust of which Robert W. Norris is the trustee;
     (f) 169,488 shares held by the Nicholas W. Norris 1991 Revocable Trust of which Robert W. Norris is the trustee; and
     (g) 127,050 shares subject to options.

(16) Includes 2,036,364 shares held by trusts for the benefit of Anne Zink of which Frank E. Zink is a co-trustee.

(17) Includes:
     (a) 2,029,731 shares held by trusts for the benefit of Richard W. Booth of which Phillip L. Zink is a co-trustee;
     (b) 2,036,364 shares held by trusts for the benefit of Anne Zink of which Phillip L. Zink is a co-trustee; and
     (c) 94,578 shares held by the Zink Family Grandchildren's Education Trust of which Phillip L. Zink is the trustee.

                        COMPARISON OF STOCKHOLDER RIGHTS

     Both Service Experts and Lennox are Delaware corporations governed by Delaware law. In addition, the rights of Service Experts stockholders are currently governed by Service Experts' certificate of incorporation and bylaws, and the rights of Lennox stockholders are governed by Lennox's certificate of incorporation and bylaws. After the effective time of the merger, the rights of the holders of shares of Service Experts common stock who become holders of shares of Lennox common stock will be governed by the current certificate of incorporation and bylaws of Lennox and Delaware law. In most respects, the rights of holders of shares in Service Experts common stock are similar to the rights of holders of shares of Lennox common stock. The following is a summary of the material differences between these rights. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, Delaware law as well as to Service Experts' certificate of incorporation and bylaws and to Lennox's certificate of incorporation and bylaws, copies of which are on file with the SEC.

       SUMMARY OF MATERIAL DIFFERENCES BETWEEN CURRENT RIGHTS OF SERVICE
        EXPERTS STOCKHOLDERS AND RIGHTS OF STOCKHOLDERS OF THE COMBINED
                          COMPANY FOLLOWING THE MERGER

                                 LENNOX STOCKHOLDER RIGHTS     SERVICE EXPERTS STOCKHOLDER RIGHTS
                               -----------------------------   ----------------------------------
AUTHORIZED CAPITAL STOCK:      The authorized capital stock    The authorized capital stock of
                               of Lennox consists of 200       Service Experts consists of 30
                               million shares of common        million shares of common stock and
                               stock and 25 million shares     10 million shares of preferred
                               of preferred stock.             stock.

NUMBER OF DIRECTORS:           Lennox's bylaws provide that    Service Experts' certificate of
                               the number of directors may     incorporation and bylaws provide
                               not be less than three nor      that the number of directors may
                               more than 15. The board of      not be less than two nor more than
                               directors of Lennox currently   11. Service Experts' board of
                               consists of 12 directors and    directors currently consists of 6
                               there are currently two         directors.
                               vacancies on Lennox's board
                               of directors.

REMOVAL OF DIRECTORS:          Stockholders of Lennox may      Stockholders of Service Experts
                               remove directors only for       may remove directors only for
                               cause by the affirmative vote   cause by the affirmative vote of
                               of the owners of at least 80%   the owners of a majority of the
                               of the outstanding shares       outstanding shares entitled to
                               entitled to vote.               vote.

                                 LENNOX STOCKHOLDER RIGHTS     SERVICE EXPERTS STOCKHOLDER RIGHTS
                               -----------------------------   ----------------------------------
AMENDMENT OF CORPORATE         Lennox's certificate of         Service Experts' certificate of
CHARTER:                       incorporation may be amended    incorporation may be amended by
                               by a board resolution and the   the affirmative vote of owners of
                               affirmative vote of owners of   a majority of the Service Experts
                               a majority of the Lennox        shares, except with respect to
                               shares, except with respect     amending the provision of the
                               to amending the provision of    certificate of incorporation
                               the certificate of              relating to (a) the board of
                               incorporation relating to (a)   directors in general, (b) the
                               the board of directors in       limitation on personal liability
                               general, (b) the prohibition    of directors, (c) the
                               on preemptive rights and        indemnification of directors and
                               cumulative voting, (c) the      officers, (d) the removal of
                               limitation on personal          directors, (e) the prohibition on
                               liability of directors, (d)     stockholders action by written
                               the calling of special          consent, and (f) amending the
                               meetings of stockholders, (e)   certificate of incorporation, each
                               the fair price provision, and   of which require the affirmative
                               (f) amending the certificate    vote of the owners of at least
                               of incorporation, each of       two-thirds of the outstanding
                               which require the affirmative   Service Experts shares.
                               vote of owners of at least
                               80% of the outstanding Lennox
                               shares. Notwithstanding the
                               above, the 80% vote does not
                               apply to the fair price
                               provision if the amendment is
                               recommended to Lennox
                               stockholders by two-thirds of
                               the board.

AMENDMENT OF BYLAWS:           Lennox's bylaws may be          Service Experts bylaws may be
                               altered, amended, or repealed   amended or repealed by the
                               by the affirmative vote of a    affirmative vote of a majority of
                               majority of the board or by     the board or by the affirmative
                               the affirmative vote of the     vote of the owners of two-thirds
                               owners of a majority of the     of the outstanding Service Experts
                               outstanding Lennox shares.      shares.

                                 LENNOX STOCKHOLDER RIGHTS     SERVICE EXPERTS STOCKHOLDER RIGHTS
                               -----------------------------   ----------------------------------
FAIR PRICE PROVISION:          Lennox's certificate of         Service Experts has no similar
                               incorporation provides that     provision in its certificate of
                               the affirmative vote of the     incorporation.
                               owners of 80% of all
                               outstanding Lennox stock is
                               necessary to approve a
                               business combination
                               transaction with any party
                               owning 10% or more of the
                               outstanding shares of Lennox
                               common stock. This
                               requirement does not apply if
                               the business combination with
                               the 10% stockholder is
                               approved by two-thirds of the
                               "continuing directors," which
                               are those directors who were
                               members of the board
                               immediately prior to the time
                               the 10% stockholder reached
                               the 10% threshold or was
                               designated, prior to
                               election, as a continuing
                               director by two-thirds of the
                               then continuing directors.
                               This requirement also does
                               not apply if the
                               consideration offered to
                               stockholders of Lennox in the
                               business combination meets
                               minimum price requirements
                               set forth in Lennox's
                               certificate of incorporation.

STOCKHOLDER RIGHTS PLAN:       Lennox does not have a          Service Experts does not have a
                               stockholder rights plan.        stockholder rights plan.
                               While Lennox has no intention
                               to adopt a stockholder rights
                               plan, the Lennox board could
                               do so without stockholder
                               approval at any future time.

                                 LENNOX STOCKHOLDER RIGHTS     SERVICE EXPERTS STOCKHOLDER RIGHTS
                               -----------------------------   ----------------------------------
ADVANCE NOTICE:                Lennox's bylaws permit any      Service Experts bylaws do not
                               stockholder of record to        contain procedures restricting or
                               introduce business that is a    regulating the introduction of
                               proper matter for stockholder   business or the nomination of
                               action, in connection with      candidates at meetings of Service
                               any annual or special meeting   Experts stockholders.
                               of Lennox's stockholders, if,
                               in the case of an annual
                               meeting, the stockholder
                               gives notice of his or her
                               proposal to Lennox's
                               secretary no earlier than 60
                               days and no later than 90
                               days before the meeting and,
                               in the case of a special
                               meeting, the stockholder
                               notifies the secretary no
                               later than ten days following
                               the announcement of the
                               meeting.
                               Lennox's bylaws also permit
                               any stockholder of record
                               entitled to vote in the
                               election to nominate
                               candidates for election to
                               the Lennox board in
                               connection with any annual
                               meeting or special meeting at
                               which directors are to be
                               elected if, in the case of an
                               annual meeting, the
                               stockholder gives notice of
                               his or her nomination to
                               Lennox's secretary no earlier
                               than 60 days and no later
                               than 90 days before the
                               meeting and, in the case of a
                               special meeting, the
                               stockholder notifies the
                               secretary no later than ten
                               days following the
                               announcement of the meeting.

                      DESCRIPTION OF LENNOX CAPITAL STOCK

     Lennox's authorized capital stock consists of 200,000,000 shares of common stock and 25,000,000 shares of preferred stock, par value $.01 per share. At November 1, 1999, 45,041,133 shares of Lennox common stock were outstanding. None of the preferred stock is outstanding.

COMMON STOCK

     The holders of Lennox common stock are entitled to one vote per share on all matters to be voted on by Lennox stockholders. Generally, all matters to be voted on by Lennox stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Lennox common stock present in person or represented by proxy, voting together as a single class, except as may be required by law and subject to any voting rights granted to holders of any preferred stock. However, the removal of a director from office, the approval and authorization of specified business combinations and amendments to specified provisions of Lennox's certificate of incorporation each require the approval of not less than 80% of the combined voting power of Lennox's outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. See "--Certificate of Incorporation and Bylaw Provisions" on page 127. Lennox common stock does not have cumulative voting rights.

     Subject to the rights of the holders of any shares of Lennox's preferred stock, the holders of Lennox common stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by Lennox's board of directors. On Lennox's liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of Lennox common stock are entitled to share ratably in any assets available for distribution to holders of shares of Lennox common stock.

     The outstanding shares of Lennox common stock are legally issued, fully paid and nonassessable. Lennox common stock does not have any preemptive, subscription or conversion rights. Additional shares of authorized Lennox common stock may be issued, as authorized by Lennox's board of directors from time to time, without Lennox stockholder approval, except as may be required by applicable stock exchange requirements.

PREFERRED STOCK

     As of the date of this joint proxy statement/prospectus, no shares of preferred stock are outstanding. Lennox's board of directors may authorize the issuance of preferred stock in one or more series and may determine, for the series, the designations, powers, preferences and rights of such series, and the qualifications, limitations and restrictions of the series, including:

     - the designation of the series;

     - the consideration for which the shares of any such series are to be issued;

     - the rate or amount per annum, if any, at which holders of the shares of such series shall be entitled to receive dividends, the dates on which such dividends shall be payable, whether the dividends shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall be cumulative;

     - the redemption rights and price or prices, if any, for shares of the series;

     - the amounts payable on and the preferences, if any, of shares of the series in the event of dissolution or upon distribution of our assets;

     - whether the shares of the series will be convertible into or exchangeable for other of Lennox's securities, and the price or prices or rate or rates at which conversion or exchange shall be exercised;

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

     - the voting rights, if any, of the holders of shares of the series; and

     - such other preferences and rights, privileges and restrictions applicable to any such series as may be permitted by law.

     Lennox believes that the ability of its board of directors to issue one or more series of preferred stock will provide it with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of preferred stock will be available for issuance without further action by Lennox stockholders, unless such action is required by applicable law or the rules of any stock exchange on which Lennox's securities may be listed or traded.

     Although Lennox's board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Lennox's board of directors will make any determination to issue such shares based on its judgment as to Lennox's best interests and the best interests of Lennox's stockholders. Lennox's board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making, without first negotiating with the board of directors, an acquisition attempt through which such acquiror may be able to change the composition of Lennox's board of directors, including a tender offer or other transaction that some, or a majority, of Lennox's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

BUSINESS COMBINATION STATUTE

     As a corporation organized under the laws of the State of Delaware, Lennox is subject to Section 203 of the Delaware General Corporation Law, which restricts specified business combinations between Lennox and an "interested stockholder" or its affiliates or associates for a period of three years following the time that the stockholder becomes an "interested stockholder." In general, an "interested stockholder" is defined as a stockholder owning 15% or more of Lennox's outstanding voting stock. The restrictions do not apply if:

     - prior to an interested stockholder becoming such, Lennox's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon completion of the transaction which resulted in any person becoming an interested stockholder, such interested stockholder owns at least 85% of Lennox's voting stock outstanding at the time the transaction commenced, excluding shares owned by employee stock ownership plans and persons who are both directors and officers of Lennox; or

     - at or subsequent to the time an interested stockholder becomes such, the business combination is both approved by Lennox's board of directors and authorized at an annual or special meeting of Lennox's stockholders, not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     Under some circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Lennox's certificate of incorporation does not exclude Lennox from the restrictions imposed under Section 203. It is anticipated that the provisions of
Section 203 may encourage companies interested in acquiring Lennox to negotiate in advance with its board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     The summary below describes provisions of Lennox's certificate of incorporation and bylaws. The provisions of Lennox's certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by Lennox's board of directors but that a stockholder might consider to be in such stockholder's best interest. Those provisions include:

     - restrictions on the rights of stockholders to remove directors;

     - prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting;

     - requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders; and

     - restrictions on business combination transactions with "related persons."

CLASSIFIED BOARD OF DIRECTORS; REMOVAL; NUMBER OF DIRECTORS; FILLING VACANCIES

     Lennox's certificate of incorporation and bylaws provide that the board of directors shall be divided into three classes, designated Class I, Class II and Class III, with the classes to be as nearly equal in number as possible. The term of office of each class shall expire at the third annual meeting of stockholders for the election of directors following the election of such class. See "Information About Lennox--Management of Lennox--Information Regarding the Board of Directors and Committees" on page 85 for a discussion of the directors in each class. Each director is to hold office until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal.

     Lennox's bylaws provide that the number of directors will be fixed from time to time by a resolution adopted by the board of directors; provided that the number so fixed shall not be more than 15 nor less than three directors. Lennox's bylaws also provide that any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, absent an amendment to the bylaws, Lennox's board of directors could prevent any stockholder from enlarging the board of directors and filling the new directorships with such stockholder's own nominees. Moreover, Lennox's certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of Lennox's voting stock at a special meeting of stockholders called expressly for that purpose.

     The classification of directors could have the effect of making it more difficult for stockholders to change the composition of Lennox's board of directors. At least two annual meetings of stockholders, instead of one, are generally required to effect a change in a majority of the board of directors. Such a delay may help ensure that Lennox's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the board of directors would be beneficial to Lennox and its stockholders and whether or not a majority of its stockholders believe that such a change would be desirable.

     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of Lennox, even though such an attempt might be beneficial to Lennox and its stockholders. The classification of the board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of Lennox's stock by purchasers whose objective is to take control of Lennox and remove a majority of the board of directors, the classification of the board of directors could tend to reduce the likelihood of fluctuations in the market price of Lennox common stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of opportunities to sell their shares of Lennox common stock at a higher market price than might otherwise be the case.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Lennox's certificate of incorporation and bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action may not be taken by written consent in lieu of a meeting. Special meetings of stockholders can be called only by Lennox's board of directors by a resolution adopted by a majority of the board of directors, or by the chairman of the board, vice chairman or the president. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting under the notice of meeting given by Lennox.

     The provisions of Lennox's certificate of incorporation and bylaws prohibiting stockholder action by written consent and permitting special meetings to be called only by the chairman, vice chairman or president, or at the request of a majority of the board or directors, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of Lennox's voting stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a Lennox stockholder could not force stockholder consideration of a proposal over the opposition of the chairman, vice chairman or president, or a majority of the board of directors, by calling a special meeting of stockholders prior to the time such parties believe such consideration to be appropriate.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER PROPOSALS

     Lennox's bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders.

     The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the board of directors, or by a stockholder who has given timely written notice containing specified information to Lennox's secretary prior to the meeting at which directors are to be elected, will be eligible for election as Lennox's directors. The stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the chairman of the board of directors, or in the absence of the chairman of the board, the president, or by a stockholder who has given timely written notice containing specified information to Lennox's secretary of such stockholder's intention to bring such business before such meeting. Under the stockholder notice procedure, for notice of stockholder nominations or proposals to be made at an annual meeting to be timely, such notice must be received by Lennox not less than 60 days nor more than 90 days in advance of such meeting. For notice of stockholder nominations or proposals to be made at a special meeting of stockholders to be timely, such notice must be received by Lennox not later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. However, in the event that less than 70 days notice or prior public disclosure of the date of the meeting of stockholders is given or made to the stockholders, to be timely, notice of a nomination or proposal delivered by the stockholder must be received by Lennox's secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting of stockholders was mailed or such public disclosure was made to the stockholders. If Lennox's board of directors or, alternatively, the presiding officer at a meeting, in the case of a stockholder proposal, or the chairman of the meeting, in the case of a stockholder nomination to the board of directors, determines at or prior to the meeting that business was not brought before the meeting or a person was not nominated in accordance with the stockholder notice procedure, such business will not be conducted at such meeting, or such person will not be eligible for election as a director, as the case may be.

     By requiring advance notice of nominations by stockholders, the stockholder notice procedure will afford Lennox's board of directors an opportunity to consider the qualifications of the proposed nominees and, to the extent considered necessary or desirable by the board of directors, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the stockholder notice procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent considered necessary or desirable by Lennox's board of directors, will provide the board of directors with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the board of directors' position regarding action to be taken regarding such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although Lennox's bylaws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Lennox and its stockholders.

FAIR PRICE PROVISION

     Lennox's certificate of incorporation contains a "fair price" provision that applies to specified business combination transactions involving any person, entity or group that beneficially owns at least 10% of Lennox's aggregate voting stock--such person, entity or group is sometimes referred to as a "related person." This provision requires the affirmative vote of the holders of not less than 80% of Lennox's voting stock to approve specified transactions between a related person and Lennox or its subsidiaries, including:

     - any merger, consolidation or share exchange;

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition of Lennox's assets, or the assets of any of Lennox's subsidiaries having a fair market value of more than 10% of Lennox's total consolidated assets, or assets representing more than 10% of Lennox's earning power and its subsidiaries taken as a whole, which is referred to as a "substantial part";

     - any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with Lennox or any of its subsidiaries of all or a substantial part of the assets of a related person;

     - the issuance or transfer of any of Lennox's securities or any of Lennox's subsidiaries by Lennox or any of its subsidiaries to a related person;

     - any reclassification of securities, recapitalization, or any other transaction involving Lennox or any of its subsidiaries that would have the effect of increasing the voting power of a related person;

     - the adoption of a plan or proposal for Lennox's liquidation or dissolution proposed by or on behalf of a related person;

     - the acquisition by or on behalf of a related person of shares constituting a majority of Lennox's voting power; and

     - the entering into of any agreement, contract or other arrangement providing for any of the transactions described above.

     This voting requirement will not apply to certain transactions, including:

          (a) any transaction approved by a two-thirds vote of the continuing directors; or

          (b) any transaction in which:

             (1) the consideration to be received by the holders of Lennox common stock, other than the related person involved in the business combination, is not less in amount than the highest per share price paid by the related person in acquiring any of its holdings of Lennox common stock; and

             (2) if necessary, a proxy statement complying with the requirements of the Securities Exchange Act of 1934 shall have been mailed at least 30 days prior to any vote on such business combination to all of Lennox's stockholders for the purpose of soliciting stockholder approval of such business combination.

     This provision could have the effect of delaying or preventing a change in control of Lennox in a transaction or series of transactions that did not satisfy the "fair price" criteria.

LIABILITY OF DIRECTORS; INDEMNIFICATION

     Lennox's certificate of incorporation provides that a director will not be personally liable for monetary damages to Lennox or its stockholders for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to Lennox or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for paying a dividend or approving a stock repurchase in violation of
       Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the director derived an improper personal benefit.

     Any amendment or repeal of such provision shall not adversely affect any right or protection of a director existing under such provision for any act or omission occurring prior to such amendment or repeal.

     Lennox's bylaws provide that each person who at any time serves or served as one of Lennox's directors or officers, or any person who, while one of Lennox's directors or officers, is or was serving at Lennox's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be entitled to indemnification and the advancement of expenses from Lennox, and to the fullest extent, permitted by Section 145 of the Delaware General Corporation Law or any successor statutory provision. Lennox will indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding because he or she is or was one of its directors or officers, or is or was serving at its request as a director or officer of another corporation, partnership or other enterprise. However, as provided in Section 145, this indemnification will only be provided if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, Lennox's best interests.

AMENDMENTS

     Lennox's certificate of incorporation provides that Lennox reserves the right to amend, alter, change, or repeal any provision contained in its certificate of incorporation, and all rights conferred to stockholders are granted subject to such reservation. The affirmative vote of holders of not less than 80% of Lennox's voting stock, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal specified provisions of Lennox's certificate of incorporation, including those provisions discussed in this section. In addition, the 80% vote described in the prior sentence shall not be required for any alteration, amendment, adoption of inconsistent provision or repeal of the "fair price" provision discussed under "--Fair Price Provision" on page 129 which is recommended to the stockholders by two-thirds of the continuing directors of Lennox and such alteration, amendment, adoption of inconsistent provision or repeal shall require the vote, if any, required under the applicable provisions of the Delaware General Corporation Law and Lennox's certificate of incorporation. In addition, Lennox's certificate of incorporation provides that stockholders may only adopt, amend or repeal Lennox's bylaws by the affirmative vote of holders of not less than 80% of Lennox's voting stock, voting together as a single class. Lennox's bylaws may be amended by its board of directors.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

     Lennox's certificate of incorporation authorizes the board of directors to create and issue rights, warrants and options entitling the holders of them to purchase from Lennox shares of any class or classes of Lennox's capital stock or other securities or property upon such terms and conditions as the board of directors may deem advisable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the shares of Lennox common stock is ChaseMellon Shareholder Services, L.L.C.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Lennox common stock offered by this joint proxy statement/prospectus and certain tax matters with respect to the merger will be passed upon for Lennox by Baker & Botts, L.L.P., Dallas, Texas. Certain tax matters with respect to the merger will be passed upon for Service Experts by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, Nashville, Tennessee.

                                    EXPERTS

     The financial statements and schedule of Lennox as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this joint proxy statement/prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports on the financial statements, and are included in this joint proxy statement/prospectus in reliance on the authority of that firm as experts in giving these reports.

     Ernst & Young LLP, independent auditors, have audited Service Experts' consolidated financial statements included in Service Experts' Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this joint proxy statement/ prospectus and elsewhere in the registration statement. Service Experts' financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Lennox and Service Experts file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Lennox's and Service Experts' SEC filings are also available to the public from commercial document retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

     Lennox filed a registration statement to register the Lennox common stock to be issued to Service Experts stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Lennox in addition to being a joint proxy statement for the meetings of Lennox and Service Experts stockholders. As allowed by the SEC's rules, this joint proxy statement/prospectus does not contain all the information you can find in the Lennox registration statement or the exhibits to the registration statement.

     The SEC allows Service Experts to "incorporate by reference" information into this joint proxy statement/prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information of Service Experts incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for information superseded by information in (or incorporated by reference in) this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. The following documents contain important information about Service Experts and its finances that are not included in or delivered with this joint proxy statement/prospectus:

          1. Service Experts' Annual Report on Form 10-K for the year ended December 31, 1998;

          2. Service Experts' Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 1999, June 30, 1999 and September 30, 1999; and

          3. Service Experts' Current Reports on Form 8-K dated January 28, 1999, February 5, 1999, February 24, 1999, March 9, 1999 and October 28, 1999.

     Service Experts is also incorporating by reference additional documents that it may file with the SEC pursuant to the Exchange Act between the date of this joint proxy statement/prospectus and the date of the Service Experts special meeting.

     Lennox has supplied all information contained in this joint proxy statement/prospectus relating to Lennox, and Service Experts has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Service Experts.

     If you are a stockholder of Service Experts, you may have been sent some of the documents incorporated by reference, but you can obtain any of them through Service Experts or the SEC. Documents incorporated by reference are available from Service Experts without charge, excluding any exhibits which are not specifically incorporated by reference as exhibits in this joint proxy statement/prospectus.

     Lennox stockholders may obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate party at the following address:

Lennox International Inc.        Service Experts, Inc.
2140 Lake Park Blvd.             Six Cadillac Drive, Suite 400
Richardson, Texas 75080          Brentwood, Tennessee 37027
Attention: Carl E. Edwards, Jr.  Attention: Investor Relations
(972) 497-5000                   (615) 371-9990

     If you would like to request documents from either company, please do so by January 13, 2000 to receive them before the special meetings.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. NEITHER LENNOX NOR SERVICE EXPERTS HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

                      SUBMISSION OF STOCKHOLDER PROPOSALS

     As a result of the contemplated completion of the merger, Service Experts does not currently intend to hold a 2000 annual meeting of stockholders. In the event such a meeting is held, any proposals of stockholders intended to be presented at the 2000 annual meeting of stockholders must have been received by the secretary of Service Experts no later than December 12, 1999. In addition, the proxy for the 2000 annual meeting of stockholders, if any, will confer discretionary authority to vote on any stockholder proposal received by Service Experts after February 25, 2000.

     Lennox's 2000 annual meeting of stockholders is expected to be held on April 28, 2000. Any Lennox stockholder who intended to submit a proposal for inclusion in the proxy materials for Lennox's 2000 annual meeting of stockholders must have submitted such proposal to the secretary of Lennox by November 22, 1999. Lennox's bylaws require stockholders who intend to propose business to be considered by stockholders at an annual meeting, other than stockholder proposals included in the proxy statement, to give written notice to the secretary of Lennox not less than 60 days nor more than 90 days prior to such annual meeting. Matters to be raised by a stockholder at Lennox's 2000 annual meeting of stockholders must be submitted on or after January 29, 2000 but no later than February 28, 2000. The written notice should be sent to the address under "Where You Can Find More Information" on page 131 and must include a brief description of the business, the reasons for conducting such business, any material interest in such business by the stockholder, the name and address of the stockholder, and any other stockholders known to be supporting the proposal, as they appear in Lennox's books and the number of shares of Lennox common stock beneficially owned by the stockholder on the date of the notice.

     SEC rules set forth standards as to what stockholder proposals are required to be included in a proxy statement for an annual meeting.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
INTERIM FINANCIAL STATEMENTS OF LENNOX INTERNATIONAL INC.
(Unaudited)
  Consolidated Balance Sheets as of December 31, 1998 and
     September 30, 1999.....................................    F-2
  Consolidated Statements of Income for the Nine Months
     Ended September 30, 1998 and 1999......................    F-3
  Consolidated Statements of Cash Flows for the Nine Months
     Ended September 30, 1998 and 1999......................    F-4
  Notes to Consolidated Financial Statements for the Nine
     Months Ended September 30, 1998 and 1999...............    F-5
ANNUAL FINANCIAL STATEMENTS OF LENNOX INTERNATIONAL INC.
  Report of Independent Public Accountants..................   F-10
  Consolidated Balance Sheets as of December 31, 1997 and
     1998...................................................   F-11
  Consolidated Statements of Income for the Years Ended
     December 31, 1996, 1997 and 1998.......................   F-12
  Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1996, 1997 and 1998...........   F-13
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1997 and 1998.......................   F-14
  Notes to Consolidated Financial Statements for the Years
     Ended December 31, 1996, 1997 and 1998.................   F-15

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 1998 AND SEPTEMBER 30, 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1999
                                                              ------------   -------------
                                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   28,389     $   41,122
  Accounts and notes receivable, net........................      318,858        484,420
  Inventories...............................................      274,679        327,067
  Deferred income taxes.....................................       37,426         38,406
  Other assets..............................................       36,183         40,081
                                                               ----------     ----------
          Total current assets..............................      695,535        931,096
INVESTMENTS IN JOINT VENTURES...............................       17,261         12,479
PROPERTY, PLANT AND EQUIPMENT, net..........................      255,125        302,285
GOODWILL, net...............................................      155,290        323,103
OTHER ASSETS................................................       29,741         40,471
                                                               ----------     ----------
          TOTAL ASSETS......................................   $1,152,952     $1,609,434
                                                               ==========     ==========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term debt...........................................   $   56,070     $  157,270
  Current maturities of long-term debt......................       18,778         25,424
  Accounts payable..........................................      149,824        200,088
  Accrued expenses..........................................      207,040        206,882
  Income taxes payable......................................          534          9,271
                                                               ----------     ----------
          Total current liabilities.........................      432,246        598,935
LONG-TERM DEBT..............................................      242,593        309,467
DEFERRED INCOME TAXES.......................................       11,628         12,726
POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS................       16,511         15,735
OTHER LIABILITIES...........................................       60,845         70,336
                                                               ----------     ----------
          Total liabilities.................................      763,823      1,007,199
MINORITY INTEREST...........................................       12,689         15,213
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 25,000,000 shares
     authorized, no shares issued or outstanding............           --             --
  Common stock, $.01 par value, 200,000,000 shares
     authorized, 44,958,240 shares and 35,546,940 shares
     issued and outstanding for 1999 and 1998,
     respectively...........................................          355            450
  Additional paid-in capital................................       32,889        199,302
  Retained earnings.........................................      350,851        398,412
  Currency translation adjustments..........................       (7,655)       (11,142)
                                                               ----------     ----------
          Total stockholders' equity........................      376,440        587,022
                                                               ----------     ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........   $1,152,952     $1,609,434
                                                               ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      FOR THE
                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                 1998         1999
                                                              ----------   ----------
NET SALES...................................................  $1,364,799   $1,749,953
COST OF GOODS SOLD..........................................     930,464    1,199,611
                                                              ----------   ----------
          Gross Profit......................................     434,335      550,342
OPERATING EXPENSES:
  Selling, general and administrative.......................     331,294      422,529
  Other operating expenses, net.............................       6,247        6,486
                                                              ----------   ----------
          Income from operations............................      96,794      121,327
INTEREST EXPENSE, net.......................................      10,903       24,193
OTHER.......................................................       1,286         (403)
MINORITY INTEREST...........................................        (583)         212
                                                              ----------   ----------
          Income before income taxes........................      85,188       97,325
PROVISION FOR INCOME TAXES..................................      35,220       39,840
                                                              ----------   ----------
          Net income........................................  $   49,968   $   57,485
                                                              ==========   ==========
EARNINGS PER SHARE:
  Basic.....................................................  $     1.44   $     1.52
  Diluted...................................................  $     1.40   $     1.48

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
                           (UNAUDITED, IN THOUSANDS)

                                                                     FOR THE
                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  49,968   $  57,485
    Adjustments to reconcile net income to net cash provided
      by (used in) operating activities--
       Minority interest....................................       (583)        212
       Joint venture losses.................................      2,514       2,409
       Depreciation and amortization........................     28,126      41,825
       Loss on disposal of equipment........................         51         701
       Other................................................       (385)       (994)
    Changes in assets and liabilities, net of effects of
      acquisitions and divestitures--
       Accounts and notes receivable........................    (75,569)    (94,086)
       Inventories..........................................    (54,723)    (11,873)
       Other current assets.................................     (2,618)     (3,682)
       Accounts payable.....................................     54,605      18,718
       Accrued expenses.....................................    (12,215)     (9,946)
       Deferred income taxes................................     (3,375)      2,184
       Income taxes payable and receivable..................     17,087      17,014
       Long-term warranty, deferred income and other
       liabilities..........................................    (21,102)     (2,559)
                                                              ---------   ---------
         Net cash provided by (used in) operating
           activities.......................................    (18,219)     17,408
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the disposal of property, plant and
    equipment...............................................        284         746
  Purchases of property, plant and equipment................    (30,505)    (53,203)
  Sale of operating unit....................................         --       5,490
  Investments in joint ventures.............................         --        (567)
  Acquisitions, net of cash acquired........................   (130,630)   (226,127)
                                                              ---------   ---------
         Net cash used in investing activities..............   (160,851)   (273,661)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings.....................................       (956)     96,554
  Repayments of long-term debt..............................     (1,223)     (2,619)
  Long-term borrowings......................................     75,000      43,917
  Sales of common stock.....................................      8,611     141,799
  Repurchases of common stock...............................     (5,306)       (152)
  Cash dividends paid.......................................     (7,781)     (9,924)
                                                              ---------   ---------
         Net cash provided by financing activities..........     68,345     269,575
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............   (110,725)     13,322
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS.......     (1,377)       (589)
CASH AND CASH EQUIVALENTS, beginning of period..............    147,802      28,389
                                                              ---------   ---------
CASH AND CASH EQUIVALENTS, end of period....................  $  35,700   $  41,122
                                                              =========   =========
Supplementary disclosures of cash flow information:
  Cash paid during the period for:
    Interest................................................  $  10,227   $  20,830
                                                              =========   =========
    Income taxes............................................  $  21,508   $  21,637
                                                              =========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           LENNOX INTERNATIONAL INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1999
                                  (UNAUDITED)

1. BASIS OF PRESENTATION AND OTHER ACCOUNTING INFORMATION

     The accompanying unaudited consolidated balance sheet as of September 30, 1999, and the consolidated statements of income and cash flows for the nine months ended September 30, 1998 and 1999 should be read in conjunction with Lennox International Inc.'s (the "Company") consolidated financial statements and the accompanying footnotes as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included elsewhere herein. In the opinion of management, the accompanying consolidated financial statements contain all material adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations, and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to applicable rules and regulations, although the Company believes that the disclosures herein are adequate to make the information presented not misleading. The operating results for the interim periods are not necessarily indicative of the results to be expected for a full year.

     The Company's fiscal year ends on December 31 of each year, and the Company's quarters are each comprised of 13 weeks. For convenience, throughout these financial statements, the 13 weeks comprising each three month period are denoted by the last day of the respective calendar quarter.

2. PRODUCT INSPECTION CHARGE

     During 1997, the Company recorded a pre-tax charge of $140 million to provide for projected expenses of the product inspection program related to its Pulse furnace. The Company offered the owners of all Pulse furnaces installed between 1982 and 1990 a subsidized inspection and a free carbon monoxide detector. The inspection included a severe pressure test to determine the serviceability of the heat exchanger. If the heat exchanger did not pass the test, the Company either replaced the heat exchanger or offered a new furnace and subsidized the labor costs for installation. The cost required for the program was a function of the number of furnaces located, the percentage of those located that did not pass the pressure test, and the replacement option chosen by the homeowner.

     The program ended June 1999 and future expenses associated with the program are not expected to be significant.

3. REPORTABLE BUSINESS SEGMENTS

     As of December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, which requires disclosure of business segment data in accordance with the "management approach." The management approach is based on the way segments are organized within

                           LENNOX INTERNATIONAL INC.

the Company for making operating decisions and assessing performance. The Company's business operations are organized within the following four reportable business segments as follows (in thousands):

                                                                      FOR THE
                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                         NET SALES                               1998         1999
                         ---------                            ----------   ----------
North American residential..................................  $  764,124   $1,009,411
Commercial air conditioning.................................     286,209      337,985
Commercial refrigeration....................................     176,058      238,351
Heat transfer(1)............................................     138,408      164,206
                                                              ----------   ----------
                                                              $1,364,799   $1,749,953
                                                              ==========   ==========

---------------

(1) In addition to the sales described above, the Heat Transfer segment had affiliate intersegment sales of $21,133 and $17,696 for the nine months ended September 30, 1998 and 1999, respectively.

                                                                    FOR THE
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
               INCOME (LOSS) FROM OPERATIONS                    1998       1999
               -----------------------------                  --------   --------
North American residential..................................  $100,683   $109,441
Commercial air conditioning.................................    (3,303)     6,285
Commercial refrigeration....................................    17,092     19,095
Heat transfer...............................................    11,274     10,308
Corporate and other.........................................   (28,952)   (23,802)
                                                              --------   --------
                                                              $ 96,794   $121,327
                                                              ========   ========

                                                     AS OF DECEMBER 31,   AS OF SEPTEMBER 30,
                IDENTIFIABLE ASSETS                         1998                 1999
                -------------------                  ------------------   -------------------
North American residential.........................      $  528,660           $  789,016
Commercial air conditioning........................         198,982              274,376
Commercial refrigeration...........................         194,601              247,960
Heat transfer......................................          88,633              162,530
Corporate and other................................         142,076              135,552
                                                         ----------           ----------
                                                         $1,152,952           $1,609,434
                                                         ==========           ==========

4. INVENTORIES:

     Components of inventories are as follows (in thousands):

                                                     AS OF DECEMBER 31,   AS OF SEPTEMBER 30,
                                                            1998                 1999
                                                     ------------------   -------------------
Finished goods.....................................       $177,490             $206,231
Repair parts.......................................         31,674               35,176
Work in process....................................         15,574               34,127
Raw materials......................................        102,876               99,975
                                                          --------             --------
                                                           327,614              375,509
Reduction for last-in, first-out...................         52,935               48,442
                                                          --------             --------
                                                          $274,679             $327,067
                                                          ========             ========

                           LENNOX INTERNATIONAL INC.

5. LINES OF CREDIT AND SHORT-TERM DEBT:

     The Company has bank lines of credit and short-term facilities that provide for aggregate borrowings of $337 million, of which $157 million was outstanding at September 30, 1999 with a weighted average interest rate of 6.1%. The unsecured note agreements and lines of credit provide for restrictions with respect to additional borrowings and maintenance of capital.

     On July 29, 1999 the Company entered into a new Revolving Credit Facility Agreement with a syndicate of banks providing a revolving credit line of up to $300 million. The facility contains certain financial covenants and bears interest, at the Company's option, at a rate equal to either (a) the greater of the bank's prime rate or the federal funds rate plus 0.5% or (b) the London Interbank Offered Rate plus a margin equal to 0.5% to 1.125%, depending upon our ratio of total funded debt to EBITDA. The agreement provides for restrictions on additional debt, maintenance of capital and limitations on interest expense.

6. EARNINGS PER SHARE:

     Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted average number of shares and the number of equivalent shares assumed outstanding, if dilutive, under the Company's stock-based compensation plans. Diluted earnings per share are computed as follows (in thousands, except per share amounts):

                                                                   FOR THE
                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               1998      1999
                                                              -------   -------
Net income..................................................  $49,968   $57,485
                                                              =======   =======
Weighted average shares outstanding.........................   34,775    37,910
Effect of assumed exercise of options.......................      792       878
                                                              -------   -------
  Weighted average shares outstanding, as adjusted..........   35,567    38,788
                                                              =======   =======
Diluted earnings per share..................................  $  1.40   $  1.48
                                                              =======   =======

7. INVESTMENTS IN SUBSIDIARIES

  Livernois

     In May 1999, the Company acquired Livernois Engineering Holding Company, its operating subsidiary and its licensed patents for $18.9 million. Livernois produces heat transfer manufacturing equipment for the HVACR and automotive industries. The purchase price, consisting of cash of $13.2 million and $5.7 million in shares of the Company's common stock (304,953 shares), has been allocated, based on fair value, to identifiable assets totaling $16.0 million and to liabilities totaling $3.0 million, with $5.9 million being allocated to goodwill. This goodwill is being amortized over 40 years. The acquisition was accounted for in accordance with the purchase method of accounting. The results of the operations of Livernois have been fully consolidated with those of the Company since the date of acquisition.

  Dealers

     In September 1998, the Company initiated a program to acquire high quality heating and air conditioning dealers (the "Dealers") in metropolitan areas in the United States and Canada to market "Lennox" and other brands of heating and air conditioning products. During the first nine months of 1999,

                           LENNOX INTERNATIONAL INC.

the Company acquired 62 additional Dealers in Canada and the United States. The aggregate purchase price for the Dealers acquired was $141.2 million, consisting of cash of $140.2 million and $1.0 million in shares of the Company's common stock (59,970 shares). These acquisitions were accounted for in accordance with the purchase method of accounting. The purchase price of each Dealer has been allocated, based on fair values, to identifiable assets totaling $64.4 million and to liabilities totaling $40.4 million with $117.2 million being allocated to goodwill, which is being amortized over 40 years. The results of the operations of the Dealers have been fully consolidated with those of the Company since the dates of acquisition.

  Kirby

     In June 1999, the Company acquired the outstanding stock of James N. Kirby Pty. Ltd., an Australian manufacturer and distributor of refrigeration and heat transfer technology. The purchase price of $65.4 million was paid in cash and in shares of the Company's common stock (650,430 shares) in the amounts of $49.3 million and $16.1 million, respectively. The acquisition was accounted for in accordance with the purchase method of accounting, and accordingly, the purchase price was allocated, based on fair value, to identifiable assets totaling $76.0 million and to liabilities totaling $50.2 million, with $39.6 million being allocated to goodwill. In order to finance the cash portion of the purchase price, the Company borrowed approximately $49.3 million in the form of three promissory notes. The first promissory note of $16.1 million bears interest at 5.68% and is payable December 31, 1999 at which time permanent financing will be arranged. The second promissory note of $11.6 million is payable in June 2000 at no interest charge. The third promissory note of $21.6 million is payable $11.1 million in 2001 and $10.5 million in 2002. The stated interest rate on the third promissory note escalates from no interest in year one to 4% in year three. Accordingly, the Company recorded a discount on the third promissory note of $1.6 million, which is being amortized over three years, to record the promissory note at fair value. The goodwill is being amortized over 40 years. In conjunction with the acquisition, the Company assumed a $20.5 million promissory note bearing interest at 5.5% which is payable upon the arranging of permanent financing. The results of the operations of this acquired company have been fully consolidated with those of the Company since the date of acquisition.

     The following table presents the pro forma results as if the above companies had been acquired on January 1, 1998 (in thousands, except per share data):

                                                                       FOR THE
                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                               -----------------------
                                                                  1998         1999
                                                               ----------   ----------
Net sales...................................................   $1,621,750   $1,941,933
Net income..................................................       61,465       66,417
Basic earnings per share....................................         1.72         1.71
Diluted earnings per share..................................         1.68         1.67

  Ets. Brancher

     The Company has entered into an agreement to purchase the remaining 30% interest in Ets. Brancher for 102.5 million French francs (approximately $17 million) on March 31, 2000.

8. INITIAL PUBLIC OFFERING

     On August 3, 1999, the Company completed an initial public offering of its common stock in which 8,088,490 shares of common stock were issued at an offering price of $18.75 per share. The Company borrowed $67 million under the revolving credit agreement on August 3, 1999, using these proceeds and

                           LENNOX INTERNATIONAL INC.

the proceeds from the initial public offering of approximately $140 million to retire all outstanding loans under the previous United States based revolving credit and short-term credit facilities.

9. SUBSEQUENT EVENTS

     Between September 30, 1999 and October 30, 1999, the Company acquired nine additional Dealers for approximately $29 million in cash and $1.1 million in shares of the Company's common stock (82,893 shares). As of October 30, 1999, the Company had signed letters of intent to acquire six additional Dealers in Canada and 19 Dealers in the United States for an aggregate purchase price of approximately $52 million.

     On October 29, 1999 the Company purchased certain assets and assumed certain related liabilities of The Ducane Company, Inc. and a related company. The purchase price was approximately $45 million, with a contingent payment based on net assets purchased at the closing.

     The Company has entered into a definitive agreement to acquire the common stock of Service Experts, Inc., a heating, ventilation and air conditioning service company comprised of retail businesses within the United States. The agreement provides for an exchange of shares wherein each share of common stock of Service Experts, Inc. will be exchanged for 0.67 of a share of Company common stock. Service Experts, Inc. will then become a wholly-owned subsidiary of the Company. The Company will issue approximately 12.2 million shares of Company common stock in the acquisition valued at approximately $140 million, plus assume certain stock options, warrants and convertible securities. The Company will also assume approximately $160 million of debt in the acquisition. The acquisition will be accounted for in accordance with the purchase method of accounting and is expected to be completed during the first quarter of 2000, subject to approval of governing regulatory bodies and shareholders at both companies.

     The Company announced a two-phase stock buy-back plan to repurchase, depending on market conditions and other factors, up to 5 million shares of Lennox common stock. This may include up to 2 million shares before the closing of the acquisition of Service Experts, Inc., with the remainder to be acquired after the closing of the acquisition. Purchases under the share repurchase program will be made on an open-market basis at prevailing market prices. The timing of any repurchases will depend on market conditions, the market price of Lennox's common stock, and management's assessment of the Company's liquidity and cash flow needs.

     Labor agreements have been reached between the Company and the labor unions representing employees in the Marshalltown, Iowa and Toronto, Ontario factories. The Marshalltown agreement has a term of five years and is effective November 1999. The Toronto agreement has a term of two years and is retroactive to April 1999.

     The Company has signed an agreement with The Prudential Insurance Company of America which will allow the Company to borrow up to $100 million in the form of senior notes from time to time within the first three years of the agreement. Currently, there are no funds borrowed under this agreement.

     The Company elected to exercise its option to prepay, in December 1999, $19.7 million of Series H Senior Promissory Notes due in 2003 with an interest rate at 9.69%. In the fourth quarter of 1999, an interest premium will be paid to make this election. The amount of the premium is not significant.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Lennox International Inc.:

     We have audited the accompanying consolidated balance sheets of Lennox International Inc. (a Delaware corporation) and Subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lennox International Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
February 18, 1999

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1998
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                1997        1998
                                                              --------   ----------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $147,802   $   28,389
  Accounts and notes receivable, net........................   273,229      318,858
  Inventories...............................................   183,077      274,679
  Deferred income taxes.....................................    51,137       37,426
  Other assets..............................................    15,260       36,183
                                                              --------   ----------
          Total current assets..............................   670,505      695,535
INVESTMENTS IN JOINT VENTURES...............................    14,803       17,261
PROPERTY, PLANT, AND EQUIPMENT, net.........................   215,333      255,125
GOODWILL, net...............................................    42,620      155,290
OTHER ASSETS................................................    27,631       29,741
                                                              --------   ----------
          TOTAL ASSETS......................................  $970,892   $1,152,952
                                                              ========   ==========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt...........................................  $  6,021   $   56,070
  Current maturities of long-term debt......................     8,926       18,778
  Accounts payable..........................................   104,679      149,824
  Accrued expenses..........................................   210,668      207,040
  Income taxes payable......................................     4,320          534
                                                              --------   ----------
          Total current liabilities.........................   334,614      432,246
LONG-TERM DEBT..............................................   183,583      242,593
DEFERRED INCOME TAXES.......................................     2,690       11,628
POSTRETIREMENT BENEFITS, OTHER THAN PENSIONS................    17,288       16,511
OTHER LIABILITIES...........................................    92,471       60,845
                                                              --------   ----------
          Total liabilities.................................   630,646      763,823
                                                              --------   ----------
MINORITY INTEREST...........................................    14,768       12,689
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 25,000,000 shares
     authorized, no shares issued or outstanding............        --           --
  Common stock, $.01 par value, 200,000,000 shares
     authorized, 34,407,384 shares and 35,546,940 shares
     issued and outstanding for 1997 and 1998,
     respectively...........................................       344          355
  Additional paid-in capital................................    19,260       32,889
  Retained earnings.........................................   309,610      350,851
  Currency translation adjustments..........................    (3,736)      (7,655)
                                                              --------   ----------
          Total stockholders' equity........................   325,478      376,440
                                                              --------   ----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........  $970,892   $1,152,952
                                                              ========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1996         1997         1998
                                                           ----------   ----------   ----------
NET SALES................................................  $1,364,546   $1,444,442   $1,821,836
COST OF GOODS SOLD.......................................     961,696    1,005,913    1,245,623
                                                           ----------   ----------   ----------
          Gross profit...................................     402,850      438,529      576,213
OPERATING EXPENSES:
  Selling, general and administrative....................     298,049      326,280      461,143
  Other operating expense, net...........................       4,213        7,488        8,467
  Product inspection charge..............................          --      140,000           --
                                                           ----------   ----------   ----------
          Income (loss) from operations..................     100,588      (35,239)     106,603
INTEREST EXPENSE, net....................................      13,417        8,515       16,184
OTHER....................................................        (943)       1,955        1,602
MINORITY INTEREST........................................          --         (666)        (869)
                                                           ----------   ----------   ----------
          Income (loss) before income taxes..............      88,114      (45,043)      89,686
PROVISION (BENEFIT) FOR INCOME TAXES.....................      33,388      (11,493)      37,161
                                                           ----------   ----------   ----------
          Net income (loss)..............................  $   54,726   $  (33,550)  $   52,525
                                                           ==========   ==========   ==========
EARNINGS (LOSS) PER SHARE:
  Basic..................................................  $     1.62   $    (0.99)  $     1.50
  Diluted................................................  $     1.59   $    (0.99)  $     1.47

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           COMMON STOCK
                                       --------------------
                                         SHARES               ADDITIONAL               CURRENCY         TOTAL
                                       ISSUED AND              PAID-IN     RETAINED   TRANSLATION   STOCKHOLDERS'   COMPREHENSIVE
                                       OUTSTANDING   AMOUNT    CAPITAL     EARNINGS   ADJUSTMENTS      EQUITY          INCOME
                                       -----------   ------   ----------   --------   -----------   -------------   -------------
BALANCE AT DECEMBER 31, 1995.........    32,956       $330     $ 3,758     $313,044     $(1,819)      $315,313        $     --
  Net income.........................        --         --          --       54,726          --         54,726          54,726
  Dividends, $0.26 per share.........        --         --          --       (8,845)         --         (8,845)             --
  Stock dividend--2%.................       660          6       6,091       (6,097)         --             --              --
  Foreign currency translation
    adjustments......................        --         --          --           --        (156)          (156)           (156)
  Common stock repurchased...........      (138)        (1)     (1,459)          --          --         (1,460)             --
  Common stock issued................       225          2       1,884           --          --          1,886              --
                                                                                                                      --------
  Comprehensive income...............        --         --          --           --          --             --          54,570
                                         ------       ----     -------     --------     -------       --------        ========
BALANCE AT DECEMBER 31, 1996.........    33,703        337      10,274      352,828      (1,975)       361,464              --
  Net loss...........................        --         --          --      (33,550)         --        (33,550)        (33,550)
  Dividends, $0.28 per share.........        --         --          --       (9,668)         --         (9,668)             --
  Foreign currency translation
    adjustments......................        --         --          --           --      (1,761)        (1,761)         (1,761)
  Common stock repurchased...........      (369)        (4)     (4,888)          --          --         (4,892)             --
  Common stock issued................     1,073         11      13,874           --          --         13,885              --
                                                                                                                      --------
  Comprehensive income (loss)........        --         --          --           --          --             --         (35,311)
                                         ------       ----     -------      -------     -------       --------        ========
BALANCE AT DECEMBER 31, 1997.........    34,407        344      19,260      309,610      (3,736)       325,478              --
  Net income.........................        --         --          --       52,525          --         52,525          52,525
  Dividends, $0.32 per share.........        --         --          --      (11,284)         --        (11,284)             --
  Foreign currency translation
    adjustments......................        --         --          --           --      (3,919)        (3,919)         (3,919)
  Common stock repurchased...........      (506)        (5)     (8,505)          --          --         (8,510)             --
  Common stock issued................     1,646         16      22,134           --          --         22,150              --
                                                                                                                      --------
  Comprehensive income...............        --         --          --           --          --             --        $ 48,606
                                         ------       ----     -------     --------     -------       --------        ========
BALANCE AT DECEMBER 31, 1998.........    35,547       $355     $32,889     $350,851     $(7,655)      $376,440
                                         ======       ====     =======     ========     =======       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                                 (IN THOUSANDS)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1996        1997         1998
                                                              ---------   ---------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 54,726    $(33,550)   $  52,525
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activities:
       Minority interest....................................        --        (666)        (869)
       Joint venture losses.................................     1,118       1,782        3,111
       Depreciation and amortization........................    34,149      33,430       43,545
       Loss (gain) on disposal of equipment.................     1,315        (251)         570
       Other................................................      (962)      2,112         (130)
     Changes in assets and liabilities, net of effects of
       acquisitions:
       Accounts and notes receivable........................    13,269     (25,878)     (20,567)
       Inventories..........................................    28,539      17,258      (52,445)
       Other current assets.................................    (3,239)      3,622       (4,739)
       Accounts payable.....................................    (3,018)     (4,774)      29,851
       Accrued expenses.....................................    38,774      64,400      (17,040)
       Deferred income taxes................................    (5,103)    (42,195)      26,424
       Income taxes payable and receivable..................     4,166      (2,361)     (18,610)
       Long-term warranty, deferred income and other
          liabilities.......................................    (4,890)     45,557      (36,662)
                                                              --------    --------    ---------
          Net cash provided by operating activities.........   158,844      58,486        4,964
                                                              --------    --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from the disposal of property, plant and
     equipment..............................................       547       4,205          538
  Purchases of property, plant and equipment................   (31,903)    (34,581)     (52,435)
  Investments in joint ventures.............................   (23,395)     (3,735)        (458)
  Acquisitions, net of cash acquired........................        --     (10,527)    (160,063)
  Proceeds from the sale of businesses......................    17,633          --           --
                                                              --------    --------    ---------
          Net cash used in investing activities.............   (37,118)    (44,638)    (212,418)
                                                              --------    --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term borrowings.....................................        --      (3,732)      36,724
  Repayments of long-term debt..............................   (34,588)     (5,712)     (12,499)
  Long-term borrowings......................................        --       5,572       75,044
  Sales of common stock.....................................       630         729        9,607
  Repurchases of common stock...............................    (1,460)     (4,892)      (8,510)
  Cash dividends paid.......................................    (8,560)     (9,312)     (10,820)
                                                              --------    --------    ---------
          Net cash provided by (used in) financing
            activities......................................   (43,978)    (17,347)      89,546
                                                              --------    --------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............    77,748      (3,499)    (117,908)
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS.......       318        (576)      (1,505)
CASH AND CASH EQUIVALENTS, beginning of year................    73,811     151,877      147,802
                                                              --------    --------    ---------
CASH AND CASH EQUIVALENTS, end of year......................  $151,877    $147,802    $  28,389
                                                              ========    ========    =========
Supplementary disclosures of cash flow information:
  Cash paid during the year for:
     Interest...............................................  $ 18,481    $ 15,016    $  20,351
                                                              ========    ========    =========
     Income taxes...........................................  $ 34,198    $ 33,938    $  29,347
                                                              ========    ========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

1. NATURE OF OPERATIONS:

     Lennox International Inc. and subsidiaries (the "Company"), a Delaware corporation, is a global designer, manufacturer, and marketer of a broad range of products for the heating, ventilation, air conditioning, and refrigeration ("HVACR") markets. The Company participates in four reportable business segments of the HVACR industry. The first is North American residential heating, air conditioning and hearth products in which the Company manufactures and markets a full line of these products for the residential replacement and new construction markets in North America. The second reportable segment is the global commercial air conditioning market in which the Company manufactures and sells rooftop products and applied systems for commercial applications. The third is the global commercial refrigeration market which consists of unit coolers, condensing units and other commercial refrigeration products. The fourth reportable segment is heat transfer products in which the Company designs, manufactures and sells evaporator and condenser coils, copper tubing, and related equipment to original equipment manufacturers ("OEMs") and other specialty purchasers on a global basis. See Note 4 for financial information regarding the Company's reportable segments.

     The Company sells its products to numerous types of customers, including distributors, installing dealers, national accounts and OEMs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements include the accounts of Lennox International Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated. Investments in joint ventures where the Company has a 50% or less ownership interest are being accounted for using the equity method of accounting.

     As discussed in Note 7, the Company increased its ownership in Ets. Brancher from 50% to 70% in September 1997. As a result, the Company assumed control of the venture and began consolidating the financial position and results of operations in the fourth quarter of 1997. Previously, the Company used the equity method of accounting for its investment in this entity.

  Cash Equivalents

     The Company considers all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash equivalents consist of investment grade securities and are stated at cost which approximates fair value. The Company earned interest income of $4.8 million, $6.4 million and $4.5 million for the years ended December 31, 1996, 1997 and 1998, respectively, which is included in interest expense, net on the accompanying consolidated statements of income.

  Accounts and Notes Receivable

     Accounts and notes receivable have been shown net of an allowance for doubtful accounts of $16.9 million and $18.5 million as of December 31, 1997 and 1998, respectively. The Company has no significant credit risk concentration among its diversified customer base.

  Inventories

     Inventory costs include applicable material, labor, depreciation, and plant overhead. Inventories of $125.5 million and $169.6 million in 1997 and 1998, respectively, are valued at the lower of cost or market using the last-in, first-out (LIFO) cost method. The remaining portion of the inventory is valued at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) basis.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost. Expenditures for renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses resulting from the dispositions of property, plant and equipment are included in other operating expense. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................   10 to 39 years
Machinery and equipment.....................................    3 to 10 years

  Goodwill and Other Intangible Assets

     Goodwill and other intangible assets have been recorded based on their fair value at the date of acquisition and are being amortized on a straight-line basis over periods generally ranging from thirty to forty years. As of December 31, 1997 and 1998, accumulated amortization was $26.5 million and $34.4 million, respectively.

     The Company periodically reviews long-lived assets and identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. In order to assess recoverability, the Company compares the estimated expected future cash flows (undiscounted and without interest charges) identified with each long-lived asset or related asset grouping to the carrying amount of such assets. For purposes of such comparisons, portions of goodwill are attributed to related long-lived assets and identifiable intangible assets based upon relative fair values of such assets at acquisition. If the expected future cash flows do not exceed the carrying value of the asset or assets being reviewed, an impairment loss is recognized based on the excess of the carrying amount of the impaired assets over their fair value. As a result of these periodic reviews, there have been no adjustments to the carrying value of long-lived assets, identifiable intangibles, or goodwill in 1996, 1997 and 1998.

  Product Warranties

     A liability for estimated warranty expense is established by a charge against operations at the time products are sold. The subsequent costs incurred for warranty claims serve to reduce the product warranty liability. The Company recorded warranty expense of $14.6 million, $17.7 million and $15.6 million for the years ended December 31, 1996, 1997, and 1998, respectively.

     The Company's estimate of future warranty costs is determined for each product line. The number of units that are expected to be repaired or replaced is determined by applying the estimated failure rate, which is generally based on historical experience, to the number of units that have been sold and are still under warranty. The estimated units to be repaired under warranty are multiplied by the average cost (undiscounted) to repair or replace such products to determine the Company's estimated future warranty cost. The Company's estimated future warranty cost is subject to adjustment from time to time depending on actual experience.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

     Total liabilities for estimated warranty expense are $155.7 million and $83.2 million as of December 31, 1997 and 1998, respectively, and are included in the following captions on the accompanying consolidated balance sheets (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                             1997      1998
                                                           --------   -------
Current accrued expenses.................................  $ 94,042   $48,467
Other non-current liabilities............................    61,617    34,707
                                                           --------   -------
                                                           $155,659   $83,174
                                                           ========   =======

     Liabilities for estimated warranty expense as of December 31, 1997 and 1998, include approximately $113.4 million and $27.3 million, respectively, in remaining estimated liabilities associated with a product inspection program initiated in 1997 (see Note 3).

  Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Revenue Recognition

     Sales are recorded when products are shipped or when services are rendered.

  Research and Development Expenses

     Research and development costs are expensed as incurred. The Company expended approximately $23.2 million, $25.4 million, and $33.3 million for the years ended December 31, 1996, 1997, and 1998, respectively, for research and product development activities. Research and development costs are included in selling, general and administrative expense on the accompanying consolidated statements of income.

  Advertising

     Production costs of commercials and programming are charged to operations in the period first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the period incurred. Advertising expense was $36.4 million, $37.9 million, and $50.2 million for the years ended December 31, 1996, 1997, and 1998, respectively.

  Translation of Foreign Currencies

     All assets and liabilities of foreign subsidiaries and joint ventures are translated into United States dollars using rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates during the respective years. The unrealized translation gains and losses are accumulated in a separate component of stockholders' equity. Transaction gains (losses) included in the accompanying statements of income were $943,000, $(1,955,000), and $(1,602,000) for the years ended December 31, 1996, 1997, and
1998, respectively.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

  Foreign Currency Contracts

     The Company has entered into foreign currency exchange contracts to hedge its investment in Ets. Brancher S.A. (see Note 7) and not to engage in currency speculation. These contracts do not subject the Company to risk from exchange rate movements because the gains or losses on the contracts offset the losses or gains, respectively, on the assets and liabilities of the subsidiary. The Company has entered into contracts to sell 165.5 million French francs on May 7, 2003 for $31.7 million. The fair value of these contracts was approximately $4.1 million and $2.1 million as of December 31, 1997 and 1998, respectively.

     These contracts require the Company to exchange French francs for United States dollars at maturity (May 2003), at rates agreed to at inception of the contracts. If the counterparty to the exchange contracts does not fulfill their obligations to deliver the contracted currencies, the Company could be at risk for any currency related fluctuations. The gains and losses associated with these contracts, net of tax, are recorded as a component of currency translation adjustments on the accompanying 1996, 1997 and 1998 consolidated statements of stockholders' equity.

     The Company from time to time enters into foreign currency exchange contracts to hedge receivables from its foreign subsidiaries, and not to engage in currency speculation. These contracts do not subject the Company to risk from exchange rate movements because the gains or losses on the contracts offset losses or gains, respectively, on the receivables being hedged. As of December 31, 1998, the Company had obligations to deliver $33.2 million of various foreign currencies within the next three months, for which the counterparties to the contracts will pay fixed contract amounts. The fair values of such contracts were insignificant as of December 31, 1998.

  Purchase Commitments

     The Company has contracts with various suppliers to purchase copper and aluminum for use in its manufacturing processes. As of December 31, 1998, the Company had contracts to purchase 19.8 million pounds of copper over the next 24 months at fixed prices that average $0.76 per pound ($15.1 million) and contracts to purchase 6 million pounds of copper at a variable price equal to the COMEX copper price ($0.72 per pound at December 31, 1998) over the next 12 months. The Company also had contracts to purchase 23.4 million pounds of aluminum at $0.68 per pound ($15.9 million) over the next 12 months. The fair value of the copper and aluminum purchase commitments was insignificant as of December 31, 1997 and was a liability of $2.6 million at December 31, 1998.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. PRODUCT INSPECTION CHARGE:

     During 1997, the Company recorded a pre-tax charge of $140.0 million to provide for projected expenses of the product inspection program related to its Pulse furnace. The Company has offered the owners of Pulse furnaces installed between 1982 and 1990 a subsidized inspection and a free carbon monoxide detector. The inspection includes a severe pressure test to determine the serviceability of the heat exchanger. If the heat exchanger does not pass the test, the Company will either replace the heat exchanger or offer a new furnace and subsidize the labor costs for installation. The cost required for the

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES program depends on the number of furnaces located, the percentage of those located that do not pass the pressure test, and the replacement option chosen by the homeowner.

     As of December 31, 1998, the Company had incurred approximately $112.7 million in costs related to the product inspection program. Consequently, there is a current liability of $27.3 million recorded on the accompanying consolidated balance sheet as of December 31, 1998, to accrue for the estimated remaining costs of the program. The product inspection program ends in June 1999 and the Company believes its current liability of $27.3 million is adequate to cover the remaining costs of the program.

4. REPORTABLE BUSINESS SEGMENTS:

     As of December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, which requires disclosure of business segment data in accordance with the "management approach." The management approach is based on the way segments are organized within the Company for making operating decisions and assessing performance. The Company's business operations are organized within the following four reportable business segments as follows (in thousands):

                                             FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------
                                              1996         1997         1998
                                           ----------   ----------   ----------
Net Sales
  North American residential.............  $  857,131   $  865,147   $1,013,747
  Commercial air conditioning............     228,935      278,837      392,053
  Commercial refrigeration...............     135,566      154,247      237,264
  Heat transfer(1).......................     142,914      146,211      178,772
                                           ----------   ----------   ----------
                                           $1,364,546   $1,444,442   $1,821,836
                                           ==========   ==========   ==========

Income (Loss) from Operations
  North American residential(2)........  $   99,658   $  (47,516)    $  123,426
  Commercial air conditioning..........      (9,477)       4,521         (6,579)
  Commercial refrigeration.............      13,717       15,407         20,383
  Heat transfer........................      17,311       16,857         12,700
  Corporate and other(3)...............     (20,621)     (24,508)       (43,327)
                                         ----------   ----------     ----------
                                         $  100,588   $  (35,239)    $  106,603
                                         ==========   ==========     ==========

                                                         AS OF DECEMBER 31,
                                                        ---------------------
                                                          1997        1998
                                                        --------   ----------
Identifiable Assets
  North American residential..........................  $330,864   $  528,660
  Commercial air conditioning.........................   175,748      198,982
  Commercial refrigeration............................   146,118      194,601
  Heat transfer.......................................    69,272       88,633
  Corporate and other(4)..............................   248,890      142,076
                                                        --------   ----------
                                                        $970,892   $1,152,952
                                                        ========   ==========

---------------

(1) The Heat transfer segment had intersegment sales of $34,911, $23,571, and $32,307 in 1996, 1997, and 1998, respectively.

(2) Includes a $140.0 million charge in 1997 related to a product inspection program (see Note 3).

(3) The increase in corporate and other from 1997 to 1998 is primarily due to $7.1 million of expense for the settlement of a lawsuit in 1998 and $4.6 million associated with increased expenses of the Company's Performance Plan.

(4) The decrease in corporate and other is primarily due to a reduction in cash and cash equivalents of approximately $120 million.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                  ---------------------------------
                                                    1996        1997        1998
                                                  ---------   ---------   ---------
Capital Expenditures
  North American residential....................   $18,561     $12,914     $14,942
  Commercial air conditioning...................     2,577       5,677       6,180
  Commercial refrigeration......................     3,779       6,798       7,367
  Heat transfer.................................     6,453       6,907      12,136
  Corporate and other(1)........................       533       2,285      11,810
                                                   -------     -------     -------
                                                   $31,903     $34,581     $52,435
                                                   =======     =======     =======

---------------

(1) The increase in corporate and other is primarily due to an increase in expenditures related to the implementation of SAP.

Depreciation and Amortization
  North American residential....................  $15,170   $14,892   $15,437
  Commercial air conditioning...................    4,447     4,048     5,802
  Commercial refrigeration......................    6,428     6,390     9,376
  Heat transfer.................................    3,963     3,991     5,912
  Corporate and other...........................    4,141     4,109     7,018
                                                  -------   -------   -------
                                                  $34,149   $33,430   $43,545
                                                  =======   =======   =======

     The following table sets forth certain financial information relating to the Company's operations by geographic area (in thousands):

                                             FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------
                                              1996         1997         1998
                                           ----------   ----------   ----------
Net Sales to External Customers
  United States..........................  $1,252,515   $1,274,875   $1,472,342
  International..........................     112,031      169,567      349,494
                                           ----------   ----------   ----------
          Total net sales to external
            customers....................  $1,364,546   $1,444,442   $1,821,836
                                           ==========   ==========   ==========

                                                          AS OF DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
Long-Lived Assets
  United States.........................................  $246,133   $344,137
  International.........................................    54,254    113,280
                                                          --------   --------
          Total long-lived assets.......................  $300,387   $457,417
                                                          ========   ========

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

5. INVENTORIES:

     Components of inventories are as follows (in thousands):

                                                          AS OF DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
Finished goods..........................................  $116,052   $177,490
Repair parts............................................    37,248     31,674
Work in process.........................................    15,755     15,574
Raw materials...........................................    70,223    102,876
                                                          --------   --------
                                                           239,278    327,614
Reduction for last-in, first-out........................    56,201     52,935
                                                          --------   --------
                                                          $183,077   $274,679
                                                          ========   ========

6. PROPERTY, PLANT AND EQUIPMENT:

     Components of property, plant and equipment are as follows (in thousands):

                                                         AS OF DECEMBER 31,
                                                        ---------------------
                                                          1997        1998
                                                        ---------   ---------
Land..................................................  $   9,478   $  18,531
Buildings and improvements............................    150,866     162,916
Machinery and equipment...............................    325,392     404,848
                                                        ---------   ---------
          Total.......................................    485,736     586,295
Less--accumulated depreciation........................   (270,403)   (331,170)
                                                        ---------   ---------
Property, plant and equipment, net....................  $ 215,333   $ 255,125
                                                        =========   =========

7. INVESTMENTS IN JOINT VENTURES AND SUBSIDIARIES:

  Alliance

     In 1994, the Company acquired a 50% interest in a joint venture, Alliance Compressors, with American Standard Inc.'s Trane subsidiary ("Trane") to develop, manufacture, and market both reciprocating and scroll compressor products.

     In December 1996, Alliance Compressors was restructured to admit a new partner, Copeland Corporation, and to focus solely on the development, manufacturing, and marketing of scroll compressors. In connection with the restructuring, the net assets associated with the reciprocating compressor business were distributed equally to the Company and Trane. The Company subsequently sold its share of the reciprocating compressor net assets to Trane. In addition, the Company and Trane sold portions of their interests in Alliance Compressors to Copeland Corporation. As a result, Alliance Compressors is now owned 51% by Copeland Corporation, 24.5% by the Company, and 24.5% by Trane. During 1996, the Company recognized a pretax gain of $4.6 million as a result of the restructuring, which is included in other operating expense, net on the accompanying 1996 consolidated statement of income. The Company's investment in Alliance Compressors at December 31, 1998, is $6.1 million and is being accounted for using the equity method of accounting.

  Ets. Brancher

     In May 1996, the Company's subsidiary, Lennox Global Ltd., acquired a 50% interest in HCF-Lennox, a manufacturer of air conditioning and refrigeration equipment. In addition to acquiring an

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES interest in HCF-Lennox, the Company increased its ownership of an existing joint venture, Friga-Bohn, from 20% to 50%. The aggregate purchase price for these acquisitions was approximately $22 million in cash. The aggregate purchase price exceeded the Company's interests in the underlying equity in the ventures at the date of acquisition. As a result, the Company recorded goodwill of approximately $2.9 million, which is being amortized on a straight-line basis over a 30-year period.

     Effective September 30, 1997, Lennox Global Ltd. acquired an additional 20% interest in HCF-Lennox and Friga-Bohn. In conjunction with the purchase, the stock of HCF-Lennox and Friga-Bohn was combined into an existing holding company, Ets. Brancher S.A. Ets. Brancher also owns certain land and buildings that were leased to HCF-Lennox and Friga-Bohn. As a result of the acquisition, Lennox Global Ltd. owns 70% of HCF-Lennox and Friga-Bohn as well as a 70% interest in the land and buildings through its ownership of 70% of the stock of Ets. Brancher S.A. The aggregate purchase price for this acquisition was $18.4 million, of which $10 million was in cash and $8.4 million was in Company stock (631,389 shares). The acquisition was accounted for in accordance with the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets and liabilities based upon their estimated fair values at the date of acquisition. As a result, the Company recorded additional goodwill of approximately $6.4 million, which is being amortized on a straight-line basis over a 30-year period.

     The Company has entered into an agreement to acquire the remaining 30% interest in Ets. Brancher S.A. on March 31, 2000 for 102.5 million French francs, or approximately $17 million.

     The Company obtained control of Ets. Brancher S.A. on September 30, 1997, and, accordingly, began consolidating the financial position and operating results of the subsidiary. The 30% interest in Ets. Brancher S.A. not owned by the Company is reflected as minority interest on the accompanying consolidated balance sheets and statements of income.

     The following table presents the pro forma results as if the Company's 70% interest in Ets. Brancher had been consolidated beginning January 1, 1996 (in thousands, except per share data).

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                       -----------------------
                                                          1996         1997
                                                       ----------   ----------
Net sales............................................  $1,576,418   $1,588,985
Net income (loss)....................................      54,605      (33,381)
Basic earnings per share.............................        1.62        (0.98)
Diluted earnings per share...........................        1.59        (0.98)

  Canadian Dealers

     In the fourth quarter of 1998, the Company's Lennox Industries (Canada) Ltd. subsidiary, which is included in the North American residential segment, purchased for cash fourteen dealers (the "Dealers") in Canada that had been independent retail outlets of the Company's products. The aggregate purchase price of the Dealers was $22.9 million in cash. These acquisitions were accounted for in accordance with the purchase method of accounting. The purchase price of each Dealer has been allocated to the assets and liabilities of the Dealers, and the excess of $19.0 million has been allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of the Dealers, including sales of $8.2 million and net income of $139,000, have been fully consolidated with those of the Company since the dates of acquisition.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

  Hearth Companies

     During June and July 1998, the Company's Hearth Products Inc. subsidiary, which is included in the North American residential segment, purchased substantially all of the assets and certain liabilities of Superior Fireplace Co. and all of the outstanding stock of Marco Mfg. Inc. and Pyro Industries Inc. The aggregate purchase price for these acquisitions was $102.9 million, of which $99.1 million was in cash and $3.8 million was in the form of a note payable. These acquisitions were accounted for in accordance with the purchase method of accounting. Accordingly, the aggregate purchase price has been allocated to assets totaling $131.5 million and to liabilities totaling $28.6 million of the acquired companies based upon the fair value of those assets and liabilities. As a result, the Company recorded goodwill of approximately $73.8 million which is being amortized on a straight-line basis over 40 years. The results of operations of the acquired Hearth companies, including sales of $68.6 million and net income of $1.9 million, have been fully consolidated with those of the Company since the dates of acquisition.

  Heatcraft do Brasil

     During August 1998, the Company's Lennox Global Ltd. subsidiary purchased 84% of the outstanding stock of Heatcraft do Brasil (formerly McQuay do Brasil) a Brazilian company engaged in the manufacture and sale of refrigeration, automotive air conditioning equipment, and heat transfer products. The purchase price of $20.5 million in cash has been allocated to the acquired assets and liabilities based upon the fair value of those assets and liabilities, and the excess of $11.3 million has been allocated to goodwill, which is being amortized on a straight-line basis over 40 years. The results of operations of Heatcraft do Brasil have been consolidated with those of the Company since the date of acquisition.

     The following table presents the pro forma results as if the Dealers, the Hearth companies, and Heatcraft do Brasil had been acquired on January 1, 1997 (in thousands, except per share data).

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                          1997         1998
                                                       ----------   ----------
Net sales............................................  $1,648,642   $1,944,036
Net income (loss)....................................     (37,750)      47,325
Basic earnings per share.............................       (1.11)        1.36
Diluted earnings per share...........................       (1.11)        1.32

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

8. LONG-TERM DEBT AND LINES OF CREDIT:

     Long-term debt at December 31 consists of the following (in thousands):

                                                            1997       1998
                                                          --------   --------
6.73% promissory notes, payable $11,111 annually 2000
through 2008............................................  $100,000   $100,000
9.69% promissory notes, payable $4,900 annually 1998
  through 2002 and $5,000 in 2003.......................    29,500     24,600
5.75% promissory note, payable in 1999..................     1,596        951
5.84% promissory note, payable in 2000..................     2,146      2,275
4.80% promissory note, payable annually through 2004....     1,197      1,119
6.50% promissory note, payable annually 1999 through
  2005..................................................     1,334      1,382
5.50% promissory note, payable annually through 2004....        --        639
6.50% promissory note, payable annually through 2003....        --        371
9.53% promissory notes, payable $10,000 in 1999, $8,000
  in 2000, and $3,000 in 2001...........................    21,000     21,000
7.06% promissory note, payable $10,000 annually in 2004
  and 2005..............................................    20,000     20,000
6.56% promissory note, payable in 2005..................        --     25,000
6.75% promissory note, payable in 2008..................        --     50,000
11.10% mortgage note, payable semiannually through
  2000..................................................     8,306      7,547
Texas Housing Opportunity Fund, Ltd. note, payable in
  1999..................................................       205        109
Capitalized lease obligations and other.................     7,225      6,378
                                                          --------   --------
                                                           192,509    261,371
Less current maturities.................................     8,926     18,778
                                                          --------   --------
                                                          $183,583   $242,593
                                                          ========   ========

     At December 31, 1998, the aggregate amounts of required payments on long-term debt are as follows (in thousands):

1999........................................................   $ 18,778
2000........................................................     35,354
2001........................................................     20,712
2002........................................................     17,534
2003........................................................     17,424
Thereafter..................................................    151,569
                                                               --------
                                                               $261,371
                                                               ========

     The Company has bank lines of credit aggregating $164 million, of which $56 million was outstanding at December 31, 1998. Included in the bank lines is a $135 million revolving credit facility. The revolving credit facility provides for both "standby loans" and "offered rate loans." Standby loans are made ratably by all lenders under the revolving credit facility, while offered rate loans are, subject to the terms and conditions of the credit facility, separately negotiated between the Company and one or more members of the lending syndicate. Standby loans bear interest at a rate equal to either (a) the London Interbank Offered Rate plus a margin equal to 0.150% to 0.405% depending on the ratio of debt to total capitalization, or (b) the greater of (1) the Federal Funds Effective Rate plus 0.5%, and (2) the Prime Rate. Offered rate loans bear interest at a fixed rate negotiated with the lender or lenders making such loans. Under the revolving credit facility, the Company is obligated to pay certain fees, including (a) a quarterly facility fee to each lender under the credit facility equal to a percentage, varying from 0.100% to 0.220% (depending on the ratio of debt to total capitalization), of each lender's total commitment,

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES whether used or unused, under the revolving credit facility and (b) certain administrative fees to the administrative agent and documentation agent under the revolving credit facility. The revolving credit facility will expire on July 13, 2001, unless earlier terminated pursuant to its terms and conditions. The unsecured promissory note agreements and lines of credit provide for restrictions with respect to additional borrowings, maintenance of minimum working capital and payment of dividends.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair values of the Company's financial instruments approximate their respective carrying amounts at December 31, 1997 and 1998, except as follows (in thousands):

                                               AS OF DECEMBER 31,
                       -------------------------------------------------------------------
                                     1997                               1998
                       --------------------------------   --------------------------------
                       CARRYING                INTEREST   CARRYING                INTEREST
                        AMOUNT    FAIR VALUE     RATE      AMOUNT    FAIR VALUE     RATE
                       --------   ----------   --------   --------   ----------   --------
9.69% promissory
notes................  $29,500     $32,068       6.75%    $24,600     $26,601       6.75%
9.53% promissory
  notes..............   21,000      22,375       6.75%     21,000      21,923       6.75%
11.10% mortgage
  note...............    8,306       8,498       9.00%      7,547       7,739       9.00%

     The fair values presented above are based on the amount of future cash flows associated with each instrument, discounted using the Company's current borrowing rate for similar debt instruments of comparable maturity. The fair values are estimates as of December 31, 1997 and 1998, and are not necessarily indicative of amounts for which the Company could settle currently or indicative of the intent or ability of the Company to dispose of or liquidate such instruments.

10. INCOME TAXES:

     The income tax provision (benefit) consisted of the following (in thousands):

                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                 ----------------------------------
                                                   1996         1997        1998
                                                 ---------   ----------   ---------
Current--
  Federal......................................   $33,615     $ 24,673     $15,820
  State........................................     3,950          790         944
  Foreign......................................       926        5,239      (6,027)
                                                  -------     --------     -------
          Total current........................    38,491       30,702      10,737
                                                  -------     --------     -------
Deferred--
  Federal......................................    (5,135)     (31,144)     30,946
  State........................................        32       (1,917)      2,237
  Foreign......................................        --       (9,134)     (6,759)
                                                  -------     --------     -------
          Total deferred.......................    (5,103)     (42,195)     26,424
                                                  -------     --------     -------
          Total income tax provision
            (benefit)..........................   $33,388     $(11,493)    $37,161
                                                  =======     ========     =======

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

     The difference between the income tax provision (benefit) computed at the statutory federal income tax rate and the financial statement provision (benefit) for taxes is summarized as follows (in thousands):

                                                  1996       1997      1998
                                                 -------   --------   -------
Provision (benefit) at the U.S. statutory rate
of 35%.........................................  $30,840   $(15,765)  $31,390
Increase (reduction) in tax expense resulting
  from--
State income tax, net of federal income tax
  benefit......................................    2,437       (350)      705
Foreign losses not providing a current
  benefit......................................       --      1,044     3,572
Other..........................................     (111)     3,578     1,494
                                                 -------   --------   -------
          Total income tax provision
            (benefit)..........................  $33,388   $(11,493)  $37,161
                                                 =======   ========   =======

     Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting basis and are reflected as current or noncurrent depending on the timing of the expected realization. The deferred tax provision (benefit) for the periods shown represents the effect of changes in the amounts of temporary differences during those periods.

     Deferred tax assets (liabilities), as determined under the provisions of SFAS No. 109, "Accounting for Income Taxes," were comprised of the following at December 31 (in thousands):

                                                            1997       1998
                                                          --------   --------
Gross deferred tax assets--
  Warranties............................................  $ 60,421   $ 28,281
  Foreign operating losses..............................    14,537     12,652
  Postretirement and pension benefits...................     7,799      7,852
  Inventory reserves....................................     4,907      6,383
  Receivable allowance..................................     3,420      3,950
  Other.................................................     3,518      9,253
                                                          --------   --------
          Total deferred tax assets.....................    94,602     68,371
          Valuation allowance...........................   (14,543)   (12,652)
                                                          --------   --------
          Net deferred tax assets.......................    80,059     55,719
                                                          --------   --------
Gross deferred tax liabilities--
  Depreciation..........................................   (19,241)   (17,999)
  Intangibles...........................................    (1,873)    (1,674)
  Other.................................................   (10,498)   (10,248)
                                                          --------   --------
          Total deferred tax liabilities................   (31,612)   (29,921)
                                                          --------   --------
Net deferred tax asset..................................  $ 48,447   $ 25,798
                                                          ========   ========

     The Company has net foreign operating loss carryforwards, mainly in Europe, which expire at various dates in the future. All such loss carryforwards have a full valuation allowance. The net change in the deferred tax asset valuation reserve for the year ended December 31, 1998, was a decrease of $1,891. The decrease is a result of operating loss carryforwards which have expired.

     No provision has been made for income taxes which may become payable upon distribution of the foreign subsidiaries' earnings since management considers substantially all of these earnings permanently invested. As of December 31, 1998, the unrecorded deferred tax liability related to the undistributed earnings of the Company's foreign subsidiaries was insignificant.

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

11. CURRENT ACCRUED EXPENSES:

     Significant components of current accrued expenses are as follows (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                            1997       1998
                                                          --------   --------
Accrued product inspection charge.......................  $ 71,956   $ 27,336
Accrued wages...........................................    46,685     52,915
Accrued warranties......................................    22,086     21,131
Other...................................................    69,941    105,658
                                                          --------   --------
          Total current accrued expenses................  $210,668   $207,040
                                                          ========   ========

12. EMPLOYEE BENEFIT PLANS:

  Profit Sharing Plans

     The Company maintains noncontributory profit sharing plans for its salaried employees. These plans are discretionary as the Company's contributions are determined annually by the Board of Directors. Provisions for contributions to the plans amounted to $12.0 million, $11.5 million, and $13.6 million in 1996, 1997, and 1998, respectively.

  401(k) Plan

     The Company provides a 401(k) plan to substantially all eligible hourly and salary employees of the Company, as defined. Participants may contribute up to 12% of their compensation to a 401(k) plan under Internal Revenue Code Section 401(k).

  Long-Term Incentive Plan

     The Company provided a long-term incentive plan, the Lennox International Inc. Performance Share Plan (the "Performance Plan") to certain employees. During 1998, the Company terminated the Performance Plan. Under the Performance Plan, participants earned shares of the Company's common stock in accordance with a discretionary formula established by the Board of Directors based on the Company's performance over a three-year period. The value of the shares earned was determined using an independent appraisal. Under the Performance Plan 66,297 shares, 239,019 shares, and 174,669 shares earned in fiscal 1995, 1996, and 1997, respectively, were issued in 1996, 1997, and 1998, respectively. During 1998, 358,974 shares were earned and issued in the same year. Compensation expense recognized under the Performance Plan was $1,900,000, $2,259,616, and $6,876,335 for the years ended December 31, 1996, 1997, and 1998, respectively, based on the fair value of the shares earned.

  Employee Benefits Trust

     The Company also has an Employee Benefits Trust (the "Trust") to provide eligible employees of the Company, as defined, with certain medical benefits. Trust contributions are made by the Company as defined by the Trust agreement.

  Pension and Postretirement Benefit Plans

     The Company has domestic and foreign pension plans covering substantially all employees. The Company makes annual contributions to the plans equal to or greater than the statutory required minimum. The Company also maintains an unfunded postretirement benefit plan which provides certain medical and life insurance benefits to eligible employees. The pension plans are accounted for under provisions of SFAS No. 87, "Employers' Accounting for Pensions." The postretirement benefit plan is

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES accounted for under the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The following table sets forth amounts recognized in the Company's financial statements and the plans' funded status (in thousands):

                                          PENSION BENEFITS       OTHER BENEFITS
                                         -------------------   -------------------
                                           1997       1998       1997       1998
                                         --------   --------   --------   --------
Change in benefit obligation--
  Benefit obligation at beginning of
     year..............................  $113,942   $119,835   $ 15,679   $ 16,055
  Service cost.........................     3,439      3,875        457        494
  Interest cost........................     8,411      9,128      1,166      1,128
  Plan participants' contributions.....       304        189      1,274      1,452
  Amendments...........................        93      2,132         --         --
  Actuarial (gain)/loss................       993      7,471         40       (449)
  Exchange rate changes................        --         83         --         --
  Benefits paid........................    (7,347)    (7,892)    (2,561)    (2,382)
                                         --------   --------   --------   --------
  Benefit obligation at end of year....  $119,835   $134,821   $ 16,055   $ 16,298
                                         ========   ========   ========   ========
Changes in plan assets--
  Fair value of plan assets at
     beginning of year.................  $112,588   $131,376   $     --   $     --
  Actual return on plan assets.........    21,510     17,466         --         --
  Employer contribution................     4,610      3,792      1,287        930
  Plan participants' contributions.....       304        189      1,274      1,452
  Expenses.............................      (664)      (549)       (79)       (34)
  Benefits paid........................    (6,972)    (7,405)    (2,482)    (2,348)
                                         --------   --------   --------   --------
  Fair value of plan assets at end of
     year..............................   131,376    144,869         --         --
                                         --------   --------   --------   --------
Funded status..........................    11,541     10,048    (16,055)   (16,298)
  Unrecognized actuarial (gain)/loss...   (16,151)   (14,420)    (2,158)    (1,311)
  Unrecognized prior service cost......       747        641         --         --
  Unrecognized net
     obligation/(asset)................     6,248      7,420       (520)      (347)
                                         --------   --------   --------   --------
  Net amount recognized................  $  2,385   $  3,689   $(18,733)  $(17,956)
                                         ========   ========   ========   ========
Amounts recognized in the consolidated
  balance sheets consist of--
  Prepaid benefit cost.................  $ 13,588   $ 13,303   $     --   $     --
  Accrued benefit liability............   (12,742)   (12,540)   (18,733)   (17,956)
  Intangible assets....................     1,539      2,926         --         --
                                         --------   --------   --------   --------
  Net amount recognized................  $  2,385   $  3,689   $(18,733)  $(17,956)
                                         ========   ========   ========   ========
Weighted-average assumptions as of
  December 31--
  Discount rate........................      7.50%      7.25%      7.50%      7.25%
  Expected return on plan assets.......      9.50       9.50         --         --
  Rate of compensation increase........      4.00       4.00         --         --

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5.0% by 2003 and remain at that level thereafter.

                                    PENSION BENEFITS               OTHER BENEFITS
                              ----------------------------   --------------------------
                               1996      1997       1998      1996     1997      1998
                              -------   -------   --------   ------   -------   -------
                                     (IN THOUSANDS)                (IN THOUSANDS)
Components of net periodic
benefit cost--
  Service cost..............  $ 3,344   $ 3,439   $  3,875   $  268   $   457   $   494
  Interest cost.............    8,153     8,411      9,128    1,161     1,166     1,128
  Expected return on plan
     assets.................   (8,655)   (9,844)   (10,931)      --        --        --
  Amortization of prior
     service cost...........      716       716        880     (173)     (173)     (173)
  Recognized actuarial
     loss...................       --        --         --     (961)   (1,129)   (1,297)
                              -------   -------   --------   ------   -------   -------
  Net periodic benefit
     cost...................  $ 3,558   $ 2,722   $  2,952   $  295   $   321   $   152
                              =======   =======   ========   ======   =======   =======

The benefit obligation and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were approximately $10,770,000 and $0, respectively, as of December 31, 1997, and $12,478,000 and $3,607,000,
respectively, as of December 31, 1998.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in thousands):

                                                    1-PERCENTAGE-    1-PERCENTAGE-
                                                    POINT INCREASE   POINT DECREASE
                                                    --------------   --------------
Effect on total of service and interest cost
components........................................      $  230          $  (187)
Effect on the post-retirement benefit
  obligation......................................       1,882           (1,605)

13. COMMITMENTS AND CONTINGENCIES:

  Operating Leases

     The Company has various leases relating principally to the use of operating facilities. Rent expense for 1996, 1997 and 1998 was approximately $18.6 million, $23.2 million and $28.2 million, respectively.

     The approximate minimum commitments under all noncancelable leases at December 31, 1998, are as follows (in thousands):

1999........................................................  $ 22,244
2000........................................................    18,825
2001........................................................    13,241
2002........................................................    10,977
2003........................................................    10,049
Thereafter..................................................    33,386
                                                              --------
                                                              $108,722
                                                              ========

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

  Litigation

     The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not have a material adverse effect on the Company's business, financial condition or results of operations.

14. STOCK-BASED COMPENSATION PLAN:

     The Company has a Stock Option and Restricted Stock Plan, which was amended in September 1998 (the "1998 Incentive Plan"). The 1998 Incentive Plan is accounted for under APB Opinion No. 25, under which no compensation cost has been recognized. If the 1998 Incentive Plan had been accounted for under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been adjusted to the following pro forma amounts (in thousands, except per share data):

                                                                 YEARS ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1996       1997      1998
                                                               -------   --------   -------
Net income (loss):                  As reported.............   $54,726   $(33,550)  $52,525
                                    Pro forma...............    52,557    (35,595)   52,525
Basic earnings (loss) per share:    As reported.............   $  1.62   $  (0.99)  $  1.50
                                    Pro forma...............      1.56      (1.05)     1.50
Diluted earnings (loss) per share:  As reported.............   $  1.59   $  (0.99)  $  1.47
                                    Pro forma...............      1.53      (1.05)     1.47

     Because the method of accounting under SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     Under the 1998 Incentive Plan, the Company is authorized to issue options for 8,216,571 shares of common stock. As of December 31, 1998, options for 5,462,457 shares of common stock have been granted and options for 821,436 shares have been cancelled or repurchased. Consequently, as of December 31, 1998, there are options for 3,575,550 shares available for grant. Under the 1998 Incentive Plan, the option exercise price equals the stock's fair value on the date of grant. 1998 Incentive Plan options granted prior to 1998 vest on the date of grant. 1998 Incentive Plan options granted in 1998 vest over three years. All 1998 Incentive Plan options expire after ten years.

     The Plan's status is as follows (in thousands, except per share data):

                                                     YEARS ENDED DECEMBER 31,
                                    -----------------------------------------------------------
                                          1996                 1997                 1998
                                    -----------------   ------------------   ------------------
                                             WEIGHTED             WEIGHTED             WEIGHTED
                                             AVERAGE              AVERAGE              AVERAGE
                                             EXERCISE             EXERCISE             EXERCISE
                                    SHARES    PRICE     SHARES     PRICE     SHARES     PRICE
                                    ------   --------   -------   --------   -------   --------
Outstanding at beginning of
year..............................   2,218    $ 7.19      3,039    $ 9.02      3,822    $10.13
Granted...........................     946     13.05        877     13.88      1,071     18.87
Exercised.........................    (122)     7.13        (71)     7.67     (1,048)     9.04
Forfeited.........................      (3)     7.68        (23)    13.31        (47)     8.64
                                    ------    ------    -------    ------    -------    ------
Outstanding at end of year........   3,039    $ 9.02      3,822    $10.13      3,798    $12.92
                                    ======    ======    =======    ======    =======    ======
Exercisable at end of year........   3,039    $ 9.02      3,822    $10.13      2,737    $12.92
                                    ======    ======    =======    ======    =======    ======
Fair value of options granted.....            $ 3.86               $ 3.76               $ 5.83
                                              ======               ======               ======

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES

     The following table summarizes information about stock options outstanding at December 31, 1998 (in thousands, except per share data):

                                                        OPTIONS OUTSTANDING
                                   --------------------------------------------------------------
                                        NUMBER            WEIGHTED-AVERAGE
            RANGE OF                OUTSTANDING AT            REMAINING          WEIGHTED-AVERAGE
         EXERCISE PRICES           DECEMBER 31, 1998   CONTRACTUAL LIFE(YEARS)    EXERCISE PRICE
         ---------------           -----------------   -----------------------   ----------------
$ 7.28-$ 7.53                            1,338                  6                     $ 7.45
$13.21-$13.90                            1,399                  7                      13.60
$15.59-$19.03                            1,061                  9.5                    18.92
                                         -----                  ---                   ------
                                         3,798                  8                     $12.92
                                         =====                  ===                   ======

     As of December 31, 1998, options to purchase 1,337,622 shares of common stock with exercise prices ranging from $7.28 to $7.53 and options to purchase 1,399,497 shares of common stock with exercise prices ranging from $13.21 to $13.90 were exercisable. The fair value of each option is estimated on the date of grant based on a risk-free interest rate of 6%, expected life of ten years, and an expected dividend yield of 2% in 1996, 1997 and 1998.

15. EARNINGS PER SHARE:

     Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income by the sum of the weighted average number of shares and the number of equivalent shares assumed outstanding, if dilutive, under the Company's stock-based compensation plans. Diluted earnings per share are computed as follows (in thousands, except per share data):

                                                  1996       1997      1998
                                                 -------   --------   -------
Net income (loss)..............................  $54,726   $(33,550)  $52,525
                                                 =======   ========   =======
Weighted average shares outstanding............   33,693     33,924    34,914
Effect of assumed exercise of options..........      693         --       825
                                                 -------   --------   -------
  Weighted average shares outstanding, as
     adjusted..................................   34,386     33,924    35,739
                                                 -------   --------   -------
Diluted earnings (loss) per share..............  $  1.59   $  (0.99)  $  1.47
                                                 =======   ========   =======

     Options to purchase 904,200 shares of common stock at $13.31 per share, 3,822,324 shares of common stock at prices ranging from $5.14 per share to $13.90 per share and 1,037,850 shares of common stock at $19.03 per share were outstanding for the years ended December 31, 1996, 1997, and 1998, respectively, but were not included in the diluted earnings per share calculation because the assumed exercise of such options would have been antidilutive.

16. RECENT ACCOUNTING PRONOUNCEMENTS:

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not believe that the adoption of this pronouncement will have a significant impact on the Company's financial statements.

17. RELATED PARTY TRANSACTIONS:

     John W. Norris, Jr., the Company's Chairman and Chief Executive Officer, and David H. Anderson, Richard W. Booth, David V. Brown, Loraine B. Millman, Robert W. Norris and Lynn B. Storey, directors

                   LENNOX INTERNATIONAL INC. AND SUBSIDIARIES of the Company, as well as certain stockholders, are members of AOC Land Investment, LLC. AOC Land Investment, LLC owns 70% of AOC Development II, LLC. AOC Development II, LLC is building a new office building and the Company has agreed to lease part of it for use in conjunction with the Company's corporate headquarters. The lease will have a term of 25 years and the annual lease payments are expected to be approximately $2.1 million per year for the first five years. The Company believes that the terms of the lease with AOC Development II, LLC are at least as favorable as could be obtained from unaffiliated third parties.

18. SUBSEQUENT EVENTS (UNAUDITED):

     The Company is filing a registration statement for an initial public offering of its common stock, the proceeds of which will be used to repay a portion of the borrowings under the Company's revolving credit facility and term credit agreement.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To: The Stockholders and Board of Directors of
Lennox International Inc.

     We have audited in accordance with generally accepted auditing standards the consolidated financial statements of Lennox International Inc. and subsidiaries included in this registration statement on Form S-1 and have issued our report thereon dated February 18, 1999. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II, Valuation and Qualifying Accounts and Reserves, is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
February 18, 1999

                           LENNOX INTERNATIONAL INC.

          SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS AND RESERVES YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                ADDITIONS
                                                   BALANCE AT   CHARGED TO                   BALANCE
                                                   BEGINNING     COST AND                    AT END
                                                    OF YEAR      EXPENSES    DEDUCTIONS(1)   OF YEAR
                                                   ----------   ----------   -------------   -------
                                                                    (IN THOUSANDS)
1996:
  Allowance for doubtful accounts................   $ 9,611       $7,041        $(4,537)     $12,115
1997:
  Allowance for doubtful accounts................   $12,115       $8,997        $(4,164)     $16,948
1998:
  Allowance for doubtful accounts................   $16,948       $6,224        $(4,647)     $18,525

---------------

(1) Uncollectable accounts charged off, net of recoveries.

                                    ANNEX A
                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           LENNOX INTERNATIONAL INC.,

                          LII ACQUISITION CORPORATION,

                                      AND

                             SERVICE EXPERTS, INC.

                          DATED AS OF OCTOBER 26, 1999

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
ARTICLE I THE MERGER....................................................   A-1
  1.1  The Merger; Effective Time of the Merger.........................   A-1
  1.2  Closing..........................................................   A-1
  1.3  Effects of the Merger............................................   A-2
ARTICLE II EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
  CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES....................   A-2
  2.1  Effect on Capital Stock..........................................   A-2
       (a)  Capital Stock of Merger Sub.................................   A-2
       (b)  Cancellation of Treasury Stock..............................   A-2
       (c)  Exchange Ratio for Company Common Stock.....................   A-2
            Treatment of Company Stock Options, Warrants and Restricted
       (d)  Stock Awards................................................   A-3
       (e)  Company Convertible Notes...................................   A-3
  2.2  Exchange of Certificates.........................................   A-3
       (a)  Exchange Agent..............................................   A-3
       (b)  Exchange Procedures.........................................   A-3
       (c)  Distributions with Respect to Unexchanged Shares............   A-4
       (d)  No Further Ownership Rights.................................   A-4
       (e)  No Fractional Shares........................................   A-4
       (f)  Termination of Exchange Fund................................   A-5
       (g)  No Liability................................................   A-5
       (h)  Lost, Stolen, or Destroyed Certificates.....................   A-5
ARTICLE III REPRESENTATIONS AND WARRANTIES..............................   A-5
  3.1  Representations and Warranties of the Company....................   A-5
       (a)  Organization, Standing and Power............................   A-5
       (b)  Capital Structure...........................................   A-6
       (c)  Authority; No Violations; Consents and Approvals............   A-7
       (d)  SEC Documents...............................................   A-8
       (e)  Information Supplied........................................   A-9
       (f)  Absence of Certain Changes or Events........................   A-9
       (g)  No Undisclosed Material Liabilities.........................   A-9
       (h)  No Default..................................................  A-10
       (i)  Compliance with Applicable Laws.............................  A-10
       (j)  Litigation..................................................  A-10
       (k)  Taxes.......................................................  A-10
       (l)  Pension and Benefit Plans; ERISA............................  A-12
       (m)  Labor Matters...............................................  A-13
       (n)  Intangible Property.........................................  A-14
       (o)  Environmental Matters.......................................  A-14
       (p)  Insurance...................................................  A-16
       (q)  Opinion of Financial Advisor................................  A-16
       (r)  Vote Required...............................................  A-16
       (s)  Beneficial Ownership of Parent Common Stock.................  A-16
       (t)  Brokers.....................................................  A-16
       (u)  Tax Matters.................................................  A-16
       (v)  State Takeover Statutes.....................................  A-16
  3.2  Representations and Warranties of Parent.........................  A-17
       (a)  Organization, Standing and Power............................  A-17
       (b)  Capital Structure...........................................  A-17
       (c)  Authority; No Violations, Consents and Approvals............  A-18

                                                                          PAGE
                                                                          ----
       (d)  SEC Documents...............................................  A-19
       (e)  Information Supplied........................................  A-19
       (f)  Absence of Certain Changes or Events........................  A-20
       (g)  No Undisclosed Material Liabilities.........................  A-20
       (h)  No Default..................................................  A-20
       (i)  Compliance with Applicable Laws.............................  A-20
       (j)  Litigation..................................................  A-20
       (k)  Taxes.......................................................  A-21
       (l)  Pension and Benefit Plans; ERISA............................  A-21
       (m)  Labor Matters...............................................  A-23
       (n)  Intangible Property.........................................  A-23
       (o)  Environmental Matters.......................................  A-24
       (p)  Opinion of Financial Advisor................................  A-24
       (q)  Vote Required...............................................  A-25
       (r)  Beneficial Ownership of Company Common Stock................  A-25
       (s)  Brokers.....................................................  A-25
       (t)  Tax Matters.................................................  A-25
       (u)  Interim Operations of Merger Sub............................  A-25
ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE
  MERGER................................................................  A-25
  4.1  Conduct of Business by the Company Pending the Merger............  A-25
       (a)  Ordinary Course.............................................  A-25
       (b)  Dividends; Changes in Stock.................................  A-25
       (c)  Issuance of Securities......................................  A-25
       (d)  Governing Documents.........................................  A-26
       (e)  No Acquisitions.............................................  A-26
       (f)  No Dispositions.............................................  A-26
       (g)  No Dissolution, Etc.........................................  A-26
       (h)  Certain Employee Matters....................................  A-26
       (i)  Indebtedness; Leases; Capital Expenditures..................  A-26
       (j)  Accounting..................................................  A-27
       (k)  Affiliate Transactions......................................  A-27
       (l)  Contracts...................................................  A-27
       (m)  Insurance...................................................  A-27
       (n)  Permits.....................................................  A-27
       (o)  Tax Matters.................................................  A-27
       (p)  Discharge of Liabilities....................................  A-27
       (q)  Other Actions...............................................  A-28
       (r)  Agreements..................................................  A-28
       (s)  368(a) Reorganization.......................................  A-28
  4.2  Conduct of Business by Parent Pending the Merger.................  A-28
       (a)  Dividends; Changes in Stock.................................  A-28
       (b)  Governing Documents.........................................  A-28
       (c)  Other Actions...............................................  A-28
       (d)  Agreements..................................................  A-28
       (e)  368(a) Reorganization.......................................  A-28
  4.3  No Solicitation..................................................  A-28
  4.4  Board of Directors...............................................  A-29
ARTICLE V ADDITIONAL AGREEMENTS.........................................  A-30
  5.1  Preparation of S-4 and the Joint Proxy Statement.................  A-30
  5.2  Letter of the Company's Accountants..............................  A-30

                                                                          PAGE
                                                                          ----
5.3    Letter of Parent's Accountants...................................  A-30
  5.4  Access to Information............................................  A-30
  5.5  Stockholders Meetings............................................  A-30
       (a)  Company Stockholders' Meeting...............................  A-30
       (b)  Parent Stockholders' Meeting................................  A-31
  5.6  HSR and Other Approvals..........................................  A-31
       (a)  HSR Act.....................................................  A-31
       (b)  Other Regulatory Approvals..................................  A-31
  5.7  Agreements of Rule 145 Affiliates................................  A-31
  5.8  Authorization for Shares and Stock Exchange Listing..............  A-32
  5.9  Employee Matters.................................................  A-32
       Stock Options and Warrants; Restricted Stock Awards; and Stock
 5.10  Purchase Plans...................................................  A-32
 5.11  Indemnification; Directors' and Officers' Insurance..............  A-33
 5.12  Agreement to Defend..............................................  A-34
 5.13  Public Announcements.............................................  A-34
 5.14  Other Actions....................................................  A-34
 5.15  Advice of Changes; SEC Filings...................................  A-34
 5.16  Reorganization...................................................  A-35
 5.17  Conveyance Taxes.................................................  A-35
 5.18  Other Agreements.................................................  A-35
 5.19  Company Credit Agreement.........................................  A-35
ARTICLE VI CONDITIONS PRECEDENT.........................................  A-35
  6.1  Conditions to Each Party's Obligation to Effect the Merger.......  A-35
       (a)  The Company Stockholder Approval............................  A-35
       (b)  Parent Stockholder Approval.................................  A-35
       (c)  NYSE Listing................................................  A-35
       (d)  Other Approvals.............................................  A-35
       (e)  S-4.........................................................  A-36
       (f)  No Injunctions or Restraints................................  A-36
  6.2  Conditions of Obligations of Parent..............................  A-36
       (a)  Representations and Warranties of the Company...............  A-36
       (b)  Performance of Obligations of the Company...................  A-36
       (c)  Letters from Rule 145 Affiliates............................  A-36
       (d)  Tax Opinion.................................................  A-36
  6.3  Conditions of Obligations of the Company.........................  A-37
       (a)  Representations and Warranties of Parent and Merger Sub.....  A-37
       (b)  Performance of Obligations of Parent and Merger Sub.........  A-37
       (c)  Tax Opinion.................................................  A-37
ARTICLE VII TERMINATION AND AMENDMENT...................................  A-37
  7.1  Termination......................................................  A-37
  7.2  Effect of Termination............................................  A-38
  7.3  Amendment........................................................  A-39
  7.4  Extension; Waiver................................................  A-39
ARTICLE VIII GENERAL PROVISIONS.........................................  A-40
  8.1  Payment of Expenses..............................................  A-40
  8.2  Nonsurvival of Representations, Warranties and Agreements........  A-40
  8.3  Notices..........................................................  A-40
  8.4  Interpretation...................................................  A-41
  8.5  Counterparts.....................................................  A-41
  8.6  Entire Agreement; No Third Party Beneficiaries...................  A-41
  8.7  Governing Law....................................................  A-41

                                                                          PAGE
                                                                          ----
8.8    Jurisdiction.....................................................  A-41
  8.9  No Remedy in Certain Circumstances...............................  A-41
 8.10  Assignment.......................................................  A-42

EXHIBITS:
Exhibit 3.1(i)                   Senior Managers
Exhibit 5.18                     Voting Agreements
SCHEDULES:
COMPANY DISCLOSURE SCHEDULE:
Schedule 3.1(a)(i)               Company Significant Subsidiaries
Schedule 3.1(a)(ii)              Company Material Adverse Effect
Schedule 3.1(b)(iv)              Company Warrants
Schedule 3.1(b)(v)               Company Restricted Stock
Schedule 3.1(b)(viii)            Company Convertible Subordinated Notes
Schedule 3.1(b)(ix)              Company Subsidiaries
Schedule 3.1(b)(x)               Company Capital Stock Liens and Rights
Schedule 3.1(c)                  Company Conflicts
Schedule 3.1(f)                  Company Changes or Events
Schedule 3.1(g)                  Company Undisclosed Liabilities
Schedule 3.1(h)                  Company Defaults
Schedule 3.1(j)                  Company Litigation
Schedule 3.1(k)                  Company Tax Information
Schedule 3.1(l)                  Company Pension and Benefit Plan and Related Information
Schedule 3.1(m)                  Company Labor Matters
Schedule 3.1(o)                  Company Environmental Matters
Schedule 4.1                     Conduct of Business
PARENT DISCLOSURE SCHEDULE:
Schedule 3.2(a)(i)               Parent Significant Subsidiaries
Schedule 3.2(a)(ii)              Parent Material Adverse Effect
Schedule 3.2(b)(i)               Parent Subsidiaries
Schedule 3.2(b)(ii)              Parent Capital Stock Liens and Rights
Schedule 3.2(c)                  Parent Conflicts
Schedule 3.2(f)                  Parent Changes or Events
Schedule 3.2(k)                  Parent Tax Information
Schedule 3.2(l)                  Parent Pension and Benefit Plan and Related Information
Schedule 3.2(m)                  Parent Labor Matters
Schedule 3.2(o)                  Parent Environmental Matters

                           GLOSSARY OF DEFINED TERMS

DEFINED TERM                                                   DEFINED IN SECTION
------------                                                   ------------------
Acquisition Proposal........................................   4.3(b)
Affiliate...................................................   4.1(k)
Agreement...................................................   Preamble
Antitrust Division..........................................   5.6(a)
Bank Credit Facility........................................   5.19
Certificate.................................................   2.2(b)
Certificate of Merger.......................................   1.1
Closing.....................................................   1.1
Closing Date................................................   1.2
Code........................................................   Recitals
Company.....................................................   Preamble
Company Common Stock........................................   2.1
Company Convertible Notes...................................   3.1(b)
Company Counsel.............................................   6.3(c)
Company Disclosure Schedule.................................   3.1(a)
Company Employee Benefit Plans..............................   3.1(l)(i)
Company ERISA Affiliate.....................................   3.1(l)(i)
Company Intangible Property.................................   3.1(n)
Company Litigation..........................................   3.1(j)
Company Option..............................................   Recitals
Company Option Agreement....................................   Recitals
Company Order...............................................   3.1(j)
Company Pension Plan........................................   3.1(l)(i)
Company Permits.............................................   3.1(i)
Company Preferred Stock.....................................   3.1(b)
Company SEC Documents.......................................   3.1(d)
Company Stock Option........................................   5.10
Company Stock Plans.........................................   3.1(b)
Company Stockholders' Meeting...............................   5.5(a)
Company Warrants............................................   3.1(b)
Confidentiality Agreements..................................   5.4
Constituent Corporations....................................   1.3(a)
Conversion Number...........................................   2.1(c)
DGCL........................................................   1.1
Effective Time..............................................   1.1
Environmental Laws..........................................   3.1(o)(A)
ERISA.......................................................   3.1(l)(i)
Excess Securities...........................................   2.2(e)
Exchange Act................................................   3.1(c)(iii)
Exchange Agent..............................................   2.2(a)
Exchange Fund...............................................   2.2(a)
Final Purchase Date.........................................   5.10(b)
Fractional Dividends........................................   2.2(e)
FTC.........................................................   5.6(a)
GAAP........................................................   3.1(d)
Governmental Entity.........................................   3.1(c)(iii)
Hazardous Materials.........................................   3.1(o)(B)
HSR Act.....................................................   3.1(c)(iii)
Indemnified Liabilities.....................................   5.11(a)

DEFINED TERM                                                   DEFINED IN SECTION
------------                                                   ------------------
Indemnified Parties.........................................   5.11(a)
Injunction..................................................   6.1(f)
IRS.........................................................   3.1(k)(v)
Joint Proxy Statement.......................................   3.1(c)(iii)
Knowledge...................................................   3.1(i)
Letter of Transmittal.......................................   2.2(b)
Material Adverse Change.....................................   3.1(a)
Material Adverse Effect.....................................   3.1(a)
Merger......................................................   Recitals
Merger Sub..................................................   Preamble
NYSE........................................................   2.2(e)
Parent......................................................   Preamble
Parent Common Stock.........................................   2.1(c)
Parent Counsel..............................................   6.2(d)
Parent Disclosure Schedule..................................   3.2
Parent Employee Benefit Plans...............................   3.2(l)(i)
Parent ERISA Affiliate......................................   3.2(l)(i)
Parent Intangible Property..................................   3.2(n)
Parent Litigation...........................................   3.2(j)
Parent Order................................................   3.2(j)
Parent Pension Plan.........................................   3.2(l)(i)
Parent Permits..............................................   3.2(i)
Parent Preferred Stock......................................   3.2(b)
Parent SEC Documents........................................   3.2(d)
Parent Stock Plan...........................................   3.2(b)
Parent Stockholders' Meeting................................   5.5(b)
Purchase Plans..............................................   5.10(b)
Reincorporation Agreement...................................   4.1(d)
Release.....................................................   3.1(o)(C)
Remedial Action.............................................   3.1(o)(D)
Restricted Stock Award......................................   3.1(b)
Rule 145 Affiliates.........................................   5.7
S-4.........................................................   3.1(e)
SEC.........................................................   3.1(a)
Securities Act..............................................   3.1(d)
Significant Subsidiary......................................   3.1(a)
Subsidiary..................................................   3.1(a)
Surviving Corporation.......................................   1.3(a)
SVE Tennessee...............................................   4.1(d)
Tax or Taxes................................................   3.1(k)
Tax Return..................................................   3.1(k)
Voting Debt.................................................   3.1(b)

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of October 26, 1999 (this "Agreement"), among Lennox International Inc., a Delaware corporation ("Parent"), LII Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"), and Service Experts, Inc., a Delaware corporation (the "Company").

     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company each have determined that it is in the best interests of their respective stockholders for Merger Sub to merge with and into the Company (the "Merger") upon the terms and subject to the conditions of this Agreement;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall be and is hereby adopted as a plan of reorganization for purposes of
Section 368 of the Code;

     WHEREAS, as a condition of the willingness of Parent to enter into this Agreement, certain stockholders of the Company will, simultaneously with the execution of this Agreement, enter into stockholder voting agreements pursuant to which each such stockholder will agree to vote in favor of this Agreement and the Merger at the Company Stockholder Meeting (as hereinafter defined);

     WHEREAS, as a condition of the willingness of the Company to enter into this Agreement, certain stockholders of Parent will, simultaneously with the execution of this Agreement, enter into stockholder voting agreements pursuant to which each such stockholder will agree to vote in favor of the issuance of Parent Common Stock (as hereinafter defined) in connection with the Merger at the Parent Stockholder Meeting (as hereinafter defined);

     WHEREAS, as a condition of the willingness of Parent to enter into this Agreement, the Company will, simultaneously with the execution of this Agreement, enter into a stock option agreement (the "Company Option Agreement"), pursuant to which the Company will grant Parent the option (the "Company Option") to purchase shares of Company Common Stock (as hereinafter defined), upon the terms and subject to the conditions set forth therein; and

     WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger; Effective Time of the Merger. Upon the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). As soon as practicable at or after the closing of the Merger (the "Closing"), a certificate of merger, prepared and executed in accordance with the relevant provisions of the DGCL, with respect to the Merger (the "Certificate of Merger") shall be filed with the Delaware Secretary of State. The Merger shall become effective at such time as is provided in the Certificate of Merger (the "Effective Time").

     1.2 Closing. The Closing shall take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver in accordance with this Agreement) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing) (the "Closing Date"), at the offices of Baker & Botts, L.L.P., 2001 Ross Avenue, Dallas, Texas 75201, unless another date or place is agreed to by the parties.

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     1.3  Effects of the Merger.

          (a) At the Effective Time: (i) Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (Merger Sub and the Company are sometimes referred to herein as the "Constituent Corporations" and the Company is sometimes referred to herein as the "Surviving Corporation"); (ii) the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law provided that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as "Article I. The name of the corporation is Service Experts, Inc. (the "Corporation")"; and (iii) the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

          (b) The directors and officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the initial directors and officers of the Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Restated Certificate of Incorporation and Bylaws. After the Effective Time, Parent will cause such officers of the Company as Parent deems appropriate to be appointed officers of Surviving Corporation.

          (c) The Merger shall have the effects set forth in this Section 1.3 and the applicable provisions of the DGCL.

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $.01 per share, of the Company ("Company Common Stock"), or capital stock of Merger Sub:

          (a) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (b) Cancellation of Treasury Stock. Each share of Company Common Stock and all other shares of capital stock of the Company that are owned by the Company as treasury stock shall be canceled and retired and shall cease to exist and no stock of Parent or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Exchange Ratio for Company Common Stock. Subject to the provisions of Section 2.2(e) hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into the right to receive 0.67 (the "Conversion Number") of a share of common stock, par value $.01 per share ("Parent Common Stock"), of Parent. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock, as contemplated by Section 2.2(e), to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

          (d) Treatment of Company Stock Options, Warrants and Restricted Stock Awards. Each outstanding Company Stock Option (as hereinafter defined), Company Warrants (as hereinafter defined) and each Restricted Stock Award (as hereinafter defined) shall be assumed by Parent as provided in Section 5.10.

          (e) Company Convertible Notes. Parent shall agree to be bound by the conversion provisions of the Company Convertible Notes (as hereinafter defined), such that the Company Convertible Notes shall be convertible into Parent Common Stock in accordance with the terms of the Company Convertible Notes.

     2.2  Exchange of Certificates

          (a) Exchange Agent. As of the Effective Time, Parent shall deposit with ChaseMellon Shareholder Services, L.L.C. or such other bank or trust company designated by Parent and reasonably acceptable to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"), issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock (the "Certificates"), which holder's shares of Company Common Stock were converted into the right to receive shares of Parent Common Stock pursuant to Section 2.1: (i) a letter of transmittal ("Letter of Transmittal") which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal, duly executed, and any other documents reasonably required by Parent or the Exchange Agent, (A) the holder of a Certificate shall receive in exchange therefore a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.2(c); and (B) the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the appropriate number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 2.2 and any unpaid dividends and distributions that such holder has the right to receive pursuant to
     Section 2.2(c). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of persons entitled thereto.

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

          (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the right to receive shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder thereof, without interest: (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

          (d) No Further Ownership Rights. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date hereof and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

          (e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article II, and, except as provided in this Section 2.2(e), no dividend or other distribution, stock split or interest shall relate to any such fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder of Parent. In lieu of any fractional security, each holder of shares of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article II will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the sum of (i) the gross proceeds from the sale or sales by the Exchange Agent in accordance with the provisions of this Section 2.2(e), on behalf of all such holders of the aggregate fractional shares of Parent Common Stock issued pursuant to this Article II and (ii) the aggregate dividends or other distributions that are payable with respect to such shares of Parent Common Stock pursuant to Section 2.2(c) (such dividends and distributions being herein called the "Fractional Dividends"). As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of the aggregate of (x) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to
     Section 2.2(a) over (y) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Company Common Stock pursuant to Section 2.2(b) (such excess being herein called the "Excess Securities") and the Exchange Agent, as agent for the former holders of Company Common Stock, shall sell the Excess Securities at the prevailing prices on the New York Stock Exchange ("NYSE"). The sale of the Excess Securities by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Securities. Until the gross proceeds of such sale of Excess Securities and the Fractional Dividends have been distributed to the former stockholders of the Company, the Exchange Agent will hold such proceeds and dividends in trust for such former stockholders. As soon as practicable after the determination of the amount of cash to be paid to former stockholders of the Company in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

          (f) Termination of Exchange Fund. Any portion of the Exchange Fund and any cash in lieu of fractional shares of Parent Common Stock made available to the Exchange Agent that remain undistributed to the former stockholders of the Company on the first anniversary of the Effective Time shall be delivered to Parent, upon demand, and any stockholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. Parent shall cause the Surviving Corporation to pay all charges and expenses of the Exchange Agent.

          (g) No Liability. None of Parent, the Company or Merger Sub shall be liable to any holder of shares of Parent Common Stock or Company Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Parent Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any amounts remaining unclaimed by holders of any such shares at such date as is immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

          (h) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, cash in lieu of fractional shares of Parent Common Stock as contemplated by Section 2.2(e), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.2(c).

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of the Company. The Company represents and warrants to Parent and Merger Sub as follows:

          (a) Organization, Standing and Power. Each of the Company and the Company's Significant Subsidiaries (as defined below) is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its state of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect (as defined below) on the Company. The Company has heretofore delivered to Parent complete and correct copies of its Restated Certificate of Incorporation and Bylaws, each as amended to date. All Significant Subsidiaries of the Company and their respective jurisdictions of incorporation or organization are identified on Schedule 3.1(a)(i) of the disclosure schedule dated as of the date hereof and signed by an authorized officer of the Company and delivered to Parent on or prior to the date hereof (the "Company Disclosure Schedule"). As used in this
     Agreement: (i) a "Significant Subsidiary" means any Subsidiary of the Company or Parent, as the case may be, that would constitute a Significant Subsidiary of such party

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

     within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "SEC"); (ii) a "Material Adverse Effect" or "Material Adverse Change" shall mean, in respect of the Company or Parent, as the case may be, any effect or change that is or would reasonably be expected to be materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of such party and its Subsidiaries taken as a whole, other than any change, circumstance or effect to the extent it results from or arises out of (1) changes in the economy in general, (2) changes or circumstances affecting in general the industries in which such party operates, (3) in the case of the Company, the failure of the Company to retain its general managers and other key employees or any material disruption in supplier relationships as a result of the transaction contemplated by this Agreement or the public announcement thereof or policies or other actions adopted or taken by Parent or any of its affiliates or Subsidiaries (it being understood that the Company shall be responsible for the control of its business prior to the Effective Time), (4) in the case of the Company, matters disclosed on
     Schedule 3.1(a)(ii) of the Company Disclosure Schedule or (5) in the case of Parent, matters disclosed on Schedule 3.2(a)(ii) of the Parent Disclosure Schedule (as hereinafter defined); and (iii) "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which: (1) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which are held by such party or any Subsidiary of such party that do not have a majority of the voting interest in such partnership) or (2) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries.

          (b) Capital Structure. As of the date hereof, the authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share, of the Company ("Company Preferred Stock"). At the close of business on October 22, 1999 (except as otherwise indicated): (i) 18,183,374 shares of Company Common Stock were issued and outstanding; (ii) 100,000, 333,224, 1,300,000, 350,000, 150,000, and 427,420 shares of Company Common Stock were reserved for issuance pursuant to the Company's 1996 Non-Employee Director Stock Option Plan, the Company's Service Center Stock Option Plan, the Company's 1996 Incentive Stock Plan, the Company's 1996 Employee Stock Purchase Plan, the Company's 1997 Non-Qualified Stock Purchase Plan and the Company's 1997 Non-Qualified Stock Option Plan (collectively, the "Company Stock Plans"), respectively; (iii) as of September 30, 1999, 2,166,451 shares of Company Common Stock were subject to issuance pursuant to outstanding options under the Company Stock Plans; (iv) 365,527 shares of Company Common Stock are reserved for issuance pursuant to warrants (the "Company Warrants") to purchase shares of Company Common Stock upon the terms and conditions set forth on Schedule 3.1(b)(iv) of the Company Disclosure Schedule; (v) 20,000 shares of Company Common Stock are reserved for issuance pursuant to restricted stock awards ("Restricted Stock Awards") having the terms and conditions set forth on Schedule 3.1(b)(v) of the Company Disclosure Schedule; (vi) no shares of Company Common Stock were held by the Company in its treasury or by its wholly owned Subsidiaries; (vii) no shares of Company Preferred Stock were issued and outstanding; and (viii) except for the $13,801,853 aggregate principal amount of the Company's convertible subordinated notes identified on Schedule 3.1(b)(viii) of the Company Disclosure Schedule (the "Company Convertible Notes"), which is convertible into an aggregate of 410,831 shares of Company Common Stock upon the terms and conditions set forth on Schedule 3.1(b)(viii) of the Company Disclosure Schedule, no Voting Debt (as defined below) was issued and outstanding. The term "Voting Debt" means bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of the Company or Parent, as the case may be, may vote. All outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and are not subject to preemptive rights. Except as set forth on Schedule 3.1(b)(ix) of the Company Disclosure Schedule, all outstanding shares of

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

     capital stock of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth in this Section 3.1(b) or Schedule 3.1(b)(x) of the Company Disclosure Schedule and except for changes since October 22, 1999 resulting from the exercise of stock options granted pursuant to, or from issuances or purchases under, the Company Stock Plans, the Company Warrants or the Company Convertible Notes or as contemplated by this Agreement, there are outstanding: (i) no shares of capital stock, Voting Debt or other voting securities of the Company; (ii) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock, Voting Debt or other voting securities of the Company or any Subsidiary of the Company; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of the Company or of any Subsidiary of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except as contemplated by this Agreement, there are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company that will limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the stockholders of the Company with respect to the Merger. There are no restrictions on the Company to vote the stock of any of its Subsidiaries.

          (c) Authority; No Violations; Consents and Approvals.

             (i) The Boards of Directors of the Company has (A) approved the Merger, this Agreement and the Company Option Agreement, (B) declared the Merger, this Agreement and the Company Option Agreement to be advisable and in the best interests of the stockholders of the Company, and (C) resolved to recommend that the Company stockholders vote for the approval and adoption of the Merger and this Agreement. The directors of the Company have advised the Company and Parent that they intend to vote or cause to be voted all of the shares of Company Common Stock beneficially owned by them and their affiliates in favor of approval of the Merger and this Agreement. The Company has all requisite corporate power and authority to enter into this Agreement and the Company Option Agreement and, subject, with respect to consummation of the Merger, to approval of this Agreement and the Merger by the stockholders of the Company in accordance with the DGCL and the Restated Certificate of Incorporation and Bylaws of the Company, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to approval of this Agreement and the Merger by the stockholders of the Company in accordance with the DGCL and the Restated Certificate of Incorporation and Bylaws of the Company. This Agreement and the Company Option Agreement have been duly executed and delivered by the Company and, subject, with respect to consummation of the Merger, to approval of this Agreement and the Merger by the stockholders of the Company in accordance with the DGCL and the Restated Certificate of Incorporation and Bylaws of the Company, and assuming this Agreement and the Company Option Agreement constitutes the valid and binding obligation of Parent and Merger Sub, as applicable, constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

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

             (ii) Except as set forth on Schedule 3.1(c) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the Company Option Agreement does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or give rise to a right of purchase under, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, or otherwise result in a material detriment to the Company or any of its Subsidiaries under, any provision of (i) the Restated Certificate of Incorporation or Bylaws of the Company or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or any of its Subsidiaries, (iii) any joint venture or other ownership arrangement or
        (iv) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.1(c)(iii) are duly and timely obtained or made and the approval of the Merger and this Agreement by the stockholders of the Company has been obtained, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, liens, security interests, charges, encumbrances or detriments that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

             (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the Company Option Agreement by the Company or the consummation by the Company of the transactions contemplated hereby and thereby, as applicable, as to which the failure to obtain or make would have a Material Adverse Effect on the Company, except for: (A) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of (x) a joint proxy statement in preliminary and definitive form relating to the meeting of the stockholders of the Company and Parent to be held in connection with the Merger (the "Joint Proxy Statement") and (y) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (C) the filing of a Certificate of Merger with the Delaware Secretary of State; (D) filings with, and approval of, the NYSE; (E) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws, or environmental laws; and (F) such filings and approvals as may be required by any foreign premerger notification, securities, corporate or other law, rule or regulation.

          (d) SEC Documents. The Company has made available to Parent a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by the Company with the SEC since December 31, 1996 and prior to the date of this Agreement (the "Company SEC Documents") which are all the documents (other than preliminary material) that the Company was required to file with the SEC since such date. As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and
                                       A-8
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     regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material) the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

          (e) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and none of the information supplied or to be supplied by the Company and included or incorporated by reference in the Joint Proxy Statement will, at the date mailed to stockholders of the Company or Parent, as the case may be, or at the time of the meeting of such stockholders to be held in connection with the Merger or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time, any event with respect to the Company or any of its Subsidiaries, or with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement or S-4, shall occur which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Joint Proxy Statement, insofar as it relates to the Company or the other Subsidiaries of the Company or other information supplied by the Company for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

          (f) Absence of Certain Changes or Events. Except as set forth in
     Schedule 3.1(f) of the Company Disclosure Schedule or disclosed in, or reflected in the financial statements included in, the Company SEC Documents, or except as contemplated by this Agreement, since December 31, 1998, there has not been: (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock; (ii) any amendment of any term of any outstanding equity security of the Company or any Significant Subsidiary of the Company; (iii) any repurchase, redemption or other acquisition by the Company or any Subsidiary of the Company of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, the Company or any Subsidiary of the Company, except as contemplated by the Company Stock Plans; (iv) any material change in any method of accounting or accounting practice or any tax method, practice or election by the Company or any Significant Subsidiary of the Company; or (v) any other transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) that would have a Material Adverse Effect on the Company.

          (g) No Undisclosed Material Liabilities. Except as disclosed in the Company SEC Documents or as set forth in Schedule 3.1(g) of the Company Disclosure Schedule, as of the date hereof, there

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     are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would have a Material Adverse Effect on the Company, other than: (i) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 1999 (including the notes thereto) contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and (ii) liabilities under this Agreement.

          (h) No Default. Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Restated Certificate of Incorporation or Bylaws of the Company or the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license to which the Company or any of its Subsidiaries is now a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound except as set forth on Schedule 3.1(h) of the Company Disclosure Schedule or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which in the aggregate would not have a Material Adverse Effect on the Company.

          (i) Compliance with Applicable Laws. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses as they are now being conducted (the "Company Permits"), except where the failure so to hold would not have a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not have a Material Adverse Effect on the Company. Except as disclosed in the Company SEC Documents, the businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect on the Company. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge (as hereinafter defined) of the Company as of the date hereof, threatened, other than those the outcome of which would not have a Material Adverse Effect on the Company. For purposes of this Agreement "knowledge" means the actual knowledge of the officers or directors of Parent or the Company, as the case may be, and the senior managers identified on Exhibit 3.1(i)(a) (in the case of Parent) or
     Exhibit 3.1(i)(b) (in the case of the Company), in each case after due inquiry.

          (j) Litigation. Except as disclosed in the Company SEC Documents or as set forth on Schedule 3.1(j) of the Company Disclosure Schedule, there is no suit, action or proceeding pending, or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary of the Company ("Company Litigation"), and the Company and its Subsidiaries have no knowledge of any facts that are likely to give rise to any Company Litigation, that (in any case) is reasonably likely to have a Material Adverse Effect on the Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company ("Company Order") that is reasonably likely to have a Material Adverse Effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

          (k) Taxes. Except as set forth on Schedule 3.1(k) or 3.1(l)(ii) of the Company Disclosure Schedule:

             (i) Each of the Company and its Subsidiaries and any affiliated, consolidated, combined, unitary or similar group of which the Company or any of its Subsidiaries is or was a member has (A) duly filed on a timely basis (taking into account any extensions) all Tax Returns (as hereinafter defined) required to be filed or sent by or with respect to it other than Tax Returns that would report immaterial Tax liability and as to which the failure to file would not itself give

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        rise to material Tax liability, (B) duly paid or deposited on a timely basis all material Taxes (as hereinafter defined) that are shown to be due and payable on or with respect to such Tax Returns, and all material Taxes that are otherwise due and payable (except for audit adjustments not material in the aggregate or to the extent that liability therefor is reserved for in the Company's most recent audited financial statements) for which the Company or any of its Subsidiaries may be liable, (C) established reserves that are adequate for the payment of all material Taxes not yet due and payable with respect to the results of operations of the Company and its Subsidiaries through the date hereof, and (D) complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment and withholding of material Taxes that are required to be withheld from payments to employees, independent contractors, creditors, shareholders or any other third party and has in all material respects timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over;

             (ii) Except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any examination by any applicable taxing authority have been paid, fully settled or adequately provided for in the Company's most recent audited financial statements. No audits or other administrative proceedings or court proceedings are presently pending, or to the knowledge of the Company, threatened, with regard to any Taxes for which the Company or any of its Subsidiaries would be liable in an amount reasonably expected to exceed $100,000, and no material deficiency (to the extent remaining unsatisfied) for any Taxes has been proposed, asserted or assessed (whether by examination report or prior to completion of examination by means of notices of proposed adjustment or other similar requests or notices) pursuant to such examination against the Company or any of its Subsidiaries by any taxing authority with respect to any period;

             (iii) Except as set forth in Schedule 3.1(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to an agreement that provides for the payment of any amount that would constitute a "parachute payment" within the meaning of Section 280G of the Code or that would constitute compensation whose deductibility is limited under Section 162(m) of the Code;

             (iv) To the knowledge of the Company, no material reassessments (for property or ad valorem Tax purposes) of any assets or any property owned or leased by the Company or any of its Subsidiaries have been proposed in written form;

             (v) Neither the Company nor any of its Subsidiaries has agreed to make any adjustment pursuant to section 481(a) of the Code (or any predecessor provision) by reason of any change in any accounting method of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any application pending with any taxing authority requesting permission for any changes in any accounting method of the Company or any of its Subsidiaries. To the knowledge of the Company, neither the Internal Revenue Service ("IRS") nor any other taxing authority has proposed in writing, and neither the Company nor any of its Subsidiaries is otherwise required to make, any such adjustment or change in accounting method; and

             (vi) Neither the Company, nor, to the knowledge of the Company, any member of its affiliated group that joins in the consolidated federal income tax return (i) has been a member of any other affiliated group that filed a consolidated federal income tax return or (ii) has assumed, or agreed to indemnify against, the liability for Taxes of any person other than a person that is a present or former member (or predecessor of such a member in the case of the acquisition of such predecessor by such member) of the affiliated group of which the Company is the common parent.

     For purposes of this Agreement, "Tax" (and, with correlative meaning, "Taxes") means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value

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added, transfer, franchise, profits, license, withholding, payroll, employment, excise, production, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and/or any penalty, addition to tax or additional amount imposed by any taxing authority.

     "Tax Return" (and with correlative meaning, "Tax Returns") means all returns, declarations, reports, estimates, information returns and statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereto.

          (l) Pension and Benefit Plans; ERISA.

             (i) Schedule 3.1(l)(i) of the Company Disclosure Schedule contains a list of each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (hereinafter a "Company Pension Plan"), "employee welfare benefit plan" (as defined in Section 3(l) of ERISA), stock option, stock purchase, deferred compensation plan or arrangement, and other employee fringe benefit plan or arrangement maintained, contributed to or required to be maintained or contributed to by the Company, any of its Significant Subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b),
        (c), (m) or (o) of the Code (each a "Company ERISA Affiliate") for the benefit of any present or former officers, employees, directors or independent contractors of the Company or any Company ERISA Affiliate (all the foregoing being herein called "Company Employee Benefit Plans"). The Company has made available to Parent true, complete and correct copies of (1) each Company Employee Benefit Plan and amendments thereto, (2) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Company Employee Benefit Plan (if any such report was required by applicable law), (3) the most recent summary plan description for each Company Employee Benefit Plan for which such a summary plan description is required by applicable law and (4) each trust agreement and insurance or annuity contract relating to any Company Employee Benefit Plan.

             (ii) Each Company Employee Benefit Plan has been administered in accordance with its terms except as would not have a Material Adverse Effect. The Company, the Company ERISA Affiliates and all Company Employee Benefit Plans are in compliance in all material respects with the applicable provisions of ERISA and the Code. Except as disclosed in
        Schedule 3.1(l)(ii) of the Company Disclosure Schedule or except as would not have a Material Adverse Effect, all reports, returns and similar documents with respect to Company Employee Benefit Plans required to be filed with any governmental agency or distributed to any Company Employee Benefit Plan participant have been duly, timely and accurately filed or distributed. Except as disclosed in Schedule 3.1(l)(ii) of the Company Disclosure Schedule or except as would not have a Material Adverse Effect, there are no investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Company Employee Benefit Plans), suits or proceedings against or involving any Company Employee Benefit Plan or asserting any rights or claims to benefits under any Company Employee Benefits Plan that could give rise to any liability, and there are not any facts to the Company's knowledge that could give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

             (iii) Except as disclosed in Schedule 3.1(l)(iii) of the Company Disclosure Schedule, no Company Pension Plan is subject to Title IV of ERISA and none of the Company or any Company ERISA affiliate has maintained or been required to contribute to a plan that is subject to Title IV of ERISA during the past six years.

             (iv) Except as disclosed in Schedule 3.1(l)(iv) of the Company Disclosure Schedule, each Company Pension Plan intended to be qualified has been the subject of a determination letter from the Internal Revenue Service to the effect that such Company Pension Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code;

        no such determination letter has been revoked, and, to the knowledge of the Company, revocation has not been threatened; and such Company Pension Plan has not been amended since the effective date of its most recent determination letter in any respect that might adversely affect its qualification or materially increase its cost. The Company has made available to Parent a copy of the most recent determination letter received from the Internal Revenue Service with respect to each Company Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter.

             (v) Except as disclosed on Schedule 3.1(l)(v) of the Company Disclosure Schedule or except as would not have a Material Adverse Effect, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee or group of employees of the Company or any of its Subsidiaries; (ii) increase any benefits otherwise payable under any Company Employee Benefit Plan or Company Pension Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits. Except as disclosed on Schedule 3.1(l)(v) of the Company Disclosure Schedule or in the Company SEC Documents, there are no severance agreements or employment agreements between the Company or any of its Subsidiaries and any employee of the Company or such Subsidiary. True and correct copies of all such severance agreements and employment agreements have been made available to Parent. Except as set forth on Schedule 3.1(l)(v) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any consulting agreement or arrangement with any natural person involving compensation in excess of $50,000, except as are terminable upon one month's notice or less.

             (vi) Except as disclosed on Schedule 3.1(l)(vi) of the Company Disclosure Schedule, no stock or other security issued by the Company or any of its subsidiaries forms or has formed a material part of the assets of any Company Employee Benefit Plan or Company Pension Plan.

          (m) Labor Matters. Except as set forth on Schedule 3.1(m) of the Company Disclosure Schedule or in the Company SEC Documents:

             (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other current labor agreement with any labor union or organization, and to the Company's knowledge currently there is no union that claims to represent employees of the Company or any of its Subsidiaries, nor does the Company or any of its Subsidiaries know of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees;

             (ii) There is no unfair labor practice charge or grievance arising out of a collective bargaining agreement or other grievance procedure against the Company or any of its Subsidiaries pending, or, to the knowledge or the Company or any of its Subsidiaries, threatened, that has, or is reasonably likely to have, a Material Adverse Effect on the Company;

             (iii) There is no complaint, lawsuit or proceeding in any forum by or on behalf of any present or former employee, any applicant for employment or any classes of the foregoing alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company or any of its Subsidiaries, threatened, that has, or is reasonably likely to have, a Material Adverse Effect on the Company;

             (iv) There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company or any of its Subsidiaries, threatened, against or involving the Company or any of its Subsidiaries that has, or is reasonably likely to have, a Material Adverse Effect on the Company;

             (v) The Company and each of its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except for non-compliance that does not have, and is not reasonably likely to have, a Material Adverse Effect on the Company; and

             (vi) As of the date hereof, there is no proceeding, claim, suit, action or governmental investigation pending or, to the knowledge of the Company or any of its Subsidiaries, threatened, in respect to which any current or former director, officer, employee or agent of the Company or any of its Subsidiaries is or may be entitled to claim indemnification from the Company or any of its Subsidiaries pursuant to the Restated Certificate of Incorporation or Bylaws of the Company or any provision of the comparable charter or organizational documents of any of its Subsidiaries, as provided in any indemnification agreement to which the Company or any Subsidiary of the Company is a party or pursuant to applicable law that has, or is reasonably likely to have, a Material Adverse Effect on the Company.

          (n) Intangible Property. The Company and its Subsidiaries possess, have adequate rights to use, or have adequate licenses to all material trademarks, trade names, patents, service marks, brand marks, brand names, domain names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of the Company and its Subsidiaries (collectively, the "Company Intangible Property"), except where the failure to possess or have adequate rights to use such properties would not reasonably be expected to have a Material Adverse Effect on the Company. All of the Company Intangible Property that is owned by the Company or its Subsidiaries in whole or in part is owned free and clear of any and all liens, claims or encumbrances, except those that are not reasonably likely to have a Material Adverse Effect on the Company, and neither the Company nor any such Subsidiary has forfeited or otherwise relinquished any Company Intangible Property which forfeiture would result in a Material Adverse Effect on the Company. The Company and its Subsidiaries are not in violation of or in default under any contract or license giving the Company and its Subsidiaries rights to use or licenses to the Company Intangible Property, unless such violation or default would not reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, the operation of the Company's business has not, does not, and will not in any material respect, conflict with, infringe upon, violate or interfere with or constitute a misappropriation or dilution of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor of any other person and there have been no claims made and neither the Company nor any of its Subsidiaries has received any notice of any claim or otherwise knows that any of the Company Intangible Property is invalid or conflicts with the asserted rights of any other person or has not been used or enforced or has been failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Company Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that would not reasonably be expected to have a Material Adverse Effect on the Company. To the knowledge of the Company, no other person has, is or is planning to infringe upon, violate or interfere with or misappropriate or dilute any of the Company Intangible Property, except where the foregoing would not reasonably be expected to have a Material Adverse Effect on the Company.

          (o) Environmental Matters.

          For purposes of this Agreement:

             (A) "Environmental Laws" means all federal, state and local laws, rules and regulations relating to pollution or the protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials and including, without limitation,

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        the Comprehensive Environmental Response, Compensation and Liability Act
        and any state law counterparts;

             (B) "Hazardous Materials" means (x) any petroleum or petroleum products, radioactive materials, hydrochlorofluorocarbons asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls, (y) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances" or "toxic pollutants," or words of similar import, under any Environmental Law and (z) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which the Company or any of its Subsidiaries operates (for purposes of Section 3.1(o)) or in which Parent or any of its Subsidiaries operates (for purposes of Section 3.2(n)).

             (C) "Release" means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property owned, operated or leased by the applicable party or its Subsidiaries; and

             (D) "Remedial Action" means all actions, including, without limitation, any capital expenditures, required by a Governmental Entity or required under any Environmental Law, or voluntarily undertaken to
        (w) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials or other substance in the indoor or outdoor environment; (x) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (y) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (z) bring the applicable party into compliance with any Environmental Law.

          Except as disclosed on Schedule 3.1(o) of the Company Disclosure Schedule or in the Company SEC Documents:

             (i) The operations of the Company and its Subsidiaries have been and, as of the Closing Date, will be, in compliance with all Environmental Laws, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on the Company;

             (ii) The Company and its Subsidiaries have obtained and will maintain all permits, licenses and registrations, or applications relating thereto, and have made and will make all filings, reports and notices required under applicable Environmental Laws for the continued operations of their respective businesses, except such matters the lack or failure of which would not lead to a Material Adverse Effect on the Company;

             (iii) The Company and its Subsidiaries are not subject to any outstanding written orders or material contracts with any Governmental Entity or other person respecting (A) Environmental Laws, (B) Remedial Action or (C) any Release or threatened Release of a Hazardous Material, except such orders or contracts the compliance with which would not reasonably be expected to have a Material Adverse Effect on the Company;

             (iv) The Company and its Subsidiaries have not received any written communication alleging, with respect to any such party, the violation of or liability under any Environmental Law, which violation or liability would reasonably be expected to have a Material Adverse Effect on the Company;

             (v) Neither the Company nor any of its Subsidiaries has any contingent liability in connection with the Release of any Hazardous Material into the indoor or outdoor environment

        (whether on-site or off-site) that would reasonably be expected to lead to a Material Adverse Effect on the Company;

             (vi) The operations of the Company or its Subsidiaries involving the generation, transportation, treatment, storage or disposal of hazardous waste, as defined and regulated under 40 C.F.R. Parts 260-270 (in effect as of the date of this Agreement) or any state equivalent, are in compliance with applicable Environmental Laws, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on the Company; and

             (vii) There is not now on or in any property of the Company or its Subsidiaries any of the following: (A) any underground storage tanks or surface impoundments, (B) any asbestos-containing materials, or (C) any polychlorinated biphenyls, any of which ((A), (B), or (C) preceding) could have a Material Adverse Effect on the Company.

          (p) Insurance. The Company has delivered to Parent an insurance schedule of the Company's and each of its Subsidiaries' directors' and officers' liability insurance, primary and excess casualty insurance policies, providing coverage for bodily injury and property damage to third parties, including products liability and completed operations coverage, and worker's compensation, in effect as of the date hereof. The Company maintains insurance coverage reasonably adequate for the operation of the business of the Company and each of its Subsidiaries (taking into account the cost and availability of such insurance), and the transactions contemplated by this Agreement will not materially adversely affect such coverage.

          (q) Opinion of Financial Advisor. The Board of Directors of the Company has received the opinions of each of SunTrust Equitable Securities Corporation and Wasserstein Perella & Co., Inc. (copies of which have been delivered to Parent) to the effect that, as of the date hereof, the Conversion Number is fair from a financial point of view to the holders of Company Common Stock.

          (r) Vote Required. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of the Company capital stock necessary to approve this Agreement and the transactions contemplated hereby.

          (s) Beneficial Ownership of Parent Common Stock. As of the date hereof, neither the Company nor its Subsidiaries "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) any of the outstanding Parent Common Stock or any of Parent's outstanding debt securities.

          (t) Brokers. Except for the fees and expenses payable to each of SunTrust Equitable Securities Corporation and Wasserstein Perella & Co., Inc., which fees are reflected in its agreement with the Company (copies of which have been delivered to Parent), no broker, investment banker, or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

          (u) Tax Matters. Neither the Company nor any of the officers of the Company is aware of any reason why the Merger could fail to qualify as a tax-free reorganization pursuant to section 368(a) of the Code.

          (v) State Takeover Statutes. The Board of Directors of the Company has approved the Merger and this Agreement, and such approval is sufficient to render the provisions of Section 203 of the DGCL inapplicable to the Merger, this Agreement and the other transactions contemplated hereby. No other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or the other transactions contemplated hereby.

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     3.2  Representations and Warranties of Parent. Parent and Merger Sub
jointly and severally represent and warrant to the Company as follows:

          (a) Organization, Standing and Power. Each of Parent and its Significant Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on Parent. Parent has heretofore delivered to the Company complete and correct copies of its Restated Certificate of Incorporation and Amended and Restated Bylaws, each as amended to date. All Significant Subsidiaries of Parent and their respective jurisdictions of incorporation or organization are identified on
     Schedule 3.2(a)(i) of the disclosure schedule dated as of the date hereof and signed by an authorized officer of Parent and delivered to the Company on or prior to the date hereof (the "Parent Disclosure Schedule").

          (b) Capital Structure. As of the date hereof, the authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 25,000,000 shares of preferred stock, par value $.01 per share, of Parent ("Parent Preferred Stock"). At the close of business on October 22, 1999
     (i) 44,958,240 shares of Parent Common Stock were issued and outstanding;
     (ii) 4,603,500, 40,000 and 825,000 shares of Parent Common Stock were reserved for issuance pursuant to Parent's 1998 Incentive Plan, Parent's Nonemployee Director's Compensation and Deferral Plan and Parent's Employee Stock Purchase Plan (collectively, the "Parent Stock Plans"); (iii) 3,667,653 shares of Parent Common Stock were subject to issuance pursuant to outstanding awards under the Parent Stock Plans; (iv) no shares of Parent Common Stock were held by Parent in its treasury or by its wholly owned Subsidiaries; (v) no shares of Parent Preferred Stock were issued and outstanding; and (vi) no Voting Debt was issued and outstanding. All outstanding shares of Parent capital stock are validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth on Schedule 3.2(b)(i) of the Parent Disclosure Schedule, all outstanding shares of capital stock of the Subsidiaries of Parent are owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth in this Section 3.2(b) or Schedule 3.2(b)(ii) of the Parent Disclosure Schedule and except for changes since October 22, 1999 resulting from the exercise of employee stock options granted pursuant to, or from issuances or purchases under, the Parent Stock Plans or as contemplated by this Agreement, there are outstanding: (i) no shares of capital stock, Voting Debt or other voting securities of Parent; (ii) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable for shares of capital stock, Voting Debt or other voting securities of Parent or any Subsidiary of Parent; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent or of any Subsidiary of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except as contemplated by this Agreement, there are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent that will limit in any way the solicitation of proxies by or on behalf of Parent from, or the casting of votes by, the stockholders of Parent with respect to the Merger. There are no restrictions on Parent to vote the stock of any of its Subsidiaries. As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $.01 per share, 1,000 shares of which are validly issued, fully paid and nonassessable and are owned by Parent and the balance of which are not issued or outstanding.

          (c) Authority; No Violations, Consents and Approvals.

             (i) The Boards of Directors of Parent and Merger Sub have (A) approved the Merger and this Agreement, (B) declared the Merger and this Agreement to be advisable and in the best interests of the stockholders of Parent and Merger Sub, respectively, and (C) in the case of the Board of Directors of Parent, resolved to recommend that Parent stockholders vote for the approval of the issuance of Parent Common Stock pursuant to the Merger. The directors of Parent have advised the Company and Parent that they intend to vote or cause to be voted all of the shares of Parent Common Stock beneficially owned by them and their affiliates in favor of approval of the issuance of Parent Common Stock pursuant to the Merger. Parent has all requisite corporate power and authority to enter into this Agreement subject with respect to consummation of the Merger, to approval of the issuance of Parent Common Stock pursuant to the Merger by the stockholders of Parent in accordance with the DGCL, the Restated Certificate of Incorporation and Amended and Restated Bylaws of Parent and the NYSE listing requirements, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, with respect to the consummation of the Merger, to approval of the issuance of Parent Common Stock pursuant to the Merger by the stockholders of Parent in accordance with the DGCL, the Restated Certificate of Incorporation and Amended and Restated Bylaws of Parent and the NYSE listing requirements. This Agreement has been duly executed and delivered by Parent and Merger Sub and, subject with respect to consummation of the Merger, to approval of the issuance of Parent Common Stock pursuant to the Merger by the stockholders of Parent in accordance with the DGCL, the Restated Certificate of Incorporation and Amended and Restated Bylaws of Parent and the NYSE listing requirements, and assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of Parent and Merger Sub enforceable in accordance with its terms, subject as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

             (ii) Except as set forth in Schedule 3.2(c) of the Parent Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or give rise to a right of purchase under, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, or otherwise result in a material detriment to Parent or any of its Subsidiaries under, any provision of (i) the Restated Certificate of Incorporation or Amended and Restated Bylaws of Parent or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries, (iii) any joint venture or other ownership arrangement or (iv) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.2(c)(iii) are duly and timely obtained or made and the approval of the issuance of Parent Common Stock pursuant to the Merger by the stockholders of Parent has been obtained, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, liens, security interests, charges, encumbrances or detriments that, individually or in the aggregate, would not have a Material Adverse Effect on Parent, materially impair the ability of Parent to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

             (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated hereby, as to which the failure to obtain or make would have a Material Adverse Effect on Parent, except for: (A) the filing of a premerger notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of the Joint Proxy Statement, the S-4, such reports under Section 13(a) of the Exchange Act and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, and the obtaining from the SEC of such orders as may be so required; (C) the filing of a Certificate of Merger with the Delaware Secretary of State; (D) filings with, and approval of, the NYSE; (E) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or environmental laws; and (F) such filings and approvals as may be required by any foreign premerger notification, securities, corporate or other law, rule or regulation.

          (d) SEC Documents. Parent has made available to the Company a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC since July 28, 1999 and prior to the date of this Agreement (the "Parent SEC Documents"), which are all the documents (other than preliminary material) that Parent was required to file with the SEC since such date. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which will be material) the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

          (e) Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the S-4 will, at the time the S-4 becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and none of the information supplied or to be supplied by Parent and included or incorporated by reference in the Joint Proxy Statement will, at the date mailed to stockholders of the Company or Parent, as the case may be, or at the time of the meeting of such stockholders to be held in connection with the Merger or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time, any event with respect to Parent or any of its Subsidiaries, or with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement or the S-4, shall occur which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the S-4, such event shall be so described, and, in the case of the S-4, such amendment or supplement shall be promptly filed with the SEC. The Joint Proxy Statement, insofar as it relates to Parent or its Subsidiaries of Parent or other information supplied by Parent for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

          (f) Absence of Certain Changes or Events. Except as set forth in
     Schedule 3.2(f) of the Parent Disclosure Schedule or disclosed in, or reflected in the Parent SEC Documents, or except as contemplated by this Agreement, since December 31, 1998, there has not been: (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent's capital stock (other than quarterly dividends of approximately $0.085 per share of Parent Common Stock); (ii) any amendment of any term of any outstanding equity security of Parent or any Significant Subsidiary of Parent; (iii) any repurchase, redemption or other acquisition by Parent or any Subsidiary of Parent of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Parent or any Subsidiary of Parent, except as contemplated by the Parent Stock Plans;
     (iv) any material change in any method of accounting or accounting practice or any tax method, practice or election by Parent or any Significant Subsidiary of Parent; or (v) any other transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) that would have a Material Adverse Effect on Parent.

          (g) No Undisclosed Material Liabilities. Except as set forth in the Parent SEC Documents, as of the date hereof, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would have a Material Adverse Effect on Parent, other than: (i) liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 1999 (including the notes thereto) contained in the Parent's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 and (ii) liabilities under this Agreement.

          (h) No Default. Neither Parent nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Restated Certificate of Incorporation or Amended and Restated Bylaws of Parent or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license to which Parent or any of its Subsidiaries is now a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets is bound or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which in the aggregate would not have a Material Adverse Effect on Parent.

          (i) Compliance with Applicable Laws. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses as they are now being conducted (the "Parent Permits"), except where the failure so to hold would not have a Material Adverse Effect on Parent. Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply would not have a Material Adverse Effect on Parent. Except as disclosed in the Parent SEC Documents, the businesses of Parent and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect on Parent. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent as of the date hereof, threatened, other than those the outcome of which would not have a Material Adverse Effect on Parent.

          (j) Litigation. Except as disclosed in the Parent SEC Documents, there is no suit, action or proceeding pending, or, to the knowledge of Parent, threatened against or affecting Parent or any Subsidiary of Parent ("Parent Litigation"), and Parent and its Subsidiaries have no knowledge of any facts that are likely to give rise to any Parent Litigation, that (in any case) is reasonably likely to have a Material Adverse Effect on Parent, nor is there any judgment, decree, injunction, rule or order

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

     of any Governmental Entity or arbitrator outstanding against Parent or any Subsidiary of Parent ("Parent Order") that is reasonably likely to have a Material Adverse Effect on Parent or its ability to consummate the transactions contemplated by this Agreement.

          (k) Taxes. Except as set forth on Schedule 3.2(k) or 3.2(l)(ii) of the Parent Disclosure Schedule:

             (i) Each of Parent, each of its Subsidiaries and any affiliated, consolidated, combined, unitary or similar group of which Parent or any of its Subsidiaries is or was a member has (A) duly filed on a timely basis (taking into account any extensions) all U.S. federal income Tax Returns, and all other material Tax Returns required to be filed or sent by or with respect to it other than Tax Returns that would report immaterial Tax liability and as to which the failure to file would not itself give rise to material Tax liability, (B) duly paid or deposited on a timely basis all material Taxes (as hereinafter defined) that are shown to be due and payable on or with respect to such Tax Returns, and all material Taxes that are otherwise due and payable (except for audit adjustments not material in the aggregate or to the extent that liability therefor is reserved for in Parent's most recent audited financial statements) for which Parent or any of its Subsidiaries may be liable, (C) established reserves that are adequate for the payment of all material Taxes not yet due and payable with respect to the results of operations of Parent and its Subsidiaries through the date hereof, and (D) complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment and withholding of material Taxes that are required to be withheld from payments to employees, independent contractors, creditors, shareholders or any other third party and has in all material respects timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over;

             (ii) Except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any examination by any applicable taxing authority have been paid, fully settled or adequately provided for in Parent's most recent audited financial statements. No audits or other administrative proceedings or court proceedings are presently pending, or to the knowledge of Parent, threatened, with regard to any Taxes for which Parent or any of its Subsidiaries would be liable in an amount reasonably expected to exceed $100,000, and no material deficiency (to the extent remaining unsatisfied) for any Taxes has been proposed, asserted or assessed (whether by examination report or prior to completion of examination by means of notices of proposed adjustment or other similar requests or notices) pursuant to such examination against Parent or any of its Subsidiaries by any taxing authority with respect to any period;

             (iii) To the knowledge of Parent, no material reassessments (for property or ad valorem Tax purposes) of any assets or any property owned or leased by Parent or any of its Subsidiaries have been proposed in written form; and

             (iv) Neither Parent nor any of its Subsidiaries has agreed to make any adjustment pursuant to section 481(a) of the Code (or any predecessor provision) by reason of any change in any accounting method of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries has any application pending with any taxing authority requesting permission for any changes in any accounting method of Parent or any of its Subsidiaries. To the knowledge of Parent, neither the IRS nor any other taxing authority has proposed in writing, and neither Parent nor any of its Subsidiaries is otherwise required to make, any such adjustment or change in accounting method.

          (l) Pension and Benefit Plans; ERISA.

             (i) Schedule 3.2(l)(i) of the Parent Disclosure Schedule contains a list of each "employee pension benefit plan" (as defined in Section 3(2) of (ERISA)) (hereinafter a "Parent Pension Plan"), "employee welfare benefit plan" (as defined in Section 3(l) of ERISA), stock option, stock purchase, deferred compensation plan or arrangement, and other employee fringe benefit plan or arrangement maintained, contributed to or required to be maintained or contributed to by Parent, any of its Significant Subsidiaries or any other person or entity that, together with Parent, is treated as a single employer under Section 414(b), (c),
        (m) or (o) of the Code (each a "Parent ERISA Affiliate") for the benefit of any present or former officers, employees, directors or independent contractors of Parent or any Parent ERISA Affiliate (all the foregoing being herein called "Parent Employee Benefit Plans"). Parent has made available to the Company true, complete and correct copies of (1) each Parent Employee Benefit Plan and amendments thereto, (2) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Parent Employee Benefit Plan (if any such report was required by applicable law), (3) the most recent summary plan description for each Parent Employee Benefit Plan for which such a summary plan description is required by applicable law and (4) each trust agreement and insurance or annuity contract relating to any Parent Employee Benefit Plan.

             (ii) Each Parent Employee Benefit Plan has been administered in accordance with its terms except as would not have a Material Adverse Effect. Parent, the Parent ERISA Affiliates and all the Parent Employee Benefit Plans are in compliance in all material respects with the applicable provisions of ERISA and the Code. Except as disclosed in
        Schedule 3.2(l)(ii) of the Parent Disclosure Schedule or except as would not have a Material Adverse Effect, all reports, returns and similar documents with respect to the Parent Employee Benefit Plans required to be filed with any governmental agency or distributed to any Parent Employee Benefit Plan participant have been duly, timely and accurately filed or distributed. Except as disclosed in Schedule 3.2(l)(ii) of the Parent Disclosure Schedule or except as would not have a Material Adverse Effect, there are no investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Parent Employee Benefit Plans), suits or proceedings against or involving any Parent Employee Benefit Plan or asserting any rights or claims to benefits under any Parent Employee Benefits Plan that could give rise to any material liability, and there are not any facts to Parent's knowledge that could give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

             (iii) Except as disclosed on Schedule 3.2(l)(iii) of the Parent Disclosure Schedule, there has been no "reportable event" as that term is defined in Section 4043 of ERISA and the regulations thereunder with respect to the Parent Pension Plans subject to Title IV of ERISA that would require the giving of notice or any event requiring disclosure under Section 4041(c)(3)(C) or 4063(a) of ERISA.

             (iv) Except as disclosed in Schedule 3.2(l)(iv) of the Parent Disclosure Schedule, each Parent Pension Plan intended to be qualified has been the subject of a determination letter from the Internal Revenue Service to the effect that such Parent Pension Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code; no such determination letter has been revoked, and, to the knowledge of Parent, revocation has not been threatened; and such Parent Pension Plan has not been amended since the effective date of its most recent determination letter in any respect that might adversely affect its qualification or materially increase its cost. Parent has made available to the Company a copy of the most recent determination letter received from the Internal Revenue Service with respect to each Parent Pension Plan for which such a letter has been issued, as well as a copy of any pending application for a determination letter. Parent has also provided to the Company a list of all Parent Pension Plan amendments as to which a favorable determination letter has not yet been received.

             (v) Except as disclosed on Schedule 3.2(l)(v) of the Parent Disclosure Schedule, no stock or other security issued by Parent or any of its subsidiaries forms or has formed a material part of the assets of any Parent Employee Benefit Plan or Parent Pension Plan.

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          (m) Labor Matters. Except as set forth on Schedule 3.2(m) of the
     Parent Disclosure Schedule or in the Parent SEC Documents:

             (i) Neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other current labor agreement with any labor union or organization, and to Parent's knowledge currently there is no union that claims to represent employees of Parent or any of its Subsidiaries, nor does Parent or any of its Subsidiaries know of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees;

             (ii) There is no unfair labor practice charge or grievance arising out of a collective bargaining agreement or other grievance procedure against Parent or any of its Subsidiaries pending, or, to the knowledge or Parent or any of its Subsidiaries, threatened, that has, or is reasonably likely to have, a Material Adverse Effect on Parent;

             (iii) There is no complaint, lawsuit or proceeding in any forum by or on behalf of any present or former employee, any applicant for employment or any classes of the foregoing alleging breach of any express or implied contract of employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent or any of its Subsidiaries, threatened, that has, or is reasonably likely to have, a Material Adverse Effect on Parent;

             (iv) There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent or any of its Subsidiaries, threatened, against or involving Parent or any of its Subsidiaries that has, or is reasonably likely to have, a Material Adverse Effect on Parent;

             (v) Parent and each of its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, except for non-compliance that does not have, and is not reasonably likely to have, a Material Adverse Effect on Parent; and

             (vi) There is no proceeding, claim, suit, action or governmental investigation pending or, to the knowledge of Parent or any of its Subsidiaries, threatened, in respect to which any current or former director, officer, employee or agent of Parent or any of its Subsidiaries is or may be entitled to claim indemnification from Parent or any of its Subsidiaries pursuant to the Restated Certificate of Incorporation or Amended and Restated Bylaws of Parent or any provision of the comparable charter or organizational documents of any of its Subsidiaries, as provided in any indemnification agreement to which Parent or any Subsidiary of Parent is a party or pursuant to applicable law that has, or is reasonably likely to have, a Material Adverse Effect on Parent.

          (n) Intangible Property. Parent and its Subsidiaries possess, have adequate rights to use, or have adequate licenses to all material trademarks, trade names, patents, service marks, brand marks, brand names, domain names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of Parent and its Subsidiaries (collectively, the "Parent Intangible Property"), except where the failure to possess or have adequate rights to use such properties would not reasonably be expected to have a Material Adverse Effect on Parent. All of the Parent Intangible Property that is owned by Parent or its Subsidiaries in whole or in part is owned free and clear of any and all liens, claims or encumbrances, except those that are not reasonably likely to have a Material Adverse Effect on Parent and neither Parent nor any such Subsidiary has forfeited or otherwise relinquished any Parent Intangible Property which forfeiture would result in a Material Adverse Effect on Parent. Parent and its Subsidiaries are not in violation of or in default under any contract or license giving Parent and its Subsidiaries rights to use or licenses to the Parent Intangible Property, unless such violation or default would not reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, the operation of Parent's business has not, does not, and will not in any material respect, conflict with, infringe upon, violate or interfere with or

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     constitute a misappropriation or dilution of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor of any other person and there have been no claims made and neither Parent nor any of its Subsidiaries has received any notice of any claim or otherwise knows that any of the Parent Intangible Property is invalid or conflicts with the asserted rights of any other person or has not been used or enforced or has been failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Parent Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that would not reasonably be expected to have a Material Adverse Effect on Parent. To the knowledge of Parent, no other person has, is or is planning to infringe upon, violate or interfere with or misappropriate or dilute any of the Parent Intangible Property, except where the foregoing would not reasonably be expected to have a Material Adverse Effect on the Company.

          (o) Environmental Matters. Except as disclosed on Schedule 3.2(o) of the Parent Disclosure Schedule or in the Parent SEC Documents:

             (i) The operations of Parent and its Subsidiaries have been and, as of the Closing Date, will be, in compliance with all Environmental Laws, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on Parent;

             (ii) Parent and its Subsidiaries have obtained and will maintain all permits, licenses and registrations, or applications relating thereto, and have made and will make all filings, reports and notices required under applicable Environmental Laws for the continued operations of their respective businesses, except such matters the lack or failure of which would not lead to a Material Adverse Effect on Parent;

             (iii) Parent and its Subsidiaries are not subject to any outstanding written orders or material contracts with any Governmental Entity or other person respecting (A) Environmental Laws, (B) Remedial Action or (C) any Release or threatened Release of a Hazardous Material, except such orders or contracts the compliance with which would not reasonably be expected to have a Material Adverse Effect on Parent;

             (iv) Parent and its Subsidiaries have not received any written communication alleging, with respect to any such party, the violation of or liability under any Environmental Law, which violation or liability would reasonably be expected to have a Material Adverse Effect on Parent;

             (v) Neither Parent nor any of its Subsidiaries has any contingent liability in connection with the Release of any Hazardous Material into the indoor or outdoor environment (whether on-site or off-site) that would reasonably be expected to lead to a Material Adverse Effect on Parent;

             (vi) The operations of Parent or its Subsidiaries involving the generation, transportation, treatment, storage or disposal of hazardous waste, as defined and regulated under 40 C.F.R. Parts 260-270 (in effect as of the date of this Agreement) or any state equivalent, are in compliance with applicable Environmental Laws, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on Parent; and

             (vii) There is not now on or in any property of Parent or its Subsidiaries any of the following: (A) any underground storage tanks or surface impoundments, (B) any asbestos-containing materials, or (C) any polychlorinated biphenyls, which ((A), (B), or (C) preceding) could have a Material Adverse Effect on Parent.

          (p) Opinion of Financial Advisor. The Board of Directors of Parent has received the opinion of Warburg Dillon Read LLC (a copy of which has been delivered to the Company) to the effect that, as of the date hereof, the Conversion Number is fair from a financial point of view to the holders of Parent Common Stock.

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          (q) Vote Required. The affirmative vote of the holders of Parent
     Common Stock required by the rules and regulations of the NYSE is the only vote of the holders of any class or series of Parent capital stock necessary to approve the issuance of the Parent Common Stock pursuant to the Merger. No other vote of the holders of any class or series of Parent capital stock is necessary to approve this Agreement and the transactions contemplated hereby.

          (r) Beneficial Ownership of Company Common Stock. As of the date hereof and except for the Company Option, neither Parent nor any of its Subsidiaries beneficially own any shares of outstanding Company Common Stock.

          (s) Brokers. Except for the fees and expenses payable to Warburg Dillon Read LLC, which fees are reflected in its agreement with Parent, no broker, investment banker or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

          (t) Tax Matters. Neither Parent nor any of the officers of Parent is aware of any reason why the Merger could fail to qualify as a tax-free reorganization pursuant to section 368(a) of the Code.

          (u) Interim Operations of Merger Sub. Merger Sub was formed by Parent solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business or activities, has incurred no other obligations or liabilities, has no other assets and has conducted its operations only as contemplated hereby. All of the outstanding capital stock of Merger Sub is owned directly by Parent.

                                   ARTICLE IV

          COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

          4.1 Conduct of Business by the Company Pending the Merger. Prior to the Effective Time, The Company agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or set forth in Section 4.1 of the Company Disclosure Schedule, or to the extent that Parent shall otherwise consent in writing):

          (a) Ordinary Course. Each of the Company and its Subsidiaries shall carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and shall use its reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and key employees and endeavor to preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Effective Time.

          (b) Dividends; Changes in Stock. Except for transactions solely among the Company and its Subsidiaries, the Company shall not and it shall not permit any of its Subsidiaries to: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company capital stock; or (iii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock, except as required by the terms of its securities outstanding on the date hereof or as contemplated by any existing employee benefit plan.

          (c) Issuance of Securities. The Company shall not and it shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class, any Voting Debt or other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Voting Debt, other voting securities or convertible securities, other than: (i) the issuance of Company Common Stock upon the exercise of stock options granted under the Company Stock Plans (except for the Purchase Plans (as hereinafter defined)) that are outstanding on the date hereof, or in satisfaction of stock grants or stock based awards made prior to the date hereof pursuant to the Company Stock Plans, (ii) the issuance of
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     Company Common Stock upon the exercise of the Company Warrants or the conversion of the Company Convertible Notes that are outstanding on the date hereof and (iii) issuances by a wholly owned Subsidiary of its capital stock to its parent.

          (d) Governing Documents. Except as contemplated hereby or in connection herewith, the Company shall not amend or propose to amend its Restated Certificate of Incorporation or Bylaws. The Company shall not take any steps to change its state of incorporation and the Company shall not, and it shall cause Service Experts, Inc., a Tennessee corporation and a direct, wholly owned subsidiary of the Company ("SVE Tennessee"), not to consummate the transactions contemplated by the Agreement and Plan of Merger, dated as of April 9, 1999 (the "Reincorporation Agreement"), between the Company and SVE Tennessee. The Company agrees to and agrees to cause SVE Tennessee to, abandon and terminate the Reincorporation Agreement immediately prior to the Effective Time.

          (e) No Acquisitions. The Company shall not and it shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof in any individual transaction where the aggregate purchase price exceeds $1.0 million or in transactions where the aggregate purchase price exceeds $15.0 million.

          (f) No Dispositions. Other than sales, leases, encumbrances or dispositions in the ordinary course of business consistent with past practice that are not material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole, the Company shall not and it shall not permit any of its Subsidiaries to sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of, any of its assets.

          (g) No Dissolution, Etc. Except as otherwise permitted or contemplated by this Agreement, the Company shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Significant Subsidiaries.

          (h) Certain Employee Matters. The Company shall not and it shall not permit any of its Subsidiaries to: (i) grant any increases in the compensation of any of its directors, officers or employees, including the grant of bonuses, except increases or bonuses to employees who are not directors or officers made in the ordinary course of business and in accordance with past practice, provided that the Company may pay bonuses to general managers (or any employees who are junior to general managers) that are officers only of Subsidiaries of the Company and that are made in the ordinary course of business consistent with past practice; (ii) pay or agree to pay any material pension, retirement allowance or other employee benefit not required or contemplated by any of the existing Company Employee Benefit Plans or Company Pension Plans as in effect on the date hereof to any such director, officer or employee, whether past or present;
     (iii) amend or modify in any material respect any Company Pension Plan in each case, except as required by law; (iv) enter into any new, or amend any existing, employment or severance or termination agreement with any director, officer or employee; or (v) become obligated under any new Company Employee Benefit Plan or Company Pension Plan, which was not in existence or approved by the Board of Directors of the Company prior to or on the date hereof, or, except as required by law, amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder. Notwithstanding the foregoing, nothing in this Section 4.1(h) shall prevent the Company from employing general managers (or any employees junior to general managers) and entering into employment agreements with persons in each case in the ordinary course of business consistent with past practice.

          (i) Indebtedness; Leases; Capital Expenditures. The Company shall not, nor shall the Company permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money (except for working capital under the Company's existing credit facilities, and (x) refinancings of existing debt and (y) other immaterial borrowings that, in the case of either (x) or (y), permit prepayment of such
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     debt without penalty (other than LIBOR breakage costs)) or guarantee any such indebtedness or issue or sell any debt securities or rights to acquire any debt securities of the Company or any of its Subsidiaries (other than debt securities in connection with transactions permitted by Section 4.1(e)) or guarantee any debt securities of others, (ii) except in the ordinary course of business, enter into any material lease (whether such lease is an operating or capital lease) or create any material mortgages, liens, security interests or other encumbrances on the property of the Company or any of its Subsidiaries in connection with any indebtedness thereof, or (iii) make or commit to make aggregate capital expenditures in excess of $2.5 million.

          (j) Accounting. The Company shall not, nor shall it permit any of its Subsidiaries to, make any changes in their accounting methods which would be required to be disclosed under the rules and regulations of the SEC, except as required by law or GAAP.

          (k) Affiliate Transactions. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement or arrangement with any of their respective affiliates (as such term is defined in Rule 405 under the Securities Act, an "Affiliate"), other than with wholly owned Subsidiaries of the Company, on terms less favorable to the Company or such Subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm's-length basis.

          (l) Contracts. The Company shall not, nor shall it permit any of its Subsidiaries to, except in the ordinary course of business consistent with past practice, modify, amend, terminate, renew or fail to use reasonable business efforts to renew any material contract or agreement to which it or any of its Subsidiaries is a party or waive, release or assign any material rights or claims. Except as permitted under Section 4.1(e), the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any contract except in the ordinary course of business consistent with past practice.

          (m) Insurance. The Company shall, and shall cause its Subsidiaries to, maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for companies engaged in their respective businesses.

          (n) Permits. The Company shall, and shall cause its Subsidiaries to, use reasonable efforts to maintain in effect all existing Company Permits which are material to their respective operations.

          (o) Tax Matters. The Company shall not (i) make or rescind any material express or deemed election relating to Taxes unless it is reasonably expected that such action will not materially and adversely affect the Company or Parent, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where the Company has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except where such settlement or compromise will not materially and adversely affect the Company or Parent or (iii) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Returns that have been filed for prior taxable years, except as may be required by applicable law or except for changes that are reasonably expected not to materially and adversely affect the Company or Parent.

          (p) Discharge of Liabilities. The Company shall not, nor shall it permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, or incurred in the ordinary course of business consistent with past practice.

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          (q) Other Actions. The Company shall not, and shall not permit any of its Subsidiaries to, take or fail to take any other action which would reasonably be expected to prevent or materially impede, interfere with or delay the Merger.

          (r) Agreements. The Company shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any action inconsistent with any of the foregoing.

          (s) 368(a) Reorganization. From the date hereof through the Closing Date, the Company shall not take any action, or cause any action to be taken, which would prevent the transactions contemplated hereby from qualifying as a reorganization described in Section 368(a) of the Code.

     4.2 Conduct of Business by Parent Pending the Merger. Prior to the Effective Time, Parent agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or to the extent that the other parties shall otherwise agree in writing):

          (a) Dividends; Changes in Stock. Parent shall not (i) engage in any material repurchase, recapitalization, restructuring or reorganization with respect to its capital stock (other than in connection with the Merger), including, without limitation, by way of any extraordinary dividends on or other extraordinary distributions in respect of any of its capital stock,
     (ii) engage in any repurchase of Parent Common Stock (other than pursuant to any existing employee benefit plan) during the period beginning 45 days prior to the Effective Time and ending at the Effective Time, (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent Common Stock or (iv) amend any material term or provision of the Parent Common Stock.

          (b) Governing Documents. Parent shall not amend or propose to amend its Restated Certificate of Incorporation or Bylaws with respect to the rights of the holders of Parent Common Stock except as contemplated herein.

          (c) Other Actions. Parent shall not, and shall not permit any of its Subsidiaries to, take or fail to take any other action which would reasonably be expected to prevent or materially impede, interfere with or delay the Merger.

          (d) Agreements. Parent shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any action inconsistent with the foregoing.

          (e) 368(a) Reorganization. From the date hereof through the Closing Date, Parent shall not take any action, or cause any action to be taken, which would prevent the transactions contemplated hereby from qualifying as a reorganization described in Section 368(a) of the Code.

     4.3  No Solicitation.

          (a) Except as expressly contemplated by this Agreement or otherwise consented to in writing by Parent, from the date of this Agreement until the Effective Time, the Company will not directly or indirectly, and will not permit any of its Subsidiaries to directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into discussions or negotiate with any person or entity in furtherance of such inquires to obtain an Acquisition Proposal, or enter into an agreement with respect to any Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of the officers, directors or employees of the Company or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries to take any such action, and the Company shall promptly notify Parent of all relevant terms of any such inquiries and proposals received by the Company or any of its Subsidiaries or by any such officer, director, investment banker, financial advisor or attorney, and if such inquiry or proposal is in writing, the Company shall deliver or cause to be delivered to Parent a copy of such inquiry or proposal and the Company shall inform Parent on a

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     prompt basis of the status of any discussions or negotiations with such person or entity and any changes to the terms and conditions of such Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prohibit the Board of Directors of the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; or (ii) at any time prior to the vote of the Company's stockholders contemplated hereby, furnishing information to, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in writing by such person or entity to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company or any of its Significant Subsidiaries or recommending the same to the Company's stockholders, if, and only to the extent that (A) the Board of Directors of the Company, after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel), determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to its stockholders imposed by Delaware law; (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity the Company (x) provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) obtains from such person or entity a customary confidentiality agreement; and (C) the Company determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if consummated, result in a more favorable transaction than the transaction contemplated by this Agreement, taking into account the long-term prospects and interests of the Company and its stockholders. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company agrees that it will take the necessary steps to promptly inform its officers, directors and advisors of the obligations undertaken in this Section 4.3.

          (b) "Acquisition Proposal" means any of the following involving the Company or any of its Significant Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction (other than the transactions contemplated by this Agreement);
     (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith;
     (iv) the acquisition by any person of "beneficial ownership" or the right to acquire beneficial ownership of, or the formation of any "group" (as such terms are defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) which beneficially owns, or has the right to acquire beneficial ownership of 15% or more of the then outstanding shares of capital stock of the Company; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing.

     4.4 Board of Directors. Parent will take commercially reasonable actions as may be necessary or advisable to nominate and recommend one individual proposed by the Company and acceptable to Parent who is currently a member of the Board of Directors of the Company for election to a three-year term on the Board of Directors of Parent at Parent's next annual meeting following the Effective Time. After the Effective Time and prior to such individual's election to the Board of Directors of Parent, such individual shall be invited to meetings of the Board of Directors of Parent as a non-voting participant.

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                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Preparation of S-4 and the Joint Proxy Statement. Parent and the Company shall promptly prepare and file with the SEC, the Joint Proxy Statement and Parent and the Company shall prepare, and Parent will file with the SEC, the S-4 in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders at the earliest practicable date. Each of Parent and Merger Sub shall use its reasonable best efforts to obtain all necessary state securities laws or "blue sky" permits, approvals and registrations in connection with the issuance of Parent Common Stock in the Merger and upon the exercise of the Company Stock Options and the Company Warrants and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with obtaining such permits, approvals and registrations.

     5.2 Letter of the Company's Accountants. The Company shall use its reasonable best efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, the Company's independent public accountants, dated a date within two business days before the date on which the S-4 shall become effective and addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

     5.3 Letter of Parent's Accountants. Parent shall use its reasonable best efforts to cause to be delivered to the Company a letter of Arthur Andersen LLP, Parent's independent public accountants, dated a date within two business days before the date on which the S-4 shall become effective and addressed to Parent and the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4.

     5.4 Access to Information. Upon reasonable notice, Parent and the Company, as the case may be, shall (and shall cause each of their respective Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Parent and the Company, as the case may be, shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to SEC requirements and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Each of Parent and the Company agrees that it will not, and will cause its respective representatives not to, use any information obtained pursuant to this
Section 5.4 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Confidentiality Agreements dated October 15, 1999 and October 19, 1999 between Parent and the Company (collectively, the "Confidentiality Agreements") shall apply with respect to information furnished thereunder or hereunder and any other activities contemplated thereby.

     5.5  Stockholders Meetings.

          (a) Company Stockholders' Meeting. The Company shall (i) call a meeting of its stockholders (the "Company Stockholders' Meeting") to be held as promptly as practicable after the date hereof for the purpose of voting upon this Agreement and the Merger, (ii) through its Board of Directors, recommend to its stockholders the advisability and approval of such matters and not rescind such recommendation, (iii) use its best efforts to obtain approval and adoption of this Agreement and the Merger by its stockholders and (iv) use all reasonable efforts to hold such meeting as soon as practicable after the date upon which the S-4 becomes effective; provided, however, that nothing herein obligates the Company to take any action that would cause its Board of Directors to act

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     inconsistently with their fiduciary duties as determined by the Board of
     Directors of the Company in good faith after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel). The Company Stockholders' Meeting shall be held on such date as soon as practicable after the date upon which the S-4 becomes effective as the Company and Parent shall mutually determine.

          (b) Parent Stockholders' Meeting. Parent shall (i) call a meeting of its stockholders (the "Parent Stockholders' Meeting") to be held as promptly as practicable after the date hereof for the purpose of voting upon this Agreement and the issuance of Parent Common Stock pursuant to the Merger, (ii) through its Board of Directors, recommend to its stockholders approval of such matters and not rescind such recommendation, (iii) use its best efforts to obtain approval and adoption of this Agreement and the issuance of Parent Common Stock pursuant to the Merger by its stockholders and (iv) use all reasonable efforts to hold such meeting as soon as practicable after the date upon which the S-4 becomes effective. The Parent Stockholders' Meeting shall be held on such date as soon as practicable after the date upon which the S-4 becomes effective as the Company and Parent shall mutually determine.

     5.6  HSR and Other Approvals.

          (a) HSR Act. Each party hereto shall file or cause to be filed with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") any notification required to be filed by their respective "ultimate parent" companies under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Such parties will use all commercially reasonable efforts to make such filings promptly and to respond on a timely basis to any requests for additional information made by either of such agencies. Each of the parties hereto agrees to furnish the others with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and the FTC, the Antitrust Division or any other Governmental Entity or members or their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby. Each party hereto agrees to furnish the others with such necessary information and reasonable assistance as such other parties and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entities, including without limitation any filings necessary under the provisions of the HSR Act.

          (b) Other Regulatory Approvals. Each party hereto shall cooperate and use its reasonable best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use all commercially reasonable efforts to obtain (and will cooperate with each other in obtaining) any consent, acquiescence, authorization, order or approval of, or any exemption or nonopposition by, any Governmental Entity required to be obtained or made by Parent or the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

     5.7 Agreements of Rule 145 Affiliates. Prior to the Effective Time, the Company shall cause to be prepared and delivered to Parent a list identifying all persons who, at the time of the Company Stockholders' Meeting may be deemed to be "affiliates" of the Company, as that term is used in paragraphs (c) and
(d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). The Company shall use its reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in such Company list to deliver to Parent, at or prior to the Effective Time, a written agreement, in form and substance agreeable to Parent and the Company, that such Rule 145 Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock issued to such Rule 145 Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act. The Company and the Rule 145 Affiliates shall be relieved of this obligation under the foregoing provisions of this Section 5.7 and such

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written agreements if, and to the extent, such Rule 145 is amended not to require such written agreements or any of the covenants contained therein.

     5.8 Authorization for Shares and Stock Exchange Listing. Prior to the Effective Time, Parent shall have taken all action necessary to permit it to issue the number of shares of Parent Common Stock required to be issued pursuant to Section 2.1. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of the Company Stock Options and the Company Warrants and issuances under the Company Stock Plans to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     5.9 Employee Matters. Parent and the Company agree that all employees of the Company immediately prior to the Effective Time shall be employed by the Surviving Corporation immediately after the Effective Time, it being understood that Parent and the Surviving Corporation shall not have any obligations to continue employing such employees for any length of time thereafter. Parent and the Company further agree that Company Employee Benefit Plans in effect at the date of this Agreement shall, to the extent practicable, remain in effect until otherwise determined after the Effective Time. To the extent such Company Employee Benefit Plans are not continued, (i) the Company employees will be covered by Parent Employee Benefit Plans applicable to similarly situated employees of Parent or (ii) Parent will maintain for a period of one year after the Effective Time benefit plans that are not less favorable, in the aggregate, to the employees covered by Company Employee Benefit Plans than are the Company Employee Benefit Plans. In the case of Company Pension Plans that are continued and under which the employees' interests are based upon Company Common Stock, Parent and the Company agree that such interests shall be based on Parent Common Stock in an equitable manner (and in the case of any such interests existing at the Effective Time, on the basis of the Conversion Number); provided, however, that nothing contained herein shall be construed as requiring Parent or the Surviving Corporation to continue any specific Company Pension Plan. Parent and the Surviving Corporation further agree that any present employees of the Company shall be credited for their service with the Company and its predecessor entities, for purposes of eligibility and vesting in the plans provided by Parent and the Surviving Corporation. Those employees' benefits under Parent's and the Surviving Corporation's medical benefit plan shall not be subject to any exclusions for any pre-existing conditions, and credit shall be received for any deductibles or out-of-pocket amounts previously paid during the current year.

     5.10 Stock Options and Warrants; Restricted Stock Awards; and Stock Purchase Plans.

          (a) At the Effective Time, each outstanding option to purchase Company Common Stock and any stock appreciation rights related thereto that has been granted pursuant to a Company Stock Plan ("Company Stock Option") and the Company Warrants, whether vested or unvested, shall be assumed by Parent. Each such option or warrant shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option or Company Warrant, a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock purchasable pursuant to such Company Stock Option or Company Warrant multiplied by the Conversion Number, at a price per share equal to the per-share exercise price for the shares of Company Common Stock purchasable pursuant to such Company Stock Option or Company Warrant divided by the Conversion Number; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under any of Sections 422-424 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code; and provided further, that, unless otherwise provided in the applicable Company Stock Plan, Company Stock Option or Company Warrant, the number of shares of Parent Common Stock that may be purchased upon exercise of such Company Stock Option or Company Warrant shall not include any fractional share and, upon exercise of such Company Stock Option or Company Warrant, a cash payment shall be made for any fractional share based upon the closing price of a share of Parent Common Stock on the NYSE on the trading day immediately preceding the date of exercise.
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          (b) The Company shall take such action as is necessary to amend the
     Company's 1996 Employee Stock Purchase Plan and the Company's 1997 Nonqualified Stock Purchase Plan (collectively referred to herein as the "Purchase Plans") to cause the Exercise Date of the current Plan Year (as each is defined under each of the Purchase Plans) to be immediately prior to the Effective Time (the "Final Purchase Date"), provided that such change in the Exercise Date shall be conditioned upon the consummation of the Merger. On the Final Purchase Date, the Company shall apply the funds credited as of such date under such Purchase Plan within each participant's contribution account to the purchase of whole shares of Company Common Stock in accordance with the terms of such Purchase Plan. Any cash balance remaining in a participant's account which is insufficient to purchase an additional whole share of Company Common Stock shall be refunded to such participant as soon as practicable following the Final Purchase Date.

          (c) At the Effective Time, each Company Restricted Stock Award, whether vested or unvested, shall be deemed to constitute a restricted stock award on the same terms and conditions as were applicable under the Restricted Stock Award, which shall constitute the right to receive a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock granted pursuant to such Restricted Stock Award multiplied by the Conversion Number, at a vesting strike price equal to the vesting strike price for the Restricted Stock Award divided by the Conversion Number.

          (d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Company Stock Options, Company Warrants and Company Restricted Stock Awards assumed in accordance with this Section 5.10. As soon as practicable after the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Parent Common Stock subject to the Company Stock Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as Company Stock Options remain outstanding.

     5.11  Indemnification; Directors' and Officers' Insurance.

          (a) The Company shall, and from and after the Effective Time, Parent and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries or an employee of the Company or any of its Subsidiaries who acts as a fiduciary under any Company Employee Benefit Plans or Company Pension Plans (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, or such employee of the Company or any Subsidiary whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent permitted under applicable Delaware law (and Parent and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and the Company (or them and Parent and the Surviving Corporation after the Effective Time) and the Company (or after the Effective Time, Parent and the Surviving Corporation) shall pay all fees and expenses of such counsel for the

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

     Indemnified Parties promptly as statements therefor are received; and (ii) the Company (or after the Effective Time, Parent and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Company, Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 5.11, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company (or after the Effective Time, Parent and the Surviving Corporation), but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.11, except to the extent such failure materially prejudices such party. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict or a potential conflict on any significant issue between the positions of any two or more Indemnified Parties. The Company, Parent and Merger Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties (including in the Restated Certificate of Incorporation or Bylaws of the Company) with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect.

          (b) For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its Subsidiaries (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that Parent shall not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid by the Company prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

     5.12 Agreement to Defend. In the event any claim, action, suit, investigation or other proceeding by any governmental body or other person or other legal or administrative proceeding is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto agree to cooperate and use their reasonable efforts to defend against and respond thereto.

     5.13 Public Announcements. The parties hereto will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the consent of the other parties, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or transaction reporting system so long as the other parties are notified promptly by the disclosing party of such press release or public statement.

     5.14 Other Actions. Except as contemplated by this Agreement, neither Parent nor the Company shall, and shall not permit any of its Subsidiaries to, take or agree or commit to take any action that is reasonably likely to result in any of its respective representations or warranties hereunder being untrue in any material respect or in any of the conditions to the Merger set forth in
Article VI not being satisfied. Each of the parties agrees to use its reasonable best efforts to satisfy the conditions to Closing set forth in this Agreement.

     5.15 Advice of Changes; SEC Filings. Parent and the Company, as the case may be, shall confer on a regular basis with each other, report on operational matters and promptly advise each other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on Parent or the Company, as the case may be. Parent and the Company shall promptly provide each other (or their respective counsel) copies of all filings made by such party with the SEC or any other state or federal Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

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     5.16  Reorganization. It is the intention of Parent and the Company that the Merger will qualify as a reorganization described in Section 368(a) of the Code. Neither Parent nor the Company (nor any of their respective Subsidiaries) will take or omit to take any action (whether before, on or after the Closing
Date) that would cause the Merger not to be so treated. The parties will characterize the Merger as such a reorganization for purposes of all Tax Returns and other filings.

     5.17 Conveyance Taxes. Parent and the Company will (a) cooperate in the preparation, execution and filing of all material returns questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time, (b) cooperate in the preparation, execution and filing of all material returns, questionnaires, applications or other documents regarding any material applicable exemptions to any such tax or fee, and (c) each pay any such material tax or fee which becomes payable by it on or before the Effective Time.

     5.18  Other Agreements. Concurrently with the execution of this Agreement,
(i) Parent shall enter into an agreement reasonably satisfactory to Parent with each of the persons identified on Exhibit 5.18(a) hereto regarding the voting of shares of Company Common Stock at the Company Stockholders' Meeting and (ii) the Company shall enter into an agreement reasonably satisfactory to the Company with each of the persons identified in Exhibit 5.18(b) hereto regarding the voting of shares of Parent Common Stock at the Parent Stockholders' Meeting.

     5.19 Company Credit Agreement. At or prior to the Closing, Parent shall refinance (or arrange for the continuation of) or repay all the Company's debt under its $200 million bank credit facility with SunTrust Bank, Nashville, N.A., NationsBank, N.A., and The First National Bank of Chicago and the other lenders thereunder (the "Bank Credit Facility"). Parent acknowledges that the Merger may constitute an "Event of Default" under the Bank Credit Facility. Notwithstanding the foregoing, Parent acknowledges that the receipt of the consent or waiver of the lenders under the Bank Credit Facility shall not be a condition to Parent's obligation to effect the Merger.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) The Company Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon.

          (b) Parent Stockholder Approval. The issuance of Parent Common Stock pursuant to the Merger shall have been approved and adopted by the affirmative vote of the holders of Parent Common Stock required by the rules and regulations of the NYSE.

          (c) NYSE Listing. The shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

          (d) Other Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained (as the case may be), except where the failure to obtain such consents,
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

     approvals, permits and authorizations would not be reasonably likely to result in a Material Adverse Effect on Parent (assuming the Merger has taken place) or to materially adversely affect the consummation of the Merger, and no such consent, approval, permit or authorization shall impose terms or conditions that would have, or would be reasonably likely to have, a Material Adverse Effect on Parent (assuming the Merger has taken place).

          (e) S-4. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (f) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect; provided, however, that prior to invoking this condition, each party shall have complied fully with its obligations under Section 5.6 hereof and, in addition, shall use all reasonable efforts to have any such decree, ruling, injunction or order vacated, except as otherwise contemplated by this Agreement.

     6.2 Conditions of Obligations of Parent. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent.

          (a) Representations and Warranties of the Company. Each of the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct (without giving effect to the individual materiality qualifications and thresholds otherwise contained in Section 3.1 hereof) would not in the aggregate have a Material Adverse Effect on the Company, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

          (c) Letters from Rule 145 Affiliates. Parent shall have received from each person named in the Company list referred to in Section 5.7 an executed copy of an agreement as provided in such section.

          (d) Tax Opinion. Parent shall have received an opinion from Baker & Botts, L.L.P. ("Parent's Counsel"), in form and substance reasonably satisfactory to Parent, dated the Closing Date, a copy of which will be furnished to the Company, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and that, accordingly for federal income tax purposes
     (i) no gain or loss will be recognized by Parent, Merger Sub or the Company as a result of the Merger and (ii) no gain or loss will be recognized by a stockholder of the Company as a result of the Merger upon the conversion of shares of Company Common Stock into shares of Parent Common Stock (except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock). In rendering such opinion, Parent's Counsel may receive and rely upon representations of fact and covenants contained in certificates of officers of the Company and Parent, reasonably satisfactory in form and substance to such counsel.

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

     6.3 Conditions of Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by the
Company:

          (a) Representations and Warranties of Parent and Merger Sub. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct (without giving effect to the individual materiality qualifications and thresholds otherwise contained in Section 3.2 hereof) would not in the aggregate have a Material Adverse Effect on Parent, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

          (c) Tax Opinion. The Company shall have received an opinion from Waller Lansden Dortch & Davis, A Professional Limited Liability Company ("Company's Counsel"), in form and substance reasonably satisfactory to the Company, dated the Closing Date, a copy of which will be furnished to Parent, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and that, accordingly for federal income tax purposes
     (i) no gain or loss will be recognized by Parent, Merger Sub or the Company as a result of the Merger and (ii) no gain or loss will be recognized by a stockholder of the Company as a result of the Merger upon the conversion of shares of Company Common Stock into shares of Parent Common Stock (except with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock). In rendering such opinion, the Company's Counsel may receive and rely upon representations of fact and covenants contained in certificates of officers of the Company and Parent, reasonably satisfactory in form and substance to such counsel.

                                  ARTICLE VII

                           TERMINATION AND AMENDMENT

     7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and the stockholders of Parent:

          (a) by mutual written consent of Parent and the Company, or by mutual action of their respective Boards of Directors;

          (b) by either Parent or the Company if (i) any Governmental Entity shall have issued any Injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Injunction or other action shall have become final and nonappealable; or (ii) any required approval of the stockholders of a party shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment or postponement thereof;

          (c) by Parent or the Company if the Merger shall not have been consummated by April 30, 2000; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose breach of any representation or warranty or failure to fulfill any

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

     covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

          (d) by Parent if (i) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by it at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by the Company of notice of such breach and is existing at the time of termination of this Agreement); (ii) any representation or warranty of the Company contained in this Agreement shall not be true in all material respects when made or on or at the time of termination as if made on such date of termination (except to the extent it relates to a particular date), provided such breach has not been cured within 30 days following receipt by the Company of notice of such breach and is existing at the time of termination of this Agreement, except where the failure to be so true and correct (without giving effect to the individual materiality qualifications and thresholds otherwise contained in Section 3.1 hereof) would not have a Material Adverse Effect on the Company; or (iii) after the date hereof there has been any Material Adverse Change with respect to the Company;

          (e) by the Company if (i) Parent or Merger Sub shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by it at or prior to such date of termination (provided such breach has not been cured within 30 days following receipt by Parent of notice of such breach and is existing at the time of termination of this Agreement); (ii) any representation or warranty of Parent or Merger Sub contained in this Agreement shall not be true in all material respects when made or on or at the time of termination as if made on such date of termination (except to the extent it relates to a particular date), provided such breach has not been cured within 30 days following receipt by Parent of notice of such breach and is existing at the time of termination of this Agreement, except where the failure to be so true and correct (without giving effect to the individual materiality qualifications and thresholds otherwise contained in
     Section 3.2 hereof) would not have a Material Adverse Effect on Parent; or
     (iii) after the date hereof there has been any Material Adverse Change with respect to Parent;

          (f) by Parent if (i) the Board of Directors of the Company shall have withdrawn or modified, in any manner which is adverse to Parent, its recommendation or approval of the Merger or this Agreement and the transactions contemplated hereby or shall have resolved to do so, (ii) the Board of Directors of the Company shall have failed to call the Company Stockholder Meeting in accordance with Section 5.5(a), (iii) if the Board of Directors of the Company have failed to mail the Joint Proxy Statement to its stockholders within a reasonable period of time after the Joint Proxy Statement shall be available for mailing or failed to include therein such approval and recommendation (including the recommendation that the stockholders of the Company vote in favor of this Agreement and the Merger) or (iv) the Board of Directors of the Company shall have recommended to the stockholders of the Company any Acquisition Proposal or any transaction described in the definition of Acquisition Proposal, or shall have resolved to do so; and

          (g) by the Company, if the Company shall exercise the right specified in clause (ii) of Section 4.3(a); provided that the Company may not effect such termination pursuant to this Section 7.1(g) unless and until (i) Parent receives at least two days' prior written notice from the Company of its intention to effect such termination pursuant to this Section 7.1(g);
     (ii) during such two day period, the Company shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Parent may propose; and (iii) the Company pays the amounts required by Section 7.2 concurrently with such termination.

     7.2  Effect of Termination.

          (a) In the event of termination of this Agreement by any party hereto as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto except (i) with respect to this Section 7.2, the second and third sentences of Section 5.4, and Section 8.1, and (ii) to the extent that such termination results from the willful breach (except as provided in Section 8.8) by a party hereto of any of its representations or warranties or of any of its covenants or agreements contained in this Agreement.

          (b) If (i) Parent terminates this Agreement pursuant to Section 7.1(d)(i) and at the time of such termination an Acquisition Proposal is pending, (ii) if Parent terminates this Agreement pursuant to Section 7.1(f) or (iii) the Company terminates this Agreement pursuant to Section 7.1(g), the Company shall, on the day of such termination, pay Parent a fee of $5.0 million in cash by wire transfer of immediately available funds to an account designated by Parent.

          (c) If within six months of any termination of this Agreement by Parent pursuant to Section 7.1(d)(i), the Company agrees to or consummates an Acquisition Proposal, then at the closing of any Acquisition Proposal, the Company shall pay Parent a fee of $5.0 million in cash by wire transfer of immediately available funds to an account designated by Parent; provided, however, that if the Company has already paid a fee of $5.0 million to Parent pursuant to Section 7.2(b), then the Company shall not be obligated to pay another fee pursuant to this Section 7.2(c); provided further, that if the Company has already paid a fee of $4.0 million to Parent pursuant to Section 7.2(d), then the Company shall only be obligated to pay $1.0 million pursuant to this Section 7.2(c).

          (d) If this Agreement is terminated by Parent pursuant to Section 7.1(b)(ii) (with respect to a failure to obtain the requisite shareholder vote of the Company), and Parent shall not be entitled to a termination fee under any other provision of this Agreement, and if prior to the event giving rise to such termination by Parent, the Company shall not be entitled to terminate this Agreement pursuant to Sections 7.1(b)(i), 7.1(c) or 7.1(e), then the Company shall, on the date of such termination, pay Parent a fee of $4.0 million in cash by wire transfer of immediately available funds to an account designated by Parent.

          (e) If this Agreement is terminated by the Company pursuant to Section 7.1(b)(ii) (with respect to a failure to obtain the requisite shareholder vote of Parent), and if prior to the event giving rise to such termination by the Company, Parent shall not be entitled to terminate this Agreement pursuant to Sections 7.1(b)(i), 7.1(c), 7.1(d) or 7.1(f), Parent shall, on the day of such termination, pay the Company a fee of $4.0 million in cash by wire transfer of immediately available funds to an account designated by the Company.

     7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of the Company and the stockholders of Parent, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto;
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Payment of Expenses. Each party hereto shall pay its own expenses incident to preparing for entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated, except that Parent and the Company shall share equally the expenses incurred by Parent and the Company in connection with the printing and mailing of the Joint Proxy Statement.

     8.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and any liability for breach or violation thereof shall terminate absolutely and be of no further force and effect at and as of the Effective Time, except for the agreements contained in Sections 2.1, 2.2, 4.4, 5.9 through 5.11, and 7.2 and Article VIII, the agreements delivered pursuant to Section 5.7 and the representations, covenants and agreements contained in Section 5.16. The Confidentiality Agreements shall survive the execution and delivery of this Agreement, and the provisions of the Confidentiality Agreements shall apply to all information and material delivered hereunder.

     8.3 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, return receipt requested and shall be deemed to be given, dated and received (i) when so delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telegraph or telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder) or, (iii) five business days after the date of mailing to the following address or to such other address or addresses as such person may subsequently designate by notice given hereunder, if so delivered by mail:

         (a) if to Parent, to:

             Lennox International Inc.
             2100 Lake Park Blvd.
             Richardson, Texas 75080
             Telecopy: (972) 497-5440
             Attention: Chief Executive Officer

             with a copy to:

             Baker & Botts, L.L.P.
             2001 Ross Avenue
             Dallas, TX 75201
             Telecopy: (214) 953-6503
             Attention: Andrew M. Baker

     and (b) if to the Company, to:

             Service Experts, Inc.
             Six Cadillac Drive, Suite 400
             Brentwood, TN 37027
             Telecopy: (615) 221-4131
             Attention: Chief Executive Officer
             with copies to:

             Cleary, Gottlieb, Steen & Hamilton
             1 Liberty Plaza
             New York, NY 10006
             Telecopy: (212) 225-3999
             Attention: Victor I. Lewkow, Esq.

             and

             Waller Lansden Dortch & Davis,
             A Professional Limited Liability Company
             511 Union Street
             Suite 2100, Nashville City Center
             Nashville, TN 37219
             Telecopy: (615) 244-6804
             Attention: J. Chase Cole, Esq.

     8.4 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Unless the context otherwise requires, "or" is disjunctive but not necessarily exclusive, and words in the singular include the plural and in the plural include the singular.

     8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreements, the Company Option Agreement and any other documents and instruments referred to herein and (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereto and (b) except as provided in Sections 5.9 through 5.11, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     8.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     8.8 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Company Option Agreement or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.3 shall be deemed effective service of process on such party.

     8.9 No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate pursuant to
Article VII hereof. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall not incur any liability or obligation unless such party breached its obligations under Section
5.6 hereof or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

     8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any newly formed, direct wholly owned Subsidiary of Parent, which Subsidiary would then be substituted for Merger Sub for purposes of this Agreement, provided such assignment would not cause (or potentially cause) the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     IN WITNESS WHEREOF, each party has caused this Agreement to be signed by its respective officers thereunto duly authorized, all as of the date first written above.

                                            LENNOX INTERNATIONAL INC.

                                            By:   /s/ JOHN W. NORRIS, JR.
                                              ----------------------------------
                                            Name: John W. Norris, Jr.
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer

                                            LII ACQUISITION CORPORATION

                                            By:  /s/ CARL E. EDWARDS, JR.
                                              ----------------------------------
                                            Name: Carl E. Edwards, Jr.
                                            Title: Vice President

                                            SERVICE EXPERTS, INC.

                                            By:    /s/ ALAN R. SIELBECK
                                              ----------------------------------
                                            Name: Alan R. Sielbeck
                                            Title: Chief Executive Officer

                                                                  EXHIBIT 3.1(i)

                                SENIOR MANAGERS

Section (a)--Senior Managers of Parent

     Mark Dolan
     Jim Mishler
     Ken Fernandez
     Rusty Boaz
     John Dugan

Section (b)--Senior Managers of the Company

     Andrew Beto
     Gary Elekes
     Lurton Keel, Jr.
     Robert Major
     Robert McCullough, Jr.
     John McKinney
     Charner Triplett
     Peter Zabaski

                                                                    EXHIBIT 5.18

                               VOTING AGREEMENTS

Section (a)--Stockholders of the Company
     Alan R. Sielbeck
     Ronald L. Smith
     Anthony M. Schofield

Section (b)--Stockholders of Parent

     John W. Norris, Jr.
     H. E. French
     Robert E. Schjerven
     Michael G. Schwartz
     Harry J. Ashenhurst
     Carl E. Edwards, Jr.
     W. Lane Pennington
     Clyde W. Wyant
     John J. Hubbuch
     David H. Anderson
     Richard W. Booth
     Thomas W. Booth
     James J. Byrne
     Janet K. Cooper
     John E. Major
     Donald E. Miller
     Richard L. Thompson
     Leo E. Anderson Trust
     David H. Anderson Trust
     Betty Oaks Trust
     1996 Anderson GST Exempt Trust

                                                                         ANNEX B

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT dated as of October 26, 1999 (this "Agreement"), between Service Experts, Inc., a Delaware corporation ("Issuer"), and Lennox International Inc., a Delaware corporation (the "Grantee").

                                    RECITALS

     WHEREAS, Grantee and the Issuer are concurrently with the execution and delivery of this Agreement entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, among other things, LII Acquisition Corporation, a Delaware corporation, will merge with and into the Issuer on the terms and subject to the conditions stated therein; and

     WHEREAS, in order to induce Grantee to enter into the Merger Agreement and as a condition for Grantee's agreeing to do so, the Issuer has granted to Grantee the Stock Option (as hereinafter defined), on the terms and conditions set forth herein;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Merger Agreement, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties hereto agree as follows:

          1. Definitions. Capitalized terms used and not defined herein have the respective meanings assigned to them in the Merger Agreement.

          2. Grant of Stock Option. The Issuer hereby grants to Grantee an irrevocable option (the "Stock Option") to purchase, on the terms and subject to the conditions hereof, for $8.94 per share (the "Exercise Price") in cash, up to 3,618,491 fully paid and non-assessable shares (the "Option Shares") of the Issuer's common stock, par value $0.01 per share (the "Common Stock"). The Exercise Price and number of Option Shares shall be subject to adjustment as provided in Section 5 below.

          3. Exercise of Stock Option.

             (a) Grantee may, subject to the provisions of this Section 3, exercise the Stock Option, in whole or in part, at any time or from time to time, after the occurrence of a Triggering Event (defined below) and prior to the Termination Date. "Termination Date" shall mean, subject to
        Section 9(a), the earliest of (i) the Effective Time of the Merger or
        (ii) the first anniversary of the date of termination of the Merger Agreement. The Issuer shall notify Grantee in writing as promptly as practicable following its becoming aware of the occurrence of any Triggering Event, it being understood that the giving of such notice by the Issuer shall not be a condition to the right of Grantee to exercise the Option or for a Triggering Event to have occurred. Notwithstanding the occurrence of the Termination Date, Grantee shall be entitled to purchase Option Shares pursuant to any exercise of the Stock Option, on the terms and subject to the conditions hereof, to the extent Grantee exercised the Stock Option prior to the occurrence of the Termination Date. A "Triggering Event" shall mean an event the result of which is that a termination fee is required to be paid by the Issuer to Grantee pursuant to Section 7.2(b) or (c) of the Merger Agreement.

             (b) Grantee may purchase Option Shares pursuant to the Stock Option only if all of the following conditions are satisfied: (i) no preliminary or permanent injunction or other order issued by any federal or state court of competent jurisdiction in the United States shall be in effect prohibiting delivery of the Option Shares, (ii) any waiting period applicable to the purchase of the Option Shares under the HSR Act shall have expired or been terminated, and (iii) any prior notification to or approval of any other regulatory authority in the United States or elsewhere required in connection with such purchase shall have been made or obtained, other than those which if not made or obtained would not reasonably be expected to result in a significant detriment to the Issuer and its Subsidiaries, taken as a whole.

             (c) If Grantee shall be entitled to and wishes to exercise the Stock Option, it shall do so by giving the Issuer written notice (the "Stock Exercise Notice") to such effect, specifying the number of Option Shares to be purchased, the denominations of the certificate or certificates evidencing the Option Shares Grantee wishes to purchase pursuant to this Section 3(c) and a place and closing date not earlier than three business days nor later than 20 business days from the date of such Stock Exercise Notice. If the closing cannot be consummated on such date because any condition to the purchase of Option Shares set forth in Section 3(b) has not been satisfied or as a result of any restriction arising under any applicable law or regulation, the closing shall occur five days (or such earlier time as Grantee may specify) after satisfaction of all such conditions and the cessation of all such restrictions.

             (d) So long as the Stock Option is exercisable pursuant to the terms of Section 3(a), Grantee may elect to send a written notice to the Issuer (the "Cash Exercise Notice") specifying a date not later than 20 business days and not earlier than five business days following the date such notice is given on which date the Issuer shall pay to Grantee in exchange for the cancellation of the relevant portion of the Stock Option an amount in cash equal to the Spread (as hereinafter defined) multiplied by all or such relevant portion of the Option Shares subject to the Stock Option as Grantee shall specify. As used herein, "Spread" shall mean the excess, if any, over the Exercise Price of the higher of
        (x) if applicable, the highest price per share of Common Stock paid by any Person pursuant to any Acquisition Proposal relating to Grantee or agreed to be paid in any Acquisition Proposal approved by the Board of Directors of Issuer (the "Proposed Alternative Transaction Price") or
        (y) the average of the closing prices of the shares of Common Stock on the principal securities exchange or quotation system on which the Common Stock is then listed or traded as reported in The Wall Street Journal (Central edition) (but subject to correction for typographical or other manifest errors in such reporting) for the five consecutive trading days immediately preceding the date on which the Cash Exercise Notice is given (the "Average Market Price"). If the Proposed Alternative Transaction Price includes any property other than cash, the Proposed Alternative Transaction Price shall be the sum of (i) the fixed cash amount, if any, included in the Proposed Alternative Transaction Price plus (ii) the fair market value of such other property. If such other property consists of securities with an existing public trading market, the average of the closing prices (or the average of the closing bid and asked prices if closing prices are unavailable) for such securities in their principal public trading market on the five trading days ending five days prior to the date on which the Cash Exercise Notice is given shall be deemed to equal the fair market value of such property. If such other property includes anything other than cash or securities with an existing public trading market, the Proposed Alternative Transaction Price shall be deemed to equal the Average Market Price. Upon exercise of its right pursuant to this Section 3(d) and the receipt by Grantee of the applicable cash amount with respect to the Option Shares or the applicable portion thereof, the obligations of the Issuer to deliver Option Shares pursuant to Section 3(e) shall be terminated with respect to the number of Option Shares specified in the Cash Exercise Notice. The Spread shall be appropriately adjusted, if applicable, to give effect to Section 5.

             (e) (i) At any closing pursuant to Section 3(c) hereof, Grantee shall make payment to the Issuer of the aggregate purchase price for the Option Shares to be purchased and the Issuer shall deliver to Grantee a certificate or certificates, as applicable, representing the purchased Option Shares, registered in the name of Grantee or its designee and
        (ii) at any closing pursuant to Section 3(d) hereof, the Issuer will deliver to Grantee cash in an amount determined pursuant to Section 3(d) hereof. Any payment made by Grantee to the Issuer, or by the Issuer to Grantee, pursuant to this Agreement shall be made by wire transfer of immediately available funds to a bank designated by the party receiving such funds, provided that the failure or refusal by the

        Issuer to designate such a bank account shall not preclude Grantee from exercising the Stock Option. If at the time of the issuance of Options Shares pursuant to the exercise of the Stock Option, Issuer shall have issued any securities similar to rights under a shareholder rights plan, then the Option Shares issued pursuant to such exercise shall be accompanied by a corresponding right with terms substantially the same as and at least as favorable to Issuer as are provided under any Issuer shareholder rights agreement or any similar agreement then in effect.

             (f) Certificates for Common Stock delivered at the closing described in Section 3(c) hereof shall be endorsed with a restrictive legend that shall read substantially as follows:

                "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF ANY EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

        It is understood and agreed that the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

          4. Representations of Grantee. Grantee hereby represents and warrants to the Issuer that any Option Shares acquired by Grantee upon the exercise of the Stock Option will not be, and the Stock Option is not being, acquired by Grantee with the intention of making a public distribution thereof, other than pursuant to an effective registration statement under the Securities Act or otherwise in compliance with the Securities Act.

          5. Adjustment upon Changes in Capitalization or Merger.

             (a) In the event of any change in the outstanding shares of Common Stock by reason of a stock dividend, stock split, reverse stock split, split-up, merger, consolidation, recapitalization, combination, conversion, exchange of shares, extraordinary or liquidating dividend or similar transaction that would effect Grantee's rights hereunder, the type and number of shares or securities purchasable upon the exercise of the Stock Option and the Exercise Price shall be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Grantee will receive upon exercise of the Stock Option a number and class of shares or amount of other securities or property that Grantee would have received in respect of the Option Shares had the Stock Option been exercised immediately prior to such event or the record date therefor, as applicable. In no event shall the number of shares of Common Stock subject to the Stock Option exceed 19.9% of the number of shares of Common Stock issued and outstanding at the time of exercise (without giving effect to any shares subject or issued pursuant to the Stock Option).

             (b) Without limiting the foregoing, whenever the number of Option Shares purchasable upon exercise of the Stock Option is adjusted as provided in this Section 5, the Exercise Price shall be adjusted by multiplying the Exercise Price by a fraction, the numerator of which is equal to the number of Option Shares purchasable prior to the adjustment and the denominator of which is equal to the number of Option Shares purchasable after the adjustment.

             (c) Without limiting or altering the parties' rights and obligations under the Merger Agreement, in the event that the Issuer enters into an agreement (i) to consolidate with or merge into any Person, other than Grantee or one of its Subsidiaries, and the Issuer will not be the continuing or surviving corporation in such consolidation or merger, (ii) to permit any Person, other than Grantee or one of its Subsidiaries, to merge into the Issuer and the Issuer will be the continuing or surviving corporation, but in connection with this merger, the shares of

        Common Stock outstanding immediately prior to the consummation of this merger will be changed into or exchanged for stock or other securities of the Issuer or any other Person or cash or any other property, or the shares of Common Stock outstanding immediately prior to the consummation of such merger will, after such merger, represent less than 50% of the outstanding voting securities of the merged Issuer, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing this transaction shall make proper provision so that the Stock Option will, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Option Shares had the Stock Option been exercised immediately prior to such consolidation, merger, sale or transfer or the record date therefor, as applicable, and will make any other necessary adjustments. The Issuer shall take such steps in connection with such consolidation, merger, liquidation or other transaction as may be reasonably necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Stock Option.

             (d) Without limiting or altering the parties' relative rights and obligations under the Merger Agreement, if any additional shares of Common Stock are issued after the date of this Agreement (other than pursuant to an event described in Section 5(a)), the number of shares of Common Stock subject to the Option will be adjusted so that, after such issuance, it (together with any Option Shares previously issued) equals 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

          6. Further Assurances; Remedies.

             (a) The Issuer agrees to maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Stock Option may be fully exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights of third parties to purchase shares of Common Stock from the Issuer, and to issue the appropriate number of shares of Common Stock pursuant to the terms of this Agreement. All of the Option Shares to be issued pursuant to the Stock Option, upon issuance and delivery thereof pursuant to this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, charges, encumbrances and security interests (other than those created by this Agreement).

             (b) The Issuer agrees not to avoid or seek to avoid (whether by charter amendment or through reorganization, consolidation, merger, issuance of rights, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by the Issuer.

             (c) The Issuer agrees that promptly after the occurrence of a Triggering Event it shall take all actions as may from time to time be required (including (i) complying with all applicable premerger notification, reporting and waiting period requirements under the HSR Act and (ii) in the event that prior notification to or approval of any other regulatory authority in the United States or elsewhere is necessary before the Stock Option may be exercised, complying with its obligations thereunder and cooperating with Grantee in Grantee's preparing and processing the required notices or applications) in order to permit Grantee to exercise the Stock Option and purchase Option Shares pursuant to such exercise.

             (d) The parties agree that Grantee would be irreparably damaged if for any reason the Issuer failed, in breach of its obligations hereunder, to issue any of the Option Shares (or other securities or property deliverable pursuant to Section 5 hereof) upon exercise of the Stock Option or to perform any of its other obligations under this Agreement, and that Grantee would not have an adequate remedy at law for money damages in such event. Accordingly, Grantee shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by the Issuer. Accordingly, if Grantee should institute an action or proceeding seeking specific enforcement of the provisions hereof, the Issuer hereby waives the claim or defense that Grantee has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. The Issuer further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief. This provision is without prejudice to any other rights that Grantee may have against the Issuer for any failure to perform its obligations under this Agreement.

          7. Listing of Option Shares. Promptly after the occurrence of a Triggering Event and from time to time thereafter if necessary, the Issuer will apply to list all of the Option Shares subject to the Stock Option on the NYSE and will use its reasonable best efforts to obtain approval of such listing as soon as practicable.

          8. Registration of the Option Shares.

             (a) If, within two years of the exercise of the Stock Option, Grantee requests the Issuer in writing to register under the Securities Act at least twenty-five percent (25%) of the Option Shares received by Grantee hereunder (or, in the event that Grantee then holds less than twenty-five percent (25%) of the Option Shares received by Grantee hereunder, all of the Option Shares then held by Grantee), the Issuer will use its reasonable best efforts to cause the offering of the Option Shares so specified in such request to be registered as soon as practicable so as to permit the sale or other distribution by Grantee of the Option Shares specified in its request (and to keep such registration in effect for a period of at least 90 days), and in connection therewith the Issuer shall prepare and file as promptly as reasonably possible (but in no event later than 60 days from receipt of Grantee's request) a registration statement under the Securities Act to effect such registration on an appropriate form, which would permit the sale of the Option Shares by Grantee in accordance with the plan of disposition specified by Grantee in its request. The Issuer shall not be obligated to make effective more than two registration statements pursuant to the foregoing sentence. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for up to 90 calendar days in the aggregate if the Board of Directors of Issuer shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require premature disclosure of material nonpublic information that would materially and adversely affect Issuer or otherwise interfere with or adversely affect any pending or proposed offering of securities of Issuer or any other material transaction involving Issuer.

             (b) If, within five years of the exercise of the Stock Option, the Issuer shall propose to file a registration statement under the Securities Act (other than a filing on Form S-4 or S-8 or any successor form) with respect to any shares of Common Stock, the Issuer shall notify Grantee in writing not less than ten days prior to filing such registration statement. If Grantee wishes to have any portion of its Option Shares included in such registration statement, it shall advise the Issuer in writing to that effect within two business days following receipt of such notice, and the Issuer will thereupon include the number of Option Shares indicated by Grantee under such Registration Statement; provided that if the managing underwriter(s) of the offering pursuant to such registration statement advise the Issuer that in their opinion the number of shares of Common Stock requested to be included in such registration exceeds the number which can be sold in such offering on a commercially reasonable basis, priority shall be given to securities intended to be registered by the Issuer for its own account and, thereafter, the Issuer shall include in such registration Option Shares requested by Grantee to be included therein pro rata with the shares of Common Stock intended to be included therein by other shareholders of the Issuer.

             (c) All expenses relating to or in connection with any registration contemplated under this Section 8 and the transactions contemplated thereby (including all filing, printing, reasonable professional, roadshow and other fees and expenses relating thereto) will be at the Issuer's expense except for underwriting discounts or commissions and brokers' fees. The Issuer and Grantee agree to enter into a customary underwriting agreement with underwriters upon such terms and conditions as are customarily contained in underwriting agreements with respect to secondary distributions. The Issuer shall indemnify Grantee, its officers, directors, agents, other controlling persons and any underwriters retained by Grantee in connection with such sale of such Option Shares in the customary way, and shall agree to customary contribution provisions with such persons, with respect to claims, damages, losses and liabilities (and any expenses relating thereto) arising (or to which Grantee, its officers, directors, agents, other controlling persons or underwriters may be subject) in connection with any such offer or sale under the federal securities laws or otherwise, except for information furnished in writing by Grantee or its underwriters to the Issuer. Grantee and its underwriters, respectively, shall indemnify the Issuer to the same extent with respect to information furnished in writing to the Issuer by Grantee and such underwriters, respectively.

          9. Miscellaneous.

             (a) Extension of Exercise Periods. The periods during which Grantee may exercise its rights under Sections 2 and 3 hereof shall be extended in each such case at the request of Grantee to the extent necessary to avoid liability by Grantee under Section 16(b) of the Exchange Act by reason of such exercise.

             (b) Amendments; Entire Agreement. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement, the Merger Agreement (including the documents and instruments attached thereto as exhibits or schedules or delivered in connection therewith) and the Confidentiality Agreements (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, and (ii) except as provided in Section 8.6 of the Merger Agreement, are not intended to confer upon any person other than the parties any rights or remedies.

             (c) Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received (i) when so delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telegraph or telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder) or,
        (iii) five business days after the date of mailing to the following address or to such other address or addresses as such person may subsequently designate by notice given hereunder, if so delivered by mail:

               If to Grantee, to:

                         Lennox International Inc.
                         2100 Lake Park Blvd.
                         Richardson, Texas 75080
                         Telecopy: (972) 497-5440
                         Attention: Chief Executive Officer
                         with a copy to:

                         Baker & Botts, L.L.P.
                         2001 Ross Avenue
                         Dallas, TX 75201
                         Telecopy: (214) 953-6503
                         Attention: Andrew M. Baker

               If to Issuer, to:

                         Service Experts, Inc.
                         Six Cadillac Drive, Suite 400
                         Brentwood, TN 37027
                         Telecopy: (615) 221-4131
                         Attention: Chief Executive Officer

                         with copies to:

                         Cleary, Gottlieb, Steen & Hamilton
                         1 Liberty Plaza
                         New York, NY 10006
                         Telecopy: (212) 225-3999
                         Attention: Victor I. Lewkow, Esq.

                         and

                         Waller Lansden Dortch & Davis,
                         A Professional Limited Liability Company
                         511 Union Street
                         Suite 2100, Nashville City Center
                         Nashville, TN 37219
                         Telecopy: (615) 244-6804
                         Attention: J. Chase Cole, Esq.

             (d) Expenses. Except as otherwise specifically provided herein and without limiting anything contained in the Merger Agreement, each party hereto shall pay its own expenses incurred in connection with this Agreement, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

             (e) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

             (f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.

             (g) Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9(c) shall be deemed effective service of process on such party.

             (h) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

             (i) Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

             (j) Assignment. This Agreement shall be binding upon each party hereto and such party's successors and assigns. This Agreement shall not be assignable by the Issuer, but may be assigned by Grantee in whole or in part to any direct or indirect wholly-owned subsidiary of Grantee, provided that Grantee shall remain liable for any obligations so assigned.

             (k) Survival. All representations, warranties and covenants contained herein shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

             (l) Time of the Essence. The parties agree that time shall be of the essence in the performance of obligations hereunder.

             (m) Public Announcement. Grantee and the Issuer will consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and shall not issue any press release or make any public statement without the prior consent of the other party, which shall not be unreasonably withheld. Notwithstanding the foregoing, any such press release or public statement as may be required by applicable law or any listing Agreement with any national securities exchange, may be issued prior to such consultation, if the party making the release or statement has used its reasonable efforts to consult with the other party.

             (n) Extension; Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for performance, will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

             (o) Further Assurances. In the event of any exercise of the Option by Grantee, Issuer and Grantee will execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

          10. Profit Limitation.

             (a) Notwithstanding any other provision of this Agreement or the Merger Agreement, in no event shall Grantee's Total Profit (as defined below) exceed $7.0 million (the "Maximum Amount") and, if it otherwise would exceed such Maximum Amount, Grantee at its sole election may (i) pay cash to the Issuer, (ii) deliver to the Issuer for cancellation Option Shares previously purchased by Grantee, or (iii) any combination thereof, so that Grantee's actually realized Total Profit (as defined below) shall not exceed the Maximum Amount after taking into account the foregoing actions.

             (b) Notwithstanding any other provision of this Agreement, the Stock Option may not be exercised for a number of Option Shares as would, as of the date of the Stock Exercise Notice or Cash Exercise Notice, as applicable, result in a Notional Total Profit (as defined below) of more than the Maximum Amount and, if exercise of the Stock Option otherwise would result in the Notional Total Profit exceeding such amount, Grantee, at its discretion, may (in addition to any of the actions specified in Section 10(a) above) increase the Exercise Price for that number of Option Shares set forth in the Stock Exercise Notice or Cash Exercise Notice, as applicable, so that the Notional Total Profit shall not exceed the Maximum Amount; provided, that nothing in this sentence shall restrict any exercise of the Stock Option permitted hereby on any subsequent date at the Exercise Price set forth in Section 2 hereof.

             (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the cash amount actually received by Grantee pursuant to Section 7.2 of the Merger Agreement less any repayment by Grantee to the Issuer pursuant to
        Section 10(a)(i) hereof, (ii) (x) the net cash amounts or the fair market value of any property received by Grantee pursuant to the sale of Option Shares (or of any other securities into or for which such Option Shares are converted or exchanged), less (y) Grantee's purchase price for such Option Shares (or other securities) plus (iii) the aggregate amounts received by Grantee pursuant to Section 3(d).

             (d) As used herein, the term "Notional Total Profit" with respect to any number of Option Shares as to which Grantee may propose to exercise the Stock Option shall mean the Total Profit determined as of the date of the Stock Exercise Notice or Cash Exercise Notice, as applicable, assuming that the Stock Option was exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares previously acquired upon exercise of the Stock Option and held by Grantee and its affiliates as of such date, were sold for cash at the closing price on the NYSE for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

          11. Restrictions on Certain Actions; Covenants of Grantee. From and after the date of exercise of the Stock Option (other than an exercise contemplated by Section 3(d) hereof), in whole or in part with respect to more than ten percent (10%) of the then outstanding shares of Common Stock, and until the earlier of (x) two years from the date of exercise or (y) the date Grantee beneficially owns less than five percent (5%) of the then outstanding shares of Common Stock:

             (a) Without the prior consent of the Board of Directors of the Issuer, Grantee will not, and will not permit any of its affiliates to:

                (i) acquire or agree, offer or propose to acquire, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 15% of any class of Voting Securities (as defined below), or any rights or options to acquire such ownership (including from a third party);

                (ii) propose a merger, consolidation or similar transaction involving the Issuer;

                (iii) offer or propose to purchase, lease or otherwise acquire all or a substantial portion of the assets of the Issuer;

                (iv) solicit or participate in the solicitation of any proxies or consents with respect to the securities of the Issuer;

                (v) enter into any agreements or arrangements with any third party with respect to any of the foregoing; or

                (vi) publicly disclose that it requested the consent of the Board of Directors of the Issuer to do any of the foregoing except as required by law.

             (b) The provisions of this Section 11 shall terminate at such time as the Stock Option granted hereby expires without having been exercised in whole or in part. The provisions of this Section 11 shall not apply to actions taken pursuant to the Merger Agreement. "Voting Securities" means the shares of Common Stock, preferred stock and any other securities of the Issuer entitled to vote generally for the election of directors or any other securities (including, without limitation, rights and options), convertible into, exchangeable into or exercisable for, any of the foregoing (whether or not presently exercisable, convertible or exchangeable).

     IN WITNESS WHEREOF, each party has caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                            SERVICE EXPERTS, INC.

                                            By:      /s/ ALAN SIELBECK
                                              ----------------------------------
                                                Name: Alan Sielbeck
                                                Title: Chief Executive Officer

                                            LENNOX INTERNATIONAL INC.

                                            By:   /s/ JOHN W. NORRIS, JR.
                                              ----------------------------------
                                                Name: John W. Norris, Jr.
                                                Title: Chairman of the Board and
                                                Chief
                                                      Executive Officer

                                                                         ANNEX C

                         FORM OF SHAREHOLDER AGREEMENT

     THIS SHAREHOLDER AGREEMENT, dated as of October 26, 1999 (this "Agreement"), by and between Service Experts, Inc., a Delaware corporation
("SEI"), and           (the "Shareholder").

     WHEREAS, Lennox International Inc., a Delaware corporation ("Lennox"), and LII Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lennox ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms not defined in this Agreement have the meanings ascribed to them in the Merger Agreement), with SEI that provides, among other things, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into SEI (the "Merger").

     WHEREAS, as a condition to the willingness of SEI to enter into the Merger Agreement, SEI has required that the Shareholder agree, and in order to induce SEI to enter into the Merger Agreement, the Shareholder has agreed, to vote, in accordance with the terms of this Agreement, all the shares of Lennox Common Stock set forth opposite Shareholder's name on Schedule A hereto and any and all shares of Lennox Common Stock that may hereafter be acquired by the Shareholder in his or her individual capacity (collectively, the "Shares"), whether pursuant to stock option agreements, warrants or otherwise.

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                        REPRESENTATIONS, WARRANTIES AND
                          COVENANTS OF THE SHAREHOLDER

     SECTION 1.1. Authority Relative to This Agreement. Shareholder is competent to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming the due authorization, execution and delivery by SEI, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

     SECTION 1.2. No Conflict. The execution and delivery of this Agreement by Shareholder does not, and the performance of this Agreement by Shareholder shall not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance, on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder is a party or by which Shareholder or the Shares are bound or affected.

     SECTION 1.3. Marketable Title. Shareholder represents and warrants to SEI that Shareholder has good and marketable title to the Shares, free and clear of all liens, claims, charges and encumbrances and has full power and authority to exercise all voting rights in respect thereof.

     SECTION 1.4. Revocation of Proxies. Shareholder hereby revokes any and all previous proxies granted with respect to the Shares.

     SECTION 1.5. Agreement to Vote the Shares for the Merger. Shareholder agrees that he or she will attend (either in person or by proxy) any meeting of the shareholders of Lennox to be held for the purpose of obtaining shareholder approval of the issuance of Lennox Common Stock pursuant to the Merger and that Shareholder will vote (or consent in lieu of a meeting of shareholders) all the Shares in favor of approval of the issuance of Lennox Common Stock pursuant to the Merger.

     SECTION 1.6. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of such party's obligations under this Agreement, including without limitation any actions reasonably requested by SEI or Lennox in connection with obtaining any required consents or approvals to the actions contemplated hereby under the HSR Act or the Exchange Act. Without limiting the generality of the foregoing, none of the parties hereto shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) if such action would materially impair the ability of any party to effectuate, carry out or comply with all of the terms of this Agreement. The parties hereto understand and agree that notwithstanding any other provision contained herein, Shareholder is not prohibited from affecting any sale, transfer, assignment, division or any other disposition of Shares at any time, and the obligation to vote the Shares as provided in Section 1.5 of this Agreement applies only to the Shares owned by the Shareholder at the time of the events referred to in such section.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                                     OF SEI

     SECTION 2.1. Authority Relative to This Agreement. SEI has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by SEI and, assuming the due authorization, execution and delivery by Shareholder, constitutes a legal, valid and binding obligation of SEI, enforceable against SEI in accordance with its terms.

     SECTION 2.2. No Conflict. The execution and delivery of this Agreement by SEI does not, and the performance of this Agreement by SEI shall not, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other material instrument or obligation to which SEI is a party or by which SEI is bound or affected.

                                  ARTICLE III

                                 MISCELLANEOUS

     SECTION 3.1. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     SECTION 3.2. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance or injunctive relief in respect of the terms hereof.

     SECTION 3.3. Entire Agreement. This Agreement constitutes the entire agreement between SEI and Shareholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between SEI and Shareholder with respect to the subject matter hereof.

     SECTION 3.4. Assignment. This Agreement shall not be assigned by operation of law or otherwise (other than by will or the laws of descent and distribution).

     SECTION 3.5. Parties in Interest. This Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 3.6. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 3.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

     SECTION 3.8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.8):

          if to SEI:

          Service Experts, Inc.
          Six Cadillac Drive, Suite 400
          Brentwood, TN 37027
          Telecopy: (615) 221-4131
          Attention: Chief Executive Officer

          with a copy to:

          Cleary, Gottlieb, Steen & Hamilton
          1 Liberty Plaza
          New York, NY 10006
          Facsimile No.: (212) 225-3999
          Attention: Victor I. Lewkow, Esq.

          and

          Waller Lansden Dortch & Davis,
          A Professional Limited Liability Company
          511 Union Street
          Suite 2100, Nashville City Center
          Nashville, TN 37219
          Telecopy: (615) 244-6804
          Attention: J. Chase Cole, Esq.

          if to Shareholder:

          Lennox International Inc.
          2100 Lake Park Blvd.
          Richardson, TX 75080
          Telecopy: (972) 497-5440
          Attention: Carl Edwards

          with a copy to:

          Baker & Botts, L.L.P.
          2001 Ross Avenue
          Dallas, TX 75201
          Telecopy: (214) 953-6503
          Attention: Andrew M. Baker

     SECTION 3.9. Termination. This Agreement shall terminate upon the Effective Date or upon the termination of the Merger Agreement in accordance with the termination provisions provided therein.

     SECTION 3.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.

     SECTION 3.11. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 3.8 shall be deemed effective service of process on such party.

     SECTION 3.12. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 3.13. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 [Remainder of Page Intentionally Left Blank.]

     IN WITNESS WHEREOF, SEI has caused this Agreement to be executed by its respective officer thereunto duly authorized and Shareholder has duly executed this Agreement, each as of the date first written above.

                                            SERVICE EXPERTS, INC.

                                            By:
                                              ----------------------------------
                                                Alan R. Sielbeck
                                                President and Chief Executive
                                                Officer

                                            SHAREHOLDER

                                            ------------------------------------

                                   SCHEDULE A

               LENNOX COMMON STOCK                         SHARES

                                                                         ANNEX D

                         FORM OF SHAREHOLDER AGREEMENT

     THIS SHAREHOLDER AGREEMENT, dated as of October 26, 1999 (this "Agreement"), by and between Lennox International Inc., a Delaware corporation
("Lennox"), and           (the "Shareholder").

     WHEREAS, Service Experts, Inc., a Delaware corporation ("SEI"), has entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"; capitalized terms not defined in this Agreement have the meanings ascribed to them in the Merger Agreement), with Lennox and LII Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Lennox ("Merger Sub"), that provides, among other things, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into SEI (the "Merger").

     WHEREAS, as a condition to the willingness of Lennox to enter into the Merger Agreement, Lennox has required that the Shareholder agree, and in order to induce Lennox to enter into the Merger Agreement, the Shareholder has agreed, to vote, in accordance with the terms of this Agreement, all the shares of SEI Common Stock set forth opposite Shareholder's name on Schedule A hereto and any and all shares of SEI Common Stock that may hereafter be acquired by the Shareholder in his or her individual capacity (collectively, the "Shares"), whether pursuant to stock option agreements, warrants or otherwise.

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                        REPRESENTATIONS, WARRANTIES AND
                          COVENANTS OF THE SHAREHOLDER

     SECTION 1.1. Authority Relative to This Agreement. Shareholder is competent to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and, assuming the due authorization, execution and delivery by Lennox, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

     SECTION 1.2. No Conflict. The execution and delivery of this Agreement by Shareholder does not, and the performance of this Agreement by Shareholder shall not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance, on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder is a party or by which Shareholder or the Shares are bound or affected.

     SECTION 1.3. Marketable Title. Shareholder represents and warrants to Lennox that Shareholder has good and marketable title to the Shares, free and clear of all liens, claims, charges and encumbrances and has full power and authority to exercise all voting rights in respect thereof.

     SECTION 1.4. Revocation of Proxies. Shareholder hereby revokes any and all previous proxies granted with respect to the Shares.

     SECTION 1.5. Agreement to Vote the Shares for the Merger. Shareholder agrees that he or she will attend (either in person or by proxy) any meeting of the shareholders of SEI to be held for the purpose of obtaining shareholder approval of the Merger and the Merger Agreement and that Shareholder will vote (or consent in lieu of a meeting of shareholders) all the Shares in favor of approval of the Merger and the Merger Agreement.

     SECTION 1.6. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of such party's obligations under this Agreement, including without limitation any actions reasonably requested by Lennox or SEI in connection with obtaining any required consents or approvals to the actions contemplated hereby under the HSR Act or the Exchange Act. Without limiting the generality of the foregoing, none of the parties hereto shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) if such action would materially impair the ability of any party to effectuate, carry out or comply with all of the terms of this Agreement. The parties hereto understand and agree that notwithstanding any other provision contained herein, Shareholder is not prohibited from affecting any sale, transfer, assignment, division or any other disposition of Shares at any time, and the obligation to vote the Shares as provided in Section 1.5 of this Agreement applies only to the Shares owned by the Shareholder at the time of the events referred to in such section.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                                   OF LENNOX

     SECTION 2.1 Authority Relative to This Agreement. Lennox has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Lennox and, assuming the due authorization, execution and delivery by Shareholder, constitutes a legal, valid and binding obligation of Lennox, enforceable against Lennox in accordance with its terms.

     SECTION 2.2 No Conflict. The execution and delivery of this Agreement by Lennox does not, and the performance of this Agreement by Lennox shall not, result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other material instrument or obligation to which Lennox is a party or by which Lennox is bound or affected.

                                  ARTICLE III

                                 MISCELLANEOUS

     SECTION 3.1. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     SECTION 3.2. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance or injunctive relief in respect of the terms hereof.

     SECTION 3.3. Entire Agreement. This Agreement constitutes the entire agreement between Lennox and Shareholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between Lennox and Shareholder with respect to the subject matter hereof.

     SECTION 3.4. Assignment. This Agreement shall not be assigned by operation of law or otherwise (other than by will or the laws of descent and distribution).

     SECTION 3.5. Parties in Interest. This Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 3.6. Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 3.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

     SECTION 3.8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.8):

          if to Lennox:

           Lennox International Inc.
           2100 Lake Park Blvd.
           Richardson, TX 75080
           Telecopy: (972) 497-5440
           Attention: Chief Executive Officer

          with a copy to:

           Baker & Botts, L.L.P.
           2001 Ross Avenue
           Dallas, TX 75201-2980
           Facsimile No.: (214) 953-6503
           Attention: Andrew Baker

          if to Shareholder:

           -----------------------------------------------------------------
           -----------------------------------------------------------------
           -----------------------------------------------------------------
           Attention:
           -----------------------------------------------------

          with a copy to:

           -----------------------------------------------------------------
           -----------------------------------------------------------------
           -----------------------------------------------------------------
           -----------------------------------------------------------------

     SECTION 3.9. Termination. This Agreement shall terminate upon the Effective Date or upon the termination of the Merger Agreement in accordance with the termination provisions provided therein.

     SECTION 3.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.

     SECTION 3.11. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought in any federal or state court located in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 3.8 shall be deemed effective service of process on such party.

     SECTION 3.12. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 3.13. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 [Remainder of Page Intentionally Left Blank.]

     IN WITNESS WHEREOF, Lennox has caused this Agreement to be executed by its respective officer thereunto duly authorized and Shareholder has duly executed this Agreement, each as of the date first written above.

                                            LENNOX INTERNATIONAL INC.

                                            By:
                                              ----------------------------------
                                                Clyde W. Wyant
                                                Chief Financial Officer and
                                                Treasurer

                                            SHAREHOLDER

                                            ------------------------------------

                                   SCHEDULE A

               SEI COMMON STOCK                            SHARES

                                                                         ANNEX E

         SUNTRUST EQUITABLE SECURITIES CORPORATION
         800 Nashville City Center
         Nashville, Tennessee 37219-1743

         Member New York Stock Exchange, Inc.

--------------------------------------------------------------------------------

[SunTrust Equitable letterhead]

October 26, 1999

Board of Directors
Service Experts, Inc.
Six Cadillac Drive, Suite 400
Brentwood, TN 37027

Members of the Board:

     We understand that Service Experts, Inc. ("Company") intends to enter into an Agreement and Plan of Merger (the "Agreement") with Lennox International, Inc. ("Parent") and Titan Acquisition Corporation ("Merger Sub"). The Agreement will provide that, at the effective time of the merger (the "Merger") of Merger Sub into the Company (the "Effective Time"), the Company will become a wholly-owned subsidiary of Parent and each outstanding share of common stock of the Company will be converted into the right to receive 0.67 shares of common stock of Parent (the "Exchange Ratio"). The terms and conditions of the Merger are more fully set forth in the Agreement and related documents.

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of the Company (the "Shareholders") of the Exchange Ratio. At your direction, we do not express any views on any other term of the Merger. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Agreement or the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company.

     SunTrust Equitable Securities Corporation ("SunTrust Equitable"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. SunTrust Equitable has been engaged to render financial advisory services to the Company in connection with the Merger and will receive a fee and reimbursement of its expenses, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify SunTrust Equitable for certain liabilities arising out of the rendering of this opinion. In the past, SunTrust Equitable has performed investment banking and financial advisory services for the Company from time to time for which we have received customary compensation, including providing investment banking and financial advisory services in connection with the formation and structuring of the Company for which SunTrust Equitable received warrants to purchase 82,391 shares of the Company's common stock with an exercise price of $13.00 per share. In the ordinary course of business, we trade the equity and debt securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in these securities. In addition, SunTrust Bank, Nashville, N.A., an affiliate of SunTrust Equitable, performs commercial banking services for the Company and receives customary fees for such services, and is currently one of the Company's largest commercial lenders.

                      A SUBSIDIARY OF SUNTRUST BANKS, INC.

     In connection with our opinion, we have reviewed, among other things, a draft of the Agreement dated October 25, 1999 and terms of related documents, certain publicly-available information regarding the Company and Parent and certain other financial information, reports, forecasts and other information which was provided to us by or on behalf of managements of the Company and Parent regarding the Company and Parent. For purposes of our opinion, we have assumed that the final form of the Agreement will not differ in any material respect from the draft of the Agreement provided to us. We held discussions with the managements and representatives of the Company and Parent concerning the historical and current operations of the Company and Parent, their respective financial condition and prospects, as well as the strategic and operating benefits anticipated from the Merger. Without limiting the foregoing, with respect to the forecasts included in the prospective financial information furnished to us relating to the Company we have, with your consent, for purposes of our analysis and in formulating our opinion, assumed and relied solely upon the accuracy and completeness of those forecasts relating to the Company included in the prospective financial information that have been identified to us as representing the best currently available judgments and estimates of the Company's management as to the Company's current business and future prospects, and for purposes of our analysis and in rendering this opinion, we have assumed that such forecasts were reasonably prepared in good faith. We express no opinion as to any of the prospective financial information or the assumptions on which it is based. In addition, we (i) considered, to the extent available, the financial terms of certain other similar transactions recently effected which we considered comparable to the Merger, (h) compared certain financial positions and operating results and stock market data of the Company to other companies in the heating, ventilation and air conditioning ("HVAC") and electrical contract services industry and compared certain financial positions and operating results and stock market data of Parent to other companies in the HVAC and refrigeration equipment manufacturing industry, (iii) reviewed the pro forma financial effects of the Merger to the combined company and (iv) conducted such other financial studies, analyses and investigations and reviewed such other factors as we deemed appropriate for purposes of this opinion.

     In rendering this opinion, we have relied, without assuming any responsibility for independent verification, on the accuracy and completeness of all historical financial and other historical information reviewed by us that was publicly available or furnished to us by or on behalf of the Company and Parent, and we have not assumed any responsibility for independent verification of any such historical information or any of the prospective financial information furnished to us. We have assumed that the financial forecasts of Parent provided to us which we examined were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent. We have also assumed, with the consent of the Company, that the Merger will be a tax-free reorganization. We have assumed that the transactions described in the draft Agreement provided to us will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent, nor were we furnished with any such evaluations or appraisals. Our opinion is based upon economic, market and other conditions existing on the date hereof and does not address the fairness of the Exchange Ratio to the Shareholders as of any other date. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any Shareholder of the Company as to whether or not that Shareholder should vote to approve the Merger and should not be relied upon by any Shareholder as such. The financial markets in general, and the markets for the securities of the Company and Parent in particular, are subject to volatility, and this opinion does not purport to address potential developments in the financial markets or the markets for the securities of the Company and Parent after the date hereof.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Merger. This letter may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent; however, the opinion rendered hereby may be included in its entirety in the registration statement or proxy statement relating to the Merger to be distributed by the Company to its Shareholders.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the Shareholders of the Company.

                                            Very truly yours,

                                            SUNTRUST EQUITABLE
                                            SECURITIES CORPORATION

                                                                         ANNEX F

                                      LOGO

October 26, 1999

Board of Directors
Service Experts, Inc.
Six Cadillac Drive, Suite 400
Brentwood, TN 37027

Members of the Board:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the stockholders of Service Experts, Inc. (the "Company") of the Exchange Ratio (as defined below) provided for pursuant to the terms of the Agreement and Plan of Merger, dated as of October 26, 1999 (the "Merger Agreement"), among the Company, Lennox International, Inc. ("Parent") and Titan Acquisition Corporation, a wholly owned subsidiary of Parent ("Sub"). The Merger Agreement provides for, among other things, a merger of Sub with and into the Company (the "Merger") pursuant to which each outstanding share of common stock, par value $0.01 per share, of the Company (other than any shares held in the treasury of the Company or owned by Parent, Sub or their respective subsidiaries) will be converted into 0.67 shares of common stock, par value $0.01 per share, of Parent (the "Exchange Ratio"). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

     In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement, and for purposes hereof, we have assumed that the final form thereof will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company and Parent for recent years and interim periods to date, as well as certain internal financial and operating information, including certain prospective financial information prepared by or on behalf of the Company and Parent and provided to us for purposes of our analysis (collectively, the "Prospective Financial Information"), and we have met with the managements of the Company and Parent to review and discuss such information and, among other matters, each of the Company's and Parent's respective businesses, financial condition, results of operations and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company and Parent, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company and Parent or one or more of their respective businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and other business combination transactions that we believe to be reasonably comparable to the Merger or otherwise relevant to our inquiry. We have also performed such other financial analyses, and reviewed such other information, as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the historical financial and other historical information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such historical information or any of the Prospective Financial Information furnished to us. In addition, with respect to the forecasts included in the Prospective Financial Information relating to the Company, we have, with your consent, for purposes of our analysis and in formulating our opinion, assumed and relied solely upon the accuracy and completeness of such of those forecasts that have been identified to us as representing the best currently available judgments and estimates of the Company's

[WASSERSTEIN PERELLA & CO. LETTERHEAD FOOTER] management as to the Company's current business and future prospects, and for purposes of our analysis and in rendering this opinion, we have assumed that such forecasts were reasonably prepared in good faith. We express no opinion as to any of the Prospective Financial Information or the assumptions on which it is based. In addition, we have not reviewed any of the books and records of the Company or Parent, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company or Parent or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company or Parent, and no such independent valuation or appraisal was provided to us.

     We note that the Merger is intended to qualify as a tax-free reorganization for United States federal income tax purposes, and we have assumed that the Merger will so qualify. We have assumed that obtaining all regulatory and other approvals and third-party consents required for consummation of the Merger will not have an adverse impact on the Company or Parent or the anticipated benefits of the Merger, and we have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof We are not expressing any opinion herein as to the prices at which any securities of Parent or the Company will actually trade at any time.

     In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and Parent for our own account and for the accounts of customers. and, accordingly, may at any time hold a long or short position in such securities.

     We are acting as one of the financial advisors to the Company in connection with the proposed Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger, as well as a fee for rendering this opinion. In addition, the Company has agreed to indemnify Wasserstein Perella for certain liabilities arising out of its engagement and the rendering of this opinion.

     Our opinion addresses only the fairness from a financial point of view to the shareholders of the Company of the Exchange Ratio provided for pursuant to the Merger Agreement and we do not express any views on any other term of the Merger. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement or the merits of the Merger relative to any alternative transaction or business strategy that may available to the Company.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Merger, and except for inclusion in its entirety in any registration statement or proxy statement required to be circulated to shareholders of the Company relating to the Merger, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any shareholder or as to how such holder should vote with respect to the Merger, and should not be relied upon by any shareholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the Exchange Ratio provided for pursuant to the Merger Agreement is fair to the shareholders of the Company from a financial point of view.

                                            Very truly yours,

                                            WASSERSTEIN PERELLA & CO., INC.

                                                                         ANNEX G

                     [WARBURG DILLON READ FULL LETTERHEAD]

October 25, 1999

The Board of Directors
Lennox International Inc.
2100 Lake Park Boulevard
Richardson, TX 75080

Attention: John W. Norris, Jr.
           Chairman and Chief Executive Officer

     We understand that Lennox International Inc., a Delaware corporation (the "Company"), Service Experts, Inc., a Delaware corporation ("Service Experts"), and LII Acquisition Corporation, a newly formed Delaware corporation and a direct wholly owned subsidiary of the Company ("Merger Sub"), are considering entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will be merged with and into Service Experts (the "Merger"), with Service Experts being the surviving corporation in the Merger. Upon effectiveness of the Merger, each outstanding share of common stock of Service Experts ("Service Experts Common Stock") including all issued and outstanding options, warrants or other stock issuance agreements, will be converted, at a fixed exchange ratio, into the right to receive 0.67 shares of common stock, par value of $0.01 per share ("Company Common Stock"), of the Company (the "Conversion Number"). In addition, the Company will assume approximately $160 million in total indebtedness as part of the Merger. No Company Common Stock will be issued to holders of fractional shares of Service Experts Common Stock. In connection with the Merger Agreement, the Company and Service Experts are considering entering into a Stock Option Agreement (together with the Merger Agreement, the "Agreements") pursuant to which Service Experts will grant to the Company an option, exercisable in certain circumstances described therein, to purchase a number of shares of Service Experts Common Stock equal to approximately 19.9% of the number of outstanding shares of Service Experts Common Stock. The terms and conditions of the Merger are more fully set forth in the drafts of the Agreements dated October 24, 1999.

     You have requested our opinion as to whether the Conversion Number is fair, from a financial point of view, to the Company.

     Warburg Dillon Read LLC ("WDR") has acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee upon the consummation thereof. In the past, WDR and its predecessors have provided investment banking services to the Company and received customary compensation for the rendering of such services. In July of 1999, WDR was a co-manager of the Company's $160 million dollar initial public offering and has served as lead agent in a series of private placements for the Company. In the ordinary course of business, WDR, its successors and affiliates may trade or have traded securities of the Company or Service Experts for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion does not address the Company's underlying business decision to effect the Merger or constitute a recommendation to any shareholder of the Company or Service Experts as to how such shareholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreements or the form of the Merger. In rendering

[WDR FOOTER]
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                     [WARBURG DILLON READ FULL LETTERHEAD]

this opinion, we have assumed, with your consent, that the final executed form of the Agreements will not differ in any material respect from the drafts that we have examined, and that the Company and Service Experts will comply with all the material terms of the draft and final version of the Agreements.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and Service Experts, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of Service Experts, including estimates and financial forecasts prepared by and subjected to due diligence by the management of the Company and Service Experts and not publicly available, (iv) conducted discussions with members of the senior management of the Company and Service Experts, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company and Service Experts, (vi) compared the financial terms of the Merger with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (vii) considered certain pro forma effects of the Merger on the Company's financial statements and reviewed certain estimates of synergies prepared by Company management, (viii) reviewed drafts of the Agreements, and
(ix) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Service Experts, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts (including the obtaining of synergies), estimates of revenues and costs, presumed pro forma effects, and analysis of potential synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective companies. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us, as of October 25, 1999.

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                     [WARBURG DILLON READ FULL LETTERHEAD]

     Based upon and subject to the foregoing, it is our opinion that, the Conversion Number is fair, from a financial point of view, to the Company.

                                            Very truly yours,

                                            WARBURG DILLON READ LLC

                                            By:  /s/ DAVID M. DICKSON, JR.
                                              ----------------------------------
                                                David M. Dickson, Jr.
                                                Managing Director

                                            By:      /s/ HARRY A. SHAW
                                              ----------------------------------
                                                Harry A. Shaw
                                                Director

[WDR FOOTER]
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